As filed with the Securities and Exchange Commission on August 23, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Genomatica, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2860	33-0831527
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10520 Wateridge Circle

San Diego, California 92121

(858) 824-1771

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Christophe H. Schilling, Ph.D.

President and Chief Executive Officer

Genomatica, Inc.

10520 Wateridge Circle

San Diego, California 92121

(858) 824-1771

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Thomas A. Coll, Esq. Charles S. Kim, Esq. Charles J. Bair, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Allison B. Spinner, Esq. Richard Cameron Blake, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, $0.0001 par value per share	$100,000,000	$11,610

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued August 23, 2011

         Shares

COMMON STOCK

Genomatica, Inc. is offering          shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price of our common stock will be between $          and $          per share.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “GENO.”

Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 11.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Genomatica
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional          shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2011.

MORGAN STANLEY	J.P. MORGAN	JEFFERIES

PIPER JAFFRAY

RAYMOND JAMES

                    , 2011

genomatica processes make high-volume chemicals from renewable feedstocks echnology platform
• Proprietary
• Predictive computational modeling
• Advanced biotechnology

Renewable feedstocks

- Conventional sugars
- Sugars from cellulosic biomass
- Syngas

Genomatica microorganisms

- Optimized pathways
- Efficient conversion
- Range of industrial organisms

Manufacturing processes

- Better economics
- Smaller footprint
- Rapid deployment

Intermediate and basic chemicals

- Exact same chemicals
- Large, established markets
- Core of the chemical industry

Consumer products

- Chemicals used in everyday products
- Greater sustainability

You should rely only on the information contained in this prospectus and in any free writing prospectus that we may provide to you in connection with this offering. Neither we nor any of the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any such free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any of the underwriters are making an offer to sell or seeking offers to buy these securities in any jurisdiction where or to any person to whom the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

Through and including                     , 2011 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and our financial statements and the related notes, before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Genomatica,” “we,” “us” and “our” refer to Genomatica, Inc.

GENOMATICA, INC.

Our Company

We are a technology leader for the global chemical industry. We deliver new, transformative manufacturing processes that enable our partners to produce intermediate and basic chemicals from renewable feedstocks. Intermediate and basic chemicals serve as the basis for making substantially all of the products that make modern life possible, and our processes enable the production of the exact same chemicals that are at the core of the chemical industry. Our processes are designed to deliver better economics with enhanced sustainability and a smaller environmental footprint than conventional petroleum-based manufacturing processes. Our proprietary biotechnology platform allows us to create fermentation-based manufacturing processes and to engineer the enabling microorganisms that drive the efficient conversion of renewable feedstocks into numerous existing high-volume intermediate and basic chemicals. We are developing a pipeline of manufacturing processes for the production of these chemicals, including our first target chemical, butanediol, or BDO, and our second target chemical, butadiene. A key element of our strategy is to partner with industry leaders through a combination of joint venture and licensing arrangements in order to accelerate the broad and rapid commercial utilization of our production processes. Through this approach, we expect the first commercial-scale BDO plant that utilizes our processes to begin high-volume production by the end of 2012.

Technology Platform

We harness biotechnology to develop manufacturing processes that can convert multiple renewable feedstocks into numerous existing chemicals that meet industry specifications for large, well-defined established markets. Our technology platform combines predictive computational modeling with advanced laboratory technology and process engineering in a uniquely integrated approach to develop highly efficient biologically driven manufacturing processes faster than traditional process development methods. Our platform is designed to identify the most efficient biochemical pathways and select the most effective microorganisms to convert feedstocks into target chemicals, leading to optimal process technologies developed in a capital-efficient manner. Our intellectual property currently targets processes to produce over 20 intermediate and basic chemicals, including BDO and butadiene.

Manufacturing Processes

We expect our process technologies to enable economically advantaged production of target chemicals, considering both capital and operating costs, relative to conventional petroleum-based processes run at chemical manufacturing plants throughout the world. We believe that plants using our production processes will offer three primary economic advantages relative to conventional plants: lower capital costs per pound of chemical product for similar-sized plants, lower production costs for similar-sized plants and the ability to cost-effectively operate plants at a smaller scale. Our manufacturing processes are also designed to deliver enhanced sustainability and a reduced environmental footprint versus conventional approaches. Based on performance achieved at laboratory, pilot and demonstration scale, we believe our first manufacturing process for BDO will be economically advantaged at commercial scale as compared to conventional petroleum-based production processes. Our initial BDO production process will use conventional sugars, such as sucrose from sugarcane or sugar beets, and dextrose from corn or cassava. We expect our economic advantage with respect to the production of target chemicals to continue to improve over time as a result of process technology improvements and our anticipated ability to utilize other renewable feedstocks projected to have even lower costs, such as sugars from cellulosic biomass and synthesis gas, or syngas, from municipal solid waste.

Commercialization Strategy

To drive rapid and parallel commercialization of multiple plants for each of our target chemicals, our approach is to partner with industry leaders through a combination of joint venture and licensing arrangements. We have announced the following relationships related to development, financing and production of chemicals using our production processes.

Tate & Lyle. In March 2011, we entered into a joint development agreement with Tate & Lyle Ingredients Americas, Inc., or Tate & Lyle, to jointly scale up the production of BDO from dextrose sugar feedstocks in North America. Under this agreement, we are jointly operating a plant at demonstration scale, with the potential for commercial-scale production in North America pursuant to a contemplated joint venture agreement. Tate & Lyle will supply dextrose sugar feedstock for the initial commercial-scale plant in North America.

Novamont. In June 2011, we signed a non-binding letter of intent with Novamont S.p.A., or Novamont, regarding a proposed joint venture for the commercial-scale production of BDO using our process technology at a Novamont industrial plant to be converted for such purpose. This letter of intent contemplates our first commercial-scale BDO plant in Italy with a capacity of approximately 40 million pounds per year to begin production by the end of 2012. According to the letter of intent, Novamont will provide all construction capital and consume all product off-take for captive use.

Mitsubishi Chemical. In April 2011, we entered into a non-binding memorandum of understanding with Mitsubishi Chemical Corporation, or Mitsubishi Chemical, pursuant to which we agreed in principle to a joint venture in Asia for the production of BDO using our process technology and a possible research and development collaboration for other target chemicals.

M&G / Chemtex. In February 2011, we entered into a non-binding memorandum of understanding with Gruppo Mossi & Ghisolfi, or M&G, regarding a proposed partnering arrangement for the development and commercialization of certain target chemicals from sugars from cellulosic biomass using our process technology. The first target chemical is BDO and, as contemplated by the memorandum of understanding, we entered into a joint development agreement with Chemtex Italia S.r.l., or Chemtex, a wholly-owned subsidiary of M&G, in April 2011 to develop a process for producing BDO from sugars from cellulosic biomass feedstocks.

Waste Management. In December 2010, we entered into a joint development agreement with WM Organic Growth, Inc., or Waste Management, to develop a commercial-scale process to produce a particular intermediate chemical from syngas sourced primarily from municipal solid waste.

Renewable Feedstocks

We have demonstrated our ability to produce multiple chemicals from a variety of renewable feedstocks, including various conventional sugars and sugars from cellulosic biomass, using our proprietary microorganisms and processes. We believe providing this flexibility in feedstocks will enable further reductions in production costs and offer the best match of available feedstocks for a given geography. We have developed strategic relationships with companies such as Tate & Lyle for dextrose sugar, M&G for sugars from cellulosic biomass, and Waste Management for syngas, to accelerate development and time-to-market for our process solutions that use these renewable feedstocks.

Initial Target Chemicals

Our first manufacturing process targets BDO, an intermediate chemical used in everyday products that include athletic apparel, running shoes, electronics and automobiles. According to the most recently available data from research firm IHS Inc., or IHS, the global BDO demand in 2009 was 2.8 billion pounds, which equates to a market size of approximately $4 billion based on June 2011 prices. Our process has been producing BDO from dextrose sugar at demonstration scale since June 2011 at a plant located at an industrial site owned by our partner, Tate & Lyle. Our second manufacturing process targets butadiene, a basic chemical used in a variety of other everyday products such as tires, carpeting and latex products. According to the research firm Nexant, Inc., or Nexant, the global butadiene demand in 2011 is forecasted to be over 20 billion pounds, which equates to a market size of approximately $40 billion based on June 2011 prices. In August 2011, we announced that we had successfully produced pound quantities of butadiene made from renewable feedstocks. We are also developing a pipeline of sustainable processes to enable production of many other intermediate and basic chemicals that, like BDO and butadiene, have large, well-defined established markets.

We expect the first commercial-scale BDO plant that utilizes our process to produce approximately 40 million pounds of BDO per year in an industrial plant in Europe that is owned and operated by one of our industry partners, Novamont, with whom we have entered into a non-binding letter of intent. Our goal is for this plant to begin production by the end of 2012 and for larger commercial-scale BDO plants owned and operated together with our industry partners in the United States, Europe and Asia to begin high-volume production in 2014 and 2015. We are jointly operating a plant with our partner Tate & Lyle at demonstration scale, with the potential for commercial-scale production with Tate & Lyle in North America pursuant to a contemplated joint venture agreement. In addition, we have entered into a non-binding memorandum of understanding with Mitsubishi Chemical pursuant to which we agreed in principle to a joint venture in Asia for the production of BDO using our process technology. We expect that BDO plants using our process will typically produce 100 to 130 million pounds of BDO per year, though individual plants may be smaller or larger depending on factors such as regional supply and demand and market dynamics. Our objective is to enter into multiple similar arrangements with partners to rapidly grow the commercial production of butadiene and other target chemicals.

Challenges Facing the Chemical Industry

Because the production of approximately 95% of all manufactured goods is enabled by chemicals, the challenges facing the chemical industry directly affect consumers and the global economy. These challenges impact chemical manufacturers and companies dependent on chemicals to make downstream products and materials, and include:

•

Dependence on Fossil-Fuel Feedstocks with Volatile Pricing. The chemical industry’s reliance on fossil-fuel feedstocks, such as crude oil, natural gas and coal, leads to significant price volatility in input costs, large swings in earnings and difficulty in forecasting future performance.

•

Increasing Scarcity and Rising Price of C3 and C4 Chemicals. Due to the recent increased availability of natural gas, especially in North America, crude oil has become relatively more expensive than natural gas and many ethylene cracking operations are now using lighter natural gas feedstocks to earn higher margins. In the midst of rising demand, this has led to significantly lower quantities of, and rising prices for, intermediate and basic chemicals with three and four carbon atoms, or C3 and C4 chemicals, such as propylene and butadiene, which are largely made from crude oil.

•

Cyclicality From Supply-Demand Imbalances Due to Increasingly Larger-Scale Manufacturing. To achieve production economies of scale, the chemical industry has historically and increasingly built large-scale manufacturing plants. Given the significant investment required and the extended lead times for construction of such large plants, the chemical industry has historically struggled to accurately time its capacity expansion programs, which has contributed to supply and demand imbalances and the cyclical nature of the industry.

•

Consumer Demand for Greater Sustainability. We believe the increased demand for more sustainable products and materials from consumers, as well as manufacturers and the retailers that serve them, results in increasing pressure on chemical makers to produce chemicals with a smaller environmental footprint.

Our Solution

We believe our technology addresses the challenges facing the chemical industry as follows:

•

Enables Renewable Feedstock Flexibility to Reduce Volatility. Our processes enable chemical production of the exact same chemicals as petroleum-based processes using a range of renewable feedstocks rather than fossil-fuel feedstocks. We believe this will provide our partners greater feedstock flexibility, leading to lower and more consistent cost of inputs.

•

Increases Long-Term Supply of C3 and C4 Chemicals. We believe our technology will provide the chemical industry with an entirely different way to cost-effectively produce high-volume C3 and C4 chemicals that will reduce the long-term supply challenges and pricing volatility associated with the use of fossil-fuel feedstocks for their production.

•

Enables Smaller-Scale Production Plants with Better Economics. We expect that production plants built to use our processes will provide superior capital efficiencies and lower operating costs compared to conventional petroleum-based chemical plants. In addition, the smaller the production capacity of the production plant, the more we expect our relative capital advantage to increase compared to conventional plants of the same size.

•

Results in More Sustainable Products. Because our processes use renewable feedstocks, have lower greenhouse gas emissions and use less energy, the downstream products ultimately derived from our processes should have a smaller environmental footprint than products manufactured using conventional petroleum-based manufacturing processes.

Our Competitive Strengths

We believe the following combination of capabilities and strengths distinguishes us from our potential competitors:

•

Differentiated Proprietary Biotechnology Platform Targeting Exact Same Chemicals. We have developed a proprietary biotechnology platform that lets us create multiple processes for numerous existing high-volume chemicals quickly. Our technology platform facilitates the renewable feedstocks-based production of the exact same high-volume chemicals that are currently produced using fossil-fuel feedstocks. By exact same chemicals, we mean that the chemicals produced by our processes meet the same industry specifications and have the same chemical structure as those produced by conventional petroleum-based processes. We believe producing the exact same chemicals, which can be mixed with petroleum-based chemicals if desired, will reduce sole sourcing concerns and facilitate relatively fast vendor qualification and integration of those chemicals into standard purchasing cycles. We believe we will be able to continue to rapidly develop and deliver multiple processes for numerous chemicals using our platform in a capital-efficient manner.

•

Cost-Advantaged Production. We believe chemical production plants designed to use our production processes will cost less to build and operate and will have better economics at smaller scales than similar-sized conventional production plants. We expect these cost advantages to increase over time given long-term fossil-fuel feedstock projected price increases, coupled with potential improvements in our processes and our planned introduction over time of the use of projected lower cost feedstocks, such as sugars from cellulosic biomass and syngas from municipal solid waste.

•

Partnerships with Industry Leaders. As a result of our biotechnology platform and our ability to deliver a sustainable, economically-advantaged solution for the production of chemicals using a broad range of renewable feedstocks as inputs to our processes, we have been able to attract key industry partners in our markets. For example, we are operating the first demonstration-scale BDO-production plant that uses renewable feedstocks in partnership with Tate & Lyle in the United States with the potential for commercial-scale production in North America pursuant to a contemplated joint venture agreement. We currently have a non-binding memorandum of understanding with Mitsubishi Chemical and a non-binding letter of intent with Novamont for the commercial production of BDO in Asia and Europe, respectively. We have partnered with M&G and intend to integrate their proprietary process to convert cellulosic biomass into fermentable sugars with our proprietary process to convert those sugars into chemicals. Further, we have partnered with Waste Management for the conversion of syngas to chemicals with a particular focus on syngas that can be generated from municipal solid waste.

•

Capital Efficiency. We believe that the relatively lower cost of building plants designed to use our processes, coupled with our partnering strategy and future licensing arrangements will allow us to accelerate the commercialization of our production processes using substantially less of our capital than if we were to pursue a model to build, own and operate these production plants ourselves. We expect this to provide us with greater business flexibility to deploy multiple manufacturing processes for numerous target chemicals in parallel.

•

Significant Feedstock Flexibility. We believe the ability to produce intermediate and basic chemicals from multiple renewable feedstocks, such as conventional sugars, sugars from cellulosic biomass, or syngas from a variety of sources, will provide us and our partners with significant business flexibility. We expect our process technology will allow us and our partners to achieve better economics in part as a result of a more diversified set of feedstock options compared to the fossil-fuel feedstocks used in conventional petroleum-based manufacturing processes.

•

Intellectual Property Position. As of August 15, 2011, we owned or had licensed rights to 23 issued patents and 206 pending patent applications in the United States and in various foreign jurisdictions, in addition to our trade secrets and other intellectual property rights. These issued patents and pending patent applications cover not only the chemical production processes that we are developing or may pursue in the future, but also certain of the underlying technologies used to develop our processes.

•

Management Team with Extensive Industry Experience. Our management team brings over 100 years of combined operations, technology, partnering and licensing experience in the chemical and other technology industries, including at large global chemical companies such as The Dow Chemical Company, or Dow, E.I. du Pont de Nemours and Company, or DuPont, International Specialty Products, Inc., or ISP, and LyondellBasell Industries N.V., or LyondellBasell. In addition, members of our management team have significant biotechnology experience and have been deeply involved in the development, scale-up and commercialization of numerous bio-based products at both growth-stage and well-established companies.

Our Strategy

Our strategy is to drive transformation of the chemical industry by enabling global production of a wide range of intermediate and basic chemicals using renewable feedstocks to enable greater profitability and sustainability for the industry. The key elements of our strategy include:

•

Focus on Intermediate and Basic Chemicals. We target multiple intermediate and basic chemicals, each of which has an existing market in the billions to tens of billions of dollars per year. Our initial focus has been to commercialize our processes for intermediate chemicals, and we are now leveraging our technology platform to pursue in parallel the commercialization of processes for higher-volume basic chemicals, as well as additional intermediate chemicals.

•

Execute on the Global Commercialization of our BDO Process. We intend to use a selective approach to partnering and establish joint ventures for the production of our first target chemical, BDO, in major markets, including North America, Europe and Asia. By employing a joint venture-based model, we intend to leverage our industry partners to reach consumers of major downstream applications of BDO.

•

Leverage our Technology Platform to Create Multiple Chemical Production Processes. With our proprietary biotechnology platform and intellectual property base, we plan to develop production processes targeting other chemicals in addition to BDO, including our second target chemical, butadiene. We apply a rigorous internal process for assessing and prioritizing opportunities on an ongoing basis.

•

Partner with Industry Leaders to Accelerate Commercialization. We intend to partner with industry leaders across entire product supply chains to accelerate development and commercialization of our production processes in a capital-efficient manner. We believe this will allow for the rapid deployment of multiple production plants, while allowing us to develop multiple process technologies in parallel. Generally, we seek to commercialize our manufacturing processes by pursuing joint ventures and licensing arrangements to accelerate commercialization of our manufacturing processes.

•

Improve Margins by Introducing Lower Cost Feedstocks. We believe we can deliver attractive margins using conventional sugars as the feedstocks for our processes. In addition, we are developing the technology and processes to use feedstocks projected to have even lower costs to further improve the margins realized using our processes, reduce feedstock price volatility and add increased global feedstock flexibility for us and our partners.

Risks Associated with Our Business and Industry

Our business and our ability to execute our business strategy are subject to a number of risks and uncertainties that you should understand before you decide to invest in our common stock. These risks are discussed more fully in “Risk Factors” and include:

•	we have not recognized revenue associated with the sale of chemicals produced using our processes, have incurred significant net losses since inception and may never become profitable;

•	neither we nor our partners have ever commercialized chemicals produced using our processes and may fail to successfully do so;

•	our failure to effectively scale up our technology and processes;

•	we rely heavily on industry partners and may not successfully enter into, maintain and manage these relationships;

•	our failure to select and negotiate the best partnering arrangements or to enter into definitive agreements with our partners;

•

fluctuations in the prices and availability of feedstocks used to manufacture the chemicals produced using our processes as well as competitors’ chemicals, and fluctuations in the market prices of our target chemicals;

•	our failure to develop processes that allow for the utilization of lower cost feedstocks in producing chemicals with our industry partners;

•	the intense competition in our industry and our failure to successfully compete;

•	the need to successfully respond to changes in our industry;

•	effectively growing our business and managing our growth;

•	the loss of key personnel or failure to attract, integrate and retain additional key personnel;

•	meeting necessary standards or being approved and accepted by target customers or end users;

•	compliance with applicable rules and regulations;

•	obtaining and maintaining our intellectual property protection and not infringing others’ intellectual property; and

•	effectively transitioning to and operating as a public company.

Company Information

We were originally incorporated in the State of California in November 1998. We subsequently reincorporated in the State of Delaware in October 2007. Our principal executive offices are located at 10520 Wateridge Circle, San Diego, California 92121, and our telephone number is (858) 824-1771. Our corporate website address is www.genomatica.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

We own registered trademarks for Genomatica®, the Genomatica Sustainable Chemicals® logo, the Genomatica Three Rings® logo, SimPheny®, Bio-BDO® and Bringing Genomes to Life® in the United States. We own trademark registrations or applications for trademark registrations in certain foreign jurisdictions for Genomatica, the Genomatica Sustainable Chemicals logo, the Genomatica Three Rings logo and SimPheny. This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	We intend to use the net proceeds from this offering for research and development expenses, capital expenditures, capital contributions required in connection with joint ventures, working capital and other general corporate purposes, including for costs and expenses associated with being a public company. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed Nasdaq Global Market symbol	“GENO”

The number of shares of our common stock to be outstanding after this offering is based on 63,308,961 shares of common stock outstanding as of June 30, 2011, after giving effect to the conversion of our outstanding convertible preferred shares into 58,063,325 shares of common stock, and excludes:

•	9,902,645 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2011, at a weighted average exercise price of $0.22 per share;

•	108,683 shares of common stock issuable upon the exercise of an outstanding warrant as of June 30, 2011, at an exercise price of $1.8402 per share;

•

         shares of common stock reserved for future issuance under our 2011 equity incentive plan, or the 2011 plan (including 3,612,076 shares of common stock reserved for issuance under our 2008 equity incentive plan, or the 2008 plan, which shares will be added to the shares reserved under the 2011 plan upon its effectiveness), which will become effective upon the closing of this offering and will contain provisions that will automatically increase the number of shares reserved for issuance each year; and

•

         shares of common stock reserved for future issuance under our 2011 employee stock purchase plan, or the 2011 purchase plan, which will become effective upon the closing of this offering and will contain provisions that will automatically increase the number of shares reserved for issuance each year.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	the conversion of all our outstanding convertible preferred stock into an aggregate of 58,063,325 shares of common stock in connection with the closing of this offering;

•	the conversion of our outstanding convertible preferred stock warrant into a common stock warrant;

•	no exercise by the underwriters of their over-allotment option to purchase up to an additional shares of our common stock; and

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We derived the summary statement of operations data for the years ended December 31, 2008, 2009 and 2010 from our audited financial statements and related notes appearing elsewhere in this prospectus. We derived the summary statement of operations data for the six months ended June 30, 2010 and 2011 and the summary balance sheet data as of June 30, 2011 from our unaudited financial statements and related notes appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year. The summary financial data should be read together with our financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues	$2,488	$887	$726	$319	$1,915
Operating expenses:
Research and development	5,106	6,063	9,593	4,359	7,200
Marketing, general and administrative	3,779	3,852	5,173	2,336	3,806

Total operating (expenses)	8,885	9,915	14,766	6,695	11,006

Loss from operations	(6,397)	(9,028)	(14,040)	(6,376)	(9,091)
Interest and other income	491	83	18	9	46
Interest and other expense	(16)	(44)	(32)	(8)	(17)

Net loss	$(5,922)	$(8,989)	$(14,054)	$(6,375)	$(9,062)

Basic and diluted net loss per common share(1)	$(1.27)	$(1.80)	$(2.79)	$(1.27)	$(1.77)
Shares used to calculate net loss per common share(1)	4,657	4,997	5,043	5,010	5,132
Pro forma basic and diluted net loss per share (unaudited)(2)	$(0.27)	$(0.40)	$(0.37)	$(0.17)	$(0.15)
Shares used to calculate pro forma net loss per share (unaudited)(2)	22,068	22,474	38,477	36,917	60,608

(1)	See Note 1 to our Financial Statements appearing elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.
(2)	Pro forma net loss per share has been calculated assuming the conversion of all outstanding shares of our preferred stock into shares of common stock which will occur upon the closing of this offering.

	June 30, 2011
	Actual	Pro Forma(3)	Pro Forma As Adjusted(4)(5)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$39,278	$39,278	$
Working capital	35,244	35,392
Total assets	44,676	44,676
Indebtedness(6)	194	194
Convertible preferred stock warrant liability	148	—
Series B, C and C-1 convertible preferred stock	78,545	—
Accumulated deficit	(43,543)	(43,543)
Total stockholders’ equity (deficit)	(38,833)	39,860

(3)	Pro forma amounts reflect the conversion of all our outstanding shares of convertible preferred stock into an aggregate of 58,063,325 shares of our common stock and the conversion of our outstanding convertible preferred stock warrant into a common stock warrant and the related reclassification of the warrant liability to stockholders’ equity (deficit).
(4)	Pro forma as adjusted reflects the pro forma conversion adjustments as well as the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the mid-point of the range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(5)	A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) each of the cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by $ , $ , $ and $ , respectively, assuming the number of shares offered by us as stated on the cover of this prospectus remain unchanged and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by $ , $ , $ and $ , respectively, assuming the assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(6)	Indebtedness includes our current and non-current notes and capital lease obligations.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have not recognized revenue associated with the sale of chemicals produced using our processes, have incurred significant net losses since inception and anticipate that we will incur continued net losses for at least the next several years. We may never become profitable.

Though we deliver new, transformative manufacturing processes that enable our partners to produce intermediate and basic chemicals from renewable feedstocks, to date, our processes have not produced chemicals on a commercial scale and chemicals produced from our processes have not been sold commercially. As of June 30, 2011, we had an accumulated deficit of $43.5 million. For the years ended December 31, 2008, 2009 and 2010 and six months ended June 30, 2011, we had net losses of $5.9 million, $9.0 million, $14.1 million and $9.1 million, respectively, and had not generated any revenue associated with commercial sales of chemicals produced using our processes. We expect to continue to incur substantial and increasing net losses for the next several years, in particular as we seek to scale up our BDO process toward commercialization, expand our research and development efforts and transition to a public company. Because of the numerous risks and uncertainties associated with developing and commercializing processes to produce chemicals based on new technology, we are unable to predict the extent of any future losses. Our processes may never be used by our partners to successfully commercialize any chemicals, and thus we may never have any significant future revenues or achieve and sustain profitability.

Our ability to generate revenue associated with sales of chemicals produced using our processes, including BDO and butadiene, depends heavily on our success in a wide range of areas, including:

•	developing processes using our technology to enable the production of commercial quantities of chemicals at acceptable quality levels and in a cost-effective manner;

•	effectively scaling up our technology and processes;

•	establishing, maintaining and managing partnering arrangements with third parties, such as our strategic partnering arrangements relating to BDO and butadiene;

•	identifying industry partners with the capability to develop and operate facilities necessary to produce chemicals using our processes, including BDO and butadiene;

•	addressing changes in availability of and prices for feedstock to produce chemicals using our processes as well as those used in our competitors’ processes;

•	developing the technology necessary to enable our partners to utilize lower cost feedstocks in the production of chemicals;

•	maintaining or enhancing our competitive position, which includes successfully further developing and enhancing our technology platform;

•	raising additional capital when required or on acceptable terms;

•	managing our growth, in particular with respect to BDO commercialization efforts and the transition to operating as a public company;

•	attracting and retaining key members of our management team and other personnel;

•	marketing and selling chemicals produced using our processes to our target customers;

•	identifying new market opportunities and needs and developing technologies, processes and products to meet those needs;

•	obtaining patents and other intellectual property rights to protect our technology and processes from competition and not infringing on others’ intellectual property rights;

•	conducting our business in compliance with applicable laws and regulations; and

•	conducting our business outside of the United States.

Neither we nor our partners have ever commercialized chemicals produced using our processes, including BDO and butadiene, and as a result we may encounter unforeseen difficulties and fail to successfully do so.

We have limited experience operating in the chemical industry, and we have not, nor have our partners, ever commercialized chemicals produced using our processes, including BDO and butadiene. Even if we are successful in entering into strategic partnering arrangements, there are no guarantees they will result in commercially viable chemical production.

Commercializing chemicals produced using renewable feedstocks is subject to substantial risks and uncertainties. The manufacturing of chemicals produced using our process, including BDO and butadiene, requires multiple integrated steps, including fermentation, cell separation, salt separation, water evaporation and purification. The technological, logistical and other challenges associated with each of these and other processes involved in producing chemicals using our processes are substantial. We may not be able to resolve any difficulties that arise in a timely or cost-effective manner, or at all. To date, we have produced limited quantities of chemicals using our processes for customer/vendor sampling and validation. Moreover, constructing production facilities of the types and sizes required to produce commercial quantities of chemicals using our processes are complex and lengthy undertakings that require sophisticated, multi-disciplinary planning and precise execution. Despite detailed planning, a commercial-scale production facility may take longer than anticipated to construct and may not perform as expected. Various design parameters may need to be adjusted to meet required product or volume specifications. Production rate, concentration and purity may vary dramatically from our expectations. We may need to install additional equipment to achieve desired specifications, which could delay commercialization and increase costs. Our challenges are magnified in producing BDO using our process given the fact that we utilize microorganisms which may be sensitive to temperature and other environmental factors, including contamination. We may encounter these or other operational challenges, and we may be unable to devise workable or cost-effective solutions. Furthermore, our processes require us to maintain certain levels of product purity to assure consistent product quality. In the event an impurity is introduced in a particular batch of chemicals produced using our technology, the product quality may be reduced or the product rendered unsalable, which would affect our profitability. In addition, we have never sourced commercial quantities of feedstocks, and we have no experience storing and/or distributing significant volumes of BDO. We may not be able to do so cost-effectively. We may also have difficulty in recruiting, training and retaining qualified personnel to assist in our commercial-scale operations. Moreover, successfully commercializing chemicals produced using our processes entails numerous other risks, including risks associated with legal and regulatory compliance as well as customer acceptance. Failure to successfully commercialize chemicals produced using our processes on our anticipated timelines, including BDO and butadiene, would likely have a material adverse effect on our business, financial condition and results of operations, and harm our reputation.

The chemicals we target have never been produced at commercial scale using our processes, and we will not succeed if we cannot, together with our partners, effectively scale up our technology and processes.

To successfully commercialize any chemicals using our processes, including BDO and butadiene, we and our partners must have the capability to produce chemicals in significantly larger quantities than we have to date at acceptable quality levels on a cost-effective basis, and otherwise effectively scale up our operations. This will require that our technology and processes be scalable from laboratory, pilot and demonstration-scale production to commercial-scale production. Any chemicals that we develop to the point of commercial production may not perform in the same manner as we have seen at earlier, smaller-scale stages, or we may encounter operational challenges for which we are unable to devise a workable solution. If this occurs, our ability to commercially scale our technology and processes will be adversely affected, and with respect to any products that are brought to market, we may not be able to lower our and our partners’ cost of production, which would adversely affect our ability to increase the future profitability of our business. We have successfully produced BDO at pilot scale and are now producing BDO using our process at demonstration scale at a plant located at an industrial site owned by our partner, Tate & Lyle. In order to produce commercial quantities of BDO using our processes, we will need to further refine our processes and maintain fermentation performance, such as rate, yield and titer, when producing BDO in those larger quantities. We may never achieve the necessary fermentation results to produce BDO at commercial scale or achieve other production process efficiencies. Any failure to successfully scale up our and our partners’ operations and commercially produce any chemical in which we have invested and that we have sought to develop may harm our reputation and have a material adverse effect on our business. Moreover, upon commercial production of target chemicals using our processes, we anticipate it taking multiple months to ramp up production to target production rate. Even if we and our partners are able to successfully produce chemicals using our processes on a commercial scale, it may take longer than anticipated for the plant to produce such chemicals at capacity at target productions rates, which would affect our profitability. In addition, although our management team has significant experience in chemical and fermentation technology, the skills and knowledge gained in these fields and in operating smaller-scale production facilities may prove insufficient in connection with our operation of commercial-scale facilities with our industry partners.

Additionally, we are highly dependent on our industry partners, including Tate & Lyle, in the demonstration production of BDO using our process, and rely extensively on their prior experiences and know-how in manufacturing chemicals. There are no guarantees the prior experiences of our industry partners will translate into the production of chemicals using our processes and that we will be able to replicate some of the successes that our industry partners, including Tate & Lyle, have had in the past commercializing other chemicals. We may face unforeseen difficulties as a result. Any such difficulties could delay the timing or prevent our industry partners from commercializing chemicals produced using our processes, including BDO, could increase our costs, and could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily and expect to continue to rely heavily on industry partners for our growth strategy and the execution of our business plan, and our failure to successfully enter into, maintain and manage these relationships could delay our anticipated timelines, prevent the successful development and commercialization of chemicals produced using our processes, negatively impact our financial results, and prevent us from ever achieving or sustaining profitability.

Our ability to successfully enter into, maintain and manage partnering arrangements will be critical factors to the success of our business and growth. We rely heavily and expect to continue to rely heavily on such arrangements, including our relationships with M&G, Mitsubishi Chemical, Novamont, Tate & Lyle and Waste Management. We have limited or no control over the amount or timing of resources that any third party commits to negotiating a partnering arrangement with us or, if negotiated and entered into, the timing or amount of resources that a third party will commit to our projects. Any third party with which we are in negotiations may experience a change of policy or priorities and may discontinue negotiations with us. Any of our industry partners may fail to perform their obligations as expected. These industry partners may breach or terminate their agreements with us or otherwise fail to conduct their partnering activities successfully and in a timely manner. Further, our industry partners may not develop commercially viable chemicals arising out of our partnering arrangements or devote sufficient resources to the development, manufacture, marketing and/or sale of chemicals produced using our processes. Moreover, disagreements with an industry partner regarding strategic direction, economics of our relationship, intellectual property or other matters could develop, and any such conflict could reduce our ability to enter into future partnering agreements and negatively impact our relationships with one or more existing industry partners. Any of these events could delay our anticipated timelines, prevent the successful development and commercialization of chemicals produced using our processes, negatively impact our financial results, and prevent us from ever achieving or sustaining profitability. Moreover, these negative consequences could be augmented in the event that we are forced to seek replacement partners, particularly for those whose plant locations would have allowed for favorable relevant feedstock acquisition costs.

Our partnering opportunities could be harmed and our anticipated timelines could be delayed if:

•	we do not achieve our objectives under our arrangements in a timely manner, or at all;

•

our existing or potential industry partners become unable, unwilling or less willing to expend their resources on research and development or commercialization efforts with us due to general market conditions, their financial condition, feedstock pricing or other circumstances, many of which are beyond our control;

•	we disagree with our industry partners as to rights to intellectual property we jointly develop, or their research programs or commercialization activities;

•	we are unable to successfully manage multiple simultaneous partnering arrangements;

•	applicable laws and regulations, domestic or foreign, impede our ability to enter into strategic arrangements;

•	we develop processes or enter into additional partnering arrangements that conflict with the business objectives of our other arrangements;

•	our industry partners become competitors of ours or enter into agreements with our competitors; or

•	consolidation in our target markets limits the number of potential industry partners.

Additionally, our business could be negatively impacted if any of our industry partners undergoes a change of control or assigns the rights or obligations under any of our agreements. If any of our industry partners were to assign these agreements to our competitors or to a third party who is not willing to work with us on the same terms or commit the same resources as the current industry partner, our business and prospects could be adversely affected.

Even if we are successful in entering into strategic partnering arrangements, there are a number of different arrangements that we can pursue, and there are no assurances that we will select and negotiate the best arrangements for us and our stockholders.

We seek to commercialize our chemical manufacturing processes by pursuing joint ventures in some markets and licensing agreements in others. This joint venture and licensing business strategy is based on a wide variety of factors, including the size and competitive environment in each market, and our perceived ability to best monetize our proprietary technology. The types of arrangements we enter into with our industry partners will be significant in determining the amount of risk and control that we maintain with respect to the development and commercialization of chemicals produced using our processes. The contractual arrangements with our industry partners will also determine the amount of capital we need to contribute to a particular project, as well as the revenue we may receive associated with any sale of chemicals produced using our processes and will be a driver for the margins we are able to obtain on the chemicals sold. We will need to analyze these issues properly and negotiate corresponding arrangements with our industry partners in order to efficiently balance the amount of risk we take, level of control we maintain, and the amount of revenues and margins we obtain with respect to chemicals produced using our processes. There are no assurances that we will select and negotiate the best arrangements for us and our stockholders. Failure to choose optimal arrangements could result in delays or failures in the commercial development of certain chemicals produced using our processes, sub-optimal economic returns and capital commitments that negatively impact our business, and negatively impact our ability to successfully pursue multiple opportunities in parallel.

We have entered into and anticipate entering into non-binding letters of intent, memoranda of understanding, term sheets and other arrangements with potential industry partners and cannot assure you that such arrangements will lead to definitive agreements. If we are unable to complete these arrangements in a timely manner and on terms favorable to us, our business will be adversely affected.

We have engaged in negotiations with a number of companies and have agreed to preliminary terms regarding the development and commercialization of certain chemicals produced using our processes, such as our letter of intent with Novamont, our memorandum of understanding with Mitsubishi Chemical and our memorandum of understanding with M&G. These agreements are non-binding. In addition, our joint development agreement with Tate & Lyle contemplates the parties negotiating to reach definitive agreement for the commercialization of BDO produced using our processes if we proceed to the commercialization phase. We may be unable to negotiate final terms in a timely manner, or at all, and there is no guarantee that the terms of any final, definitive, binding agreement will be the same or similar to those currently contemplated in a preliminary agreement. Final terms may include terms less favorable to us than those set forth in the preliminary agreements. Delays in negotiating final, definitive, binding agreements could slow the development and commercialization of chemicals produced using our processes. Failure to agree to final terms for the development and commercialization of such chemicals could prevent us from growing our business, result in wasted resources and cause us to consume capital significantly faster than we currently anticipate. For example, failure to successfully partner could force us to build our own manufacturing facilities, which would require substantial cash outlay by us.

Fluctuations in the prices of feedstocks used to manufacture the chemicals produced using our processes may affect our or our industry partners’ cost structure, gross margin and ability to compete.

The cost to produce the chemicals we are attempting to commercialize with our industry partners is highly dependent on the cost and usage of various feedstocks, including conventional sugars such as sucrose from sugarcane or sugar beets and dextrose from corn or cassava, and potentially sugars from cellulosic biomass and syngas. The prices of many of these feedstocks are cyclical and volatile. For example, the average market price per bushel of corn ranged from a low of $3.09 per bushel to a high of $7.55 per bushel during 2008, and was $7.14 per bushel as of August 11, 2011. An increase in the price of the feedstocks used to manufacture the chemicals produced using our processes would likely change our or our industry partners’ cost structure and impact our gross margin. At certain levels, feedstock prices may make the chemicals produced using our processes uneconomical to manufacture. Even in situations where we develop the technology to enable the use of a variety of feedstocks to make a particular chemical, the need to substitute feedstocks because of price fluctuations may not be economically feasible and could negatively impact the ability to deliver chemicals produced using our processes to customers in a timely and cost-effective fashion, or at all.

Although there may be indices that show the pricing of the feedstock used for production that closely track to our end products, there are no assurances that these indices will be valid or, if valid, that current prices will not later change. In addition, we may underestimate the volume of feedstock required to operate at commercial scale. For example, although the feedstock usage quantities are based on predictable chemical reactions, the actual consumption required to produce chemicals such as BDO on a commercial scale may be greater, affecting production cost and impacting production volumes. We cannot control the cost of these feedstocks, and we could underestimate feedstock pricing and volume requirements. These uncertainties could affect our costs and gross margin.

Declines in the prices of feedstocks our competitors use to produce their chemicals could allow them to reduce the prices of their products which could cause us or our industry partners to reduce the prices of the chemicals produced using our processes. This could make it uneconomical for our partners to produce chemicals using our processes.

The cost to produce the chemicals our competitors are commercializing and attempting to commercialize is highly dependent on the cost and usage of various feedstocks. For BDO, the cost to produce this chemical by our competitors is highly dependent on the prices of fossil-fuel feedstocks such as crude oil and natural gas. The prices of many of these feedstocks are cyclical and volatile, and there has recently been significant volatility in the prices of crude oil and natural gas in particular. For example, the average market price per barrel of Brent crude oil ranged from a low of $34.04 per barrel to a high of $145.66 per barrel during 2008 and was $106.48 per barrel as of August 18, 2011. These recent increases in crude oil prices have made it more expensive to produce BDO using this fossil-fuel feedstock. There are no guarantees that prices for fossil-fuel feedstocks such as crude oil will remain at the same price levels as recently observed, and we expect that prices of fossil-fuel feedstocks will continue to fluctuate in the future. Declines in the prices of the feedstocks our competitors use to produce their chemicals, and declines in the prices of crude oil and natural gas in particular with respect to BDO, could allow our competitors to reduce the prices of their products. This in turn could cause us and our industry partners to have to reduce the prices of any competing products that are commercialized using our processes, or make it uneconomical for our partners to produce chemicals using our processes. Even the perception of future declines in the feedstocks our competitors utilize may adversely affect the prices we and our industry partners can obtain from customers or prevent potential customers from entering into agreements to buy chemicals produced using our processes.

If the availability of the feedstocks used in our processes declines, we may experience delayed or reduced production, raise the prices of the chemicals produced using our processes, and reduce the demand for the chemicals produced using our processes and our revenue.

The production of chemicals using our processes will require large volumes of feedstocks. For BDO, we currently anticipate requiring significant amounts of conventional sugars such as sucrose from sugarcane or sugar beets and dextrose from corn or cassava, and potentially others such as sugars from cellulosic biomass in the future. We cannot predict the future availability of any feedstock necessary to produce chemicals using our processes, or be sure that the suppliers of these feedstocks will be able to supply them in sufficient quantities, in a timely manner or at a cost that allows us to competitively price chemicals produced using our processes. The supply of feedstocks might be impacted by a wide range of factors, including weather conditions, natural disasters, droughts, floods, crop disease and pestilence, growing-season disruptions, crop yields, infestations, natural disasters, farming decisions or government policies and subsidies. In particular, weather conditions have historically caused volatility in the sugar industries by causing crop failures or reduced harvests. Excessive rainfall can adversely affect the supply of certain feedstocks by reducing the sugar content and limiting growers’ ability to harvest the crop. Crop disease and pestilence can adversely affect growth, potentially rendering unusable all or a substantial portion of affected harvests. The limited amount of time during which certain feedstocks retain their sugar content after harvest also limits our ability to substitute supply, if necessary. Declines in the availability of the feedstocks used to produce chemicals using our processes could force us to delay or reduce production, raise the prices of chemicals produced using our processes, and result in reduced demand for chemicals produced using our processes and reduced revenue.

We may not be successful in developing processes that allow for the utilization of projected lower cost feedstocks in producing chemicals with our industry partners, which may negatively impact our ability to compete.

Since the cost to produce the chemicals we are attempting to enable our partners to commercialize is highly dependent on the cost and usage of the applicable feedstocks, we focus our research and development activities in part on seeking to allow for the utilization of projected lower cost feedstocks in the manufacturing of chemicals produced using our processes. For example, we are currently expending resources attempting to develop the ability to use sugars from cellulosic biomass and syngas to produce chemicals. There is no guarantee that we will be able to develop any of these alternative processes for producing chemicals, and we may expend substantial resources and time attempting to do so. Our inability to successfully develop the technology to allow for the production of chemicals using projected lower cost feedstocks could prevent us from effectively competing in the markets in which we operate and executing on our business plan. Moreover, not having multiple potential sources of feedstock for a particular chemical makes us and our partners more dependent on a particular feedstock and susceptible to adverse results based on the availability and price of that feedstock. Any such adverse results based on the availability and price of feedstocks of which we are or our partners are dependant could increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

We expect to face intense competition for the chemicals produced using our processes, often from larger companies with greater resources and experience than us.

The industrial chemicals market is highly competitive. In this market, we expect to face vigorous competition from the traditional, largely petroleum-based chemical companies making the same chemicals, with companies seeking to produce these chemicals using more sustainable methods (such as companies focusing on the use of succinic acid to produce BDO) and with companies seeking to produce alternatives to existing chemicals, which alternatives could be substitutes for the chemicals we expect to produce with our partners. In addition, some end-users of chemicals, including BDO, produce their chemical requirements internally. In the BDO market, our potential competitors include BASF Corporation, or BASF, Dairen Chemical Corporation, or Dairen Chemical, ISP, INVISTA and LyondellBasell. We may also compete with companies such as BioAmber Inc., Metabolix, Inc., Myriant Technologies, Inc. and Royal DSM. In the butadiene market, our potential competitors include Formosa Petrochemical Co., LyondellBassell, Shell Chemicals Limited and TPC Group Inc. And we are seeking to develop processes used to produce other chemicals, each of which will subject us to increased competition. We also compete with other production technologies. For example, for BDO, we compete with the Reppe process, the Davy process, propylene and propylene oxide production processes, butadiene-acetic acid processes and the GEMINOX process.

Existing and potential competitors may have substantially greater financial, technical, sales and marketing, manufacturing, distribution and other resources and name recognition than us, strong historical relationships with their customers, as well as experience and expertise in intellectual property rights and operating within certain international locations, any of which may enable them to compete effectively against us. In addition, traditional producers of existing petroleum-based chemicals have dominated their markets for many years. Moreover, in order to be successful, we must convince customers that our processes produce the exact same chemicals on a cost-competitive basis, and are produced with required capacity and reliability. Our failure to successfully compete may have a material adverse effect on our business, financial condition and results of operations.

Even if we are successful in gaining a share of any intermediate or basic chemical markets, we may be subject to aggressive competitive tactics from our competitors, who may use their strong positions in the market and established relationships with existing suppliers and customer to take measures that negatively impact our ability to compete effectively in this industry.

Technological innovation could render our technology and the chemicals produced using our processes obsolete or uneconomical.

The bio-based chemical industry is characterized by rapid and significant technological change. Our success will depend on our ability to maintain a competitive position with respect to technological advances. Our technology and the chemicals derived from our technology may be rendered obsolete or uneconomical by technological advances, more efficient and cost-effective bio-based chemicals or entirely different approaches developed by one or more of our competitors. Though we plan to continue to expend significant resources to enhance our technology platform and processes, there are no assurances we will be able to keep pace with technological change.

Our financial results could vary significantly from quarter to quarter and are difficult to predict.

Our financial results could vary significantly from quarter to quarter because of a variety of factors, many of which are outside of our control and are difficult to predict. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. In addition to the risk factors stated herein, other factors that could cause our quarterly results of operations to fluctuate include:

•	achievement of, or failure to achieve, technology or product development milestones needed to allow us to enter identified markets on a timely and cost-effective basis;

•	delays or greater than anticipated expenses associated with our research and development activities;

•	delays or greater than anticipated expenses associated with the scale-up and the commercialization of BDO produced using our process;

•	the levels of capital expenditures we make in connection with our strategic partnerships;

•	our ability to successfully enter into partnering arrangements, and the terms of those relationships;

•	fluctuations in the prices or availability of the feedstocks required to produce chemicals produced using our processes or those of our competitors;

•	changes in the amount that we invest to develop, acquire or license new technologies and processes;

•	changes in the size and complexity of our organization, including our expanded operations as a public company;

•	changes in general economic, industry and market conditions, both domestically and in our foreign markets;

•	business interruptions, including disruptions in the production process at any facility where chemicals produced using our processes are manufactured;

•	the unavailability of contract manufacturing capacity altogether or at anticipated cost;

•	departure of executives or other key management employees;

•	changes in the needs for the chemicals produced using our technology;

•	the development of new competitive technologies or products by others;

•	the entry of new competitors into our market whether by established companies or by new companies;

•	the timing, size and mix of sales to customers for chemicals produced using our processes;

•	seasonal production and sale of chemicals produced using our processes;

•	changes in our pricing policies or those of our competitors, including our responses to price competition;

•	changes in governmental, accounting and tax rules and regulations, environmental, health and safety requirements, and other rules and regulations;

•	risks associated with the international aspects of our business;

•	changes in energy costs;

•	our ability to use our net operating loss carryforwards to offset future taxable income;

•	our ability to integrate businesses that we may acquire; and

•	fluctuations in foreign currency exchange rates.

Due to these and other factors, our financial results for any quarterly or annual period may not meet our expectations or the expectations of our investors and may not be meaningful indications of our future performance.

We may require substantial additional financing to fund our operations and complete the development and commercialization of BDO, butadiene or any other chemicals produced using our processes, and we may not be able to do so on favorable terms.

Our operations have consumed substantial amounts of cash since inception, and we expect to substantially increase our spending, in particular as we:

•

enter into and engage in strategic partnering arrangements to produce target chemicals, including BDO and butadiene, cost-effectively at acceptable quality levels and price points, including making capital contributions for the construction of certain plants;

•	expand our research and development efforts;

•	grow our business organization;

•	seek to identify additional market opportunities for the chemicals produced using our processes; and

•	pursue non-U.S. based partnering arrangements.

We believe our existing cash, cash equivalents and marketable securities will be sufficient to fund our operations for at least the next 12 months. Moreover, we estimate that the net proceeds from this offering will be approximately $        , assuming an initial public offering price of $         per share (the mid-point of the range set forth on the cover of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. For example, our industry partners may require capital contributions beyond what we currently anticipate, or we or our industry partners may encounter difficulties in connection with our chemical production efforts that require significantly higher amounts of capital contribution than currently anticipated. Depending on our ability to successfully partner with respect to our chemical production development and commercialization efforts, including those related to BDO and butadiene, we may need to build our own manufacturing facilities, which would require substantial cash outlay by us. Moreover, there may be delays in the ability of us and our industry partners to produce commercial quantities of chemicals, including BDO and butadiene, using our processes cost-efficiently at acceptable quality levels, which would delay our ability to generate revenue associated with the sale of such products. Securing additional financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of its attention away from our day-to-day activities, which may adversely affect our management’s ability to conduct our day-to-day operations. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all.

If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	delay or suspend some or all of our commercialization efforts, in particular those related to BDO and butadiene;

•	decrease or abandon some or all of our research and development efforts;

•

decrease the financial resources dedicated to our partnering efforts, which may substantially delay the development, manufacture, marketing or sale of existing and future chemicals produced using our processes;

•	decrease the amount of time and resources we spend to market any of the chemicals produced using our processes to target customers;

•	decrease the amount of time and resources we spend to identify additional market opportunities for the chemicals produced using our processes; and

•	suspend the growth of our organization.

To raise additional funds to support our business operations, we may sell additional equity or convertible debt securities which would result in the issuance of additional shares of our capital stock and dilution to our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing discovery, development and commercialization efforts and our ability to generate revenues and achieve or sustain profitability will be substantially harmed.

If we are unable to manage our growth and expand our operations successfully, our reputation and brand may be damaged, and our business and results of operations may be harmed.

Over the past several years, we have experienced significant expansion of our business. For example, we have grown from 33 full-time employees as of January 1, 2010 to 69 full-time employees as of June 30, 2011. In addition, a number of key members of our management have recently joined our company. We expect this growth to continue and accelerate in the future in connection with our BDO commercialization efforts, expanded research and development activities, and as we transition to operating as a public company. Our ability to effectively manage our anticipated growth and expansion of our operations will require us to do, among other things, the following:

•	enhance our operational, financial and management controls and infrastructure, human resource policies, and reporting systems and procedures;

•	effectively scale our operations;

•	successfully identify, recruit, hire, train, maintain, motivate and integrate additional employees;

•	expand our facilities and equipment;

•	effectively manage and maintain our corporate culture; and

•	address challenges associated with any non-U.S. partnering arrangements or activities.

These enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources. And our growth will continue to place a strain on our operational, financial and management infrastructure. Our future financial performance and our ability to execute on our business plan will depend, in part, on our ability to effectively manage any future growth and expansion. There are no guarantees we will be able to do so in an efficient or timely manner, or at all. Our failure to effectively manage growth and expansion could have a material adverse effect on our business, results of operations, financial condition, prospects and reputation. Our senior management has only worked together for a relatively short period of time, and this may exacerbate our inability to effectively manage our rapid growth.

If we lose key personnel or are unable to attract, integrate and retain additional key personnel, it could harm our research and development efforts, delay the commercialization of chemicals produced using our processes, delay the launch of products in our development pipeline and impair our ability to meet our business objectives.

Our business involves complex operations spanning a variety of disciplines and demanding a management team and employee workforce that is knowledgeable in the many areas necessary for our operations. The loss of any key member of our management team, including our Chief Executive Officer, Christophe H. Schilling, Ph.D., our Executive Vice President and Chief Technology Officer, Mark J. Burk, Ph.D., and our Executive Chairman of the Board and Chief Business Development Officer, William H. Baum, or key research and development or operational employees, or the failure to attract and retain such employees, could prevent us from developing and commercializing chemicals produced using our processes and executing our business plan.

We may not be able to attract or retain qualified employees due to the intense competition for qualified personnel among biotechnology and other technology-based businesses, particularly in the bio-based chemicals area, or due to the scarcity of personnel with the qualifications or experience necessary for our business. Hiring, training and successfully integrating qualified personnel into our operation can be lengthy and expensive, and efforts to integrate may not be successful. The market for qualified personnel is very competitive because of the limited number of people available with the necessary technical skills and understanding of our technology and anticipated products, and given the number of companies in this industry seeking this type of personnel. If we are not able to attract, integrate and retain the necessary personnel to accomplish our business objectives, we may experience staffing constraints that will adversely affect our ability to support our internal research and development programs or satisfy customer demands for chemicals produced using our processes. In particular, our production process development, process engineering, research and development, and plant operations programs are dependent on our ability to attract, integrate and retain highly skilled scientific, technical and operational personnel. Competition for such personnel from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms, or at all. These personnel related risks will increase and we will face additional geography specific challenges as we expand our international operations. All of our employees are at-will employees, which means that either the employee or we may terminate their employment at any time.

Adverse conditions in the global economy and disruption of financial markets may prevent the successful development and commercialization of chemicals produced using our processes, as well as significantly harm our results of operations and ability to generate revenue and become profitable.

The global economy has been experiencing significant economic turbulence, and global credit and capital markets have experienced substantial volatility and disruption. These adverse conditions and general concerns about the fundamental soundness of domestic and international economies could limit our partners’ or potential partners’ ability or willingness to invest in new technologies or work with us, in particular given our current joint venture and licensing strategy that typically entails our industry partners contributing significant capital to our endeavors. Moreover, these economic and market conditions could negatively impact customers’ ability to obtain adequate financing or credit to purchase and pay for products made from chemicals produced using our processes or willingness to make discretionary purchases. Changes in governmental banking, monetary and fiscal policies to address liquidity and increase credit availability may not be effective. Significant government investment and allocation of resources to assist the economic recovery of various sectors which do not include the bio-based chemical industry may reduce the resources available for government grants and related funding for research and development, which has been a key source of revenue for us to date. Any one of these events, and continuation or further deterioration of these financial and macroeconomic conditions, could prevent the successful and timely development and commercialization of chemicals produced using our processes, as well as significantly harm our results of operations and ability to generate revenue and become profitable.

We cannot assure you that the chemicals produced using our processes, including BDO and butadiene, will be accepted by target customers.

If we fail to successfully market chemicals produced using our processes, such as BDO or butadiene, for commercial sale to our target customers, our business, financial condition and results of operations will be adversely affected. For BDO and butadiene, the markets we intend to enter first are those for chemicals used by large consumer products or chemical companies. In entering these markets, we and our industry partners intend to sell these chemicals produced using our processes as alternatives to current petroleum-based chemicals. Although significant markets currently exist for BDO and butadiene produced from fossil-fuel feedstocks, to our knowledge, neither BDO nor butadiene developed from renewable feedstocks have ever been produced or sold at a commercial scale. Many potential chemical industry customers have invested substantial amounts of time and money in developing petroleum-based production channels. These potential customers for chemicals produced using our processes, including BDO and butadiene, generally have well-developed manufacturing processes and, in many instances, arrangements with suppliers of the components of their products. We will need to spend substantial resources educating potential purchasers of the chemicals produced using our processes, that this product is the exact same chemical as its petroleum-based counterparts, and that the chemicals produced using our processes are compatible with their current production facilities and manufacturing processes. Additionally, pre-existing contractual commitments and long-term relationships with current suppliers may slow the market acceptance of any chemicals produced using our processes. Furthermore, some end-users of chemicals we target, such as BDO, have been producing their chemical requirements internally, and we may therefore face additional challenges in procuring business from these potential customers. These types of factors may limit the market for certain chemicals produced using our processes. Our inability to overcome these and other customer acquisition related obstacles may prevent us from generating revenue associated with the chemicals produced using our processes, which could harm our business, financial condition and operating results.

BDO, butadiene and any other chemicals produced using our processes may not be produced in accordance with customer specifications.

It is critically important that we are able to meet customers’ product and volume specifications. If we fail to do so, prospective customers will not purchase the chemicals produced using our processes and existing customers could terminate their agreements to purchase the chemicals produced using our processes. Failure to successfully meet the specifications of our customers and potential customers for chemical intermediates would decrease demand for the chemicals produced using our processes and significantly hinder market adoption of such products.

Even if the chemicals produced using our processes are produced at contractual or targeted specifications, as the case may be, we may face delays or reduced demand for such products related to current or future customer qualification trials that could take several months. For the chemicals produced using our processes to be accepted, our customers may need to test and certify it for use in their processes and, in some cases, determine whether products that contain the chemicals produced using our processes satisfy additional third-party specifications. We may need to demonstrate to our customers that the chemicals produced using our processes do not contain impurities that cause such products to behave differently than the petroleum-based equivalent in a way that impacts their end product quality. Our customers, in turn, may need to validate the use of the chemicals produced using our processes in chemicals produced for third parties. Meeting these suitability standards could be a time-consuming and expensive process, and we may invest substantial time and resources into such qualification efforts without ultimately securing approval by our customers. This could materially and adversely impact revenues until customer qualification is achieved and maintained.

We have limited experience in structuring arrangements with customers for our processes and for the purchase of chemicals produced using our processes, including BDO and butadiene, and we may not be successful in this essential aspect of our business.

To date, we have not generated revenue associated with commercial sales of chemicals produced using our processes and have limited experience operating in our customers’ industries and interacting with the customers that we are targeting. Developing that expertise may take longer than we expect and will require that we expand and improve our sales and marketing infrastructure. These activities could delay our ability to capitalize on the opportunities that our technology and products present, and may prevent us or our partners from achieving commercialization of chemicals produced using our processes, including BDO and butadiene. Our target customers are generally much larger than we are and have substantially longer operating histories in the chemical industry than we have. As a result, we may not be effective in negotiating or managing the terms of our relationships with these companies, which could adversely affect our future results of operations.

The levels of supply of our target intermediate and basic chemicals, including BDO and butadiene, could result in reduced demand for chemicals produced using our processes, and negatively affect the pricing of chemicals produced using our processes, our margins and results of operations.

The levels of supply of our target intermediate and basic chemicals, including BDO and butadiene, have been historically volatile, and we expect continued volatility in the future. Moreover, this volatility may increase as additional suppliers of these chemicals or any chemical-substitutes enter the market, including us and our industry partners. The levels of supply of our target chemicals are affected by a number of factors, many of which are outside of our control, including the pricing and availability of applicable feedstocks, technological advances and the demand for these chemicals. Fluctuations in the levels of supply of our target chemicals could result in reduced demand for chemicals produced using our processes, and negatively affect our pricing, margins and results of operations. In addition, target chemical supply could result in us and our industry partners having surpluses of chemicals produced using our processes, which in turn could result in our needing to record charges for excess inventory.

Our failure to accurately forecast demand for any chemical produced using our processes, including BDO and butadiene, could result in an unexpected shortfall or surplus that could negatively affect our results of operations or our brand.

Because of the length of time it takes to develop and commercialize the chemicals produced using our processes, such as BDO and butadiene, we must make development and production decisions well in advance of commercial production and sale of such chemicals. Our ability to accurately forecast demand for any of the chemicals produced using our processes that are commercialized can be adversely affected by a number of factors, many of which are outside of our control, including actions by our competitors, changes in market conditions, environmental factors and adverse weather conditions. A shortfall or surplus in the supply of chemicals produced using our processes may reduce our revenues, damage our reputation and adversely affect customer or partner relationships, which could harm our business, results of operations and financial condition. In addition, surpluses of chemicals produced using our processes could result in our needing to record charges for excess inventory.

Our success is highly dependent on our ability to maintain and efficiently utilize our technology platform, and to effectively identify potential product candidates to develop and commercialize.

We are highly dependent on our technology platform for the development and commercialization of bio-based chemicals. If we experience challenges in our technology platform, such as problems with engineering complex metabolic systems in microorganisms, or if we encounter problems interpreting and analyzing data using our technology platform, our business may be harmed. For example, challenges may result in us expending significant time and resources on the development of products that are unlikely to generate revenues for us in the future.

We may not be successful in identifying new market opportunities and needs and developing technologies, processes or products to meet those needs.

The success of our business model depends in part on our ability to identify new market opportunities and needs for bio-based chemicals, and developing technologies, processes or products to meet those needs. The manufacturing technologies we research and develop are new and continuously changing and advancing. The bio-based chemicals that are derived from these technologies may not be applicable or compatible with demands in existing or future markets. Furthermore, we may not be able to identify new opportunities as they arise for bio-based chemicals since future applications of any given product may not be readily determinable, and we cannot reasonably estimate the size of any markets that may develop. If we are not able to successfully identify new market opportunities and needs and develop new products to meet those needs, we may be unable to expand our business beyond BDO and butadiene and will therefore be highly dependent on these potential chemicals.

Our prior success in developing BDO using our processes may not be indicative of our ability to develop other bio-based chemicals using our processes in the future.

The success we have had in manufacturing BDO produced using our process to date may not be indicative of our ability to develop other bio-based chemicals, including butadiene, using our processes in the future. We intend to spend substantial resources to enable our industry partners to produce other intermediate and basic chemicals, such as butadiene, from renewable feedstocks. We may not be successful in our efforts to develop and commercialize these new processes, or the time period required to commercialize these chemicals produced using our processes may take substantially longer and require more resources than we or our industry partners anticipate. Additionally, we may find that new chemicals produced using our processes that we or our industry partners attempt to commercialize are more complex than we anticipate or require processes that we are unfamiliar with or which require larger scale development facilities than expected. Any of these issues could impact our ability to develop new chemical manufacturing processes in a timely and cost-effective fashion. Even if we are able to develop processes to produce other chemicals from renewable feedstocks, we may find that there is a lack of partnering opportunities for the commercialization of such chemicals, which could further delay or prevent us from generating revenue associated with these chemicals. Our inability to develop and eventually commercialize chemicals produced using our processes beyond BDO could harm our business, financial condition and operating results.

Our failure or the failure of our industry partners to realize expected economies of scale could limit our or our partners’ ability to sell chemicals produced using our processes at competitive prices, negatively impact our ability to enter into other strategic arrangements, and materially and adversely affect our business and prospects.

We and our industry partners may be unable to realize expected economies of scale in connection with scale up and commercialization efforts, including those associated with our BDO initiatives. The failure to achieve these efficiencies or realize these expected benefits could negatively impact our or our industry partners’ ability sell chemicals produced using our processes at competitive prices, negatively impact our ability to enter into other strategic arrangements, and materially and adversely affect our business and prospects.

Natural or man-made disasters, social, economic and political instability, and other similar events may significantly disrupt our and our industry partners’ businesses, and negatively impact our results of operations and financial condition.

Our corporate headquarters are located in San Diego, California, the plant we jointly operate with our partner, Tate & Lyle, is located in Decatur, Illinois, and we anticipate working with our industry partners in multiple other locations, including non-U.S. sites. San Diego is situated on or near earthquake fault lines. Decatur is exposed to and affected by severe weather. And other locations, in particular a number of potential non-U.S. locations, may be subject to social, economic and political instability, such as social uprisings. Any of our or our industry partners’ facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, tsunamis, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks and power outages, which may render it difficult or impossible for us or our industry partners to operate our business for some period of time. Our and our industry partners’ facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our or our industry partners’ operations could negatively impact our business and results of operations, and harm our reputation. Our disaster recovery plan may not be sufficient to address an actual disaster, in particular any events that negatively impact our or our industry partners’ physical infrastructures. In addition, we and our industry partners may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a material adverse effect on our results of operations and financial condition, and success as an overall business.

We and our industry partners are subject to extensive regulatory rules and regulations, and any failure to comply with these rules and regulations or timely obtain and maintain any necessary regulatory approvals, permits, licenses, registrations, certifications or other requirements could have a material adverse effect on our business and substantially hinder our and our partners’ ability to manufacture and commercialize chemicals produced using our processes.

As a technology company partnering with other companies in the bio-based chemical industry, we and our industry partners are subject to extensive regulatory laws, rules and regulations in a variety of jurisdictions. For example, the Toxic Substances Control Act, or TSCA, and analogous state laws and regulations impose requirements on the use, storage and disposal of chemicals. A similar program exists in the European Union, called REACH (Registration, Evaluation, Authorization, and Restriction of Chemical Substances). The Occupational Safety and Health Act and analogous state laws and regulations govern the protection of the health and safety of employees. The Clean Air Act and analogous state laws and regulations impose obligations related to air emissions. CERCLA (Comprehensive Environmental Response, Compensation, and Liability Act) and analogous state laws and regulations govern the cleanup of hazardous substances. The Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws and regulations govern discharges into waters. With respect to BDO in particular, we are also subject to certain Drug Enforcement Administration regulations. In addition, we and our industry partners are or will be required to obtain and maintain various approvals, permits, licenses, registrations, certifications and other requirements, such as air emission and water discharge permits, construction permits, boiler licenses and obtaining Microbial Commercial Activity Notices from the EPA. The development of new processes, manufacture of new chemicals produced using our processes, commercial sales of chemicals produced using our processes as well as geographic expansion, and in particular international expansion, will subject us and/or our industry partners to additional regulatory rules and regulations.

As a condition to granting the permits and other approvals necessary for operating our and our partners’ production plants, regulators could likewise make demands that increase our construction and operating costs, and result in the procurement of additional financing. Failure to obtain and comply with all applicable permits and other approvals could halt construction and subject us and our partners to future claims. We therefore cannot guarantee procurement or compliance with the terms of all permits and all other approvals needed to complete our and our partners’ production plants.

In addition to actual plant operations, liabilities could arise from investigation and cleanup of environmental contamination at our and our partners’ production plants. We and our partners may also be subject to third-party claims alleging property damage or personal injury due to the release of or exposure to hazardous substances. In addition, new laws, new regulations, new interpretations of existing laws or regulations, future governmental enforcement of environmental laws or other developments could result in significant expenditures.

Any failure by us or our industry partners to comply with applicable regulatory rules and regulations could harm our reputation as well as our business, financial condition and operating results. In addition, regulatory approvals, registrations, permits, licenses, certifications and other requirements may be denied or rescinded, resulting in significant delays, additional costs and abandonment of certain planned activities, or require us to engage in costly and time consuming efforts to remediate. Compliance with applicable regulatory rules and regulations can be costly and time consuming.

We and our industry partners use hazardous materials and must comply with applicable environmental laws and regulations. Any claims relating to improper handling, storage or disposal of these materials or noncompliance with applicable laws and regulations could be time consuming and costly and could adversely affect our business and results of operations.

We and our industry partners use hazardous chemicals and biological materials and are subject to a variety of international, federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials. Although we and our industry partners have implemented safety procedures for handling and disposing of these materials and waste products, we cannot be sure that our safety measures are compliant with legal requirements or adequate to eliminate the risk of accidental injury or contamination. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. There can be no assurance that neither we nor any of our industry partners will violate environmental, health and safety laws as a result of human error, accident, equipment failure or other causes. Compliance with applicable environmental laws and regulations is expensive and time consuming, and the failure to comply with past, present, or future laws could result in the imposition of fines, third-party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production, or a cessation of operations. Our liability in such an event may exceed our total assets. Liability under environmental laws can be joint and several and without regard to comparative fault. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business. Accordingly, violations of present and future environmental laws by us or any of our industry partners could restrict our ability to develop and commercialize chemicals using our processes, build out or expand facilities, or pursue certain technologies, and could require us and our industry partners to acquire equipment or incur potentially significant costs to comply with environmental regulations. In addition, our hazardous materials and environmental laws and regulations related risks may augment as we expand our international operations, including imposition of laws and regulations impacting our ability to transfer hazardous chemicals and biological materials between countries.

We may be subject to product liability claims, which could result in material expense, diversion of management time and attention and damage to our business, reputation and brand.

The chemicals produced using our processes that we and our industry partners intend to commercialize, including BDO, may contain undetected defects or impurities that are not discovered until after the chemicals have been used by customers and incorporated into products for end-users. This could result in claims from customers or others, damage to our business and reputation and brand, or significant costs to correct the defect or impurity. Therefore, the sale of chemicals produced using our processes entails the risk of product liability claims. Any product liability claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, damage to our business, reputation and brand, and cause us to fail to retain existing customers or to fail to attract new customers.

Ethical, legal and social concerns about genetically engineered products and processes, and similar concerns about feedstocks that could be used for food production, could limit or prevent the use of chemicals produced using our processes and could limit our revenues.

The use of genetically-engineered products and processes is subject to laws and regulations in many countries, some of which are new or still evolving. Public attitudes about the safety and environmental hazards of genetically-engineered products and processes, and ethical concerns over genetic research, could influence public acceptance of our technology, processes and chemicals produced using our processes.

Our ability to develop and commercialize one or more of our technologies or processes could be limited by the following additional factors:

•

public attitudes regarding, and potential changes to laws governing, ownership of genetic material, which could harm our intellectual property rights with respect to our genetic material and discourage others from supporting, developing or commercializing chemicals produced using our processes;

•

public attitudes and ethical concerns surrounding production of feedstocks on land which could be used to grow food, which could influence public acceptance of our technology, processes and the chemicals produced using our processes; and

•

governmental reaction to negative publicity concerning genetically engineered organisms, which could result in greater government regulation of genetic research and derivative products or feedstocks produced on land that could be used to grow food, which could result in greater government regulation of feedstock sources.

The subjects of genetically engineered organisms and the alternative use of feedstocks that could be otherwise used for food production have received negative publicity, which has aroused public debate. This adverse publicity could lead to greater regulation and trade restrictions on imports of genetically engineered products or feedstocks grown on land suitable for food production. These trends could result in increased expenses, delays or other impediments to our programs or the public acceptance and commercialization of the chemicals produced using our processes.

Our government grants are subject to uncertainty, which could harm our business and results of operations.

To date, government grants have generally constituted a significant portion of our revenues. We may seek to obtain government grants in the future to offset a portion of the costs of our research and development, commercialization and other activities. We cannot be certain that we will be able to secure any such government grants in a timely fashion, or at all. Moreover, any of our existing grants or new grants that we may obtain may be terminated, modified or recovered by the granting governmental body under certain conditions.

We may also be subject to additional regulations and audits by government agencies as part of routine audits of our activities funded by our government grants. As part of an audit, these agencies may review our performance, cost structures and compliance with applicable laws, regulations and standards. Funds available under grants must be applied by us toward the research and development programs specified by the granting agencies, rather than for all of our programs generally. If any of our costs are found to be allocated improperly, the costs may not be reimbursed and any costs already reimbursed may have to be refunded. Accordingly, an audit could result in an adjustment to our revenues and results of operations.

If we are not successful entering into, maintaining and managing partnering arrangements, we may be required to construct and operate our own commercial-scale chemical production facilities which would significantly increase our risk and costs, and negatively impact our business plan.

We rely and expect to increasingly rely on industry partners to manufacture the chemicals produced using our processes, including BDO, on a commercial scale. If we are not successful entering into, maintaining and managing these partnering arrangements, we may be forced to construct and operate our own commercial scale chemical production facilities. We have no experience constructing a production facility of the type and size required to produce commercial quantities of chemicals, and doing so is a complex and lengthy undertaking that requires sophisticated, multi-disciplinary planning and precise execution. The construction of new facilities may be subject to construction cost overruns due to labor costs, labor shortages or delays, costs of equipment and materials, weather delays, inflation or other factors, any of which could be material. In addition, the construction of commercial scale facilities may be subject to the receipt of approvals and permits from various regulatory agencies. Those agencies may not approve the projects in a timely manner or may impose restrictions or conditions on a production facility that could potentially prevent construction from proceeding, lengthen its expected completion schedule and increase its anticipated cost. Failure to successfully construct a commercial-scale chemical production facility could delay our ability to generate revenues, could have a material adverse effect on our business, financial condition and results of operations and force us to abandon a process in which we have invested significant time and resources.

Even if we are successful in the construction of a commercial-scale production facility for a chemical produced using our processes, we have no experience operating and maintaining a facility of this type and size. As a result, our operating and maintenance costs may be significantly higher than we anticipate. In addition, our facilities may not operate as efficiently as we expect and may experience unplanned problems or downtime, which may be significant. As a result, our commercial-scale production plants may be unable to achieve our expected investment return, which could adversely affect our business and results of operations.

Furthermore, if we are required to construct, operate and maintain a commercial-scale production facility for a chemical produced using our processes, we will be forced to consume capital significantly faster than we currently anticipate, and we will need to spend significantly more money than currently expected. As a result, we would need to raise additional funds more rapidly than we presently anticipate. Securing additional financing will require a substantial amount of time and attention from our management and may divert a disproportionate amount of its attention away from our day-to-day activities, which may adversely affect our management’s ability to conduct our day-to-day operations. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all.

Any acquisition or investment could disrupt our business and harm our operating results and financial condition.

We may selectively pursue acquisitions or investments that we believe may allow us to complement our growth strategy or expand into other markets, or broaden our technology or intellectual property. We cannot forecast the number, timing or size of such transactions, or the effect that any such transactions might have on our operating or financial results. We have very limited experience engaging in these types of transactions. And such transactions may be complex, time consuming and expensive, and may present numerous challenges and risks including:

•	an acquired company, asset or technology not furthering our business strategy as anticipated;

•	difficulties entering and competing in new product or geographic markets and increased competition, including price competition;

•	integration challenges;

•	overpayment for a company, asset or technology, or changes in the economic or market conditions or assumptions underlying our decision to make an acquisition;

•	significant problems or liabilities, including increased intellectual property and employment related litigation exposure, associated with acquired businesses, assets or technologies; and

•	requirements to record substantial charges and amortization expense related to certain purchased intangible assets, deferred stock compensation and other items.

Any one of these challenges or risks could impair our ability to realize any benefit from our acquisitions or investments after we have expended resources on them. Any failure to successfully address these challenges or risks could disrupt our business and harm our operating results and financial condition.

In addition, from time to time we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs.

We and our industry partners face risks in connection with changes in energy expenses and availability.

We and our industry partners depend on various energy products in processes used in our businesses. Generally, we acquire energy products at market prices and do not use financial instruments to hedge energy prices. As a result, we are exposed to market risks related to changes in energy prices. In addition, many of the customers and industries to whom we market our services are directly or indirectly dependent upon the cost and availability of energy resources. Our business and profitability may be materially and adversely affected to the extent that energy-related expenses increase, both as a result of higher costs of producing, and potentially lower profit margins in selling, chemicals produced using our processes. In addition, events impacting the availability of energy required to operate our business could disrupt our business and negatively impact our operating results.

If we expand internationally as we anticipate, we will face significant additional risks associated with these activities.

We anticipate seeking to produce and commercialize chemicals using our processes outside the United States, including BDO in Europe and Asia. International business operations are subject to a variety of risks, including:

•	challenges associated with operating in diverse cultural and legal environments, including legal restrictions that impact our ability to enter into strategic partnering arrangements;

•	the need to comply with a variety of U.S. laws applicable to the conduct of overseas operations, including export control laws and the Foreign Corrupt Practices Act;

•	our ability, or reduced ability, to protect our intellectual property in certain countries;

•	longer sales cycles in certain countries;

•

changes in or interpretations of foreign rules and regulations that may adversely affect our ability to produce or sell chemicals produced using our processes or repatriate profits to the United States;

•	economic, political or social instability in foreign countries;

•	difficulties in staffing and managing foreign and geographically dispersed operations;

•	changes in demand for chemicals produced using our processes in international markets;

•	the imposition of tariffs and other foreign taxes;

•	the imposition of limitations on, or increase of, withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures;

•	the imposition of limitations on genetically-engineered products or processes and the production or sale of those products or processes in foreign countries;

•	currency exchange rate fluctuations; and

•	the availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us.

Our inability to overcome these obstacles could harm our business, financial condition and operating results. Even if we are successful in managing these obstacles, our partners internationally are subject to these same risks and may not be able to manage these obstacles effectively.

Any future international sales will expose us to the risk of fluctuation in currency exchange rates and rates of foreign inflation, which could adversely affect our results of operations.

In the future, if we or our partners are able to successfully commercialize and sell chemicals produced using our technologies, including BDO or butadiene, we believe that a portion of our revenues will be generated outside of the United States and intend to derive the related revenues in the local currencies of customers. As a result, our revenues and results of operations will be subject to foreign exchange fluctuations, which we may not be able to manage successfully. We bear the risk that the rate of inflation in the foreign countries where we incur costs and expenses or the decline in value of the U.S. dollar compared to those foreign currencies will increase our costs as expressed in U.S. dollars. The prices of the chemicals produced using our processes may not be adjusted to offset the effects of inflation on our or our partners’ cost structure, which could increase costs and reduce net operating margins. If we do not successfully manage these risks through hedging or other mechanisms, our revenues and results of operations could be adversely affected.

Risks Related to Our Intellectual Property

Our patent rights may not provide commercially meaningful protection against competition.

Our success will depend, in part, on our ability to obtain and maintain patent protection and other intellectual property rights to protect our technology, which includes engineered microorganisms, methods, processes, enzymes, nucleic acids, metabolic modeling software, devices and discoveries, from competition. We have adopted a strategy of seeking patents and patent licenses in the United States and in certain foreign countries with respect to certain technologies used in, or relating to, our process technology for developing chemicals. Much of our patent portfolio is in early stages of examination and as of August 15, 2011, only a small number of our applications have been allowed or issued.

The strength of patents in the biotechnology field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or license may fail to result in issued patents in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology industry, including interference and reexamination proceedings before the U.S. Patent and Trademark Office, or oppositions or comparable proceedings in foreign jurisdictions. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our patent claims. Moreover, third parties could practice our inventions in secret and in territories where we do not have patent protection. Such third parties may then try to sell or import products made using our inventions in and into the United States or other territories. We may be unable to prove that such products were made using our inventions. Additional uncertainty may result from patent reform legislation proposed by the U.S. Congress and other national governments and from legal precedent as handed down by the U.S. Court of Appeals for the Federal Circuit, the U.S. Supreme Court and the courts of foreign countries, as they determine legal issues concerning the scope, validity and construction of patent claims. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publication of discoveries in the scientific literature often lags behind the actual discoveries, there is additional uncertainty as to validity of any issued patent. Accordingly, we cannot be certain that any of our patent applications will result in issued patents, or even if issued, be sure of their validity or enforceability. Moreover, we cannot predict whether any of our patent rights will be broad enough in scope to provide commercial advantage and prevent circumvention. Also, it may be difficult for us to trace chemicals imported into the United States that are produced by others using microorganisms or processes covered by our patents without our authorization, which will limit our ability to enforce our patent rights against potential infringers. In any event, patents are enforceable only for a limited term.

We may not be able to enforce our intellectual property rights throughout the world.

We plan in the future to build, or partner with others in building, manufacturing facilities using our technology in countries other than the United States. However, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Many companies have encountered significant problems in protecting and enforcing intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to bio-industrial technologies. This could make it difficult for us to stop the infringement of our patents or misappropriation of our other intellectual property rights. Proceedings to enforce our patents and other proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to enforce our intellectual property rights in such countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop. Moreover, outside the United States, we only file our patent applications in selected foreign jurisdictions and therefore will have no protection against potential infringers in jurisdictions where we have not applied for patent protection.

We may not be able to operate our business without infringing third-party patents.

Our ability and the ability of our partners to commercialize the chemicals produced using our technology platform, including BDO, depends on the ability to develop, manufacture, market and sell such chemicals without infringing the proprietary rights of third parties. Numerous U.S. and foreign patents and pending patent applications owned by third parties, including parties with whom we may compete, exist in fields including nucleic acids, enzymes and processes that relate to our technology platform and the processes derived using our technology platform. These third parties may allege that our technology platform or the processes derived using our technology platform, or even the methods, organisms and enzymes themselves, infringe their intellectual property rights. If we are found to infringe their intellectual property rights, we or our partners could be prohibited from commercializing the product produced using the infringing technology, or from licensing our technology, unless we obtain a license to use the technology covered by the third-party patent or patents or are able to design around the patent. We may be unable to obtain a license on terms acceptable to us, if at all, and we may not be able to redesign our technology or processes to avoid infringement. Even if we are able to redesign technology or processes to avoid an infringement claim, our efforts to design around the patent may lead to an inferior or more costly product. A court could also order us to pay compensatory damages for any infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently prohibit us and our partners from making, using, selling or offering to sell one or more of the chemicals that may be produced using our technology platform and processes, or could enter an order mandating that we undertake certain remedial activities.

In addition to our patent rights, we rely in part on trade secrets to protect our technology. Trade secrets can be difficult to protect and enforce.

We rely on trade secrets and confidentiality agreements to protect some of our technology and proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our technology platform that involve proprietary know-how, information or technology that is not covered by patents, particularly where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain and protect. Our strategy for scale-up of production requires us to share confidential information with our business partners and other parties. Our business partners’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, foreign courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them. Our failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We have taken measures to protect our trade secrets and proprietary information, but these measures may not be effective. We require new employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. Nevertheless, our proprietary information may be disclosed, third parties could reverse engineer our systems and others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If our metabolic pathway designs or our engineered microorganisms that we keep as a trade secret, are stolen, misappropriated or reverse engineered, others could use these designs or microorganisms to produce competing bio-based chemicals.

A number of third parties, including various industry partners, plant operators, university scientists and researchers, customers and those involved in the shipping and handling of our engineered microorganism and our fermentation products, have or may have access in the future to our proprietary engineered microorganism or to our metabolic pathway designs. If our metabolic pathway designs or our engineered microorganisms covered by our trade secrets, were stolen, misappropriated or reverse engineered based on unauthorized use or based on our disclosures in our patent applications, they could be used by other parties for their own commercial gain. If this were to occur, it could be difficult, time consuming and costly for us to discover or challenge this type of use, especially in countries with limited intellectual property protection.

We may not retain exclusive rights to intellectual property created as a result of our strategic partnering arrangements.

We are a party to joint development agreements with Tate & Lyle, Chemtex and Waste Management and are seeking to enter into agreements with other parties, each of which involve research and development efforts.

We expect to enter into additional strategic partnering arrangements in the future. Under our existing agreements, we share, and would share, to various degrees, intellectual property we jointly develop. Such provisions may limit our ability to gain commercial benefit from some of the intellectual property we develop or jointly develop with our industry partners and may lead to costly or time- consuming disputes with parties with whom we have commercial relationships over rights to certain innovations or with other third parties that may result from the activities of the strategic partnering arrangements.

Some of our intellectual property may be subject to federal regulation such as “march-in” rights, reporting requirements and a preference for U.S. industry.

Some of the intellectual property that protects our technology platform has been funded by grants from U.S. government agencies and is subject to certain federal regulations. For example, under the “march-in” provisions of the Bayh-Dole Act, the government may have the right under limited circumstances to require us to grant exclusive, partially exclusive or non-exclusive rights to third parties under any intellectual property discovered through the government funded programs. March-in rights can be triggered if the government determines that we have failed to work sufficiently towards achieving practical application of a technology or if action is necessary to alleviate health or safety needs, to meet requirements for public use specified by federal regulations or to give preference to U.S. industry. We are also subject to certain reporting requirements as well as a preference for U.S. industry relating to manufacturing of products under the Bayh-Dole Act.

We depend on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from developing or selling our processes.

We rely on licenses in order to be able to use various proprietary technologies that are material to our business, including licenses with The Regents of The University of California, or UC, and The Penn State Research Foundation, or Penn State, related to our metabolic modeling technology. We do not own the patents that underlie these licenses. Our rights to use the technology we license are subject to the continuation of and compliance with the terms of those licenses. We do not control the prosecution, maintenance, or filing of the patents to which we hold licenses. Thus, these patents and patent applications were not written by us or our attorneys, and we did not have control over the drafting and prosecution. Our licensors might not have given the same attention to the drafting and prosecution of these patents and applications as we would have if we had been the owners of the patents and applications and had control over the drafting and prosecution. We cannot be certain that drafting and/or prosecution of the licensed patents and patent applications by the licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights.

Our rights to use the technology we license are subject to the validity of the owners’ intellectual property rights. Enforcement of our licensed patents or defense or any claims asserting the invalidity of these patents is often subject to the control or cooperation of our licensors and/or interpretation of the license agreements. We cannot be certain that we will have control of the enforcement of these patents against third parties. Legal action could be initiated against the owners of the intellectual property that we license. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent our licensors from continuing to license the intellectual property that we may need to operate our business.

Certain of our licenses contain provisions that allow the licensor to terminate the license upon specific conditions, including breach or insolvency. Our rights under the licenses are subject to our continued compliance with the terms of the license, including the payment of royalties due under the license. Termination of these licenses could prevent us from developing or marketing some or all of our processes. Because of the complexity of our technologies underlying our processes and the patents we have licensed, determining the scope of the license and related royalty obligation can be difficult and can lead to disputes between us and the licensor. An unfavorable resolution of such a dispute could lead to an increase in the royalties payable pursuant to the license. If a licensor believed we were not paying the royalties due under the license or were otherwise not in compliance with the terms of the license, the licensor might attempt to revoke the license. If such an attempt were successful, we might be barred from developing and selling some or all of our processes.

Any strategic partnering arrangement that involves the licensing of any of our intellectual property may increase our risks, harm our competitive position and increase our costs.

In addition to partnering with industry leaders through joint ventures, we may enter into licensing arrangements aimed to accelerate commercialization of our production process pipeline. Licensing any of our intellectual property increases the number of people who have access to some of our proprietary information. The scope of any such license may not be sufficiently narrow to adequately protect our interests. Moreover, contractual obligations of our licensees not to disclose or misuse our intellectual property may not be sufficient to prevent such disclosure or misuse. The costs of enforcing contractual rights could substantially increase our operating costs and may not be cost-effective, reasonable under the circumstances or ultimately succeed in protecting our proprietary rights. If our competitors access our intellectual property, they may gain further insight into the technology and design of our processes, which would harm our competitive position.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, or lawsuits asserted by a third party, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our collaborators or licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments.

Because of the uncertainties involved in the issuance and enforcement of patents, and the value of a patent, patent disputes and litigations are common. We may become involved in patent disputes relating to infringement of our technology, with third-parties asserting their patents, with our licensors or licensees, with industry partners and with employees, among others. Patent disputes can take years to resolve, can be very costly and can result in loss of rights, injunctions and substantial penalties. Moreover, patent disputes and related proceedings can distract management’s attention and interfere with running the business.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot assure you that an active trading market for our common stock will develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

The trading price of our common stock is likely to be volatile, and you could incur substantial losses or lose your entire investment. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the factors set forth in this risk factors section and the following:

•	the timing and level of success of our and our partners’ efforts to develop and commercialize chemicals produced using our processes, including BDO and butadiene;

•	our ability to successfully enter into partnering arrangements, and the terms of those relationships;

•	announcements of business developments, including significant acquisitions, partnering arrangements, joint ventures or capital commitments, by us or our competitors;

•	introduction of new products, services or technologies offered by us or our competitors;

•	actual or anticipated variations in our operating and financial results;

•	our ability to meet or exceed any financial or other projections we provide to the public;

•	our ability to meet or exceed the estimates and projections of the investment community;

•	ratings downgrades or failure to maintain coverage of our stock by any securities analysts;

•	changes in the market valuations of similar companies;

•	general U.S. and global economic and market conditions;

•	changes in laws or regulations applicable to chemicals produced using our processes;

•	the perception of the bio-based chemical industry by the public, legislatures, regulators and the investment community;

•	additions or departures of key personnel;

•	issuances of debt or equity securities;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technology;

•	significant lawsuits, including patent or stockholder litigation;

•	sales of our common stock by our officers, directors, significant stockholders or other stockholders in the future;

•	trading volume of our common stock;

•	changes in accounting principles; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the Nasdaq Global Market and companies in the bio-based chemical industry in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

If securities or industry analysts do not publish research or reports, or publish inaccurate or unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock, changes their opinion of our shares or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease and we could lose visibility in the financial markets, which could cause our stock price and trading volume to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our executive officers, directors, 5% stockholders and their affiliates beneficially owned approximately 90% of our outstanding voting stock as of July 31, 2011, after giving effect to the issuance of 55,728,049 shares of our common stock upon conversion of preferred stock beneficially owned by them and, upon the closing of this offering, that same group will hold approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option).

Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the Nasdaq Global Market have imposed various requirements on public companies. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact (in ways we cannot currently anticipate) the manner in which we operate our business. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain our current levels of such coverage.

As a public company, we will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to comply with Section 404 in a timely manner, it may affect the reliability of our internal control over financial reporting.

Assessing our staffing and training procedures to improve our internal control over financial reporting is an ongoing process. We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting.

For the year ending December 31, 2012, pursuant to Section 404 of the Sarbanes-Oxley Act, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. Additionally, our effectiveness of internal control over financial reporting will be required to be audited for the year ending December 31, 2012.

The process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to establish and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot be certain at this time whether we will be able to successfully complete the procedures, certification and attestation requirements of Section 404, or that we will not identify material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404, it may affect the reliability of our internal control over financial reporting. If we identify and report a material weakness, it could adversely affect our stock price.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	creating a staggered board of directors;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders;

•	permitting our board of directors to accelerate the vesting of outstanding option grants upon certain transactions that result in a change of control; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Further, other provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock. Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for at least 180 days from the date of this prospectus, subject to certain exceptions. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. Subject to certain limitations, approximately          shares will become eligible for sale upon expiration of the lock-up period. In addition, shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Certain holders of shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended, or the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock by us, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations, including commercialization efforts for BDO produced using our process, expanded research and development activities and costs associated with operating as a public company. To the extent we raise additional capital by issuing equity or convertible securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Pursuant to the 2011 plan, our management is authorized to grant stock options to our employees, directors and consultants. The number of shares available for future grant under the 2011 plan will automatically increase each year by an amount equal to the lesser of          shares and     % of all shares of our capital stock outstanding as of December 31st of the preceding calendar year, subject to the ability of our board of directors to take action to reduce the size of such increase in any given year. Currently, we plan to register the increased number of shares available for issuance under the 2011 plan each year. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

If you purchase shares of common stock sold in this offering, because the initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share following this offering, you will incur immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $         per share, the difference between the assumed initial public offering price per share of $         (the mid-point of the range set forth on the cover of this

prospectus) and the pro forma as adjusted net tangible book value per share of our outstanding common stock as of                     , 2011, after giving effect to the full conversion of our preferred stock and the issuance of          shares of our common stock in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity and convertible debt issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. As of June 30, 2011, options to purchase 9,902,645 shares of our common stock at a weighted average exercise price of $0.22 per share and a warrant exercisable for up to 108,683 shares of our Series C-1 convertible preferred stock at an exercise price of $1.8402 per share were outstanding. See “Dilution.” As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We believe that, with our initial public offering and other transactions that have occurred over the past three years, we may trigger or have already triggered an “ownership change” limitation. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. We have removed the deferred tax assets for net operating losses and research and development credits from the deferred tax asset schedule in our financial statements. A corresponding decrease in our valuation allowance has also been made such that our net deferred tax assets remain fully reserved.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and companies in the bio-based chemical industry have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

No public market for our common stock currently exists, and an active public trading market for our common stock may not develop or be sustained following this offering, which could limit your ability to sell your shares of our common stock at an attractive price, or at all.

Prior to this offering, there has been no public market for our common stock. Although we have applied to list our common stock on the Nasdaq Global Market, we cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all, and that may reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to fund operations by selling shares and may impair our ability to acquire other companies, technologies or services by using our shares as consideration.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Strategic Relationships.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our ability to produce the exact same chemicals that are currently produced using fossil-fuel feedstocks;

•	the target chemicals our manufacturing processes can produce;

•	our ability to access markets and otherwise form strategic relationships with industry leaders, including moving from non-binding arrangements to definitive agreements;

•	our ability to successfully develop and produce BDO and other target chemicals, particularly at a commercial scale;

•	the timing and volume of scale-up production of chemicals produced using our processes, including BDO;

•

the timing and cost of building or converting chemical production facilities designed to use our manufacturing processes, including our expected capital contributions relative to the capital contributions of our partners;

•	our ability to produce BDO and other target chemicals in a cost-advantaged manner;

•	the increased efficiencies and reduced capital intensity expected for production facilities that use our processes;

•	the anticipated market sizes for our target chemicals;

•	our ability to consistently access and utilize cost-efficient renewable feedstocks;

•	the future prices, supplies and volatility of the renewable feedstocks for our processes;

•	the future prices, supplies and volatility of fossil-fuel feedstocks;

•	anticipated market acceptance of chemicals produced from our processes, including expected related benefits from producing the exact same chemicals;

•	the relative specifications or other performance attributes of chemicals produced from our processes and the products derived from those chemicals;

•	our ability to deploy multiple manufacturing processes in parallel;

•	our ability to successfully expand internationally;

•

the ability of our technology platform to develop efficient manufacturing processes faster than traditional methods and to identify the most efficient pathways and select the most effective microorganisms;

•	the achievement of advances in our technology platform, including the ability to effectively utilize lower cost renewable feedstocks in our processes;

•	the potential benefits of being able to utilize a variety of renewable feedstocks;

•	our ability to obtain and maintain intellectual property protection for our processes and other technology and not infringe on others’ rights;

•	our ability to obtain and maintain regulatory approvals related to production, storage, transport and sale of chemicals using our processes in the United States and foreign countries;

•	our ability to hire and retain personnel and successfully grow our business;

•	our anticipated future financial results and trends related thereto;

•	our need for and ability to obtain additional financing; and

•	our use of proceeds from this offering.

In some cases, you can identify these statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or the negative of those terms, and similar expressions. These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail under the heading “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million (or approximately $         million if the underwriters’ over-allotment option is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $         per share, (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us by $        , assuming the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover of this prospectus), remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering for research and development expenses, capital expenditures, capital contributions required in connection with joint ventures, working capital and other general corporate purposes, including costs and expenses associated with being a public company. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so. We cannot currently allocate specific percentages of the net proceeds that we may use for the purposes specified above. Accordingly, we will have broad discretion in the use of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our stock. Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities, and our capitalization as of June 30, 2011:

•	on an actual basis;

•

on a pro forma basis, giving effect to (1) the conversion of all our outstanding convertible preferred stock into an aggregate of 58,063,325 shares of our common stock upon closing of this offering and (2) the conversion of our outstanding convertible preferred stock warrant into a common stock warrant, and the related reclassification of the warrant liability to stockholders’ equity (deficit); and

•

on a pro forma as adjusted basis, reflecting the pro forma adjustments discussed above and giving further effect to the sale by us of          shares of our common stock at an assumed initial public offering price of $         per share (the mid-point of the range set forth on the cover of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	June 30, 2011
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except per share amounts)
Cash, cash equivalents and marketable securities	$39,278	$39,278	$

Indebtedness(2)	$194	$194	$
Convertible preferred stock warrant liability	148	—

Total debt and convertible preferred stock warrant liability	342	194
Series B, C and C-1 convertible preferred stock; $0.0001 par value: 52,794 shares authorized, 52,576 shares issued and outstanding, actual; No shares authorized, issued or outstanding, pro forma and pro forma as adjusted	78,545	—
Stockholders’ equity (deficit):
Series A and A-1 convertible preferred stock; $0.0001 par value: 3,850 shares authorized, issued and outstanding, actual; No shares authorized, issued or outstanding, pro forma and pro forma as adjusted	3,830	—
Common stock and additional paid-in capital; $0.0001 par value: 74,817 shares authorized, 5,246 shares issued and outstanding, actual; 74,817 shares authorized, 63,309 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	881	83,404
Note receivable from stockholders	(13)	(13)
Accumulated other comprehensive income	12	12
Accumulated deficit	(43,543)	(43,543)

Total stockholders’ equity (deficit)	(38,833)	39,860

Total capitalization	$40,054	$40,054	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus), would increase (decrease) each of the pro forma as adjusted cash, cash equivalents and marketable securities and total capitalization by approximately $ and $ , respectively, and decrease (increase) pro forma as adjusted total stockholders’ equity (deficit) by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) each of the pro forma as adjusted cash, cash equivalents and marketable securities and total capitalization by approximately $ and $ , respectively, and decrease (increase) pro forma as adjusted total stockholders’ equity (deficit) by approximately $ , assuming the assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover of this prospectus), remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Indebtedness includes the current and non-current portions of our notes and capital lease obligations.

The number of shares shown as issued and outstanding on a pro forma and on a pro forma as adjusted basis in the table above is based on the number of shares outstanding as of June 30, 2011 and excludes:

•	9,902,645 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2011, at a weighted average exercise price of $0.22 per share;

•	108,683 shares of common stock issuable upon the exercise of an outstanding warrant as of June 30, 2011, at an exercise price of $1.8402 per share;

•

         shares of common stock reserved for future issuance under the 2011 plan (including 3,612,076 shares of common stock reserved for issuance under the 2008 plan, which shares will be added to the shares reserved under the 2011 plan upon its effectiveness), which will become effective upon the closing of this offering and will contain provisions that will automatically increase the number of shares reserved for issuance each year; and

•

         shares of common stock reserved for future issuance under the 2011 purchase plan, which will become effective upon the closing of this offering and will contain provisions that will automatically increase the number of shares reserved for issuance each year.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of June 30, 2011 was approximately $(38.8) million, or $(7.40) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our liabilities and convertible preferred stock which is not included within equity. Net historical tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding as of June 30, 2011. Our pro forma net tangible book value (deficit) as of June 30, 2011 was $39.9 million, or $0.63 per share of common stock. Pro forma net tangible book value (deficit) gives effect to the conversion of all of our outstanding convertible preferred stock into an aggregate of 58,063,325 shares of our common stock and the reclassification of our preferred stock warrant liability into permanent equity, both of which will occur automatically upon the closing of this offering.

Pro forma as adjusted net book value is our pro forma net tangible book value (deficit), plus the effect of the sale of shares of our common stock in this offering at an assumed initial public offering price of $         per share (the mid-point of the range set forth on the cover of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders, and an immediate dilution of $         per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2011	$(7.40)
Pro forma increase in net tangible book value per share as of June 30, 2011 attributable to the conversion of convertible preferred stock	8.03

Pro forma net tangible book value per share as of June 30, 2011, before giving effect to this offering	0.63

Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value (deficit) per share after this offering by approximately $         per share and the dilution in pro forma per share to investors participating in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value (deficit) per share after this offering by approximately $         and the dilution in pro forma per share to investors participating in this offering by approximately $        , assuming the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full to purchase         additional shares of our common stock in this offering, the pro forma as adjusted net tangible book value will increase to $         per

share, representing an immediate increase to existing stockholders of $         per share and an immediate dilution of $         per share to new investors participating in this offering.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2011, the number of shares purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing stockholders and new investors participating in this offering at an assumed initial public offering price of $         per share (the mid-point of the range set forth on the cover of this prospectus), before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, new investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Total Shares			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
	(in thousands, except percents and per share amounts)
Existing stockholders before this offering	63,309		%		$84,601		%	$1.34
Investors participating in this offering

Total		100%		$		100%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $        , $         and $        , respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $        , $         and $        , respectively, assuming the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full to purchase         additional shares of our common stock in this offering, the number of shares of common stock held by existing stockholders will be reduced to         , or     % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to         , or    % of the total number of shares of common stock to be outstanding after this offering.

The foregoing discussion and tables are based on 63,308,961 shares of common stock outstanding as of June 30, 2011, after giving effect to the conversion of our outstanding convertible preferred shares into an aggregate of 58,063,325 shares of common stock, and excludes:

•	9,902,645 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $0.22 per share;

•	108,683 shares of common stock issuable upon the exercise of an outstanding warrant at an exercise price of $1.8402 per share;

•

        shares of common stock reserved for future issuance under the 2011 plan (including 3,612,076 shares of common stock reserved for issuance under the 2008 plan, which shares will be added to the shares reserved under the 2011 plan upon its effectiveness), which will become effective upon the closing of this offering and will contain provisions that will automatically increase the number of shares reserved for issuance each year; and

•

        shares of common stock reserved for future issuance under the 2011 purchase plan, which will become effective upon the closing of this offering and will contain provisions that will automatically increase the number of shares reserved for issuance each year.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options or warrants are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following table provides selected historical financial data. We derived the selected statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the balance sheet data as of December 31, 2009 and 2010 from our audited financial statements appearing elsewhere in this prospectus. We derived the selected statement of operations data for the year ended December 31, 2007 and the selected balance sheet data as of December 31, 2007 and 2008 from our audited financial statements and related notes not included in this prospectus. The selected statement of operations data for the year ended December 31, 2006 and the balance sheet data as of December 31, 2006 is unaudited. We derived the selected statement of operations data for the six months ended June 30, 2010 and 2011 and the selected balance sheet data as of June 30, 2011 from our unaudited financial statements and related notes included elsewhere in this prospectus. The selected financial data should be read together with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and results for the six months ended June 30, 2011 are not necessarily indicative of results to be expected for the fiscal year.

	Years Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(unaudited)					(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$3,105	$3,583	$2,488	$887	$726	$319	$1,915
Operating Expenses:
Research and development	2,404	3,094	5,106	6,063	9,593	4,359	7,200
Marketing, general and administrative	846	2,585	3,779	3,852	5,173	2,336	3,806

Total operating expenses	3,250	5,679	8,885	9,915	14,766	6,695	11,006

Loss from operations	(145)	(2,096)	(6,397)	(9,028)	(14,040)	(6,376)	(9,091)
Interest and other income	20	447	491	83	18	9	46
Interest and other (expense)	(14)	(15)	(16)	(44)	(32)	(8)	(17)

Net loss	$(139)	$(1,664)	$(5,922)	$(8,989)	$(14,054)	$(6,375)	$(9,062)

Basic and diluted net loss per common share(1)	$(0.06)	$(0.70)	$(1.27)	$(1.80)	$(2.79)	$(1.27)	$(1.77)
Shares used to calculate net loss per common share(1)	2,187	2,382	4,657	4,997	5,043	5,010	5,132
Pro forma basic and diluted net loss per share(2)	$(0.02)	$(0.13)	$(0.27)	$(0.40)	$(0.37)	$(0.17)	$(0.15)
Shares used to calculate pro forma basic and diluted net loss per share(2)	6,037	12,656	22,068	22,474	38,477	36,917	60,608

(1)	See Note 1 to our Financial Statements appearing elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per common share.
(2)	Pro forma net loss per share has been calculated assuming the conversion of all outstanding shares of our preferred stock into shares of common stock which will occur upon the closing of this offering.

	December 31,					June 30, 2011
	2006	2007	2008	2009	2010
	(unaudited)					(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$609	$18,540	$12,255	$3,605	$24,141	$39,278
Working capital	68	17,709	11,254	2,196	21,790	35,244
Total assets	1,404	19,881	14,905	6,195	30,496	44,676
Indebtedness(3)	179	104	215	219	169	194
Series B, C and C-1 convertible preferred stock	—	19,849	20,249	20,249	54,969	78,545
Accumulated deficit	(3,722)	(5,516)	(11,438)	(20,427)	(34,481)	(43,543)
Total stockholders’ (deficit)	(636)	(1,385)	(7,126)	(16,020)	(29,920)	(38,833)

(3)	Indebtedness includes both current and non-current portions of our notes and capital lease obligations, and for the years ended December 31, 2006 and 2007, a note payable to certain employees of $48,000 and $23,000, respectively, which was paid in full in 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see “Special Note Regarding Forward-Looking Statements.”

Overview

We are a technology leader for the global chemical industry. We deliver new, transformative manufacturing processes that enable our partners to produce intermediate and basic chemicals from renewable feedstocks. Intermediate and basic chemicals serve as the basis for making substantially all of the products that make modern life possible, and our processes enable the production of the exact same chemicals that are at the core of the chemical industry. Our processes are designed to deliver better economics with enhanced sustainability and a smaller environmental footprint than conventional petroleum-based manufacturing processes. Our proprietary biotechnology platform allows us to create fermentation-based manufacturing processes and to engineer the enabling microorganisms that drive the efficient conversion of renewable feedstocks into numerous existing high-volume intermediate and basic chemicals. We are developing a pipeline of manufacturing processes for the production of these chemicals, including our first target chemical, BDO, and our second target chemical, butadiene. A key element of our strategy is to partner with industry leaders through a combination of joint venture and licensing arrangements in order to accelerate the broad and rapid commercial utilization of our production processes. Through this approach, we expect the first commercial-scale BDO plant that utilizes our processes to begin high-volume production by the end of 2012.

In 1998, we founded our company based on our proprietary technology platform for the predictive, computational modeling and simulation of metabolism in living organisms. We developed our software platform, called SimPheny, which is designed for modeling and simulating these complex biochemical pathways. From 1998 to 2006, we operated as a research and development organization advancing our technology platform and our expertise in metabolism and metabolic modeling across a range of applications in industrial and medical biotechnology. During this period, we funded our operations primarily through collaborative research agreements, government grants and licenses of our proprietary software to academic and research institutions. Beginning in 2007, we focused on the production of intermediate and basic chemicals utilizing the biochemical pathways discovered through the use of our SimPheny software and the expansion of our capabilities to include advanced laboratory technology and process engineering. We made this strategic decision because intermediate and basic chemicals represent a significant opportunity, and we believed we could create more value by extending our reach into commercializing chemical manufacturing processes. Some of the key milestones of our development to date include:

•	In September 2007, we commenced our BDO production process research and development program.

•	In February 2008, we achieved proof-of-concept and accomplished the first direct biological production of BDO from renewable feedstocks.

•	In May 2009, we generated our first purified samples of BDO from our process at laboratory scale.

•

In June 2010, we achieved our first pilot-scale production of BDO at 3,000 liters with a contract manufacturer and generated samples of BDO, which were subsequently externally validated to meet commercial specifications.

•	In December 2010, we entered into a joint development agreement with Waste Management for the production of a particular intermediate chemical from syngas.

•

In February 2011, we enabled the production of polybutylene terephthalate, or PBT, from renewable feedstocks using BDO produced from our process, and we entered into a non-binding memorandum of understanding with M&G regarding a proposed partnering arrangement for the development and commercialization of certain target chemicals from sugars from cellulosic biomass feedstocks using our process technology.

•	In March 2011, we entered into a joint development agreement with Tate & Lyle to scale up our BDO production process to demonstration-scale size, including fermentation batches of 13,000 liters.

•

In April 2011, we entered into a joint development agreement with Chemtex to develop a process for producing BDO from sugars from cellulosic biomass feedstocks, we entered into a non-binding memorandum of understanding with Mitsubishi Chemical which outlines multiple potential areas for collaboration, including the commercial production of BDO in Asia.

•	In May 2011, our work on BDO was the focus of a peer-reviewed article on direct, single-step, biological production of a major chemical, in the journal Nature Chemical Biology.

•

In June 2011, we and our partner, Tate & Lyle, successfully produced BDO at demonstration scale of 13,000 liters using our process at a plant located at an industrial site owned by Tate & Lyle, we entered into a non-binding letter of intent with Novamont for the commercial production of BDO in Europe, we were awarded the EPA Presidential Green Chemistry Challenge Award, considered by many to be the industry’s top award, and the U.S. Department of Energy selected us for an award with a potential value of up to $5.0 million to develop processes for the production of BDO from cellulosic biomass.

•	In August 2011, we successfully produced pound quantities of butadiene from renewable feedstocks.

Our first manufacturing process targets BDO. According to the most recently available data from IHS, the global BDO demand in 2009 was 2.8 billion pounds, which equates to a market size of approximately $4 billion based on June 2011 prices. We expect the first commercial-scale BDO plant that utilizes our processes to produce approximately 40 million pounds of BDO per year in an industrial plant in Europe that is owned and operated by one of our industry partners, Novamont, with whom we have entered into a non-binding letter of intent. Our goal is for this plant to begin production by the end of 2012 and for larger commercial-scale BDO plants owned and operated together with our industry partners in the United States, Europe and Asia to begin high-volume production in 2014 and 2015. We expect that BDO plants using our process will typically produce approximately 100 to 130 million pounds of BDO per year, though individual plants may be smaller or larger depending on factors such as regional supply and demand and market dynamics.

Since our inception, we have raised $84.2 million in gross proceeds through the issuance of convertible preferred stock. To date, we have not generated any revenues associated with the sale of chemicals produced using our processes. As of June 30, 2011, our revenues were derived primarily from payments received under joint development agreements, government grants and licenses of our proprietary software to academic and research institutions. We expect to continue to incur significant losses as we invest in our business, and we anticipate such losses to increase as we work with our partners to scale up our BDO production process to commercial scale, expand our research and development efforts and transition to operating as a public company. Our accumulated deficit as of June 30, 2011 was $43.5 million. Our net loss was $5.9 million, $9.0 million and $14.1 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $9.1 million for the six months ended June 30, 2011.

Significant Agreements

Tate & Lyle. In March 2011, we entered into a joint development agreement with Tate & Lyle to jointly scale up the production of BDO from dextrose sugar feedstocks in North America. Under this agreement, we are jointly operating a plant at demonstration scale, with the potential for commercial-scale production in North America pursuant to a contemplated joint venture agreement. Tate & Lyle will supply dextrose sugar feedstock for the initial commercial-scale plant in North America.

Novamont. In June 2011, we signed a non-binding letter of intent with Novamont regarding a proposed joint venture for the commercial-scale production of BDO using our process technology at a Novamont industrial plant to be converted for such purpose. This letter of intent contemplates our first commercial-scale BDO plant in Italy with a capacity of approximately 40 million pounds per year to begin production by the end of 2012. According to the letter of intent, Novamont will provide all construction capital and consume all product off-take for captive use.

Mitsubishi Chemical. In April 2011, we entered into a non-binding memorandum of understanding with Mitsubishi Chemical pursuant to which we agreed in principle to a joint venture in Asia for the production of BDO using our process technology and a possible research and development collaboration for other target chemicals.

M&G / Chemtex. In February 2011, we entered into a non-binding memorandum of understanding with M&G regarding a proposed partnering arrangement for the development and commercialization of certain target chemicals from sugars from cellulosic biomass using our process technology. In April 2011, we entered into a joint development agreement with Chemtex, a wholly-owned subsidiary of M&G, to develop a process for producing BDO from sugars from cellulosic biomass feedstocks.

Waste Management. In December 2010, we entered into a joint development agreement with Waste Management to develop a commercial-scale process to produce a particular intermediate chemical from syngas sourced primarily from municipal solid waste.

Factors Affecting Our Performance

Timing and Efficiency of Commercial-Scale Production. Our ability to successfully scale up our processes to enable commercial production of chemicals is fundamental to the success of our business. For BDO, based on performance achieved at laboratory, pilot and demonstration scale, we believe our manufacturing process provides commercially viable economics; however, we need to achieve multiple performance targets, such as scaling up the size of our fermentation batches to ensure similar production results are achieved as we expand our production to commercial levels. We ran our first fermentations of BDO using our process at demonstration scale of 13,000 liters in June 2011. For butadiene, we only recently produced this chemical using our processes. Delays in our ability to achieve commercially viable economics at laboratory, pilot or demonstration scale could affect the timing and economics of our commercial-scale operations. If we are not able to achieve commercially viable economics for BDO, butadiene and other target chemicals at larger scales within timelines currently anticipated, we will continue to incur substantial net losses, and our portion of the earnings received from the commercial sale of chemicals produced using our processes will be delayed.

Renewable Feedstock Availability and Cost. Maintaining low production costs is critical to our and our partners’ ability to sell products profitably, and feedstock costs comprise a significant portion of those costs. We intend to initially enable our industry partners to produce BDO using conventional sugar sources derived from corn, sugarcane, sugar beets and cassava. Access to feedstocks at prices not significantly inflated above current levels relative to fossil-fuel feedstocks is critical for our partners to produce BDO, butadiene and other chemicals using our processes cost-effectively. Our partnering strategy includes entering into commercial partnerships with companies that may have access to relevant feedstocks to help mitigate this risk, but numerous factors can affect renewable feedstock availability, many of which are outside of our control. Our feedstock strategy includes the future use of sugars from cellulosic biomass and syngas as feedstock for the production of certain chemicals, but our initial commercial-scale plants are expected to utilize conventional sugar sources. If we are not able to obtain feedstocks at prices at or lower than current levels relative to fossil-fuel feedstocks, our commercialization efforts could be delayed or, once commercialization has been established, commercial operations could cease, and earnings and net cash flows could diminish.

Crude Oil and Natural Gas Prices. We anticipate that many of the chemicals produced using our processes will be marketed as alternatives to chemicals produced using conventional petroleum-based production methods. We expect our technology will provide for the commercial production of BDO at a cost less than that typically achievable using conventional petroleum-based production methods. If crude oil prices decrease from current levels relative to renewable feedstock prices, the economic advantage which our technology provides compared to conventional manufacturing methods could decrease. Price fluctuations in natural gas could also affect the economic advantage we believe our process technology will provide. The negative effects of price fluctuations in crude oil or natural gas prices could harm or delay our partnering activities and development and commercialization efforts as well as harm our results of operations.

Partnerships and Other Commercial Relationships. A key element of our strategy is to partner with industry leaders through a combination of joint venture and licensing arrangements in order to accelerate the broad and rapid commercial utilization of our production processes. For most target chemicals, we currently expect initial partnering arrangements to take the form of joint ventures. In lieu of this joint venture approach or as a follow-on to these initial joint ventures, we may employ licensing arrangements to accelerate commercialization of our manufacturing process for the target chemical. For joint ventures, we expect to contribute the value of our proprietary process technology, as well as capital in certain circumstances, to gain ownership in the joint venture, enabling us to share in the profits generated from the sales of the resulting chemicals produced with our process technology. In instances where we contribute additional capital, our contribution may be significant. Our increased ownership stake in joint ventures will depend on factors that include the negotiated value of the license to our process technology for the production plant and our capital contribution. Our role in the joint venture will also vary depending on the partner in the joint venture. We believe this commercialization strategy will allow for the rapid and parallel deployment of multiple plants for each of our target chemicals. Our failure to enter into these partnering agreements on favorable terms, or at all, could delay or hinder our ability to develop and commercialize our production processes, or significantly increase the cost to us to construct and operate commercial-scale plants. Moreover, the timing for different projects may vary significantly based on the preferences of particular partners and a number of other factors, including their level of commitment to and execution in our joint endeavors.

International Operations. Our anticipated international operations, in particular our planned BDO development and commercialization efforts in Europe and Asia, will subject us to risks and uncertainties that could negatively impact our business and results of operations. Government intervention or changes to monetary, taxation, regulatory, intellectual property, subsidy, tariff and other policies in any of the countries we operate, or economic, political or social unrest, could negatively impact our operations in such countries. Our financial results could be adversely affected either directly (such as by fluctuations in foreign currency, increases in interest or tax rates, exchange controls or restrictions on exports, imports or remittances) or indirectly (such as through staffing difficulties, delays or failures in securing licenses, permits or other necessary governmental approvals, consolidation among our local partners or competitors, or poor local transportation and other infrastructure).

Factors Impacting Pricing. We believe that there are a number of trends affecting our industry, including significant volatility in the price of the fossil-fuel feedstocks used to produce nearly all intermediate and basic chemicals, dramatic swings in earnings and difficulty in forecasting future performance; the increased availability of natural gas, especially in North America, and the growing spread between the price of crude oil and natural gas leading to decreased production and increased costs of C3 and C4 chemicals; lower supplies of C3 and C4 chemicals; the chemical industry increasingly building large-scale manufacturing facilities; and increasing interest in the environmental consequences of product purchases. While our business may be positively affected by these trends, our results may also be favorably or unfavorably impacted by these and other trends that affect demand and pricing for intermediate and basic chemicals, including, among others, changes in feedstock availability and pricing, developments in our industry and among our competitors, and changes in consumer preferences and demand.

For a more complete discussion of factors and risks facing our business, see “Risk Factors.”

Financial Operations Overview

Revenues

To date, we have funded our operations primarily through collaborative research agreements, government grants and licenses of our proprietary software to academic and research institutions.

•

Collaborative research and development revenue consists of payments received for research and development activities related to specific projects. Payments are generally in the form of either upfront or milestone payments, or reimbursement of costs plus a profit. Collaborative research and development revenue comprised the majority of our revenue during the six months ended June 30, 2011, while we had little collaborative research and development revenues during the years ended December 31, 2008, 2009 and 2010.

•	License revenue consists of payments received from the license of our proprietary SimPheny software. Payments are generally received upfront and pertain to a one-year license term.

•

Government grants consist of payments from government entities, or sub-awards from institutions under government grants, for the performance of certain research and development activities over a contractually specified period of time. In June 2011, we were selected for an award from the U.S. Department of Energy, providing reimbursement to us for up to $5.0 million of a total of $6.25 million of research and development expenses to develop processes for the production of BDO from sugars from cellulosic biomass. As of June 30, 2011, efforts under this grant have not commenced, nor have any payments been received or revenue been recognized.

We expect our first commercial-scale plant to begin high-volume production by the end of 2012 at which time we expect to begin recognizing earnings associated with the commercial sale of chemicals produced using our technology pursuant to a joint venture with our industry partner, Novamont. We expect our earnings to increase as additional and larger commercial-scale plants begin production, with participation in a joint venture for our second commercial-scale plant expected to begin high-volume production in 2014. Our participation in partnering arrangements may be structured in a variety of manners, including joint ventures under which we have significant control over the operations of the joint venture, joint ventures under which we are the minority shareholder and license arrangements. Each of these structures may affect our revenue recognition methods. In instances where we have significant control over the operations of the joint venture, we may be considered the consolidating entity in which case we would recognize product revenue and expenses for the entire plant with minority interest recorded to offset the portion of the joint venture which we do not own. In instances where we are the minority shareholder in the joint venture, we would recognize earnings equal to our share of the joint venture’s net profits. In instances where we license our technology, the license may include upfront or non-substantive milestone payments which may result in deferred revenue.

We also expect to enter into collaborative research and development arrangements for the development of additional chemical targets besides BDO. Under these agreements, we may receive upfront payments that may be deferred, or we may receive payments upon the successful completion of milestones which may be recognized as revenue upon achieving such milestone, assuming other revenue recognition criteria are met. As a result, we expect our revenues to fluctuate from fiscal period to fiscal period.

Research and Development Expenses

Our research and development expenses consist primarily of costs incurred for personnel engaged in research and development activities, laboratory supplies, payments to outside service providers, including contract manufacturers that have assisted us in pilot scale production and purification of BDO, and expenses incurred under cost sharing arrangements such as those under our joint development agreement with Tate & Lyle for demonstration scale production of BDO. Research and development expenses also include a portion of facility and overhead costs attributable to our research and development efforts. We expect our research and development expenses to significantly increase as we continue with our demonstration scale program under the Tate & Lyle joint development agreement, scale up to commercial level production, increase our research and development headcount, including increases in stock-based expense, and develop additional chemical products. We expense all research and development costs as they are incurred.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses consist primarily of personnel-related expenditures pertaining to our executive, legal, finance, human resources, business development, information technology and other administrative functions, as well as costs incurred for professional services related to these functions and our marketing programs. Professional services consist primarily of legal fees related to our external patent and corporate counsel, audit fees, tax fees and certain insurance costs such as those associated with director and officer insurance. Marketing, general and administrative expenses also include a portion of facility and overhead costs attributable to our marketing, general and administrative functions. We expect our marketing, general and administrative expenses to significantly increase as we expand our headcount, including increases in stock-based expense, and incur additional costs associated with being a public company, including increased legal and audit fees, higher tax and accounting expenses, costs of compliance with securities and other regulations including compliance with Section 404 of Sarbanes Oxley, investor relations expenses, stock exchange listing expenses, and increased director and officer insurance premiums.

Interest and Other (Expenses) Income

To date our interest and other expenses consist primarily of interest costs incurred on our capital leases and charges incurred from the forgiveness of notes receivable from certain stock option holders who exercised their stock options through the issuance of a note in lieu of cash payments. All such notes were completely amortized as of August 2011. In June 2011, we entered into an equipment line of credit to borrow up to $4.0 million for the purchase of certain equipment and software. To the extent we utilize this line of credit, our interest expense will increase. In conjunction with this line of credit, we issued a preferred stock warrant and incurred certain deferred financing costs, both of which are being amortized to interest and other expense over the expected life of the line of credit. We classified the preferred stock warrant liability as a liability and are periodically remeasuring its fair value with the change in fair value recorded to interest and other expense (or income to the extent the liability is reduced). In the event our preferred stock converts to common stock, such as in the case of a qualified initial public offering, the warrant would be exercisable into common stock instead of convertible preferred stock. The fair value of the warrant liability at that time would be reclassified into equity. We may also choose to enter into additional financing arrangements in the future as we participate with our partners in the construction of commercial-scale plants and purchase additional equipment primarily related to our expanding research and development efforts. If we enter into these types of future financing arrangements, we would expect our interest and other expense to increase.

Interest income consists primarily of amounts earned on our cash, cash equivalents and marketable securities. We invest our cash, cash equivalents and marketable securities in U.S.-backed government debt and high quality corporate debt and commercial paper. We expect our interest income to vary as our cash, cash equivalents and marketable securities balances vary and as interest rates change.

Income Taxes

To date, we have been subject to income taxes only in the United States. In the event we expand our operations outside the United States, we will become subject to taxation based on the foreign statutory rates and our effective tax rate could fluctuate accordingly. We have incurred net losses since inception and with few exceptions, have not recorded any federal or state income tax provisions. Accordingly, we have a full valuation allowance against our net deferred tax assets. Additionally, under the Code our net operating loss carryforwards and tax credits may be limited in the event of a cumulative change in ownership of more than 50% is deemed to have occurred within a three-year period. We have not performed an analysis as to if such an ownership change has been deemed to have occurred but believe that, with our initial public offering and other transactions that have occurred over the past three years, some or all of our net operating loss carryforwards and tax credits may be impaired.

Results of Operations

Comparison of the Six Months Ended June 30, 2010 and 2011

Revenues. The following table shows our revenues for the six months ended June 30, 2010 and 2011, and related period-over-period changes (in thousands, except percentages).

	Six Months Ended June 30,		Dollar Change	Percent Change
	2010	2011
	(unaudited)
Collaborative research and development revenue	$121	$1,667	$1,546	1,278%
Government grants	114	186	72	63
License revenue	84	62	(22)	(26)

Total revenue	$319	$1,915	$1,596	500%

For the six months ended June 30, 2011 compared to the same period in 2010, our revenue increased $1.6 million, or 500% primarily due to our collaborative research and development agreement with Waste Management, which commenced in December 2010, for using syngas as a feedstock to make chemicals.

Research and Development Expense. The following table shows our research and development expense for the six months ended June 30, 2010 and 2011, and related period-over-period changes (in thousands, except percentages).

	Six Months Ended June 30,		Dollar Change	Percent Change
	2010	2011
	(unaudited)
Personnel and related costs	$2,775	$4,338	$1,563	56%
Outside services and supplies	1,236	2,293	1,057	86
Depreciation and stock-based expense	348	569	221	64

Total research and development expense	$4,359	$7,200	$2,841	65%

For the six months ended June 30, 2011 compared to the same period in 2010, our research and development expense increased $2.8 million, or 65%, primarily due to a $1.6 million increase in personnel and related costs and a $1.1 million increase in outside services. Personnel and related costs increased as a result of headcount growth as our operations expanded, especially in the fermentation and process engineering functions. Outside services increased primarily due to commencing demonstration-scale BDO fermentation runs in 2011 with our industry partner, Tate & Lyle. Expenditures on laboratory supplies also increased as our research and development capabilities expanded.

Marketing, General and Administrative Expense. The following table shows our marketing, general and administrative expense for the six months ended June 30, 2010 and 2011, and related period-over-period changes (in thousands, except percentages).

	Six Months Ended June 30,		Dollar Change	Percent Change
	2010	2011
	(unaudited)
Personnel and related costs	$1,043	$1,644	$601	58%
Outside services	1,238	2,038	800	65
Depreciation and stock-based expense	55	124	69	125

Total marketing, general and administrative expense	$2,336	$3,806	$1,470	63%

For the six months ended June 30, 2011 compared to the same period in 2010, our marketing, general and administrative expense increased $1.5 million, or 63%, primarily due to a $0.6 million increase in personnel and related costs and a $0.8 million increase in outside services. Personnel and related costs increased as a result of headcount growth to support our expanding organization, including an increase in our business development capabilities as our partnering activities increased. Outside services increased due to an increase in legal and patent costs as we expanded our intellectual property portfolio and entered into partnering arrangements. Marketing and administrative consulting costs also increased as we increased our marketing efforts and supported our expanding organization.

Interest and other income (expense), net. The following table shows our interest and other income (expense), net for the six months ended June 30, 2010 and 2011, and related period-over-period changes (in thousands, except percentages).

	Six Months Ended June 30,		Dollar Change	Percent Change
	2010	2011
	(unaudited)
Interest and other income	$9	$46	$37	411%
Interest and other (expense)	(8)	(17)	(9)	113

Net interest and other income (expense)	$1	$29	$28	2,800%

For the six months ended June 30, 2011 compared to the same period in 2010, our interest and other income increased primarily due to an increase in our cash, cash equivalents and marketable securities in 2010 as a result of completing our Series C and Series C-1 financings.

Comparisons of the Years Ended December 31, 2008, 2009 and 2010

Revenues. The following table shows our revenues for the years ended December 31, 2008, 2009 and 2010, and related period-over-period changes (in thousands, except percentages).

	Year Ended December 31,			Dollar Change		Percent Change
	2008	2009	2010	2009 vs. 2008	2010 vs. 2009	2009 vs. 2008	2010 vs. 2009
Collaborative research and development revenue	$151	$10	$235	$(141)	$225	(93)%	2,250%
Government grants	1,332	599	155	(733)	(444)	(55)	(74)
License revenue	1,005	278	336	(727)	58	(72)	21

Total revenue	$2,488	$887	$726	$(1,601)	$(161)	(64)%	(18)%

In 2009 compared to 2008, our total revenue decreased by $1.6 million, or 64%, primarily due to a decrease in government grants of $0.7 million and a decrease in license revenue of $0.7 million. Government grants decreased due to the completion of funding periods under certain grants in 2009. License revenue decreased due to a shift in focus away from providing licensed software solutions to customers as we pursued our business strategy of developing process technologies to produce chemicals from renewable feedstock.

In 2010 compared to 2009, our revenues decreased $0.2 million, or 18%, primarily due to a decrease in revenue associated with government grants of $0.4 million, partially offset by an increase in revenues from collaborative research and development agreements of $0.2 million. Government grants decreased due to the completion of funding periods under certain grants in 2010. Collaborative research and development revenue increased due to commencement in December 2010 of our Waste Management collaborative joint development agreement for using syngas as a feedstock to make chemicals.

Research and Development Expense. The following table shows our research and development expense for the years ended December 31, 2008, 2009 and 2010, and related period-over-period changes (in thousands, except percentages).

	Year Ended December 31,			Dollar Change		Percent Change
	2008	2009	2010	2009 vs. 2008	2010 vs. 2009	2009 vs. 2008	2010 vs. 2009
Personnel and related costs	$2,749	$3,790	$6,259	$1,041	$2,469	38%	65%
Outside services and supplies	2,015	1,733	2,521	(282)	788	(14)	45
Depreciation and stock-based expense	342	540	813	198	273	58	51

Total research and development expense	$5,106	$6,063	$9,593	$957	$3,530	19%	58%

In 2009 compared to 2008, our research and development expense increased $1.0 million, or 19%, primarily due to a $1.0 million increase in personnel and related costs increased as a result of headcount growth as our operations expanded. Depreciation and stock-based expense increased $0.2 million as a result of increased depreciation expense due to capital expenditures primarily for laboratory equipment to expand our capabilities. These increases were partially offset by a decrease of $0.3 million in our outside services due to less outsourcing of research and development capabilities as our in-house research and development resources expanded.

In 2010 compared to 2009, our research and development expense increased $3.5 million, or 58%, primarily due to a $2.5 million increase in personnel and related costs and a $0.8 million increase in outside services. Personnel and related costs increased as a result of headcount growth as our operations expanded, especially in the fermentation and process engineering functions. Outside services increased primarily due to contract manufacturing associated with our pilot scale fermentation runs of BDO during 2010.

Marketing, General and Administrative Expense. The following table shows our marketing, general and administrative expense for the years ended December 31, 2008, 2009 and 2010, and related period-over-period changes (in thousands, except percentages).

	Year Ended December 31,			Dollar Change		Percent Change
	2008	2009	2010	2009 vs. 2008	2010 vs. 2009	2009 vs. 2008	2010 vs. 2009
Personnel and related costs	$2,125	$1,981	$2,261	$(144)	$280	(7)%	14%
Outside services	1,587	1,823	2,772	236	949	15	52
Depreciation and stock-based expense	67	48	140	(19)	92	(28)	192

Total marketing, general and administrative expense	$3,779	$3,852	$5,173	$73	$1,321	2%	34%

In 2009 compared to 2008, our marketing, general and administrative expense was largely consistent with 2008, with a $0.1 million decrease in personnel and related costs offset by a $0.2 million increase in outside services. Personnel and related costs decreased as a result of the termination of an executive in 2009. Outside services increased due to an increase in legal and patent expenses associated with expanding our technology intellectual property position.

In 2010 compared to 2009, our marketing, general and administrative expense increased $1.3 million, or 34%, primarily due to a $0.9 million increase in outside services as a result of services incurred for marketing and organizational development, as well as patent work. Personnel and related costs increased $0.3 million as a result of headcount growth to support our expanding organization and to increase business development capabilities associated with industry partnering relationships.

Interest and other income (expense), net. The following table shows our interest and other income (expense), net for the years ended December 31, 2008, 2009 and 2010, and related period-over-period changes (in thousands, except percentages).

	Year Ended December 31,			Dollar Change		Percent Change
	2008	2009	2010	2009 vs. 2008	2010 vs. 2009	2009 vs. 2008	2010 vs. 2009
Interest and other income	$491	$83	$18	$(408)	$(65)	(83)%	(78)%
Interest and other (expense)	(16)	(44)	(32)	(28)	12	175	(27)

Net interest and other income (expense)	$475	$39	$(14)	$(436)	$(53)	(92)%	(136)%

In 2009 compared to 2008, our interest and other income decreased $0.4 million, or 83%, primarily due to a decrease in our average cash, cash equivalents and marketable securities during 2009. Also, the interest rate environment decreased during 2009 which further decreased our interest income.

In 2010 compared to 2009, our interest and other income decreased $0.1 million, or 78%, primarily due to a decrease in the interest rate on our cash, cash equivalents and marketable securities during 2010.

Liquidity and Capital Resources

Cash, Cash Equivalents and Marketable Securities

Our cash, cash equivalents and marketable securities are held primarily in money market funds, U.S. government agency notes and debt, corporate debt and commercial paper. Our marketable securities are classified as available-for-sale securities, and recorded at fair value. We make our investments in accordance with our investment policy, the primary objectives of which are liquidity and capital preservation. The following table shows balances of our cash, cash equivalents and short-term investments as of December 31, 2009 and 2010, and June 30, 2011 (in thousands):

	December 31,		June 30,
	2009	2010	2011
			(unaudited)
Cash and cash equivalents	$2,301	$15,164	$6,451
Marketable securities	1,304	8,977	32,827

Total cash, cash equivalents and marketable securities	$3,605	$24,141	$39,278

In 2010 compared to 2009, our cash, cash equivalents and marketable securities increased by $20.5 million primarily due to net proceeds of $14.1 million from the sale of 14,493,000 shares of our Series C convertible preferred stock in January 2010 at a price of $1.035 per share, plus net proceeds of $20.6 million from the sale of

11,547,000 shares of our Series C-1 convertible preferred stock at a price of $1.8402 per share in December 2010. The aggregate net proceeds from these financings of $34.7 million were partially offset by cash used in operating activities of $12.1 million and expenditures on property and equipment of $2.0 million.

For the six months ended June 30, 2011 compared to the year ended December 31, 2010, our cash, cash equivalents and marketable securities increased by $15.1 million primarily due to net proceeds of $23.6 million from the sale of 12,906,000 shares of our Series C-1 convertible preferred stock at a price of $1.8402 per share from January 2011 through April 2011. The net proceeds from this financing were partially offset by cash used in operating activities of $6.7 million and expenditures on property and equipment of $1.6 million.

The following table provides a summary of our cash flow for the years ended December 31, 2008, 2009 and 2010, and the six months ended June 30, 2010 and 2011 (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Net cash used in operating activities	$(5,577)	$(7,796)	$(12,123)	$(5,222)	$(6,681)
Net cash (used by) provided by investing activities	2,288	6,153	(9,627)	(2,820)	(25,642)
Net cash provided by (used in) financing activities	525	(280)	34,613	14,031	23,610

Net increase (decrease) in cash	$(2,764)	$(1,923)	$12,863	$5,989	$(8,713)

Sources and Uses of Capital

From 1998 to 2006, we operated as a research and development organization advancing our technology platform and our expertise in metabolism and metabolic modeling across a range of applications in industrial and medical biotechnology. During this period, we funded our operations primarily through collaborative research agreements, government grants and licenses of our proprietary software to academic and research institutions. In 2007, we shifted our business strategy to licensing our proprietary software technology platform to customers to using our technology platform to create processes to enable our industry partners to produce chemicals. As of December 31, 2007, we had cash, cash equivalents and marketable securities of $18.5 million. From January 1, 2008 through June 30, 2011, we financed our operations using our existing cash balance and through the receipt of aggregate net proceeds of approximately $64.8 million, primarily from the following sources:

•	net proceeds from the issuance of convertible preferred stock of $58.7 million;

•	revenues from government grants of $2.3 million;

•	revenues from collaborative research and development agreements of $2.1 million; and

•	revenues from customers under licensing and software use agreements of $1.7 million.

During the period from January 1, 2008 through June 30, 2011, we used an aggregate of $32.2 million of cash to fund our operations and $5.2 million for the purchase of capital expenditures. Our cash used in operations was $5.6 million, $7.8 million and $12.1 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $6.7 million for the six months ended June 30, 2011. Our cash used for capital expenditures was $1.1 million, $0.5 million and $2.0 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $1.6 million for the six months ended June 30, 2011.

As of June 30, 2011, we had cash, cash equivalents and marketable securities of $39.3 million, and notes and capital lease obligations of $0.2 million. As of June 30, 2011, we also had an equipment line of credit in place under which we can finance up to $4.0 million of equipment purchases made through December 31, 2011. Amounts borrowed would be required to be repaid over a 42-month period at an interest rate of prime plus 4.75% (subject to a minimum interest rate of 8.0%), plus an end of term payment equal to 6% of amounts financed for equipment and 10% of amounts financed for software, freight, installation and similar items. As of June 30, 2011, we had not borrowed any amounts under this equipment line of credit.

Since our inception, we have incurred significant net losses. As of June 30, 2011, we had an accumulated deficit of $43.5 million. We expect to continue to incur significant net losses in the future and expect our operating losses to continue to increase as we continue our scale-up activities for BDO, expand our research and development activities, support the potential commercialization activities of our production processes, and expand general and administrative capabilities to support our growing operations and transition to a public company. We are unable to predict the extent of any future losses or when we will be profitable, if at all. In addition, we currently plan to make capital expenditures of approximately $1.0 to $3.0 million to purchase equipment for which we will retain ownership in order to enhance the capabilities of the demonstration plant we are jointly operating with our partner, Tate & Lyle, plus we plan to make additional capital expenditures to expand our research and development capabilities. We may also participate in the construction costs to build commercial-scale plants along with our partners and expect to make capital contributions in some cases to the construction of early commercial-scale plants. In some instances, our capital contributions may be significant. However, we are unable to estimate our share of the contribution, if any, to such total capital expenditures at this time.

We believe our existing cash, cash equivalents and marketable securities will be sufficient to fund our operations for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. In addition, we may elect to raise additional funds within this period of time through equity or debt financing arrangements or collaborations. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors” elsewhere in this prospectus. We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all. If we raise additional funds by issuing equity and/or convertible debt securities, dilution to our existing stockholders will result. If we raise additional financing by the incurrence of indebtedness, we would be subject to increased fixed payment obligations and could also be subject to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to obtain additional funds, we will have to reduce our operating costs, which will cause a delay or reduction in our technology development and commercialization programs.

Six Months Ended June 30, 2010 and 2011

Cash Flows from Operating Activities

Our cash used in operating activities for the six months ended June 30, 2010 of $5.2 million was due to a net loss of $6.4 million, partially offset by non-cash charges for depreciation and stock-based expense in the aggregate amount of $0.4 million. Net change in our operating assets and liabilities increased cash flow from operations by $0.8 million primarily due to an increase in accounts payable and accrued liabilities related to timing of expenditures and cash payments.

Our cash used in operating activities for the six months ended June 30, 2011 of $6.7 million was due to a net loss of $9.1 million, partially offset by non-cash charges for depreciation and stock-based expense in the aggregate amount of $0.7 million. Net change in our operating assets and liabilities increased cash flow from operations by $1.5 million primarily as a result of cash collected in 2011 under our Waste Management joint development agreement and an increase in accounts payable and accrued liabilities related to timing of expenditure and cash payments.

Cash Flows from Investing Activities

Our cash used in investing activities for the six months ended June 30, 2010 of $2.8 million was due primarily to capital expenditures of $1.2 million from equipment purchases largely to expand our research and development capabilities. Net purchases in marketable securities in this six-month period were $1.6 million.

Our cash used in investing activities for the six months ended June 30, 2011 of $25.6 million was due primarily to net purchases of marketable securities of $24.0 million and capital expenditures of $1.6 million primarily from equipment purchases to expand our research and development capabilities.

Cash Flows from Financing Activities

Our cash provided from financing activities for the six months ended June 30, 2010 of $14.0 million was due primarily to net proceeds of $14.1 million from the issuance of 14.5 million shares of our Series C convertible preferred stock at a price of $1.035 per share.

Our cash provided from financing activities for the six months ended June 30, 2011 of $23.6 million was due primarily to net proceeds of $23.6 million from the issuance of 12.9 million shares of our Series C-1 convertible preferred stock at a price of $1.8402 per share.

Years Ended December 31, 2008, 2009 and 2010

Cash Flows from Operating Activities

Our cash used in operating activities for the year ended December 31, 2008 of $5.6 million was due to a net loss of $5.9 million, partially offset by non-cash charges for depreciation and stock-based expense in the aggregate amount of $0.4 million.

Our cash used in operating activities for the year ended December 31, 2009 of $7.8 million was due to a net loss of $9.0 million, partially offset by non-cash charges for depreciation and stock-based expense in the aggregate amount of $0.6 million. Net changes in our operating assets and liabilities increased cash flow from operations by $0.6 million, primarily due to an increase in accounts payable and accrued liabilities related to timing of expenditures and cash payments.

Our cash used in operating activities for the year ended December 31, 2010 of $12.1 million was due to a net loss of $14.1 million, partially offset by non-cash charges for depreciation and stock-based expense in the aggregate amount of $1.0 million. Net changes in our operating assets and liabilities increased cash flow from operations by $1.0 million, primarily due to timing of expenditures and cash payments.

Cash Flows from Investing Activities

Our cash provided from investing activities for the year ended December 31, 2008 of $2.3 million was due primarily to net maturities of marketable securities of $3.6 million, partially offset by capital expenditures of $1.1 million primarily from equipment purchases to expand our research and development capabilities.

Our cash provided from investing activities for the year ended December 31, 2009 of $6.2 million was due primarily to net maturities of marketable securities of $6.7 million, partially offset by capital expenditures of $0.5 million primarily from equipment purchases to expand our research and development capabilities.

Our cash used in investing activities for the year ended December 31, 2010 of $9.6 million was due primarily to net purchases of marketable securities of $7.7 million and capital expenditures of $2.0 million primarily from equipment purchases to expand our research and development capabilities.

Cash Flows from Financing Activities

Our cash provided from financing activities for the year ended December 31, 2008 of $0.5 million was due primarily to net proceeds of $0.4 million from the issuance of 0.3 million shares of our Series B convertible preferred stock at a price of $1.4967 per share. An additional $0.2 million was received from the exercise of stock options, most of which were exercised in advance of being vested.

Our cash used in financing activities for the year ended December 31, 2009 of $0.3 million was due primarily to $0.1 million of payments on capital leases and $0.2 million paid to repurchase unvested stock options originally exercised in 2008 upon termination of a prior executive.

Our cash provided from financing activities for the year ended December 31, 2010 of $34.6 million was due primarily to net proceeds of $14.1 million from the issuance of 14.5 million shares of our Series C convertible preferred stock at a price of $1.035 per share, and net proceeds of $20.6 million from the issuance of 11.5 million shares of our Series C-1 convertible preferred stock at a price of $1.8402 per share.

Contractual Obligations

The following table provides a summary of our contractual obligations as of December 31, 2010 (in thousands):

	2011	2012	2013	2014	2015 and Beyond	Total
Principal payments on capital lease obligations	$77	$41	$41	$9	$—	$168
Interest payments on capital lease obligations	11	6	3	—	—	20
Payments under operating lease obligations	750	774	793	473	—	2,790

Total	$838	$821	$837	$482	$—	$2,978

The following table provides a summary of our contractual obligations as of June 30, 2011 (in thousands):

	Remainder 2011	2012	2013	2014	2015 and Beyond	Total
Principal payments on capital lease obligations	$35	$47	$47	$9	$—	$138
Interest payments on capital lease obligations	4	5	3	—	—	12
Payments under operating lease obligations	343	862	883	905	539	3,532
Purchase obligations	1,100	—	—	—	—	1,100

Total	$1,482	$914	$933	$914	$539	$4,782

This table does not reflect the portion of expenses that we expect to incur during 2011 under a grant that is a sub-award from the University of Massachusetts which provides reimbursement to us for up to $0.5 million of a total of $0.6 million of expenses for research activities under this grant. In addition, this table does not reflect the portion of expenses that we expect to incur under a grant that we were selected to receive from the U.S. Department of Energy in June 2011. This grant provides reimbursement to us for up to $5.0 million of a total of $6.25 million of research expenses to develop processes for the production of BDO from cellulosic biomass.

Off-Balance Sheet Arrangements

During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, we did not have any off-balance sheet arrangements, as such term is defined under SEC rules. Off-balance sheet arrangements include relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for purposes of facilitating financing transactions that are not required to be reflected on our balance sheets.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and debt obligations to the extent we decide to finance future purchases under our available equipment line of credit. We generally invest our available cash balance in investments with short maturities with high credit ratings. Accordingly, our interest income fluctuates with changes in short-term interest rates. As of June 30, 2011, our investment portfolio consisted primarily of money market funds, U.S. government agency notes and debt, corporate debt and commercial paper. All of our marketable securities are highly liquid investments. Due to the short-term nature of our marketable securities, our exposure to interest rate is minimal. As of June 30, 2011, we have not borrowed any amounts under our available equipment line of credit.

Foreign Currency Risk

Our operations are currently conducted solely in the United States. We expect to expand internationally, in particular in connection with our planned BDO commercialization efforts in Europe and Asia. As we expand internationally, our results of operations and cash flows may become subject to fluctuations due to changes in foreign currency exchange rates. In periods when the U.S. dollar declines in value as compared to the foreign currencies in which we incur expenses, our foreign-currency based expenses will increase when translated into U.S. dollars. In addition, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our production processes or the chemicals produced using our processes outside the United States. To date, our foreign currency risk has been minimal and we have not historically hedged our foreign currency risk; however, we may consider doing so in the future.

Commodity Price Risk

Our exposure to market risk for changes in commodity prices currently relates primarily to our purchases of conventional sugar feedstocks. We have not historically hedged the price volatility of conventional sugar feedstocks, though we may consider doing so in the future.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2009-13, Revenue Recognition: Multiple Deliverable Revenue Arrangements, which changes the accounting for arrangements with multiple deliverables. Specifically, arrangement consideration is allocated to its deliverables based on their relative selling prices. The new standard also eliminates the use of the residual method of revenue recognition. The standard is effective for arrangements entered into or significantly modified in fiscal years beginning after June 15, 2010. The adoption of this guidance did not have a material impact our financial statements.

In October 2009, the FASB issued ASU No. 2009-14, Software: Certain Revenue Arrangements That Include Software Elements, which changes revenue recognition for tangible products containing software and hardware elements. Specifically, revenue arrangements involving tangible products with software elements that are essential to the functionality of the products are scoped out of existing software revenue recognition accounting guidance and will be accounted for under these new accounting standards. The standard is effective for arrangements entered into or significantly modified in fiscal years beginning after June 15, 2010. The adoption of this guidance did not have a material impact on our financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements, which requires new disclosures for fair value measures and provides clarification for existing disclosure requirements. Specifically, this amendment requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements, and to describe the reasons for the transfers. It requires disclosure about purchases, sales, issuances and settlements in the reconciliation for Level 3 fair value measurements which use significant unobservable inputs. It also clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosure about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The updated guidance is effective for reporting periods beginning after December 15, 2009, except for the disclosures regarding the reconciliation of Level III fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on our financial statements.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition—Milestone Method, which provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition. Certain development, licensing arrangements and similar transactions include payment provisions whereby a portion or all of the consideration is contingent upon the successful completion of milestones. The amendments in these standards provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. The standard is effective for fiscal periods beginning after June 15, 2010, and applies to milestones achieved on or after that time. The adoption of this guidance did not have a material impact on our financial statements.

In April 2011, the FASB issued ASU, No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, to improve the comparability of fair value measurements disclosed in financial statements prepared under U.S. GAAP and International Financial Reporting Standards. The ASU does not require any additional fair value measurements, but clarifies definitions and enhances disclosures, especially around Level 3 fair value measurements. The standard is effective for fiscal years beginning after December 15, 2011. We do not expect the adoption of this standard to have a material impact on our financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, updating ASC Topic 220, Comprehensive Income. Under this ASU, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance eliminates the current option to present other comprehensive income and its components in our statements of convertible preferred stock and stockholders’ equity (deficit). This guidance does not change the components that are recognized in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. This standard is effective for fiscal years, and interim periods beginning after December 15, 2011, and is to be applied retrospectively. Our statements of operations and other comprehensive income (loss) present other comprehensive income in accordance with this guidance and no impact on our financial statements is expected from the adoption of this standard.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. The carrying amounts of assets and liabilities that are not readily apparent from other sources are based on historical experience and assumptions we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results could differ from those estimates. We believe the following accounting policies involve significant areas of judgment and estimate by management in the preparation of our financial statements.

Revenue Recognition

We currently recognize revenues from collaborative research agreements, government grants and software licenses. We recognize revenue when all the following are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed or determinable, and (4) collectability is reasonably assured. For multiple deliverable agreements entered into after December 31, 2010, consideration is allocated at the inception of the agreement to all deliverables based on their relative selling price. The relative selling price for each deliverable is determined using vendor specific objective evidence, or VSOE, of selling price or third-party evidence of selling price if VSOE does not exist. If neither VSOE nor third-party evidence of selling price exists, we use our best estimate of the selling price for the deliverable.

If sales arrangements contain multiple elements, we evaluate whether the components of each arrangement represent separate units of accounting. If they do contain separate units of accounting, revenue recognition standards require management to estimate the fair value of each individual element and whether it is separable from the other elements of the contract. Appropriate revenue recognition criteria are then applied to each unit of accounting. We have determined that all of our revenue arrangements for the years ended December 31, 2008, 2009 and 2010, and the six months ended June 30, 2011, contain one unit of accounting.

For each source of our revenue, we apply the above revenue recognition criteria in the following manner:

Collaborative Research Agreements

We recognize revenues from collaborative research agreements as the services are performed. Our collaborative research agreements in place as of June 30, 2011 provide for upfront payments pertaining to the subsequent completion of work by us. The upfront payment is proportionate to the expected amount of effort for each stage. Accordingly, we defer the upfront payment and recognize revenue equal to the proportion of work completed to date compared to the expected total effort to complete the stage. If our estimate of the total expected effort to complete the stage is incorrect, the amount of revenue we recognized to date may differ from actual results as they become known. For example, if the effort to complete a stage is greater than what was estimated at any given period, then the revenue recognized to date as of that period would be overstated and future periods would be understated. We frequently analyze our estimates and judgments and adjust accordingly.

In the event we enter into collaborative research agreements which provide for milestone payments deemed to be substantial and at risk at the inception of the contract, such milestone payment would be recognized as revenue when and if the milestone is achieved and to the extent the milestone is considered collectible. Collaborative research agreements may also contain arrangements under which we receive payment on a periodic basis based on the actual costs incurred, plus a profit. In these arrangements, we recognize revenue as the work is incurred to the extent payment is considered collectible.

Government Grants

Our government grants, or sub-awards from institutions that have received government grants, provide for cost reimbursement for certain types of research and development expenditures over a contractually defined period. We recognize revenue from government grants in the period in which the related costs are incurred, provided the conditions under which the government grants was awarded have been met and only perfunctory obligations are outstanding.

License Revenue

We license our proprietary SimPheny software to academic and research institutions generally over a one-year term. The license agreements provide for support, maintenance and upgrades, if available, over the license term. We generally receive payment for the services upfront, which we defer and recognize as revenue on a straight-line basis over the license term to the extent payment is considered collectible.

Impairment of Long-Lived Assets

We assess impairment of our long-lived assets, which include property and equipment, on at least an annual basis and test long-lived assets for recoverability when circumstances indicate that their carrying amount may not be recoverable. Events which could trigger a review include significant decreases in the market price of the asset, significant adverse changes in the business climate or legal factors, accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset, current period and a history of cash flow or operating losses or expected losses associated with the use of the asset, or expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Recoverability is assessed based on the fair value of the asset, which is calculated as the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized in the statements of operations when the carrying amount is determined to be not recoverable and exceeds fair value.

We make estimates and judgments about future undiscounted cash flows and fair values. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flow attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated cash flows could be reduced significantly in the future. As a result, the carrying amounts of our long-lived assets could be reduced through impairment charges in the future.

Convertible Preferred Stock Warrant Liability

We classify freestanding warrants to purchase shares of our convertible preferred stock as liabilities on our balance sheets because the warrants are exercisable into preferred stock that is redeemable under terms that are not under our control. The fair value of the warrants are remeasured each balance sheet date, with the change in fair value recognized as a component of interest and other income (expense). We estimate the fair value of these warrants using a binomial valuation model which uses a number of assumptions including: the remaining term of the warrant, the expected price volatility of the underlying stock over this remaining term, and an appropriate discount rate. These assumptions are highly judgmental and could differ significantly in the future.

In June 2011 we issued a convertible preferred stock warrant in conjunction with our $4.0 million equipment line of credit. As of June 30, 2011, the fair value of this warrant has not changed materially from the date of issuance. However, the remeasurement of this warrant to fair value in future periods may have a more significant impact on our statements of operations. For instance, if our preferred stock price increases, the value of the warrant also increases and we would record the change in fair value to interest and other expense. We will continue to record adjustments to the fair value of the warrants until they are exercised, converted into warrants to purchase common stock or expire. At such time, the warrants will no longer be remeasured at each balance sheet date and the then-current fair value of the warrant will be reclassified from liabilities to common stock.

Stock-Based Expense

We recognize stock-based expense for share-based awards granted to employees, members of our board of directors and consultants. Substantially all of our stock-based expense is due to stock options as opposed to other types of stock-based instruments.

Stock-based expense for awards granted to employees and directors is based on the grant date estimated fair value, which we determine using the Black-Scholes option pricing model. The grant date fair value is amortized on a straight-line basis over the requisite service period of the award to the extent such award is probable of being earned. The requisite service period is generally the vesting period of the award.

Expense from shared-based awards granted to consultants is based on the fair value of the awards as they vest, which we determine using the Black-Scholes option pricing model. The fair value of the unvested portion of the awards is remeasured each reporting period and is recognized over the expected service period to the extent the award is probable of being earned. There is inherent uncertainty in these estimates and if different assumptions are used, the fair value of the equity instruments issued to consultants could have been significantly different.

Significant Factors and Assumptions in Determining Fair Value of Stock-Based Awards

We estimate the fair value of our stock options using the Black-Scholes option pricing model, which uses a number of assumptions, including the risk-free interest rate, expected term of the stock options, expected price volatility of the underlying stock over this remaining term and expected dividend yield. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for a zero coupon U.S. Treasury note with a maturity that approximately equals the option’s expected term. We calculate the expected term of employee and director stock options based on a formula driven approach prescribed in Staff Accounting Bulletin No. 110 because we do not have ample relevant historical data to assess our stock option behavior. Our expected volatility is derived from the historical volatilities of several unrelated public companies within our industry over a period of time equal to the expected term of our options because we do not have any trading history to use for calculating the volatility of our own common stock. Our expected dividend yield is assumed to be zero since we have not paid any dividends, nor do we anticipate paying any dividends on our common stock in the foreseeable future. In addition, the amount of stock option expense we recognize in our statements of operations includes an estimate of stock option forfeitures. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors.

The fair value of employee and director stock options was estimated on the date of grant for the years ended December 31, 2008, 2009 and 2010, and the six months ended June 30, 2010 and 2011, using the following assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Risk-free interest rate	3.0 – 4.5%	1.5 – 3.3%	1.9 – 3.0%	2.97%	1.7 – 2.5%
Expected term (years)	6.1 to 8.0	5.0 to 8.0	6.1	6.1	5.3 to 8.0
Expected volatility	65%	65%	65%	65%	65%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%

Each of these assumptions is subjective and requires significant judgment. Grant date fair values for options granted in the future may change significantly depending on changes in these assumptions, especially as we establish volatility estimates based on our own stock price trading history, and to the extent the fair value of our common stock increases for future grants. An increase in volatility or an increase in the expected term for our stock options would result in higher future grant date fair values, resulting in an increase in future stock-based expense.

We grant our stock options at an exercise price equal to the then-determined estimated fair value of the underlying common stock by our board of directors on the date of grant. In conjunction with this initial public offering and with the benefit of hindsight, we reassessed the fair value of the underlying common stock related to certain of our stock option grants. The following table summarizes our stock option grants from January 2010 through the date of this prospectus, including the reassessed fair value of the underlying common stock:

Option Grant Date	Number of Shares Underlying Options Granted	Exercise Price Per Share	Fair Value of Underlying Stock Per Share	Intrinsic Value Per Share
June 9, 2010	2,189,000	$0.18	$0.18	$—
July 23, 2010	50,000	0.18	0.18	—
September 10, 2010	860,500	0.18	0.18	—
March 11, 2011	649,000	0.33	0.33	—
June 10, 2011	2,962,200	0.33	0.43	0.10
July 29, 2011	1,703,500	1.80	1.80	—

The fair values of the common stock underlying our stock options have historically been determined by our board of directors with input from management. In the absence of a public trading market for our common stock, our board of directors determined the fair value of the common stock utilizing methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, our board of directors considered numerous objective and subjective factors including:

•	the prices of our convertible preferred stock sold to outside investors in arm’s-length transactions;

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	the lack of an active public market for our common and convertible preferred stock;

•	the likelihood of achieving a liquidity event such as an initial public offering or sale of our company;

•	valuations performed by independent valuation advisors using the methodologies described below;

•	the execution of strategic agreements;

•	the status and risk of our production process development programs;

•	our actual and projected operating and financial performance;

•	hiring of key personnel;

•	our stage of development;

•	the performance of comparable public companies in our industry;

•	trends and developments in the bio-based chemical industry; and

•	macro-economic events such as trends in the overall stock market and economy.

As noted above, in determining or confirming the grant date fair value of our common stock, our board of directors considered common stock valuations performed by independent outside valuation advisors as of August 31, 2008, March 1, 2010, February 22, 2011 and July 22, 2011. Using these valuations, and the other factors described above, our board of directors made the following estimates of fair value of our common stock as of the date of stock option grants through the date of this prospectus.

Valuation Date	Fair Value Per Share
August 31, 2008	$0.25
March 1, 2010	0.18
February 22, 2011	0.33
July 22, 2011	1.80

The valuations that our board of directors considered in determining the fair value of our common stock from August 31, 2008 through February 22, 2011 were based on the estimated aggregate enterprise value at the valuation date using the implied equity value from our convertible preferred stock financings, as the probability of a sale or merger occurring in the foreseeable future were deemed to be highly uncertain. In order to arrive at the fair value of our common stock, the enterprise value of our company was allocated to the shares of convertible preferred stock, shares of common stock and stock options using an option pricing methodology. The option pricing method treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference and accumulated dividends at the time of a liquidity event such as a merger or acquisition, or an initial public offering. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. The exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The option pricing method uses the Black-Scholes option pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities. The anticipated timing of a liquidity event utilized in these valuations was based on then-current plans and estimates of our board of directors and management regarding a liquidity event. The aggregate value of the common stock derived from the option pricing method was then divided by the number of shares of common stock outstanding to arrive at the per share value. A discount for lack of marketability was applied to reflect the increased risk arising from the inability to readily sell the shares. This approach is consistent with the methods outlined in the AICPA Practice Guide.

The common stock valuation as of August 31, 2008 was performed approximately one year after our Series B convertible preferred stock sold during September 2007 at a price of $1.4967 per share to several venture capital firms, including new investors. The valuation also included our business progress and external factors.

The common stock valuation as of March 1, 2010 was performed commensurate with the sale of shares of our Series C convertible preferred stock sold during January 2010 at a price of $1.035 per share to several venture capital firms, including new investors. The price per share and the terms of the Series C convertible preferred stock offering were the result of negotiations between us and the Series C investors.

The common stock valuation as of February 22, 2011, was performed commensurate with the sale of shares of our Series C-1 convertible preferred stock from December 2010 through April 2011 at a price of $1.8402 per share to several venture capital firms, industry partners, and new investors. The price per share and terms of the Series C-1 convertible preferred stock offering were the result of negotiations between us and the Series C-1 investors.

Commencing in July 2011, the valuations that our board of directors considered in determining the fair value of our common stock were based on the market approach and the income approach to estimate our aggregate enterprise value at each valuation date. The market approach measures the value of a company through the analysis of recent sales of comparable companies. Consideration is given to the financial condition and operating performance of the company being valued relative to those of publicly traded companies operating in the same or similar lines of business. When choosing the comparable companies to be used for the market approach, we focused on companies in our industry. Some of the specific criteria used to select comparable companies within this industry include the business description, business size, projected growth, financial condition and historical earnings. The income approach measures the value of a company as the present value of its future economic benefits by applying an appropriate risk-adjusted discount rate to expected future cash flows. We prepared a financial forecast to be used in the computation of the enterprise value for both the market approach and the income approach. The financial forecasts took into account our past experience and future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate.

These contemporaneous valuations used three equity allocation scenarios to derive our common stock fair value as follows: (1) a sale or merger scenario, (2) an initial public offering scenario and (3) remaining private. Under the scenarios, we used an options-based methodology for allocating the estimated aggregate value to each of our securities using the Black-Scholes option-pricing model. Each of the aggregate values of the common stock derived from the option pricing models was then divided by the number of shares of common stock outstanding to arrive at a per share value. A discount for lack of marketability was applied to reflect the increased risk arising from the inability to readily sell the shares.

There is inherent uncertainty in these estimates and if we had made different assumptions than those described above, the fair value of the underlying common stock and amount of our stock-based expense, net loss and net loss per share amounts would have differed.

Discussion of Specific Valuation Inputs

The stock options we granted from January 2010 through August 23, 2011 had exercise prices ranging from $0.18 to $1.80 per share. The fair value of our underlying common stock had changed over this period based on a number of factors which are summarized below:

•

March 1, 2010 Valuation. In January 2010, we completed our Series C convertible preferred stock financing at a price of $1.035 per preferred share. This financing involved significant participation by outside investors who purchased in an arm’s length transaction. In March 2010, we commenced production of pilot-scale fermentation batches of BDO and also hired our Vice President of Operations. Our board of directors considered these events to be significant value-generating events. Our board of directors assessed the fair value of our common stock as of March 1, 2010 to be $0.18 per share, based in part on a valuation analysis as of the same date obtained from an independent third-party valuation specialist, as well as the recently completed preferred stock financing (with rights, privileges and preferences superior to our common stock) and in anticipation of the other developments described above.

•

June 9, 2010 Grant. On June 9, 2010, we granted stock options with an exercise price of $0.18 per share, which was the fair value of the underlying common stock at that time as determined by our board of directors. The board determined that no significant internal or external value-generating events had taken place between the March 1, 2010 valuation and the date of this stock option grant.

•

July 23, 2010 Grant. On July 23, 2010, we granted stock options with an exercise price of $0.18 per share, which was the fair value of the underlying common stock at that time as determined by our board of directors. The board determined that no significant internal or external value-generating events had taken place since their last fair value determination on June 9, 2010.

•

September 10, 2010 Grant. On September 10, 2010, we granted stock options with an exercise price of $0.18 per share in conjunction with the appointment of our then Chairman of our board of directors to our Chief Business Development Officer and Executive Chairman of our board of directors. The board determined that no significant internal or external value-generating events had taken place since their last fair value determination on July 23, 2010.

•

February 22, 2011 Valuation. In December 2010, in conjunction with entering into a joint development agreement with Waste Management for the production of a particular intermediate chemical from syngas, we completed the first closing of our Series C-1 convertible preferred stock financing at a price of $1.8402 per preferred share. This financing involved significant participation by outside investors who purchased in an arm’s length transaction. In February 2011, we enabled the production of PBT from renewable feedstocks using BDO produced from our process. Our board of directors considered these events to be significant value-generating events. On February 14, 2011, we entered into a non-binding memorandum of understanding with M&G regarding a proposed partnering arrangement for the development and commercialization of certain target chemicals from sugars from cellulose biomass using our process technology. Our board of directors assessed the fair value of our common stock as of February 22, 2011 to be $0.33 per share, based in part on a valuation analysis as of the same date obtained from an independent third-party valuation specialist, as well as a consideration of the recently completed preferred stock financing (with rights, privileges as preferences superior to our common stock). We continued to complete additional closings of our Series C-1 convertible preferred stock financing through April 2011.

•

March 11, 2011 Grant. On March 11, 2011, we granted stock options with an exercise price of $0.33 per share, which was the fair value of the underlying common stock at that time as determined by our board of directors. The board determined that no significant internal or external value-generating events had taken place between the February 22, 2011 valuation and the date of this stock option grant. As stated above, the Series C-1 convertible preferred stock was sold before and after this option grant date at the same price per preferred share to outside investors in arm’s length transactions. We believe this is further indicia that it was appropriate to come to the same fair valuation determination as of February 22, 2011 and March 11, 2011.

•

June 10, 2011 Grant. On March 15, 2011, we entered into a joint development agreement with Tate & Lyle to scale up our BDO production process to demonstration-scale size fermentation batches. On April 15, 2011, we entered into a joint development agreement with Chemtex to develop a process for producing BDO from sugars from cellulosic biomass feedstocks. On April 28, 2011, we entered into a non-binding memorandum of understanding with Mitsubishi Chemical which outlines multiple potential areas for collaboration, including the commercial production of BDO in Asia. On June 10, 2011, we granted stock options at $0.33 per share, which was the fair value at the time as determined by our board of directors. In conjunction with this initial public offering and with the benefit of hindsight, we reassessed the fair value of the underlying stock for these June 10, 2011 options for stock-based expense purposes, taking into consideration the developments described above. For stock-based expense purposes, the reassessed fair value of the stock options granted on June 10, 2011 was determined to be $0.43 per share.

•

July 22, 2011 Valuation. On June 10, 2011, the U.S. Department of Energy selected us for an award with a potential value of up to $5.0 million to develop processes for the production of BDO from sugars from cellulosic biomass. On June 15, 2011, we and our partner, Tate & Lyle, successfully produced BDO at demonstration scale using our processes at a plant located at an industrial site owned by Tate & Lyle. On June 17, 2011, we signed a non-binding letter of intent with Novamont for the commercial production of BDO in Europe. On June 20, 2011, we were awarded the EPA Presidential Green Chemistry Challenge Award, considered by many to be the industry’s top award. On July 18, 2011, we hired our Executive Vice President and Chief Financial Officer. In addition, our recent significant business developments, especially our critical BDO production achievement at demonstration scale, coupled with favorable capital markets conditions, resulted in our having the opportunity to start the initial public offering process and plan an initial public offering organizational meeting held later that month. Our board of directors considered these events to be very significant value-generating events. Our board of directors assessed the fair value of our common stock as of July 22, 2011 to be $1.80 per share, based in part on a valuation analysis as of the same date obtained from an independent third-party valuation specialist, as well as the other developments described above.

•

July 29, 2011 Grant. On July 29, 2011, we granted stock options with an exercise price of $1.80 per share, which was the fair value of the underlying common stock at that time as determined by our board of directors. The board determined that no significant internal or external value-generating events had taken place between the July 22, 2011 valuation and the date of this stock option grant.

Income Taxes

We are subject to federal income taxes in the United States and state income taxes in California which we determine using estimates. We use the liability method of accounting for income taxes, whereby deferred tax assets or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. We recognize a valuation allowance against our net deferred tax assets if it is more likely than not that some portion of the deferred tax assets will not be fully realizable. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. As of December 31, 2010, we had a full valuation allowance against all of our deferred tax assets.

Effective January 1, 2007, we adopted Accounting Standards Codification, or ASC, 740-10 to account for uncertain tax positions. As of December 31, 2008, 2009 and 2010, we had no significant uncertain tax positions requiring recognition in our financial statements. We do not expect the total amounts of unrecognized income tax benefits will significantly increase or decrease in the next 12 months.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (1) the factors underlying the sustainability assertion have changed and (2) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

INDUSTRY OVERVIEW

Overview

The global chemical market is a $3.0 trillion industry and enables the production of approximately 95% of all manufactured goods. Through chemical reactions, chemical manufacturing processes convert feedstocks into basic and intermediate chemicals which are further processed into higher-value products. Feedstocks are the most basic of starting materials for chemical production. Organic chemicals, or those containing carbon atoms, comprise the majority of chemical products and are typically derived from carbon sources in feedstocks such as crude oil, natural gas or coal. Organic chemicals can also be produced from renewable carbon sources in feedstocks such as plant-derived matter and municipal solid waste, which are key inputs in sustainable bio-based chemical manufacturing processes. Basic and intermediate chemicals, along with inorganic chemicals, fertilizers and other derivatives and basic industrials, account for up to 37% of total industry revenue, or $1.1 trillion, the largest segment of the industry. The following graphic shows the conventional chemical industry value chain:

The chemical industry is a mature industry with established chemical production processes that have been optimized and improved over time. Accordingly, it has become increasingly challenging to achieve significant cost improvements. Key factors that impact basic and intermediate chemicals companies’ profitability and value include feedstock and raw material costs and access, conversion costs, capital costs and geographic location of assets.

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Feedstock and raw material costs and access. Feedstock and raw materials can comprise up to 60% of the cost of production. As a result, chemical companies must focus on procuring the lowest cost feedstocks and raw materials to have competitive cost positions. Volatility in these costs has become a critical issue to manage as it can lead to unpredictable profitability and cash flow. In addition, the limited availability of these materials has constrained producers’ ability to deliver product to their customers at certain times. Within the last few years, for example, limited supplies of raw materials, such as butadiene, have disrupted large segments of the industry by causing chemical companies to shut down production of downstream chemicals and finished products due to the lack of these raw materials.

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Conversion costs. The conversion costs of feedstocks and raw materials into finished products are a key cost driver which is driven by process technologies. Companies develop or license process technologies depending on their capabilities and resources. Their objective is to utilize low-cost processes that drive greater product yield, faster conversion, lower energy usage and lower separation costs, among other factors. Key competitive advantages can be gained by securing a low-cost position in the industry, especially in the face of recent increasing feedstock and raw material costs and volatility.

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Capital costs. A driver of return on capital for the chemical industry is the cost of facilities per pound of product produced, or capital intensity. Different process technologies require differing capital intensities. In addition, the minimum size of a facility will determine the minimum capital needed to address the required step change of supply in the industry. In general, a facility will need to be of a significant scale to be cost competitive given the need to spread manufacturing costs over a set fixed cost basis. As a result of this need, the industry requires large amounts of capital and long lead times for construction of capacity. In addition, the large step increase of capacity from the construction of these large facilities historically has caused oversupply situations to develop, thereby leading to low industry utilizations, cyclicality in the industry and lower profits as margins fall.

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Location of asset base. The location of a facility is important because shipping costs and availability of feedstocks and raw materials are regional in nature. A producer typically desires to be close to input materials to lower their costs and better secure feedstock supply. In addition, being close to customers is critical to deliver lower cost chemical products on a more reliable basis. For example, in North America, as a result of lower natural gas prices relative to crude oil, the chemical industry is building new capacity for the first time in many years.

Two chemicals that have been impacted by these key factors while facing growing demand in various geographies are BDO and butadiene.

1,4-Butanediol (BDO) Market

BDO is an intermediate chemical used in the production of everyday products such as athletic apparel (spandex), running shoes (urethane foams), and electronics and automotive applications (engineering thermoplastics). BDO is a colorless, non-corrosive, low-toxicity liquid with a high boiling point. According to the most recently available data from IHS, the global BDO demand in 2009 was 2.8 billion pounds, which equates to a market size of approximately $4 billion based on June 2011 prices.

Supply is concentrated, with the top four global suppliers (BASF, Dairen Chemical, LyondellBasell and ISP) together accounting for 58% of global capacity in 2010. Worldwide BDO consumption is expected to rise at a 5.1% compound annual growth rate from 2009 to 2014, with similar growth rates for the United States and Western Europe, and demand in China rising the most, at 9.8% average growth per year. Currently, approximately two-thirds of BDO produced worldwide is “captive,” meaning it is consumed by the producing company in the generation of a finished chemical product. The remaining third is sold on the open “merchant” market.

Five main processes are currently used commercially in the world to manufacture BDO, all of which utilize chemistry and chemical catalysis to convert a range of fossil-fuel feedstocks into BDO. The following table summarizes world BDO capacity by process. Since first being produced in the 1930s in Germany, a series of new process technologies have been developed that use a range of different feedstocks to find alternative ways to produce BDO to overcome barriers to entry and enable new entrants into the market.

Petrochemical BDO Process	Primary Raw Material	Pounds (in millions)	% of Total
Reppe Process	acetylene	1,859	48%
Allyl Alcohol Process	propylene, propylene oxide	959	25%
Huntsman-Davy Process	n-butane	592	15%
Butadiene-Acetic Acid Process	butadiene	306	8%
GEMINOX Process	n-butane	139	4%

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Reppe Process. The Reppe process has been the primary manufacturing process for the production of BDO, particularly in the United States and Western Europe. Commercialized in the 1940s by BASF, it remained the only process for producing BDO until the late 1970s. The primary feedstock for this process is acetylene, which is generally limited in supply and increasing in costs. Acetylene can be produced primarily from coal or methane (natural gas). This is a multi-step process and is the most energy intensive of all the petrochemical process technologies for making BDO.

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Butadiene–Acetic Acid Process. This process, developed and first used in the late 1970s by Mitsubishi Chemical, involves the reaction of butadiene with acetic acid and oxygen. Normally, tetrahydrofuran, or THF, is coproduced with BDO in this process. It is a three step chemical conversion. With the high cost of butadiene, this process has become less competitive.

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Allyl Alcohol Process. In the late 1980s, ARCO Chemical Company, or Arco, now LyondellBasell, developed a new multi-step chemical process to make BDO from C3 feedstocks, namely propylene oxide. A similar process is employed by Dairen Chemical in Asia but it utilizes propylene as a feedstock rather than propylene oxide.

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Huntsman-Davy Process. Developed in the early 1990s by Davy Process Technology, this process converts maleic anhydride into BDO. Using a Huntsman process n-butane can be converted into maleic anhydride to feed the Davy process. This process has been exclusively commercialized in Asia and the Middle East. In addition to BDO, the Davy process results in the production of THF, and gamma-butyrolactone, or GBL, as a co-product.

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GEMINOX Process. Developed in the late 1990s by BP p.l.c./Lurgi GmbH, this process converts n-butane to maleic acid in a fluidized bed process which is then converted to BDO in a multi step process. There is one plant that uses this technology which is located in the United States and operated by ISP.

The table below shows world BDO capacity of the top five producers, as of July 2010:

Company	Annual Capacity (pounds in millions)	Process / Raw Material	Geographic Regions of Production
BASF	919	Reppe / acetylene	North America, Europe, Asia (1)
Dairen Chemical	564	Allyl Alcohol / propylene	Asia
LyondellBasell	397	Allyl Alcohol / propylene oxide	North America, Europe
ISP	359	GEMINOX / n-butane Reppe / acetylene	North America, Europe
INVISTA	240	Reppe / acetylene	North America

(1)	Via joint ventures.

Once produced, BDO is incorporated directly into polymers and a number of derivative chemical products. These include:

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Tetrahydrofuran, or THF. BDO is converted into THF, a derivative chemical product. The majority of THF is used in the production of polytetramethylene ether glycol (PTMEG), which has applications in polyurethane elastomeric fibers (e.g., spandex). THF’s other uses include manufacturing solvent for cements and coatings, and reaction solvent in the production of pharmaceuticals. THF accounted for approximately 49% of global BDO consumption in 2009, according to IHS.

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Polybutylene Terephthalate, or PBT. BDO is directly incorporated into PBT polymers. PBT is a compounded polymer, or plastic, used in the automotive, electrical and appliance industries. PBT is also compatible with several other thermoplastics which enable a compounder to tailor a polymer alloy to an end-user’s specifications. Current applications of PBT include automotive front and rear fascia, bumpers, fenders and spoilers. PBT accounted for approximately 24% of global BDO consumption in 2009.

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Gamma-butyrolactone, or GBL. BDO is converted into GBL, a derivative chemical product. Applications of GBL include use as a solvent in lube oil extraction and electronic applications, use in the production of cosmetics and hairsprays, and miscellaneous applications such as process aids in beverage clarification. This end-use derivative accounted for approximately 14% of global BDO consumption in 2009.

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Polyesters in Polyurethane Applications. BDO is directly incorporated into these materials, which are formulated into urethane elastomers with excellent oil, chemical and ultraviolet resistance and good mechanical properties over a broad temperature range, as well as high flexibility and abrasion resistance. Applications of urethane elastomers that incorporate BDO include footwear, electrical enclosures, recreation equipment and furniture. Polyesters in polyurethane applications accounted for approximately 9% of global BDO consumption in 2009.

The cost to produce BDO is highly dependent on the prices of the feedstock used, including fossil fuels such as crude oil and natural gas. The prices of these feedstocks are cyclical and volatile, and there has recently been significant volatility in the price of crude oil, as reflected in the chart below.

Butadiene Market

Butadiene is a precursor to certain intermediate chemicals, including BDO, however, its primary use is for direct incorporation into polymers, which are used in the production of a variety of products, such as tires, carpeting and latex products. It is a colorless gas at room temperature and is extremely hazardous due to its high flammability. While butadiene is most commonly used as a co-polymer in styrene butadiene rubber for vehicle tires, it is also used in basic plastics and other rubber products such as polybutadiene rubber, also for vehicle tires. According to Nexant, the global butadiene demand in 2011 is forecasted to be over 20 billion pounds, which equates to a market size of approximately $40 billion based on June 2011 prices.

The United States currently represents the largest global supplier by nation with 35% of total capacity, followed by Europe (18%), China (14%), Japan (12%) and other Asian nations (18%), with the 2% balance made up by the rest of the world. Supply is fragmented, with the top ten producers, all large chemical and energy companies, such as Shell Chemicals Limited, ExxonMobil Corporation and TPC Group Inc., accounting for 46% of global supply, and no one supplier providing more than 8% of global supply.

Approximately 97% of global butadiene output is generated as a co-product of steam-cracking heavy hydrocarbon feedstocks to produce ethylene in ethylene cracking operations. As crude oil has become relatively more expensive than natural gas, many ethylene cracking operations are using lighter natural gas feedstocks to earn higher margins, leading to significantly lower quantities of C3 and C4 chemicals and rising prices. The amount of butadiene produced depends in large part on the volume of ethylene production, the feedstocks employed and the steam-cracking intensity. A small amount of butadiene is also made in several different dehydration and ethanol production processes. The following table depicts the light feedstocks (ethane, propane and n-butane) and heavy feedstocks (naphthas, atmospheric gas oil and vacuum gas oil) that go into ethylene cracking and the cracking severity, feedstock/ethylene yield ratio and butadiene/ethylene yield ratio.

Yields of Coproduct Butadiene from Ethylene Production(1)
Feedstock	Cracking Severity	Pounds of Feedstock Per Pound of Ethylene	Pounds of Butadiene Per 100 Pounds of Ethylene
Ethane	High	1.24	2.5
Propane	Medium to high	2.18-2.67	7.2
n-Butane	High	2.65	8.7
Naphthas(2)	Medium to high	2.60-3.77	13.6
Atmospheric Gas Oil	Medium to high	3.60-4.09	17.6
Vacuum Gas Oil	Medium	4.24-4.44	26.2

(1)	Data are representative of coproduct butadiene output from an ethylene plant with a capacity of one billion pounds per year when feeding one feedstock at high severity conditions. Ethane and propane recycle to extinction is assumed for all feedstock categories.

(2)	The wide ranges for this category are because of the following factors: naphtha is not uniformly defined and the average carbon chain length of the contained hydrocarbons may vary significantly; and producers employ different cracking severity (temperature and residence time) depending on desired product mix.

Specific uses of butadiene include the following:

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Styrene butadiene rubber, or SBR. SBR is used almost entirely in tires, with consumption affected by trends in the size, type and quality of tires demanded by consumers. SBR is also used in industrial hoses and belting and neoprene wet suits, and accounted for 27% of global butadiene demand in 2009.

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Butadiene rubber, or BR. Also known as polybutadiene rubber, BR is synthetic rubber used in tires and as an impact modifier in polystyrene. Other uses are as industrial products such as conveyor belts, hoses, seals and gaskets and adhesives. BR accounted for 27% of global butadiene demand in 2009.

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Acrylonitrile-butadiene-styrene, or ABS. ABS is a high-volume engineering polymer favored for its strength, wear resistance and finish. It is widely used in automotive applications, housings for electrical appliances, various household products, and engineering polymers and alloys or blends. ABS accounted for 13% of global butadiene demand in 2009.

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Styrene butadiene latex, or SBL. SBL is consumed primarily in the carpet backings and paper coating industries. It is also used in fabrics, shoes and foam products, and in the construction industry as an adhesive for concrete, cement and mortar. SBL accounted for 10% of global butadiene demand in 2009.

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Other applications. Butadiene is also converted into derivative chemicals, such as hexamethylenediamine (HMDA, a monomer for nylon), nitrile/neoprene rubber, BDO / THF, sulfolane (a solvent used for aromatics extraction) and several other elastomers, rubbers and intermediates.

Butadiene consumption is tied to a great extent to tire consumption. Growth is expected to be especially high in China as automobile demand is growing significantly.

The price of butadiene generally follows crude oil prices. The feedstock of choice in ethylene production is increasingly ethane, which produces little butadiene co-product relative to that produced by naphtha, which is a derivative of crude oil and another major ethylene feedstock. This is expected to continue to create constrained supply and result in prices facing continued upward pressure and volatility. The chart below shows the U.S. market prices of butadiene from 1996 to 2010 and underscores its volatile market dynamics.

BUSINESS

Overview

Our Company

We are a technology leader for the global chemical industry. We deliver new, transformative manufacturing processes that enable our partners to produce intermediate and basic chemicals from renewable feedstocks. Intermediate and basic chemicals serve as the basis for making substantially all of the products that make modern life possible, and our processes enable the production of the exact same chemicals that are at the core of the chemical industry. Our processes are designed to deliver better economics with enhanced sustainability and a smaller environmental footprint than conventional petroleum-based manufacturing processes. Our proprietary biotechnology platform allows us to create fermentation-based manufacturing processes and to engineer the enabling microorganisms that drive the efficient conversion of renewable feedstocks into numerous existing high-volume intermediate and basic chemicals. We are developing a pipeline of manufacturing processes for the production of these chemicals, including our first target chemical, butanediol, or BDO, and our second target chemical, butadiene. A key element of our strategy is to partner with industry leaders through a combination of joint venture and licensing arrangements in order to accelerate the broad and rapid commercial utilization of our production processes. Through this approach, we expect the first commercial-scale BDO plant that utilizes our processes to begin high-volume production by the end of 2012.

Technology Platform

We harness biotechnology to develop manufacturing processes that can convert multiple renewable feedstocks into numerous existing chemicals that meet industry specifications for large, well-defined established markets. Our technology platform combines predictive computational modeling with advanced laboratory technology and process engineering in a uniquely integrated approach to develop highly efficient biologically driven manufacturing processes faster than traditional process development methods. Our platform is designed to identify the most efficient biochemical pathways and select the most effective microorganisms to convert feedstocks into target chemicals, leading to optimal process technologies developed in a capital-efficient manner. In June 2011, we received the U.S. Environmental Protection Agency, or EPA, Presidential Green Chemistry Challenge Award for our technology platform’s ability to enable the “Production of High-Volume Chemicals from Renewable Feedstocks at Lower Cost.” Our intellectual property currently targets processes to produce over 20 intermediate and basic chemicals, including BDO and butadiene. As of August 15, 2011, we owned or had licensed rights to 23 issued patents and 206 pending patent applications in the United States and in various foreign jurisdictions, in addition to our trade secrets and other intellectual property rights.

Manufacturing Processes

We expect our process technologies to enable economically advantaged production of target chemicals, considering both capital and operating costs, relative to conventional petroleum-based processes run at chemical manufacturing plants throughout the world. We believe that plants using our production processes will offer three primary economic advantages relative to conventional plants: lower capital costs per pound of chemical product for similar-sized plants, lower production costs for similar-sized plants and the ability to cost-effectively operate plants at a smaller scale. Our manufacturing processes are also designed to deliver enhanced sustainability and a reduced environmental footprint versus conventional approaches. Based on performance achieved at laboratory, pilot and demonstration scale, we believe our first manufacturing process for BDO will be economically advantaged at commercial scale as compared to conventional petroleum-based production processes. Our initial BDO production process will use conventional sugars, such as sucrose from sugarcane or sugar beets, and dextrose from corn or cassava. We expect our economic advantage to continue to improve over time as a result of process technology improvements and our anticipated ability to utilize other renewable feedstocks projected to have even lower costs, such as sugars from cellulosic biomass and synthesis gas, or syngas, from municipal solid waste.

Commercialization Strategy

To drive rapid and parallel commercialization of multiple plants for each of our target chemicals, our approach is to partner with industry leaders through a combination of joint venture and licensing arrangements. In general, for each joint venture arrangement we will agree to contribute the value of our technology on a non-exclusive basis to a commercial venture formed for the production of a target chemical. In return, the other parties to these arrangements will agree to provide a significant portion of the capital required to construct the production plants along with relevant expertise necessary to operate the plants, and in many cases will also provide other competitive advantages such as guaranteed product off-take or feedstock supply. We and our partners will then agree to share the earnings of the ventures. We believe this commercialization strategy will allow for the rapid and parallel deployment of multiple plants for each of our target chemicals. In lieu of this joint venture approach or as a follow-on to our initial joint ventures, we may employ licensing arrangements to accelerate commercialization of our manufacturing process for certain target chemicals.

Renewable Feedstocks

We have demonstrated our ability to produce multiple chemicals from a variety of renewable feedstocks, including various conventional sugars and sugars from cellulosic biomass using our proprietary microorganisms and processes. We believe providing this flexibility in feedstocks will enable further reductions in production costs and offer the best match of available feedstocks for a given geography. We have developed strategic relationships with companies such as Tate & Lyle Ingredients Americas, Inc., or Tate & Lyle, for dextrose sugar, Gruppo Mossi & Ghisolfi, or M&G, for sugars from cellulosic biomass, and WM Organic Growth, Inc., or Waste Management, for syngas, to accelerate development and time-to-market for our process solutions that use these renewable feedstocks.

Initial Target Chemicals

Our first manufacturing process targets BDO, an intermediate chemical used in everyday products that include athletic apparel, running shoes, electronics and automobiles. According to the most recently available data from research firm IHS Inc., or IHS, the global BDO demand in 2009 was 2.8 billion pounds, which equates to a market size of approximately $4 billion based on June 2011 prices. Our process has been producing BDO from dextrose sugar at demonstration scale since June 2011 at a plant located at an industrial site owned by our partner, Tate & Lyle. Our second manufacturing process targets butadiene, a basic chemical used in a variety of other everyday products such as tires, carpeting and latex products. According to the research firm Nexant, Inc., or Nexant, the global butadiene demand in 2011 is forecasted to be over 20 billion pounds, which equates to a market size of approximately $40 billion based on June 2011 prices. In August 2011, we announced that we had successfully produced pound quantities of butadiene made from renewable feedstocks. We are also developing a pipeline of sustainable processes to enable production of many other intermediate and basic chemicals that, like BDO and butadiene, have large, well-defined established markets. By targeting the production of the exact same intermediate and basic chemicals that are at the core of the chemical industry, we can significantly reduce our market risk compared to the risks associated with approaches that target new or substitute bio-based chemicals and materials, which require significant market application development and validation.

We expect the first commercial-scale BDO plant that utilizes our process to produce approximately 40 million pounds of BDO per year in an industrial plant in Europe that is owned and operated by one of our industry partners, Novamont S.p.A., or Novamont, with whom we have entered into a non-binding letter of intent. Our goal is for this plant to begin production by the end of 2012 and for larger commercial-scale BDO plants owned and operated together with our industry partners in the United States, Europe and Asia to begin high-volume production in 2014 and 2015. We are jointly operating a plant with our partner Tate & Lyle at demonstration scale, with the potential for commercial-scale production with Tate & Lyle in North America pursuant to a contemplated joint venture agreement. In addition, we have entered into a non-binding memorandum of understanding with Mitsubishi Chemical Corporation, or Mitsubishi Chemical, pursuant to which we agreed in principle to a joint venture in Asia for the production of BDO using our process technology.

We expect that BDO plants using our process will typically produce 100 to 130 million pounds of BDO per year, though individual plants may be smaller or larger depending on factors such as regional supply and demand and market dynamics. Our objective is to enter into multiple similar arrangements with partners to rapidly grow the commercial production of butadiene and other target chemicals.

Challenges Facing the Chemical Industry

Because the production of approximately 95% of all manufactured goods is enabled by chemicals, the challenges facing the chemical industry directly affect consumers and the global economy. These challenges impact chemical manufacturers and companies dependent on chemicals to make downstream products and materials, and include:

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Dependence on Fossil-Fuel Feedstocks with Volatile Pricing. Nearly all intermediate and basic chemicals are made today from fossil-fuel feedstocks, such as crude oil, natural gas and coal. The chemical industry’s reliance on these feedstocks leads to significant price volatility in input costs, large swings in earnings and difficulty in forecasting future performance.

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Increasing Scarcity and Rising Price of C3 and C4 Chemicals. Chemicals with three carbon atoms, or C3 chemicals, such as propylene, and chemicals with four carbon atoms, or C4 chemicals, such as BDO and butadiene, are most commonly derived from heavier fossil-fuel feedstocks, such as crude oil. Basic chemicals like propylene and butadiene are produced as a by-product of the ethylene cracking process. Recently, there has been increased availability of natural gas, especially in North America, and the spread between the price of crude oil and natural gas has grown. As crude oil has become relatively more expensive than natural gas, many ethylene cracking operations are now using lighter natural gas feedstocks to earn higher margins. This has led to significantly lower quantities of C3 and C4 chemicals and rising prices, in the midst of rising demand. We believe this trend will continue for the foreseeable future.

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Cyclicality From Supply-Demand Imbalances Due to Increasingly Larger-Scale Manufacturing. To achieve production economies of scale, the chemical industry has historically and increasingly built large-scale manufacturing plants. These plants have typically required hundreds of millions of dollars in capital to build, with some basic chemical plants requiring billions of dollars in capital and four to five years of construction time. Given the significant investment required and the extended lead times for construction of such large plants, the chemical industry has historically struggled to accurately time its capacity expansion programs, which has contributed to supply and demand imbalances and the cyclical nature of the industry.

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Consumer Demand for Greater Sustainability. We believe that many consumers, as well as manufacturers and the retailers that serve them, are increasingly interested in the environmental consequences of their purchases. Accordingly, we believe this increased demand for more sustainable products and materials results in increasing pressure on chemical makers to produce chemicals with a smaller environmental footprint.

Our Solution

We believe our technology addresses the challenges facing the chemical industry as follows:

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Enables Renewable Feedstock Flexibility to Reduce Volatility. Our processes enable production of the exact same chemicals as petroleum-based processes using a range of renewable feedstocks rather than fossil-fuel feedstocks. We believe this will provide our partners greater feedstock flexibility, leading to lower and more consistent cost of inputs. We believe this is true not only of sugars from agricultural feedstocks, like corn, sugar beets, sugarcane and cassava, but also for other renewable feedstocks, such as sugars from cellulosic biomass and syngas from municipal solid waste, which can be sourced in a manner that may reduce commodity pricing risk.

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Increases Long-Term Supply of C3 and C4 Chemicals. We believe our technology will provide the chemical industry with an entirely different way to cost-effectively produce high-volume C3 and C4 chemicals that will reduce the long-term supply challenges and pricing volatility associated with the use of fossil-fuel feedstocks for their production. As a result, we believe we will be a strategically important potential partner to companies that produce or rely upon C3 or C4 chemicals. Further, because our processes produce the exact same intermediate and basic chemicals with better economics, we believe we are a better alternative for the industry and one which may allow our partners to lower their production costs.

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Enables Smaller-Scale Production Plants with Better Economics. We expect that chemical production plants built to use our processes will provide superior capital efficiencies and lower operating costs compared to conventional petroleum-based chemical plants. In addition, the smaller the production capacity of the production plant, the more we expect our relative capital advantage to increase compared to conventional plants of the same size. We expect these increased efficiencies and reduced capital intensity to enable us to build economically advantaged production plants at a smaller scale than conventional production plants. We believe these characteristics will allow our partners to more quickly, cost effectively and precisely match supply and demand with lower capital requirements.

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Results in More Sustainable Products. Because our processes use renewable feedstocks, have lower greenhouse gas emissions and use less energy, the downstream products ultimately derived from our processes should have a smaller environmental footprint than products manufactured using chemicals made from conventional petroleum-based manufacturing processes. For example, we believe our first BDO production process will result in approximately 70% less CO2 emissions and use up to 60% less energy than conventional petroleum-based manufacturing processes.

Our Competitive Strengths

We believe the following combination of capabilities and strengths distinguishes us from our potential competitors:

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Differentiated Proprietary Biotechnology Platform Targeting Exact Same Chemicals. We have developed a proprietary biotechnology platform that lets us create multiple processes for numerous existing high-volume chemicals quickly. From an early stage, our platform’s capabilities were both extended and validated in projects with industry leaders and over 30 research grants from federal government funding agencies. Our technology platform facilitates the renewable feedstocks-based production of the exact same high-volume chemicals that are currently produced using fossil-fuel feedstocks. By exact same chemicals, we mean that the chemicals produced by our processes meet the same industry specifications and have the same chemical structure as those produced by conventional petroleum-based processes. We believe producing the exact same chemicals, which can be mixed with petroleum-based chemicals if desired, will reduce sole sourcing concerns and facilitate relatively fast vendor qualification and integration of those chemicals into standard purchasing cycles. Our platform has been a key driver in developing what we believe to be market-leading economics for our BDO production process in an accelerated timeframe. Based on the capabilities of our platform, we were awarded the 2011 EPA Presidential Green Chemistry Challenge Award for the “Production of High- Volume Chemicals from Renewable Feedstocks at Lower Cost.” The 2010 winners in our category were BASF Corporation, or BASF, teamed with The Dow Chemical Company, or Dow. We believe we will be able to continue to rapidly develop and deliver multiple processes for numerous chemicals using our platform in a capital-efficient manner.

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Cost-Advantaged Production. We believe chemical production plants designed to use our production processes will cost less to build and operate and will have better economics at smaller scales than similar-sized conventional production plants. We estimate that a BDO production plant designed to use our process will cost 30% to 60% less to build than a similar-sized plant using the primary conventional competing process. Furthermore, we believe our renewable feedstock inputs and processes will result in significantly lower production costs than conventional petroleum-based manufacturing alternatives. We expect these cost advantages to increase over time given long-term fossil-fuel feedstock projected price increases, coupled with potential improvements in our processes and our planned introduction over time of the use of projected lower cost feedstocks, such as sugars from cellulosic biomass and syngas from municipal solid waste.

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Partnerships with Industry Leaders. As a result of our biotechnology platform and our ability to deliver a sustainable, economically-advantaged solution for the production of chemicals using a broad range of renewable feedstocks as inputs to our processes, we have been able to attract key industry partners in our markets. For example, we are operating the first demonstration-scale BDO-production plant that uses renewable feedstocks in partnership with Tate & Lyle in the United States with the potential for commercial-scale production in North America pursuant to a contemplated joint venture agreement. We currently also have a non-binding memorandum of understanding with Mitsubishi Chemical and a non-binding letter of intent with Novamont for the commercial production of BDO in Asia and Europe, respectively. In addition to our BDO-focused partnering arrangements, we have established partnering arrangements to accelerate the potential use of additional renewable feedstocks. For example, we have partnered with M&G and intend to integrate their proprietary process to convert cellulosic biomass into fermentable sugars with our proprietary process to convert those sugars into chemicals. Further, we have partnered with Waste Management for the conversion of syngas to chemicals with a particular focus on syngas that can be generated from municipal solid waste.

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Capital Efficiency. We believe that the relatively lower cost of building plants designed to use our processes, coupled with our partnering strategy and future licensing arrangements will allow us to accelerate the commercialization of our production processes using substantially less of our capital than if we were to pursue a model to build, own and operate these production plants ourselves. We expect this to provide us with greater business flexibility to deploy multiple manufacturing processes for numerous target chemicals in parallel. Additionally, with our proprietary technology platform, we believe these processes can be designed, developed and scaled in a more rapid timeframe and in a less resource-intensive manner than conventional approaches.

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Significant Feedstock Flexibility. We believe the ability to produce intermediate and basic chemicals from multiple renewable feedstocks, such as conventional sugars, sugars from cellulosic biomass, or syngas from a variety of sources, will provide us and our partners with significant business flexibility. We expect our process technology will allow us and our partners to achieve better economics in part as a result of a more diversified set of feedstock options compared to the fossil-fuel feedstocks used in conventional petroleum-based manufacturing processes.

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Intellectual Property Position. As of August 15, 2011, we owned or had licensed rights to 23 issued patents and 206 pending patent applications in the United States and in various foreign jurisdictions, in addition to our trade secrets and other intellectual property rights. These issued patents and pending patent applications cover not only the chemical production processes that we are developing or may pursue in the future, but also certain of the underlying technologies used to develop our processes.

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Management Team with Extensive Industry Experience. Our management team brings over 100 years of combined operations, technology, partnering and licensing experience in the chemical and other technology industries, including at large global chemical companies such as Dow, E.I. du Pont de Nemours and Company, or DuPont, International Specialty Products, Inc., or ISP, and LyondellBasell Industries N.V., or LyondellBasell. In addition, members of our management team have significant biotechnology experience and have been deeply involved in the development, scale-up and commercialization of numerous bio-based products at both growth-stage and well-established companies.

Our Strategy

Our strategy is to drive transformation of the chemical industry by enabling global production of a wide range of intermediate and basic chemicals using renewable feedstocks to enable greater profitability and sustainability for the industry. The key elements of our strategy include:

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Focus on Intermediate and Basic Chemicals. We target multiple intermediate and basic chemicals, each of which has an existing market in the billions to tens of billions of dollars per year. Our initial focus has been to commercialize our processes for intermediate chemicals, and we are now leveraging our technology platform to pursue in parallel the commercialization of processes for higher-volume basic chemicals, as well as additional intermediate chemicals.

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Execute on the Global Commercialization of our BDO Process. We intend to use a selective approach to partnering and establish joint ventures for the production of our first target chemical, BDO, in major markets, including North America, Europe and Asia. By employing a joint venture-based model, we intend to leverage our industry partners to reach consumers of major downstream applications of BDO.

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Leverage our Technology Platform to Create Multiple Chemical Production Processes. With our proprietary biotechnology platform and intellectual property base, we plan to develop production processes targeting other chemicals in addition to BDO, including our second target chemical, butadiene. Our intellectual property currently targets processes to produce over 20 intermediate and basic chemicals. We apply a rigorous internal process for assessing and prioritizing opportunities on an ongoing basis, taking into consideration factors such as market size and growth, market structure, technology considerations, intellectual property, competitive environment, pricing and, in some cases, the active support or opportunity for funded development from market leaders for a chemical product coupled with their potential commercialization commitments.

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Partner with Industry Leaders to Accelerate Commercialization. We intend to partner with industry leaders across entire product supply chains to accelerate development and commercialization of our production processes in a capital-efficient manner. We believe this will allow for the rapid deployment of multiple production plants, while allowing us to develop multiple process technologies in parallel. Generally, we seek to commercialize our manufacturing processes by pursuing joint ventures. In lieu of this joint venture approach or as a follow-on to our initial joint ventures, we may employ licensing arrangements to accelerate commercialization of our manufacturing processes. We believe this strategy element will allow us to grow quickly using less of our own capital and will generate higher earnings for us and our partners.

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Improve Margins by Introducing Lower Cost Feedstocks. We believe we can deliver attractive margins using conventional sugars as the feedstocks for our processes. In addition, we are developing the technology and processes to use feedstocks projected to have even lower costs, such as sugars from cellulosic biomass and syngas from municipal solid waste. These next generation feedstocks have the potential to further improve the margins realized using our processes, reduce feedstock price volatility and add increased global feedstock flexibility for us and our partners.

Our Approach

We intend to create, develop and deliver manufacturing processes that sustainably produce high-volume intermediate and basic chemicals on a commercial scale with better economics and a smaller environmental footprint than conventional petroleum-based processes. We have created an award-winning technology platform that harnesses biotechnology to engineer microorganisms that convert renewable feedstocks into target chemicals as a key part of our manufacturing processes. Leveraging our proprietary predictive modeling and computation, we first design processes to produce our target chemicals by discovering highly efficient biochemical pathways to make the chemical from specific feedstocks of interest and then use simulations designed to select the most effective microorganisms in which to implement those pathways. We then design the rest of the production process to ensure the chemical being generated will meet the industry specifications for product purity and performance at competitive production costs. Using our advanced laboratory technology and process engineering, tightly integrated with our computational technologies, we can rapidly prototype and develop a process in the laboratory that can then be scaled up to pilot, demonstration and commercial production. Our process engineering capabilities support this scale-up effort and lead to the generation of a Basic Engineering Package, or BEP, that provides the details for building commercial-scale manufacturing plants using our process technology. By partnering with industry leaders across product supply chains, we believe we can accelerate development and commercialization of our manufacturing processes in a capital-efficient manner that not only will allow us with our partners to deploy multiple target chemical production plants, but will also allow us to develop multiple process technologies in parallel.

The chemicals we choose to target are intermediate and basic chemicals that are at the core of the chemical industry, all with large, well-defined established markets and clear product specifications. Within this segment of chemicals, we prioritize our targets based on a combination of market, business and technical considerations. We do not target the production of new polymers or chemicals that do not already have large, well-defined established markets and that would require lengthy timelines to build such markets. Instead, we primarily target markets with existing chemical product demand of over two billion pounds per year. These markets are currently served by an established base of conventional chemical production companies whose operating costs serve as benchmarks for us to deliver cost-competitive process technologies from an entirely different class of feedstocks. Focusing on these large, well-defined established markets enables us to substantially reduce market risk and instead focus on our core competency of leveraging our technology platform to deliver economically advantaged and sustainable production processes.

We are enabling a range of renewable feedstocks for use in the manufacturing of numerous existing intermediate and basic chemicals, including conventional sugars, sugars from cellulosic biomass, and syngas from municipal solid waste. Our approach is to deliver flexibility in the choice of feedstocks. We continuously strive to lower the production costs for us and our industry partners through the introduction of lower cost raw materials and incremental process improvements. This flexibility is designed to enable the optimal choice of feedstock for further reductions in production cost.

The interplay between feedstocks, production processes, chemicals and our technology platform that drives innovation is shown below.

Our Initial Market Opportunities

We are focused on major intermediate and basic chemicals at the core of the $3.0 trillion global chemical market, and which serve as the starting point for production of most other major chemicals and materials. These chemicals have traditionally been produced using fossil-fuel feedstocks and their prices tend to closely follow crude oil prices. Intermediate and basic chemicals represent a major market opportunity in the global chemical industry, which along with inorganic chemicals, fertilizers and other derivatives and basic industrials, account for up to 37% of total revenue, or $1.1 trillion. The intermediate chemical segment is comprised of roughly 30 chemicals, each with an average market size of $9.2 billion. The basic chemical segment is comprised of seven basic chemicals, each with an average market size of $37.6 billion. We believe that we have identified a differentiated market opportunity to enable the production of many of these chemicals using our biotechnology to deliver better economics, enhanced sustainability and a reduced environmental footprint. Key features of this differentiated opportunity include:

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Intermediate and Basic Chemicals. The chemicals we choose to target are existing intermediate and basic chemicals that are at the core of the chemical industry, all with large, well-defined established markets in the billions to tens of billions of dollars per year. While we believe success in deploying our process for any one chemical would build a sizable business, we intend to pursue multiple chemical product markets. We have successfully applied our technology platform to the exploration of over 20 high-volume intermediate and basic chemicals and have discovered and defined pathways that can enable economic production of many of those chemicals through specially-engineered microorganisms and the use of renewable feedstocks.

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Exact Same Chemicals as Produced by Petroleum-Based Processes. Our processes enable the production of the exact same chemicals that meet the same specifications as those produced by conventional petroleum-based processes. By exact same chemicals, we mean that the chemicals produced by our processes meet the same industry specifications and have the same chemical structure as those produced by conventional petroleum-based processes. We believe producing the exact same chemicals, which can be mixed with petroleum-based chemicals if desired, will reduce vendor sole sourcing concerns and facilitate relatively fast vendor qualification and integration of those chemicals into standard purchasing cycles.

1,4-Butanediol (BDO)

Our first commercial manufacturing process targets BDO. We believe we are the only company currently producing BDO from renewable feedstocks at demonstration scale. BDO is an intermediate C4 chemical used in the production of everyday products, such as athletic apparel (spandex), running shoes (urethane foams), and electronics and automotive applications (engineering thermoplastics). According to IHS, worldwide BDO market demand in 2009 was approximately 2.8 billion pounds, which equates to a market size of approximately $4 billion based on June 2011 prices. We are currently producing BDO at demonstration scale and intend to begin high-volume production along with our partners by the end of 2012, with large-scale plants of 100 million pounds or greater in the United States, Europe and Asia projected to begin production in 2014 and 2015. Based on performance achieved at laboratory, pilot and demonstration scale, we believe our BDO manufacturing process would be economically advantaged at commercial scale as compared to conventional petroleum-based production processes. This is motivating our targeted initial commercialization of our BDO manufacturing process by the end of 2012. We have also identified potential approaches for greater margins in the future through feedstock diversification and improved process performance.

Butadiene

Our second commercial manufacturing process targets butadiene. Butadiene is a basic C4 chemical used in a variety of products, such as tires, carpeting and latex products. According to Nexant, the global butadiene demand in 2011 is forecasted to be over 20 billion pounds, which equates to a market size of approximately $40 billion based on June 2011 prices. As with BDO made using our process technology, this butadiene is the exact same chemical as the butadiene produced from conventional petroleum-based manufacturing processes. Though we are still at a relatively early stage in the development of our butadiene-production process technology, based on our technology platform and our current manufacturing processes, we believe our process technology will be able to economically produce butadiene on a commercial scale. As with BDO, we have also identified potential approaches for greater margins in the future through feedstock diversification and improved process performance for butadiene.

Other Intermediate and Basic Chemicals

Over 20 additional intermediate and basic chemicals are in our pipeline of potential manufacturing processes, allowing us to continually expand our market opportunities. We apply a rigorous process internally for assessing and prioritizing opportunities on an ongoing basis. Factors include market size and growth, market structure, technology considerations, intellectual property, competitive environment, pricing and, in some cases, the active support or opportunity for funded development from market leaders for a chemical product coupled with their potential commercialization commitments. Opportunities are managed and reviewed through an explicit stage-gate process, with specific criteria required to pass to the next stage of investment in process development activities.

Feedstocks

Feedstocks represent the most significant variable cost in petroleum-based chemical manufacturing. As we expect the cost of renewable feedstocks to have a similarly significant role in the production of chemicals using our processes, we have focused and continue to focus substantial effort in optimizing our technology to achieve the most cost-efficient use of a wide range of renewable feedstocks. We have substantial intellectual property, as well as key partnerships to address the three main categories of renewable feedstocks we are enabling in our production processes: conventional sugars, sugars from cellulosic biomass and syngas.

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Conventional Sugars. We expect to deliver better economics than conventional petroleum-based production plants for our initial BDO-production plants, which will be based on conventional sugars, such as sucrose from sugarcane or sugar beets, and dextrose from corn or cassava. We consider these to be conventional sugars, as they have well-established global supply chains with established pricing. For conventional sugars, we have partnered with Tate & Lyle in North America, which converts corn into dextrose sugar. Together with Tate & Lyle, we are producing BDO at a plant located at an industrial site owned by Tate & Lyle in Decatur, Illinois using dextrose sugar from their co-located commercial corn wet mill. Additionally, we have entered into a non-binding letter of intent with Novamont and a non-binding memorandum of understanding with Mitsubishi Chemicals for the production of BDO in Europe and Asia, respectively, and plan to use conventional sugar feedstocks from other supply partners in the production processes.

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Sugars From Cellulosic Biomass. We are developing a proprietary process for the production of BDO from sugars derived from herbaceous biomass, such as energy cane, switchgrass, miscanthus, corn stover, wheat straw and other plant matter. We have partnered with M&G, which operates a biomass plant in Rivalta, Italy at demonstration scale using the PROESA technology of their wholly-owned subsidiary, Chemtex Italia S.r.l., or Chemtex, for converting cellulosic biomass into fermentable sugars. Based on this demonstration, M&G is currently building one of the world’s largest cellulosic biorefineries in Crescentino, Italy, initially designed to convert cellulosic biomass into fermentable sugars and then into ethanol at a scale of over 100 million pounds per year. We are currently working with M&G to convert the existing demonstration plant in Rivalta to become what we expect will be the first biomass-to-chemicals demonstration plant for BDO by converting the biomass-derived sugars into BDO using our BDO manufacturing process. We expect to achieve this by the end of 2012. We expect to obtain exclusive rights to the use of PROESA technology for the production of BDO via any production process. In addition, in June 2011, we were selected for an award from the U.S. Department of Energy with a potential value of up to $5.0 million to develop processes for the production of BDO from cellulosic biomass.

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Syngas. We believe the ability to produce chemicals biologically from syngas as a feedstock represents potentially the most economically attractive production method, as syngas has the potential to be the least expensive feedstock for the carbon, oxygen and hydrogen needed to make organic chemicals. In December 2010, we entered into an agreement with Waste Management to collaborate on the development of processes to produce chemicals from syngas. Pursuant to this agreement, we will endeavor to create proprietary, specially-designed microorganisms and production processes to efficiently and economically convert syngas into certain chemical products, and Waste Management has agreed to provide significant funding for this collaboration.

Industry Partners

We are focused on being the technology leader for, and preferred partner to, major companies in the global chemical industry. These companies span the supply chain and include feedstock suppliers, current chemical producers, downstream chemical consumers and downstream producers of plastics, other materials and consumer goods. We believe our strategy of working with industry leaders will allow us to more rapidly commercialize our production processes and grow faster, more profitably and with lower capital needs than a “build-own-operate” model for the target chemicals that we pursue.

We intend to commercialize the chemicals made using our production processes through a combination of joint venture and licensing arrangements, which we believe will enable higher earnings with lower capital investments by us and lower ongoing costs. For most target chemicals, we currently expect initial partnering arrangements to take the form of joint ventures. In lieu of this joint venture approach or as a follow-on to our initial joint ventures, we may employ licensing arrangements to accelerate commercialization of our manufacturing process for target chemicals and processes. For joint ventures, we expect to contribute the value of our proprietary process technology, as well as capital in certain circumstances, to gain ownership in the venture, enabling us to share in the profits generated from the sales of the resulting chemicals produced with our processes. Our ownership stake in joint ventures will depend on factors that include the negotiated value of the license to our process technology for a production plant and our capital contribution. Our role in the joint venture will also vary, depending on the partner in the joint venture. For instance, we may partner with a company that purchases a majority of the chemical output of the plant, in which case our role in managing and placing product off-take is minimal, whereas in other circumstances we may drive the off-take relationships if we partner exclusively with a feedstock provider. In some instances our capital contributions may be significant. In the instances when we choose to invest capital, because we also contribute the value of our process technology, we would expect to receive a higher percentage of the earnings stream compared to the percentage of capital we contribute to the joint venture.

We believe the reduced amount of capital typically required of us will enable a substantially faster rollout of production plants designed to use our process technologies and that the speed at which these rollouts will be accomplished will therefore be tied largely to market demand and growth, our cost advantages and our speed in formalizing new ventures. Moreover, we have the flexibility to structure a wide range of agreements within this model to match the needs of different partners in different geographies.

We believe our strategy to enter into joint development agreements with industry partners enables us to accelerate the development and scale-up of manufacturing processes in our pipeline and our feedstock development strategy. These agreements have allowed us, and are expected in the future to allow us, to leverage capabilities and assets of potential commercialization partners and/or utilize increased financial resources available for the development of specific production processes in exchange for certain commercialization rights.

To date, we have announced the following relationships related to development, financing and production of chemicals using our production processes:

Partner	Feedstock(s)	Chemical(s)	Relationship
Tate & Lyle	Conventional sugar	BDO	•	Joint development agreement
			•	Jointly operate plant at demonstration scale, with the potential for commercial-scale production in North America pursuant to a contemplated joint venture agreement

			•	Tate & Lyle to supply dextrose sugar feedstock for initial commercial-scale plant in North America

Novamont	Conventional sugar and sugar from cellulosic biomass	BDO	• •

Letter of intent

Build first commercial-scale BDO industrial plant in Italy, with a capacity of approximately 40 million pounds per year, to begin production by the end of 2012; Novamont to provide all construction capital and consume all product off-take for captive use

			•	Potential to build second commercial-scale BDO plant in Italy, at substantially higher capacity to meet Novamont internal demand; Novamont to provide majority of construction capital and consume product off-take for captive use

Mitsubishi Chemical	Conventional sugar	BDO and undisclosed	• • • •	Memorandum of understanding Explore commercial production of BDO in Asia Explore production of additional chemicals Strategic investment in our company

M&G	Sugar from cellulosic biomass	Undisclosed	• •	Memorandum of understanding Explore production of additional chemicals

Chemtex	Sugar from cellulosic biomass	BDO	• •	Joint development agreement Develop integrated process for sugar from cellulosic biomass to BDO at demonstration scale
			•	Right to enter into exclusive license to use PROESA process for BDO production

Waste Management	Syngas	Undisclosed	• •	Joint development agreement Develop integrated process for syngas to a particular intermediate chemical

			•	Explore production of additional chemicals

			•	Strategic investment in our company

We believe that a broader range of companies are candidates to build production plants using our process technology as compared to conventional petroleum-based plants and to accelerate market demand:

Type of Partner	Strategic Value to Partner		Example
Chemical manufacturer	• • •	Reduce costs, improve profitability Diversify from crude oil/natural gas Provide differentiated, sustainable chemicals and downstream derivatives	Mitsubishi Chemical
Downstream chemical customer	• • • •

Develop additional source of supply in constrained market

Manage important inputs and price volatility

Reduce costs; improve profitability

Provide differentiated, sustainable downstream derivative products

Novamont
Feedstock supplier	•	Realize higher margins by participating in the manufacture and sale of higher value chemicals	Tate & Lyle

In addition, we are pursuing opportunities to partner with consumer product and brand manufacturers.

Our Technology Platform

The foundation underlying the development of our manufacturing processes is a proprietary platform consisting of a highly integrated collection of computational and advanced biotechnologies. This platform has been developed and advanced over ten years with the support of collaborations with global chemical companies and over 30 research grants from federal government funding agencies. Through the proprietary and integrated nature of this platform, we implement a new and differentiated paradigm for research and development: high throughput computational power to guide and inform highly focused and efficient testing and analysis. We refer to this as an integrated systems-based approach to metabolic engineering of microorganisms and the development of our manufacturing processes. The result is rapid prototyping of highly effective microorganisms and focused development of manufacturing processes to produce chemicals. We believe this approach yields faster product development cycles, reduced time to commercial-scale production, lower cost production and lower risk in the overall process. Moreover, our platform can be used to design processes starting from a broad range of input feedstocks to output chemicals using a variety of microorganisms and pathways designed from the start to optimize the production process with favorable economics.

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Virtually All Pathways to Chemicals. We have discovered and defined a large collection of biochemical pathways that enable economic production of existing intermediate and basic chemicals through microorganisms engineered to route renewable feedstocks through these pathways and transform them into the target chemical. We believe our broad intellectual property coverage on both the collection of technologies that comprise the platform and specific biochemical pathways, microorganisms and processes that target over 20 chemicals provides barriers to entry for potential competitors. With our computational technologies we can assess the use of a wide range of feedstocks to make numerous chemicals from a range of industrial microorganisms through virtually all possible pathways. This is part of our integrated approach to metabolic engineering.

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Range of Industrial Microorganisms. Once we select the pathways and microorganism to convert a given feedstock into a target chemical, we then use an integrated systems-based approach to genetically engineer a high-performance microorganism that redirects substantially all of its carbon and energy resources to maximize the production of a desired chemical. We have developed the capability to work with multiple microorganisms, which we believe allows us to choose the best host for producing a desired target chemical, regardless of whether the microorganism naturally produces the target chemical. The microorganism acts as a miniature biological factory or catalyst for the conversion of a feedstock to a chemical in a highly efficient manner. For example, our BDO production process has been enabled by our ability to engineer the first ever microorganisms to directly convert sugar into BDO. While our BDO production process uses a bacteria, Escherichia coli, or E. coli, our computational capabilities and laboratory setup have been designed and demonstrated to be effective with other microorganisms, including yeasts, which we use for certain other chemical targets that our processes are currently producing in the laboratory. Our microorganisms are then designed to produce industry-standard intermediate and basic chemicals with maximum yield and productivity.

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Large IP Portfolio. We believe that our underlying technology platform encompasses a substantial collection of intellectual property, which has created a significant differentiated competitive advantage. As of August 15, 2011, we owned or had licensed rights to 23 issued patents and 206 pending patent applications in the United States and in various foreign jurisdictions, in addition to our trade secrets and other intellectual property rights. Our intellectual property currently targets processes to produce over 20 intermediate and basic chemicals, including our first target chemical, BDO, and our second target chemical, butadiene.

Our technology platform consists of a highly integrated collection of predictive computational and advanced biotechnologies, as well as process engineering and rapid proof-of-concept prototyping. The output of using this platform is the design, development and scale-up of production processes to convert renewable feedstocks into intermediate and basic chemicals that meet industry specifications.

The foundation of our platform encompasses four major core competencies, where we leverage both proprietary technologies and modern state-of-the-art techniques:

•	Predictive Computational Modeling and Simulation of Metabolism—for computer-aided design and analysis

•	Advanced Biotechnology—for metabolic engineering and high throughput screening

•	Process Engineering—for product recovery and purification to meet industry specifications and to increase production efficiency

•	Rapid Proof-of-Concept Prototyping—for fast, iterative design and testing

Our key to successfully leveraging these core competencies lies in the tight integration of these technologies into a highly effective and efficient research and discovery engine, coupled with a custom-built laboratory information management system, or LIMS, for efficient data analysis and seamless information flow to connect advanced laboratory technology and computational capabilities. The result is a new integrated systems-based approach for metabolic engineering and the development of manufacturing processes.

Predictive Computational Modeling and Simulation of Metabolism

We have designed a suite of proprietary computational technologies that are central to our integrated approach. These technologies are the basis upon which our company was founded. Key to our technology platform is our SimPheny computational system, designed and developed internally. SimPheny contains a collection of software programs and algorithms that enable high throughput computational modeling and simulation and prediction of metabolism and cellular phenotypes. Using SimPheny, we have created a well-established collection of predictive models of the metabolism in different industrial microorganisms. The metabolism or metabolic network and pathways of a microorganism consist of thousands of genes, enzymes and biochemical reactions that convert substrates or nutrients such as sugar into the molecules and energy required for the microorganisms to grow and survive. In this way, metabolism is the engine inside living cells that leads to the production of all molecules, including the chemical structures we target. Using our models of these microorganisms and their metabolisms, we can evaluate and choose precise points in these metabolic networks to modify in order to channel resources toward the production of target chemicals. We can also determine how to engineer the microorganisms to more efficiently use the feedstocks we are targeting for use in our commercial production processes. We believe this leads to selection and optimization of the best microorganisms.

We have also developed a proprietary set of algorithms that can be used to identify virtually all of the possible biochemical pathways or series of reactions that can result in the production of a target chemical independent of the microorganism into which we insert the pathway. In most cases, the most efficient pathways for converting feedstock into a target chemical do not already exist in the microorganism of interest, or as a complete pathway in any known microorganism. In these cases, we can use our technology to identify nearly all of the pathways to make a target chemical and then screen them using our computer models of various microorganisms to prioritize the combination of pathways and microorganisms to implement them within. We believe this leads to selection and optimization of the most efficient pathways.

In addition to creating intellectual property by defining engineering designs prior to entering the laboratory, our computational technologies enable the continuous rapid analysis of data generated in the laboratory using modern high throughput analytical or “omics” technologies, thus facilitating decision-making, hypothesis-generation and accelerating timelines throughout a bioprocess engineering program. In addition, we have developed a custom LIMS to effectively manage, display and analyze large amounts of data in the context of our predictive models of each microorganism, which greatly facilitates decision-making, hypothesis-generation and accelerates timelines. We believe this total integrated approach to bioprocess and metabolic engineering is unique in the industry and a differentiating feature of our technology platform.

Advanced Experimental Biotechnology

Because our technology platform provides strong support for the design, modeling and ongoing tuning of our microorganisms and processes, it allows us to focus the efforts of our scientists on the best candidate microorganisms and specific bottlenecks in their metabolism, thereby improving our development time, improving our development result and lowering our costs. Within the laboratory, two important high throughput methods in our platform for engineering our bioprocesses are directed enzyme evolution and adaptive evolution. Directed enzyme evolution enables us to optimize each enzyme and reaction step in our pathways for chemical production, while adaptive evolution allows us to generate robust production microorganisms with the ability to tolerate industrial conditions and high levels of chemical products. Using these methods has helped our team of enzymologists, fermentation engineers, strain engineers, process engineers and support staff to drive the laboratory work to make our BDO production microorganisms and production processes commercially ready while also developing processes to produce new target chemicals.

Process Engineering

Our product is a complete production process. Much of the uniqueness of our production processes resides in the metabolic engineering of the microorganisms that convert feedstock into chemicals through fermentation. Achieving favorable production economics also involves designing the entire production process, including specific fermentation techniques, downstream product recovery and purification to produce chemical products that meets industry specifications. We have an experienced team of chemical process engineers with extensive experience in the development and scale-up of processes for the production of fermentation-derived chemicals as well as conventional petroleum-based processes that share commonalities in terms of equipment and downstream unit operations. Our process engineering capabilities also lead to the generation of a BEP that provides the specifications for building commercial-scale production plants using our technology, a key deliverable to our industry partners.

Rapid Proof-of-Concept Prototyping

Our computational technologies enable fast, iterative design and testing of data, thus facilitating experimental decision-making and accelerating timelines throughout a bioprocess engineering program. We believe this total integrated systems-based approach to metabolic and bioprocess engineering is unique in the industry and a differentiating feature of our technology platform.

Rapid analysis and interpretation of data using SimPheny provides information that immediately influences subsequent laboratory testing. We believe our directed enzyme evolution technologies, combined with our high throughput screening technologies, allow rapid optimization of pathway enzymes to accelerate the rate at which we can produce chemicals. Proprietary automated devices, which we refer to as “Evolution Machines,” are used for natural genetic evolution of the entire system to improve the health of the cell in the presence of large amounts of a chemical product. This iterative strain engineering approach based on rapid systems analysis is designed to provide optimized strains and bioprocesses with what we believe are best-in-industry productivity and timelines. For BDO, we used our integrated technology platform to engineer a strain of E. coli to produce BDO in pilot scale quantities in less than three years from the start of our technology development process.

Importantly, our collection of technologies allows us to design microorganisms and processes that, in many cases, allow for direct, single-step biological production of a desired chemical. In contrast to this single-step biological production process, many conventional processes require the production of a “platform” molecule, which then requires additional processing steps and often does not already have a large established market in place. We believe that direct production generally allows for greater efficiency, lower costs and lower capital investments and therefore is an important element of our economic advantage in BDO production.

Technology Accomplishments

We engineered the first microorganisms to produce BDO directly from sugars in less than six months from the start of our BDO program in September 2007. It then took approximately two and a half years to go from proof-of-concept to pilot-scale production, and only three months from signing an agreement with Tate & Lyle as a scale-up partner to begin production at demonstration scale in June 2011. As a result of this rapid development, initial commercial production of BDO using our process is planned to start by the end of 2012, less than five years from proof-of-concept.

We have achieved a number of technological milestones and have won significant industry awards, including the following:

•	In February 2008, we achieved proof-of-concept and accomplished the first direct biological production of BDO from renewable feedstocks.

•	In May 2009, we generated our first purified samples of BDO from our process at laboratory scale.

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In June 2010, we achieved our first pilot scale production of BDO at 3,000 liters with a contract manufacturer and generated samples of BDO, which were subsequently externally validated to meet commercial specifications.

•	In February 2011, we enabled the production of polybutylene terephthalate, or PBT, from renewable feedstocks using BDO produced from our process.

•	In May 2011, our work on BDO was the focus of a peer-reviewed article on direct, single-step, biological production of a major chemical, in the journal Nature Chemical Biology.

•	In June 2011, we and our partner, Tate & Lyle, successfully produced BDO at demonstration scale using our process at a plant located at an industrial site owned by Tate & Lyle.

•	In June 2011, we received the EPA Presidential Green Chemistry Challenge Award, considered by many to be the industry’s top award.

•	In June 2011, the U.S. Department of Energy selected us for an award with a potential value of up to $5.0 million to develop processes for the production of BDO from cellulosic biomass.

•	In August 2011, we successfully produced pound quantities of butadiene from renewable feedstocks.

EPA Presidential Green Chemistry Challenge Award

In June 2011, we were awarded the EPA Presidential Green Chemistry Challenge Award, considered by many to be the industry’s top award. The award recognizes technologies that have broad application while incorporating the principles of green chemistry. We were recognized in the broad category of “Greener Synthetic Pathways,” rather than in the EPA’s “Small Business Category.” The award recognized us and our technology platform for enabling “Production of High-Volume Chemicals from Renewable Feedstocks at Lower Cost.” The winning entry in our category in 2010 was a technology jointly developed by BASF and Dow. Previous winners include Eastman Chemical Company, Merck & Co, Inc., Archer Daniels Midland and Monsanto Company.

Our Production Process Technology

Our production processes are designed to enable lower capital expenditures and operating expenses relative to conventional petroleum-based manufacturing and to utilize engineered microorganisms developed using our technology platform. Specifically, we believe that chemical production plants designed to use our technology will be substantially less expensive to build than similar-sized petroleum-based plants. Further, we believe the production efficiency we intend to enable with renewable feedstocks will provide a substantial advantage in operating costs for our partners. Finally, we believe plants built to use our processes will have lower fixed costs than conventional plants. All our processes are designed to generate chemicals that meet industry specifications for purity and formulation.

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Lower Capital Investment. We estimate that a BDO-production plant designed to use our technology will cost 30% to 60% less to build than a similar-sized plant using the primary competing processes. Part of the reason for this is that our process is inherently simpler: it takes fewer processing steps than conventional petroleum-based manufacturing plants, most steps occur at or near ambient temperatures and pressures, and our processes generally use less energy. We believe this leads to reduced engineering costs, as well as fewer and less expensive major parts.

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Lower Operating Expense. The primary costs of producing chemicals at commercial scale are raw material and feedstock costs, energy, labor and maintenance costs. We believe our processes will have lower energy costs, lower maintenance costs and potentially lower feedstock costs, which together should provide a substantial advantage in operating costs. We further believe that we will maintain our competitive cost advantage even when comparing our total costs to those of conventional petroleum-based manufacturing plants that have been fully depreciated.

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Smaller Scale. We believe plants built to use our processes will have lower fixed costs than conventional plants. The high fixed costs of a conventional plant of any size means that small plants have a much higher capital expenditure per pound of output, making them uneconomical. In contrast, we believe that production plants designed to use our processes can be built more cost effectively at smaller scales than conventional petroleum-based manufacturing plants. We believe a reduction in scale will allow us and our partners to better meet incremental demand in the marketplace. Furthermore, we believe that enabling a reduction in scale will reduce the cost of capital required for our partners to produce target chemicals, which can broaden the base of customers for our manufacturing processes.

All of our processes involve fermentation combined with traditional downstream processing, utilize conventional equipment, and generate products with well-established handling practices. The resulting chemical products will be the exact same chemicals as those made through conventional petroleum-based processes and therefore deliver equal performance. Users of the chemical will not need to reformulate their products. We expect the qualification process to be relatively fast compared to testing a new chemical product, leading to more rapid market acceptance and generally reduced market risk.

We are furthest along in the development of our production process for BDO. This process involves a precisely engineered fermentation step where sugar feedstock is combined with water and other nutrients along with the engineered microorganism that directly converts sugar to BDO through its metabolism. This is followed by traditional cell separation to remove the microorganism, salt separation to remove the small amounts of salt that were in the fermentation media, and then the removal of water, followed by the purification of BDO through distillation. Our processes currently produce BDO that meets industry specifications. BDO produced using our process has no color when converted to polymers such as PBT, no reformulation is needed for downstream products and it can be mixed freely with BDO made from fossil-fuel feedstocks.

Commercial Production Scale-Up

We have rapidly progressed from a process at laboratory scale, typically done with two to five liter fermentations, to 30 liter tanks, to pilot scale (3,000 liters), to demonstration scale (13,000 liters). Our demonstration-scale plant is located in Decatur, Illinois at an industrial site owned by Tate & Lyle. We are confident in our commercial scale-up plans based on the success we have achieved at demonstration scale to date and the proven capabilities of our scale-up partner. Tate & Lyle has extensive experience in the industrial scale-up of bio-fermentation processes for making a range of different chemicals, as well as experience in corn wet milling and the processing of dextrose sugars for multiple processes with unit operations and equipment similar to that used in our BDO manufacturing process. Furthermore, all equipment that will be used at commercial scale in our process is already in established use in a broad range of commercial fermentation and chemical processes. As an example of their proven scale-up capabilities, Tate & Lyle established, in a joint venture arrangement with DuPont, a commercial manufacturing plant in Loudon, Tennessee for the production of 1,3-propanediol, which is chemically similar to BDO but with three carbon atoms, using the same host microorganism (E. coli) in the production process and the same production scale-up factor for our planned commercialization (from 13,000 liter tanks to 600,000 liter tanks used in a 100 million pound commercial-scale plant).

The following chart depicts the steps and timing of our scale-up from laboratory- through demonstration-scale production and plans for continued scale-up to commercial production. Our process has been producing BDO from dextrose sugar at demonstration scale since June 2011 at a plant located at an industrial site owned by Tate & Lyle. We expect the first commercial-scale BDO plant that utilizes our processes to produce approximately 40 million pounds of BDO per year in an industrial plant in Europe that is owned and operated by Novamont. Our goal is for this plant to begin production by the end of 2012 and for larger commercial-scale BDO plants owned and operated by industry partners in the United States, Europe and Asia to begin high-volume production in 2014 and 2015.

The volumes listed above represent fermentation capacity per tank at each stage of our scale-up process. For commercial-scale plants, we have indicated the amount of BDO expected to be produced in pounds per year in a typical plant. At laboratory, pilot and demonstration scale, we have run our processes on a non-integrated basis, meaning we run our fermentations and subsequently take the results of the fermentation through a number of downstream processing steps. Those additional steps may or may not be at the same facility and may or may not take place during the same time period. By contrast, we plan to run our processes at demonstration and commercial scale on an integrated basis, meaning all of the steps in our overall production process are co-located and designed to work together. In September 2011, we expect our demonstration plant will advance from current non-integrated operations to operating as an integrated process.

Process Performance

We measure our production performance using various financial metrics. We expect that typical BDO-production plants that use our process technology will meet the “internal hurdle rates,” or the risk-adjusted cost of capital, of chemical manufacturers at levels which we believe would be viewed as a compelling investment. We track technical milestones, like rate, titer and yield of our microorganisms, and view these through our economic optimization model that allows us to monitor and improve our performance over time. We believe these improvements will translate to increased earnings and return on investment for production plants designed to use our processes.

Competition

The industrial chemical market is highly competitive. We expect that the chemical products produced using our processes will compete with:

•	conventional petroleum-based chemical companies producing the same chemicals;

•	companies seeking to produce these chemicals using more sustainable methods, such as companies focusing on the use of succinic acid to produce BDO; and

•	companies seeking to produce alternatives to existing chemicals, which alternatives could be substitutes for the chemicals we expect to produce with our partners.

In addition, some end-users of chemicals such as BDO produce their chemical requirements internally.

In the BDO market, our potential competitors include BASF, Dairen Chemical Corp, ISP, INVISTA and LyondellBasell. We may also compete with companies such as BioAmber Inc., Metabolix, Inc., Myriant Technologies, Inc. and Royal DSM. In the butadiene market, our potential competitors include Formosa Petrochemical Co., LyondellBasell, Shell Chemicals Limited and TPC Group Inc. We also compete with other production technologies. For example, for BDO, we compete with the Reppe process, the Davy process, propylene oxide production processes, butadiene-acetic acid processes and the GEMINOX process. We are also seeking to develop processes to produce other chemicals, each of which will subject us to increased competition.

We believe that the key competitive factors in our industry include cost, ability to produce chemicals meeting established industry specifications and not requiring extensive new chemical validation, production capacity and reliability, and sustainability. While we believe that we have competitive strengths that position us favorably in our markets, existing and potential competitors may have substantially greater financial, technical, sales and marketing, manufacturing, distribution and other resources and name recognition than us, strong historical relationships with their customers, as well as experience and expertise in intellectual property rights and operating within certain international locations, any of which may enable them to compete effectively against us. In addition, traditional producers of existing petroleum-based chemicals have dominated their markets for many years.

Intellectual Property

Our success depends in large part on our proprietary microorganisms and technology, such as our methods, metabolic modeling software and devices, under which we seek protection from patent, copyright, trademark and trade secret laws. Such protection is also maintained using confidential disclosure agreements. Protection of our engineered microorganisms and technologies is important for us to offer chemical production solutions, proprietary production microorganisms and proprietary services to partners and to customers that are unavailable from our competitors, and to exclude certain competitors from making, using or selling inventions, copying software or misappropriating trade secrets that we have developed or exclusively licensed from other parties. For example, in the commercial production of chemicals, including BDO, proprietary protection, through patent, trade secret or other protection of our engineered microorganisms that convert feedstock into chemical products is important for us and our customers because it can provide a barrier to entry to our competitors’ microorganisms.

As of August 15, 2011, we owned or had licensed rights to 23 issued patents, including 15 U.S. patents and eight foreign patents, and had 206 pending patent applications, including 87 in the United States and 119 in various foreign jurisdictions, in addition to our trade secrets and other intellectual property rights. The U.S. patents and patents that may issue from pending applications licensed to us will expire in 2019 through 2022 and the U.S. patents and patents that may issue from pending applications owned by us will expire in 2022 through 2032. Some of the issued patents and pending applications, if issued, may also be eligible for patent term adjustment, thereby extending their patent terms.

Of the licensed patents and patent applications, most are owned by The Regents of The University of California, or UC, or The Penn State Research Foundation, or Penn State, and are exclusively licensed to us for metabolic modeling. These licensed patents and patent applications are directed to metabolic modeling methods and software algorithms for the development of our engineered microorganisms and chemical product production, including BDO. Our licenses to such patents allow us to practice the licensed inventions under the terms of these agreements. The patents and patent applications we own are directed to our engineered microorganisms and technologies which support our business in the chemical industry. In particular, some of our patents and patent applications are directed to our engineered microorganisms and the processes for the production of targeted chemicals, including our BDO microorganism and process.

We will continue to file and prosecute patent applications and maintain trade secrets, as is consistent with our business plan, in an ongoing effort to protect our intellectual property. It is possible that our licensors’ current patents, or patents which we may later acquire or license, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents from our filed applications, and may not be able to obtain patents regarding other inventions we seek to protect. Under appropriate circumstances, we may sometimes permit certain intellectual property to lapse or go abandoned. Due to uncertainties inherent in prosecuting patent applications, sometimes patent applications are rejected and we may subsequently abandon them. It is also possible that we may develop technologies or inventions that will not be patentable or that the patents of others will limit or preclude our ability to do business. In addition, any patent issued to us may provide us with little or no competitive advantage, in which case we may choose not to enforce such patent, abandon the patent or license it to another entity.

We own registered trademarks for Genomatica, the Genomatica Sustainable Chemicals logo, the Genomatica Three Rings logo, SimPheny, Bio-BDO and Bringing Genomes to Life in the United States. We own trademark registrations or applications for trademark registrations in certain foreign jurisdictions for Genomatica, the Genomatica Sustainable Chemicals logo, the Genomatica Three Rings logo and SimPheny.

Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop chemical production processes, engineered microorganisms or technologies that are similar to or compete with ours. Patent, trademark and trade secret laws afford only limited protection for our chemical production processes, engineered microorganisms and other technology. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Despite our efforts to protect our proprietary rights, unauthorized parties may have in the past attempted, and may in the future attempt, to operate using aspects of our intellectual property or to obtain and use information that we regard as proprietary. Third parties may also design around our proprietary rights, which may render our protected microorganisms and technology less valuable. In addition, if any of our engineered microorganisms or technologies are covered by third-party patents or other intellectual property rights, we could be subject to various legal actions.

We cannot assure you that our chemical production processes, microorganisms or technologies do not infringe patents held by others or that they will not in the future. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement, invalidity, misappropriation, or other claims. Any such litigation could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to make, use or sell one or more of our chemical production processes, engineered microorganisms or technologies that is the subject of the claim, or otherwise restrict or prohibit our use of our microorganisms or technologies.

Regulatory Overview

As a technology company partnering with other companies in the chemical industry, we and our industry partners are subject to various international, federal, state and local regulatory laws, rules and regulations, including those relating to pollutant discharges into the environment, the management of hazardous materials, the protection of endangered species and the health and safety of our employees. For example, the Toxic Substances Control Act, or TSCA, and analogous state laws and regulations impose requirements on the use, storage and disposal of chemicals. A similar program exists in the European Union, called REACH (Registration, Evaluation, Authorization, and Restriction of Chemical Substances). The Occupational Safety and Health Act and analogous state laws and regulations govern the protection of the health and safety of employees. The Clean Air Act and analogous state laws and regulations impose obligations related to air emissions. CERCLA (Comprehensive Environmental Response, Compensation, and Liability Act) and analogous state laws and regulations govern the cleanup of hazardous substances. The Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws and regulations govern discharges into waters. With respect to BDO in particular, we are also subject to certain Drug Enforcement Administration regulations. In addition, we and our industry partners are or will be required to obtain and maintain various approvals, permits, licenses, registrations, certifications and other requirements, such as air emission and water discharge permits, construction permits, boiler licenses and obtaining Microbial Commercial Activity Notices from the EPA. Such laws, regulations and permit conditions can result in substantial liabilities and the potential for permit revocations and plant shutdowns. The development of new processes, manufacture of new chemicals produced using our processes, commercial sales of chemicals produced using our processes as well as geographic expansion, and in particular international expansion, will subject us and our industry partners to additional regulatory laws, rules and regulations.

As a condition to granting the permits and other approvals necessary for operating our and our partners’ production plants, regulators could likewise make demands that increase our partnerships’ construction and operating costs, and result in the need to procure additional financing. Failure to obtain and comply with all applicable permits and other approvals could halt construction and subject us and our partners to future claims. We therefore cannot guarantee procurement or compliance with the terms of all permits and all other approvals needed to complete, and later continue to operate, our and our partners’ production plants.

In addition to actual plant operations, liabilities could arise from investigation and cleanup of environmental contamination at our and our partners’ production plants. We and our partners may also be subject to third-party claims alleging property damage or personal injury due to the release of or exposure to hazardous substances. In addition, new laws, new regulations, new interpretations of existing laws or regulations, future governmental enforcement of environmental laws or other developments could result in significant expenditures.

Any failure by us or our industry partners to comply with applicable regulatory rules and regulations could harm our reputation as well as our business, financial condition and operating results. In addition, regulatory approvals, registrations, permits, licenses, certifications and other requirements may be denied or rescinded, resulting in significant delays, additional costs and abandonment of certain planned activities, or require us to engage in costly and time consuming efforts to remediate. Compliance with applicable regulatory rules and regulations can be costly and time consuming.

Employees

As of June 30, 2011, we had 69 full-time employees, consisting of research, process development, manufacturing, regulatory affairs, program management, finance, human resources, administration and business development. We also regularly use independent contractors and other temporary employees across the organization to augment our regular staff. None of our employees are covered by collective bargaining agreements and we consider relations with our employees to be good. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

Legal Proceedings

From time to time, we are subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus, we do not believe we are party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Facilities

Our corporate headquarters are located at in San Diego, California in a facility we lease encompassing approximately 29,000 square feet of office and laboratory space. The lease for this facility expires in July 2015, subject to our option to renew for up to one additional five-year term. We expect our growth will require us to obtain additional laboratory and office space in the United States in the next 12 months.

STRATEGIC RELATIONSHIPS

Strategic Relationships

Tate & Lyle

In March 2011, we entered into a joint development agreement with Tate & Lyle to jointly research and develop production of BDO from dextrose sugar feedstocks and to develop a continuous bioprocess to commercially produce BDO in a cost-effective manner. In the initial investigational phase of the development program, we are to conduct joint efforts with Tate & Lyle to test at demonstration scale potential commercially viable microbial strains and identify process steps for the production of BDO from dextrose sugar feedstocks. Upon completion of the investigational phase, we may elect to initiate a second phase in which the parties are to demonstrate the ability to produce BDO from dextrose sugar feedstock on a commercial scale using the process selected in the investigational phase. In the second phase, we are to provide all equipment and instrumentation required to supplement Tate & Lyle’s existing equipment capabilities and Tate & Lyle will provide services pursuant to a services agreement. Equipment and instrumentation we provide will be located at a plant located at an industrial site owned by Tate & Lyle in Decatur, Illinois. The agreement may be terminated by mutual agreement of the parties, or by either party upon the other party’s material breach of the agreement unless cured within 30 days of such breach. Additionally, Tate & Lyle may terminate the agreement if we do not provide them with notice in writing by March 15, 2012 that we are electing to proceed to the second phase, or if we do not provide them with notice in writing by September 15, 2013 that we are electing to proceed to the third phase of the program. We have the sole authority to decide whether to proceed to the second phase but both parties must agree to proceed to the third phase. If we proceed to the third phase, the parties will negotiate to reach definitive agreement for the commercialization of BDO produced using processes developed during the second phase.

In connection with the agreement, we and Tate & Lyle contemporaneously entered into a Services Agreement. Pursuant to this agreement, if we elect to proceed to the second phase, Tate & Lyle will be required to procure and store the necessary raw materials, provide the services to develop the designs of the laboratory testing, conduct the engineering and installation of the initial equipment in a demonstration plant and develop a detailed project plan identifying deliverables and deadlines for each party. The agreement will expire on September 15, 2013 unless terminated earlier. We may terminate the agreement at any time upon 60 days’ written notice. The agreement may also be terminated by either party upon a material breach of the agreement by the other party not cured within 30 days of such breach.

Novamont

In June 2011, we signed a non-binding letter of intent with Novamont regarding a proposed joint venture for the commercial-scale production of BDO using our process technology at a Novamont industrial plant to be converted for such purpose. The letter of intent contemplates that we would provide our process technology for BDO production in exchange for a specified percentage of profits from BDO produced at the plant. Novamont would provide all the capital to convert, build and operate the plant, and we would share in a specified percentage of any losses from the production and sale of BDO at the plant. Further, the agreement contemplates a potential second commercial-scale BDO-production industrial plant in Italy, at substantially higher capacity to meet Novamont’s internal demand. In such case, we believe Novamont would provide a majority of the construction capital and consumption of product off-take for captive use.

M&G / Chemtex

In February 2011, we entered into a non-binding memorandum of understanding with M&G regarding a proposed partnering arrangement for the development and commercialization of certain target chemicals from sugars from cellulosic biomass feedstocks using our process technology. The first target chemical is BDO and, as contemplated by the memorandum of understanding, we entered into a joint development agreement with Chemtex, a wholly-owned subsidiary of M&G, in April 2011, as further described below. Additionally, under the non-binding memorandum of understanding, we may enter into sponsored research agreements or joint development and licensing agreements with M&G to develop our process technology for the production of additional target chemicals from sugar from cellulosic biomass upon the occurrence of certain events.

In April 2011, we entered into a joint development agreement with Chemtex to develop a process for producing BDO and potentially other chemicals from sugar from cellulosic biomass feedstocks. During the initial pilot phase of the agreement, which will be overseen by a joint development committee represented equally by us and Chemtex, we and Chemtex will seek to demonstrate the ability to manufacture BDO using Chemtex’s proprietary PROESA process technology in conjunction with our process. If the BDO produced in the pilot phase meets minimum standards of quality and cost, we will enter into discussions with third parties for the commercialization of BDO produced using the process developed during the pilot phase and provide notice to Chemtex identifying such third parties. We will bear all expenses incurred in the execution of third-party agreements. We will incur any costs necessary to convert the existing Chemtex plant in Rivalta, Italy to make BDO using our process.

The agreement may be terminated upon mutual written consent of both parties or by either party upon the other party’s material breach of the agreement unless cured within 30 days of such breach. The agreement will automatically terminate five years from the effective date of the agreement or the date we enter into a specified third-party agreement.

Mitsubishi Chemical Corporation

In April 2011, we entered into a non-binding memorandum of understanding with Mitsubishi Chemical, pursuant to which we agreed in principle to a joint venture in Asia for the production of BDO using our process technology and a possible research and development collaboration for other target chemicals.

Waste Management

In December 2010, we entered into a joint development agreement with Waste Management to develop a commercial-scale process to produce a particular intermediate chemical from syngas sourced primarily from certain types of waste, including municipal solid waste, during a six-stage program. Concurrently with that agreement, we entered into a Supply Rights Agreement with an affiliate of Waste Management, Waste Management National Services, Inc., or WMNS, for the supply of the waste required under the Waste Management agreement under certain circumstances.

Waste Management Agreement. Under the Waste Management agreement, Waste Management will fund the cost of our research for stages one through four of the joint development program over a four-year period, in the amount of ten full-time employee equivalents annually. Upon timely achievement of the milestone for stage four of the program, Waste Management will have the option to obtain an exclusive license to our intellectual property, including background intellectual property, that was used to develop the program, subject to a commercialization agreement. We also granted Waste Management a right of first offer to enter certain transactions related to the program, the expiration of which is dependent on the expiration or termination date of the agreement. If after commencement of stage four we produce and sell commercially to a third-party consumer or distributor the particular intermediate chemical produced from syngas sourced primarily from coal, natural gas, forestry products or purpose grown crops, we will pay to Waste Management a specified percentage of such net sales. In addition, if after commencement of stage four, we enter into an agreement that grants to a third party a license or similar right to use the program technology to produce for such third party’s use, or for sale commercially to a third-party consumer or distributor the particular intermediate chemical produced from syngas sourced primarily from coal, natural gas, forestry products or purpose grown crops, we will pay to Waste Management an amount equal to a specified percentage of net profits from such sales or licenses. Further, upon the happening of certain events, including termination of the agreement prior to completion of stage four, if we either produce the particular intermediate chemical from syngas produced primarily from waste materials in North America or grant to a third party a license to use our process technology to produce the particular intermediate chemical from syngas produced primarily from waste materials in North America, Waste Management will have the right to supply us waste material for use as feedstock to produce such intermediate chemical.

The term of the Waste Management agreement is four years. The agreement may be terminated earlier by Waste Management if we fail to meet specified milestones or upon written notice to us of the issuance of patent claims containing specified limitations, or by either party in the event of the other party’s uncured material breach, insolvency or change of control.

WMNS Agreement. Under the WMNS agreement, if (i) Waste Management terminates the joint development agreement (described above) prior to the successful completion of stage four of the joint development agreement, (ii) Waste Management does not exercise its option to enter into a commercialization agreement with us following achievement of the milestone for stage four of the joint development program, (iii) we cannot reach an agreement with Waste Management to enter into a commercialization agreement following achievement of the milestone for stage four of the joint development program, or (iv) the exclusive license under the commercialization agreement becomes non-exclusive, then WMNS has the exclusive right of first offer to supply us with 100% of our waste material requirements for the production of the particular intermediate chemical using the intellectual property first conceived under the joint development program with Waste Management.

Once WMNS’s right of first offer applies, if at any time we determine that waste material is required pursuant to the WMNS agreement, we are obligated to notify and provide WMNS with 15 days in which to make a written first offer to supply all or a portion of such waste material. If WMNS fails to make an offer to satisfy the entire requirement, or if we reject part or all of the offer, WMNS’s rights shall expire (with respect to the portion for which no offer was made or was rejected), and we are entitled to solicit offers for the supply of waste (for the portion for which no offer was made or was rejected) from other parties. Thereafter, if we receive a written offer from a third party for the supply of the waste which we deem acceptable, we must submit evidence of the offer to WMNS and WMNS will have ten days in which to advise us that it is matching the offer. This “last look” right does not apply, however, if Waste Management terminates the joint development agreement prior to successful completion of stage four of the joint development agreement. If WMNS agrees to match the offer, we must accept it. If WMNS does not timely respond or does not advise us that it is matching the third party’s offer, we may obtain waste from the third party under the terms provided to WMNS. In the event that the third party will, instead of receiving a fee for providing the waste to us, pay a fee to us for providing us with the waste, WMNS has the right to supply up to the full amount of our waste needs at zero cost.

The term of the WMNS agreement is 15 years. The agreement may be terminated earlier by either party within 30 days of a change in control of the other party. We may also terminate the agreement if we terminate the joint development agreement with Waste Management pursuant to the terms of that agreement.

License Agreement with The Penn State Research Foundation

In February 2002, we entered into a License Agreement with Penn State under which Penn State granted us an exclusive, worldwide license to Penn State’s patent rights, or the Penn State Patent Rights, related to certain inventions in the field of optimal performance characteristics of biochemical reaction and regulatory networks, or the Field. The agreement was subsequently amended in June 2003 and May 2005. Pursuant to the agreement, we are permitted to use the Penn State Patent Rights in the field of study and determination of the Field and to sublicense these rights. In addition, Penn State also granted us a license to make, use and sell products using the Penn State Patent Rights. Further, pursuant to the agreement we have the exclusive option to acquire an exclusive, worldwide license to develop, make, use and sell certain inventions within the Field discovered by certain professors employed by Penn State and specified in the agreement, the consideration for which is to be negotiated by the parties in good faith. In consideration for the rights granted to us under the agreement, we paid Penn State an upfront license fee and issued shares of our common stock to Penn State upon Penn State’s filing of certain patent applications with respect to the Penn State Patent Rights and additional shares in connection with the issuance of a certain patent therefor. We have the right to terminate the agreement at any time with six months’ notice. Penn State may terminate the agreement immediately in the event we file bankruptcy or provide notice of our intent to do so, if we make an assignment for the benefit of creditors, discontinue or dissolve our business or if a receiver is appointed for us. Penn State may also terminate the agreement upon 30 days’ written notice if we breach and fail to cure our obligation to pay any compensation under the agreement or in the case of our material breach of any other provision of the agreement that remains uncured after 60 days of receiving notice of such breach.

License Agreement with The Regents of The University of California

In December 2001, we entered into a License Agreement with UC under which we obtained a worldwide license to UC’s patent rights in certain inventions, or the UC Patent Rights, relating to, among other things, genomic sequence data, metabolic networks based on pathway analysis, biochemical reaction networks, gene expression simulation, methods to discover cellular pathways and computer models of yeast. The agreement was subsequently amended in February 2002. Pursuant to the terms of the agreement, we are permitted to commercially make, use and sell products using the UC Patent Rights and to sublicense such rights. In consideration for the rights granted to us under the agreement, we paid UC an upfront license fee and issued UC shares of our preferred stock. As additional consideration, we are required to pay certain cash milestone payments in connection with the allowance and issuance of patents included in the UC Patent Rights and to pay on a quarterly basis various royalties on net sales of products that use the UC Patent Rights, as well as a portion of any sublicense fees. We have the right to terminate the agreement at any time upon 90 days’ written notice. UC may terminate the agreement upon our breach of or failure to perform under the agreement which remains uncured after 90 days of receiving notice of such breach. UC may, at its option, either terminate the agreement or change the license granted from an exclusive license to a non-exclusive license if we fail to meet certain requirements related to diligently developing, manufacturing and selling products that use the UC Patent Rights.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth certain information regarding our executive officers, key employees and directors as of June 30, 2011:

Name	Age	Position(s)
Executive Officers
Christophe H. Schilling, Ph.D.	37	President, Chief Executive Officer and Director
Michael E. Keane	55	Executive Vice President and Chief Financial Officer
William H. Baum	66	Chief Business Development Officer and Executive Chairman of the Board
Mark J. Burk, Ph.D.	51	Executive Vice President and Chief Technology Officer

Key Employees
Joseph P. Kuterbach	58	Vice President, Operations and Technology Transfer
Damien A. Perriman	34	Vice President, Business Development

Non-Employee Directors
Warren Clark	63	Director
Joshua L. Green	55	Director
Thomas J.G. Huot, Ph.D.	39	Director
Patrick McCroskey, Ph.D.	48	Director
J. Leighton Read, M.D.	60	Director
Michael J. Savage	58	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Christophe H. Schilling, Ph.D.

Christophe H. Schilling, Ph.D. co-founded Genomatica and has served as our Chief Executive Officer since May 2009, on our board of directors since March 2009 and as our President since May 2004. Dr. Schilling previously served as our Chief Financial Officer from February 2008 to May 2009, as our Vice President and Chief Technical Officer from January 2002 until September 2006 and as our Vice President from January 2000 until January 2002. Dr. Schilling holds a Ph.D. in Bioengineering from the University of California, San Diego and a B.S. in Biomedical Engineering from Duke University. The board believes that Dr. Schilling’s expertise and extensive experience in biotechnology and with Genomatica qualify him to serve on our board of directors.

Michael E. Keane

Michael E. Keane has served as our Executive Vice President and Chief Financial Officer since July 2011. From September 2008 to July 2011, Mr. Keane served in various roles at Clipper Windpower, Inc., a wind energy technology company, including Senior Vice President and Chief Financial Officer from September 2008 to March 2010, Executive Vice President and Chief Financial Officer from March 2010 to July 2011 and as a member of its board of directors from March 2010 until its acquisition by United Technologies Corporation in December 2010. From September 2005 to January 2008, Mr. Keane served as Corporate Vice President and Chief Financial Officer of Computer Sciences Corporation, an information technology and professional services company. He was also Senior Vice President and Chief Financial Officer at UNOVA, Inc., an industrial technologies company, and its predecessor company, Western Atlas Inc., from October 1996 to August 2005. Mr. Keane currently serves as a director of MRV Communications, Inc., a publicly traded communications company, and for the City of Hope, a non-profit comprehensive cancer center. His associations include memberships in the Financial Executives Institute, the American Institute of Certified Public Accountants and the Illinois CPA Society. Mr. Keane holds a B.S. in Accounting from Illinois State University and an M.B.A. from the Anderson Graduate School of Management at the University of California, Los Angeles.

William H. Baum

William H. Baum has served as our Chief Business Development Officer since September 2010, as the Executive Chairman of our board of directors since March 2009, and as a director since January 2006. From August 1997 to September 2010, Mr. Baum served in various roles at Diversa Corporation (now known as Verenium Corporation), a biotechnology company focused on the development of biofuels and industrial enzymes, including Vice President Sales and Marketing from August 1997 to November 1999, Senior Vice President, Business Development from November 1999 to July 2002 and Executive Vice President, Business Development from July 2002 to August 2010. Prior to joining Diversa, Mr. Baum served as the Vice President of Global Sales and Marketing at International Specialty Products, Inc., a specialty chemicals company and held a variety of executive positions, both in the United States and internationally, at Betz Laboratories, Inc., a specialty chemicals company. Mr. Baum holds a B.S. in Chemistry from Widener University. The board believes that Mr. Baum’s business experience and expertise in the chemical and industrial biotechnology industries and with strategic partnerships qualify him to serve on our board of directors.

Mark J. Burk, Ph.D.

Mark J. Burk, Ph.D. has served as our Chief Technology Officer since September 2006. From November 2000 to July 2006, Dr. Burk was Senior Vice President of Research and Development at Diversa Corporation. Before that, from October 1996 to November 2000, Dr. Burk held a director position at Chiroscience Pharmaceuticals, a U.K.-based pharmaceuticals and technology company. From July 1993 to August 1996, Dr. Burk served on the faculty of the Department of Chemistry and BioChemistry at Duke University. From June 1988 to July 1993, Dr. Burk was with DuPont, a chemicals company. He currently serves on the editorial board of the Journal of Advanced Synthesis and Catalysis. Dr. Burk performed postdoctoral work at Massachusetts Institute of Technology and holds a Ph.D. in Chemistry from Yale University and a B.A. from Rutgers University.

Key Employees

Joseph P. Kuterbach

Joseph P. Kuterbach has served as our Vice President, Operations and Technology Transfer since March 2010. From July 1998 to March 2010, Mr. Kuterbach was a manager of process engineering at LyondellBasell, a petrochemicals company. Before it was acquired by LyondellBasell, Mr. Kuterbach worked at Arco from June 1980 to July 1998, in research and development, plant technical and operations and process engineering. Prior to that, from June 1976 to June 1980, Mr. Kuterbach worked in process engineering at Air Products and Chemicals, Inc., a gas and chemicals company. Mr. Kuterbach holds an M.S. in Chemical Engineering from Lehigh University and a B.S. in Chemical Engineering from Drexel University.

Damien A. Perriman

Damien A. Perriman has served as our Vice President, Business Development since November 2010. From February 2009 to November 2010, Mr. Perriman served as Vice President of Business Development at Verdezyne, Inc., an industrial biotechnology company. From June 2007 to February 2009, Mr. Perriman served in the Corporate New Ventures and Bioscience unit at Dow, and as deputy commissioner for the Queensland Government Trade Office in Los Angeles from November 2002 to May 2007. Mr. Perriman holds an M.B.A. from the Anderson Graduate School of Management at the University of California, Los Angeles and a B.S. in Industrial Chemistry from the University of New South Wales.

Non-Employee Directors

Warren Clark

Warren Clark has served on our board of directors since July 2007. From June 1970 to July 2002, Mr. Clark served as Global Director of Technology Licensing at Dow, and before that held a series of senior leadership roles in operations and commercial management, including president and general manager, of a Dow subsidiary. Mr. Clark currently provides consulting services to the chemical industry. He holds an M.B.A. with a major in Finance from the Central Michigan University and a B.S. in Chemical Engineering from Kansas State University. The board believes that Mr. Clark’s experience and expertise in the chemical industry qualify him to serve on our board of directors.

Joshua L. Green

Joshua L. Green has served on our board of directors since July 2007. Mr. Green has been a general partner at Mohr Davidow Ventures since December 2006 with a focus on the clean technologies industry. From August 1995 until October 2003, Mr. Green practiced law at Venture Law Group, and prior to that he practiced law at Brobeck, Phleger & Harrison LLP from September 1980 to August 1995. Mr. Green also serves as a director on several privately held companies in the cleantech and life science spaces. Mr. Green holds a J.D. from the University of California, Los Angeles School of Law and a B.A. in Political Science from University of California, Los Angeles. The board believes that Mr. Green’s legal training and experience as an investor in the clean technologies industry qualify him to serve on our board of directors.

Thomas J.G. Huot, Ph.D.

Thomas J.G. Huot, Ph.D. has served on our board of directors since March 2011. Dr. Huot has been a partner at VantagePoint Capital Partners since November 2004, where he currently serves in its CleanTech Practice Group. From January 2003 to November 2004, Dr. Huot was an analyst with CDP Capital Technology Ventures and before that from October 2001 to January 2003 served as Project Manager for Genopole, a business incubator company specializing in biotechnology companies. Dr. Huot also serves as a director on several privately held companies in the cleantech space. Dr. Huot holds a Ph.D. in Biochemistry and Molecular Biology from University College London and a B.S. in Biochemistry from Université Paris XI, Orsay. The board believes that Dr. Huot’s experience and expertise in the biotechnology industry qualify him to serve on our board of directors.

Patrick McCroskey, Ph.D.

Patrick McCroskey, Ph.D. has served on our board of directors since January 2010. Since October 2007, Dr. McCroskey has been a principal at TPG Biotech with a focus on the industrial biotechnology sector. From May 2006 to October 2007, Dr. McCroskey was the Chief Financial Officer of Ceres, Inc., a plant biotechnology company focusing on second generation biofuels production. From December 1999 to December 2005, Dr. McCroskey was Vice President of Business Development at Diversa Corporation. After spending ten years at Dow in various technical and business positions, from November 1988 to December 1997, Dr. McCroskey served as Vice President of Finance and Strategic Planning at Intarsia Corporation, a joint venture between Dow and Flextronics International created to commercialize novel flat panel thin film technology for integrated electronic devices. Dr. McCroskey also serves as a director on several privately held companies in the cleantech and life science spaces. Dr. McCroskey holds an M.S. and Ph.D. in Chemical Engineering from Carnegie Mellon University and a B.S. from West Virginia University. The board believes that Dr. McCroskey’s experience and expertise in the biotechnology and chemical industries qualify him to serve on our board of directors.

J. Leighton Read, M.D.

J. Leighton Read, M.D. has served on our board of directors since July 2007. From 2001 until 2007, Dr. Read served as a Managing Member in four funds at Alloy Ventures, where he continues as a Venture

Partner. Prior to that, Dr. Read founded Aviron, a biopharmaceutical company focused on vaccines for infectious disease, where he served as Chairman of the Board and Chief Executive Officer until December 1999 and as a director until its acquisition in January 2002 by MedImmune, LLC. In 1989, Dr. Read co-founded Affymax NV, a biopharmaceutical company. Dr. Read currently serves as a director of Alexza Pharmaceuticals, Inc., a pharmaceutical company, and various private companies. Dr. Read has also previously served as director for a number of other biotechnology companies and on the executive committee of the Biotechnology Industry Association. Dr. Read holds an M.D. from the University of Texas Health Science Center at San Antonio and completed his training in internal medicine at Duke University and holds a B.S. from Rice University in Psychology and Biology. The board believes that Dr. Read’s management experience and expertise in the biotechnology industry qualify him to serve on our board of directors.

Michael J. Savage

Michael J. Savage has served on our board of directors since May 2004 and served as our interim Chief Executive Officer from August 2007 until February 2008. From January 1991 to June 1998, Mr. Savage was President and Chief Executive Officer of Molecular Simulations, Inc. (now known as Accelrys, Inc.), a computer-aided drug discovery software company, until its merger with Pharmacopeia, a biotechnology platform company in June 1998 and served as a director and vice president of Pharmacopeia from June 1998 to January 1999. Mr. Savage holds an M.S. in Biology from the California Institute of Technology and a B.S. in Chemistry and Biology from Fort Lewis College. The board believes that Mr. Savage’s management experience and expertise qualify him to serve on our board of directors.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of eight members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Our board of directors has determined that six of our eight directors, Warren Clark, Joshua L. Green, Thomas J.G. Huot, Ph.D., Patrick McCroskey, Ph.D., J. Leighton Read, M.D. and Michael J. Savage, are independent directors, as defined by Rule 5605(a)(2) of the Nasdaq Listing Rules.

Effective upon the closing of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2012;

•	Class II, which will consist of , and , and whose terms will expire at our annual meeting of stockholders to be held in 2013; and

•	Class III, which will consist of and , and whose terms will expire at our annual meeting of stockholders to be held in 2014.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Board Leadership Structure

Our board of directors is currently chaired by our Executive Chairman, William H. Baum, who also serves as our Chief Business Development Officer. As a general policy, our board of directors believes that the position of Chairman of our board of directors should be held by an independent member of our board of directors, which reinforces the independence of the board of directors, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of the board of directors as a whole. However, given Mr. Baum’s extensive knowledge of us and our industry and his business experience, the board of directors believes that Mr. Baum is currently best situated to effectively lead the board of directors, even though he is not an independent director. As such, Mr. Baum currently serves as our Executive Chairman of the board of directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of         ,          and         . Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq Stock Market and SEC independence requirements. serves as the chair of our audit committee. The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee, including compliance of the audit committee with its charter.

Our board of directors has determined that          qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board has considered          formal education and the nature and scope of experience that he has previously had with public companies. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation Committee

Our compensation committee consists of         ,          and         .          serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or Exchange Act, is an outside director, as defined pursuant to Section 162(m) of the Code and satisfies the Nasdaq Stock Market independence requirements. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	reviewing and approving the compensation and other terms of employment of our executive officers;

•	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•	reviewing the adequacy of its charter on a periodic basis;

•	reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and assessing on an annual basis the performance of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of         ,          and         . Our board of directors has determined that each of the members of this committee satisfies the Nasdaq Stock Market independence requirements.          serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•

developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise;

•	reviewing the adequacy of its charter on an annual basis; and

•	annually evaluating the performance of the nominating and corporate governance committee.

Compensation Committee Interlocks and Insider Participation

We have established a compensation committee which has and will make decisions relating to compensation of our executive officers. Our board of directors has appointed         ,          and          to serve on the compensation committee. None of these individuals has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis explains our compensation philosophy, policies and practices with respect to our named executive officers. For fiscal 2010, our named executive officers were: Christophe H. Schilling, Ph.D., our President and Chief Executive Officer, who also served as our principal financial officer during fiscal 2010; William H. Baum, our Executive Chairman and Chief Business Development Officer; Mark J. Burk, Ph.D., our Executive Vice President and Chief Technology Officer; and Dennis McGrew, our former Executive Vice President, Business Development and Chief Business Officer, who terminated his employment in July 2010. These individuals were the only executive officers during fiscal 2010. Our board of directors has delegated responsibility for reviewing the compensation of our executive officers to the compensation committee of our board of directors, which is composed entirely of independent directors. The role of the compensation committee is to oversee our compensation and benefit plans and policies, to administer our equity incentive plans and to review and make recommendations to our board of directors, generally on an annual basis, regarding all compensation decisions for our executive officers.

Compensation Objectives

We provide a competitive total compensation package to our executive management team through a combination of base salary, discretionary annual bonuses, grants under our long-term equity incentive compensation plan, performance-based acceleration of stock options, severance and change of control benefits and broad-based benefits programs. Our executive compensation programs are designed to achieve the following objectives:

•	attract and retain the highest quality executives;

•	clearly articulate the relationship of corporate performance to executive compensation;

•	reward executives for our progress;

•	align our compensation programs with our core values and culture;

•	ensure internal fairness in compensation structures and that individual compensation decisions are implemented in a timely fashion; and

•	focus on maximizing value for our stockholders, employees and customers.

We believe that our executive compensation programs need to include short-term and long-term components, including cash and equity-based compensation, that are designed to reward performance that consistently meets or exceeds expectations. Base salary levels, cash bonus awards and equity grant awards are linked to overall corporate and individual performance. The compensation committee believes that when our corporate performance and our executives’ individual performance does not meet key objectives, cash and equity incentive award payments, if any, should be less than target levels. The compensation committee evaluates both performance and compensation to make sure that the compensation provided to executives remains competitive as compared to compensation paid by companies of similar size and stage of development operating in our industry, taking into account our relative performance and our own strategic objectives.

Setting Executive Compensation

Since its establishment in June 2008, our compensation committee has been responsible for reviewing and making recommendations to our board of directors regarding the compensation to be paid to our Chief Executive Officer and other executive officers. Historically, our compensation committee and board of directors have conducted an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers.

Compensation Benchmarking. When setting executive compensation, our compensation committee and board of directors consider our overall company performance, including our progress towards our corporate goals as well as achievement of personal goals set for the executive. As a private company, our compensation committee has also considered compensation paid by similarly situated companies in related industries. In 2010, our compensation committee identified certain surveys of executive compensation paid by life sciences, healthcare services, medical device and technology companies, such as the Radford Global Life Sciences Pre-IPO Report for Executive Compensation of approximately 105 private life science companies and the CompStudy of approximately 218 early stage private life science and technology companies. Our compensation committee reviewed our executive compensation and benchmarked our executive compensation against this survey data, which we refer to as our peer group. In addition, our compensation committee has relied on the extensive experience of the members of our board of directors and compensation committee that are either affiliated with venture investment firms, many of whom sit on the boards of directors of portfolio companies in the life science and cleantech fields in San Diego and throughout the United States, or have prior relevant experience as a past executive of similar companies in these fields.

Our compensation committee believes that gathering appropriate benchmark information is an important part of our compensation-related decision-making process and while this exercise does not perfectly capture all the unique aspects of our business, it typically provides a solid foundation upon which to base executive compensation decisions. In addition, our compensation committee continues to consider overall corporate and individual performance, the changing roles and responsibilities of our executive officers and the expected future contributions of our executive officers, and has typically taken into account advice from other independent members of our board of directors.

In August 2011, our compensation committee retained the services of Radford, an independent executive compensation consultant to assist the compensation committee with the establishment of cash and equity compensation and related policies as a public company.

Determining 2010 Executive Compensation Levels. In setting executive compensation levels for 2010, our compensation committee sought to position our executive compensation levels at approximately the 25th to 50th percentile of our peer group for base salary and total cash compensation and sought to maintain long-term compensation levels at approximately the 50th to 75th percentile of our peer group. Additionally, our compensation committee also considered our actual performance as measured against the corporate and individual performance goals set forth in our annual incentive bonus plan for executives, including business development, financial, technical and BDO-related goals and objectives. Our compensation committee also considered key executive contributions leading to attainment of, or achievement in excess of, those objectives. Since the attainment of certain corporate goals may result primarily from the extraordinary performance of one or more of our executive officers, our compensation committee also evaluated our overall performance as well as the individual contributions of our executive officers. During 2010, our key corporate accomplishments included: advancing our BDO process and associated projected cost advantage; increasing our speed to market with our BDO process; recruiting key talent; outperforming our 2010 budget; advancing our intellectual property portfolio; achieving partnership and joint development goals for target chemicals other than BDO; closing of additional financing rounds; and ensuring construction progress was on time and on budget for our demonstration plant. These achievements by our executive officers during 2010 represented a majority of the corporate and individual performance goals set forth in our annual incentive bonus plan for executives.

In January 2011, our compensation committee determined to continue to position our executive compensation levels at approximately the 25th to 50th percentile of our identified peer group for base salary and total cash compensation and sought to maintain long-term compensation levels at approximately the 50th to 75th percentile of our identified peer group. Our compensation committee has considered and intends to continue to consider each of the key performance objectives included in the corporate and individual performance goals set forth in our annual incentive bonus plan for executives in setting executive base compensation, performance bonus and milestone-based vesting target levels, awards of performance bonuses and milestone-based vesting, and long-term incentives.

Role of Chief Executive Officer in Compensation Decisions

Our Chief Executive Officer typically evaluates the performance of other executive officers and employees on an annual basis and makes recommendations to the compensation committee with respect to annual salary adjustments, bonuses and annual stock option grants. The compensation committee exercises its own discretion in recommending salary adjustments and discretionary cash and equity-based awards for all executive officers to our board of directors. The Chief Executive Officer is not present during deliberations or voting with respect to compensation for the Chief Executive Officer.

Elements of Executive Compensation

The compensation program for our executive officers consists principally of base salary, annual cash incentive compensation, performance-based vesting of stock options and long-term compensation in the form of stock options as well as severance protection through employment agreements with our executive officers. As a private company, our compensation program has been weighted toward long-term compensation as opposed to short-term or cash-based compensation. If we achieve our corporate goals, we expect the equity awards held by our executives to be the major component of overall compensation. As discussed in more detail below, the base salary for our executive officers is determined by taking into account market factors and the scope of their responsibilities and individual skills and experience; annual cash incentive compensation is generally a performance-based cash bonus that is a percentage of base salary consistent with target percentages of our peer group; and performance-based vesting of stock options is generally a performance-based acceleration of certain stock options that is a percentage of the total number of shares of our common stock subject to the applicable stock option. The amount of cash compensation and the amount of equity awards granted to our executives are both considered in determining total compensation for our executive officers.

Base Salary. Base salaries for our executives are established based on the scope of their responsibilities and individual skills and experience. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience, as well as comparable executive compensation of our peer group. The compensation committee does not apply specific formulas to determine increases, although it has generally awarded increases as a percentage of an executive officer’s then current base salary. In January 2010, the board of directors, in connection with the compensation committee’s annual review of executive compensation and based on the compensation committee’s recommendations, approved base salary increases to $285,000 for Dr. Schilling, $265,000 for Dr. Burk and $265,000 for Dennis McGrew who served as our Executive Vice President, Business Development and Chief Business Officer until the termination of his employment in July 2010. In July 2010, in connection with the commencement of his employment as our Chief Business Development Officer, the board of directors, based on the compensation committee’s recommendations, established a base salary of $300,000 for Mr. Baum.

In January 2011, the board of directors, in connection with the compensation committee’s annual review of executive compensation and based on the compensation committee’s recommendations, approved base salary increases to $292,125 for Dr. Schilling and $270,000 for Dr. Burk. In approving these base salary adjustments, the board of directors and the compensation committee considered the individual performance of each executive against their individual performance goals as well as comparable executive compensation of our peer group. Mr. Baum’s base salary was not adjusted at that time.

Annual Cash Incentive Compensation. In addition to base salaries, we believe that performance-based cash bonuses play an important role in providing appropriate incentives to our executives to achieve our strategic objectives. As part of our annual performance reviews, the compensation committee reviews and determines each executive officer’s overall performance and our performance generally. Final determinations as to discretionary bonus levels are primarily based on the executive officer’s individual performance and the executive officers’ performance as a group, as well as the compensation committee’s assessment as to the overall success of our company and the growth of our business. While we do set specific performance goals for our executive officers in order to help guide the process and manage expectations, final bonus amounts, if any, are determined at the sole discretion of the compensation committee and our board of directors.

In January 2011, our board of directors, based on the compensation committee’s recommendations, approved performance-based cash bonuses in an amount equal to $63,591 for Dr. Schilling, $21,000 for Mr. Baum and $43,725 for Dr. Burk based upon each executive’s performance in 2010, including the achievement of 75%, 60% and 50% of each executive’s individual performance goals for 2010, respectively, and the achievement of 60% of our overall corporate goals for 2010.

Long-term Incentive Program and Milestone-based Acceleration. We believe that by providing our executives the opportunity to increase their ownership of our stock, the best interests of stockholders and executives will be more aligned and we will encourage long-term performance. The stock awards enable our executive officers to benefit from the appreciation of stockholder value, while personally participating in the risks of business setbacks. Our equity benefit plans have provided our executive officers the primary means to acquire equity or equity-linked interests in Genomatica.

Prior to this initial public offering, we have granted equity awards primarily through our 1998 equity incentive plan, or the 1998 plan, and the 2008 plan. Our board of directors and stockholders adopted the 2008 plan, which is an amendment and restatement of the 1998 plan, to permit the grant of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other stock awards to our officers, directors, employees and consultants. The 1998 plan permitted the grant of stock options, stock bonuses and rights to acquire restricted stock to our officers, directors, employees and consultants. The material terms of the 1998 plan and the 2008 plan are each further described under “—Employee Benefit Plans” below.

In connection with this initial public offering, our board of directors has adopted new equity benefit plans described under “—Employee Benefit Plans” below. The 2011 plan will succeed the existing 2008 plan immediately following this offering and, as described below, will afford our compensation committee continued flexibility in making a wide variety of equity awards. Participation in the 2011 purchase plan that we have adopted, and which will become effective immediately upon signing of the underwriting agreement for this offering, will also be available thereafter to all executive officers on the same basis as our other employees.

In the absence of a public trading market for our common stock, our board of directors has determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including our stage of development and financial condition, the likelihood of a liquidity event, the liquidation preference of our participating preferred stock, the price at which our preferred stock was sold, the performance and values of comparable companies, our cash needs, operating losses, market conditions, material risks to our business and valuations obtained from independent valuation advisors.

All equity awards to our employees, consultants and directors were granted at no less than the fair market value of our common stock as determined in good faith by our board of directors on the date of grant of each award.

The majority of the option grants we have historically made vest over four years, with one quarter of the shares subject to the stock option vesting on the one-year anniversary of the vesting commencement date and the remaining shares vesting in equal monthly installments thereafter over three years. All options have a ten-year term, unless the circumstances for an individual grantee require otherwise. Additional information regarding accelerated vesting prior to, upon or following a change in control is discussed below under “—Potential Payments Upon Termination or Change in Control.” We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information.

In addition, we believe that performance-based acceleration of the vesting of certain option grants to our executives play an important role in providing appropriate incentives to our executives to achieve our strategic objectives. As such, a portion of the options we grant to our executive officers vest on the six-year or ten-year anniversary of their grant date, with a target of 25% acceleration of the vesting of these stock options per year which is based upon the achievement of individual performance milestones. Since 2010, the compensation committee and our board of directors have set these milestones as part of our annual performance reviews. Final determinations as to acceleration of vesting are primarily based on the achievement of corporate performance goals and the executive officer’s individual performance and may be raised above or lowered below the target acceleration percentage based upon the executive’s overall performance. While we do set specific performance milestones for our executive officers in order to help guide the process and manage expectations, final vesting acceleration determinations, if any, are determined at the sole discretion of the compensation committee and our board of directors.

In June 2010, stock options to purchase shares of our common stock were granted to certain of our named executive officers under the 2008 plan in the following aggregate amounts: 350,000 shares to Dr. Schilling; 50,000 shares to Mr. McGrew; and 350,000 shares to Dr. Burk. These stock options were awarded in connection with our annual performance reviews. Of these grants, half vest such that 25% vest one year from the vesting commencement date and the remaining shares vest monthly over the next 36 months such that all awards are vested 48 months after the vesting commencement date. The other half vest at the end of six years and are subject to milestone-based acceleration, each in accordance with our historical practices. Following the termination of Mr. McGrew’s employment in July 2010, the stock options granted to Mr. McGrew in June 2010 were terminated. In connection with Mr. McGrew’s engagement as our consultant in July 2010, Mr. McGrew was granted a non-incentive stock option to purchase 50,000 shares of our common stock under the 2008 plan, which vest upon achieving certain performance-based milestones. Options to purchase 25,000 shares became vested upon the achievement of one of these performance targets and the remaining 25,000 shares subject to the option did not vest.

In September 2010, Mr. Baum was awarded a stock option to purchase 815,000 shares of our common stock under the 2008 plan. This stock option was awarded to Mr. Baum in connection with his hiring as our Chief Business Development Officer and was determined by our board of directors based on the scope of his responsibilities and individual experience and the compensation provided to executives by companies of similar size and stage of development operating in the life science field. Half of this stock option is subject to time-based vesting, while the other half vests at the end of six years and is subject to milestone-based acceleration in accordance with our historical practices.

In January 2011, our board of directors, based on the recommendation of our compensation committee, approved performance-based acceleration of the vesting of certain option grants in an amount equal to 71,719 shares for Dr. Schilling, 20,250 shares for Mr. Baum and 44,688 shares for Dr. Burk, based upon each executive’s overall achievement of their respective individual performance milestones for 2010 and our performance generally in 2010.

Severance and Change in Control Benefits. Our named executive officers are entitled to certain severance and change in control benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change in Control.” We believe these severance and change in control benefits are an essential element of our overall executive compensation package and assist us in recruiting and retaining talented individuals and aligning the executives’ interests with the best interests of the stockholders.

Other Compensation and Benefits. In addition, consistent with our compensation philosophy, we provide the following benefits to our executive officers on the same basis as the benefits provided to all employees:

•	health and dental insurance;

•	life insurance;

•	short- and long-term disability; and

•	401(k) plan.

We believe that these benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees. However, our compensation committee or board of directors, in its discretion, may in the future revise, amend or add to the benefits of any executive officer if it deems it advisable.

Deductibility of Compensation under Section 162(m). Section 162(m) of the Code limits our deduction for federal income tax purposes to not more than $1.0 million of compensation paid to certain executive officers in a calendar year. Compensation above $1.0 million may be deducted if it is “performance-based compensation.” The compensation committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers will be designed to qualify as “performance-based compensation.” To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the compensation committee has not adopted a policy that requires all compensation to be deductible. However, the compensation committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the compensation committee intends to provide future compensation in a manner consistent with the best interests of our stockholders.

Summary Compensation Table

The following table provides information regarding the compensation earned during the year ended December 31, 2010 by our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)		Total ($)
Christophe H. Schilling, Ph.D.	2010	271,875	63,591	38,724	25,961	(3)	400,151
President and Chief Executive Officer

William H. Baum(4)	2010	86,538	21,000	88,244	—		195,782
Chief Business Development Officer and Executive Chairman of the Board

Mark J. Burk, Ph.D.	2010	260,000	43,725	38,724	—		342,449
Executive Vice President and Chief Technology Officer

Dennis McGrew(5)	2010	170,799	—	5,532	194,775	(6)	371,106
Former Executive Vice President, Business Development and Chief Business Officer

(1)	Represents amounts paid in February 2011 for performance during 2010.
(2)	Represents the full grant date fair value of stock option awards calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see Note 8 to our Financial Statements appearing elsewhere in this prospectus.
(3)	Includes the forgiveness of a note receivable issued to us from the exercise of a stock option, including payroll taxes. Such note is fully forgiven as of August 2011.
(4)	Mr. Baum joined us in September 2010.
(5)	Mr. McGrew terminated his employment in July 2010.
(6)	Includes temporary housing and relocation payments of $50,302, a severance payment of $132,500 and $11,973 of group health continuation coverage.

Employment Agreements with Executive Officers

Employment agreements or written offer letters are used from time to time on a case by case basis, to attract and/or to retain executives. We currently maintain written employment agreements with our executive officers, including our President and Chief Executive Officer, Christophe H. Schilling, Ph.D., our Executive Vice

President and Chief Financial Officer, Michael E. Keane, our Executive Chairman and Chief Business Development Officer, William H. Baum, and our Executive Vice President and Chief Technology Officer, Mark J. Burk, Ph.D.

Employment Agreement with Dr. Schilling. We entered into an employment agreement with Dr. Schilling in February 2008, setting forth the terms of Dr. Schilling’s employment. Pursuant to the agreement, Dr. Schilling was originally paid an annual salary of $225,000, which was subsequently increased to $285,000 effective January 2010 and to $292,125 effective February 2011, and was originally eligible to receive a performance bonus based on a target amount of $75,000. Dr. Schilling’s performance bonus was increased by our board of directors and Dr. Schilling is eligible to receive a performance bonus of up to 35% of his base salary for 2011. Dr. Schilling’s employment is at-will, and either we or Dr. Schilling may terminate the agreement at any time without cause and without notice. In addition, in certain circumstances Dr. Schilling may be entitled to receive any accrued performance bonus determined to have been earned by the board in its sole discretion. However, if we terminate Dr. Schilling without cause, or if Dr. Schilling resigns for good reason at any time other than within the three months immediately preceding or 12 months immediately following a change in control, and Dr. Schilling signs a release in our favor, Dr. Schilling will be entitled to receive a single lump-sum payment in an amount equal to six months of his then-current base salary and the continuation of his group health continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1986, or COBRA, at our expense for a period of six months following the termination date. If we terminate Dr. Schilling without cause, or if Dr. Schilling resigns for good reason within the three months immediately preceding or the 12 months immediately following a change in control, and Dr. Schilling signs a release in our favor, Dr. Schilling will be entitled to receive salary continuation for a period of six months following his termination date, the continuation of his group health continuation coverage under COBRA at our expense for a period of six months following his termination date and the greater of the number of shares that would have vested (i) had Dr. Schilling continued in employment for a period of 18 months or (ii) 66% of Dr. Schilling’s unvested stock options and equity awards, will immediately vest in full. We have also entered into a Proprietary Information and Inventions Agreement with Dr. Schilling.

Employment Agreement with Mr. Keane. We entered into an employment agreement with Mr. Keane in July 2011 setting forth the terms of Mr. Keane’s employment. Pursuant to the agreement, Mr. Keane is paid an annual salary of $325,000 and is eligible to receive a performance bonus of up to 40% of his base salary for 2011. In addition, Mr. Keane received a one-time signing bonus of $50,000 upon commencement of employment. In connection with his relocation to San Diego, Mr. Keane is also entitled to be reimbursed up to $155,000 for expenses associated with moving, obtaining temporary housing and costs associated with selling his prior home and searching for a new home. Mr. Keane’s employment is at-will, and either we or Mr. Keane may terminate the agreement at any time without cause and without notice. In addition, Mr. Keane may be entitled to receive any accrued performance bonus determined to have been earned by the board in its sole discretion. However, if we terminate Mr. Keane without cause, or if Mr. Keane resigns for good reason at any time other than within the three months immediately preceding or 12 months immediately following a change in control, and Mr. Keane signs a release in our favor, Mr. Keane will be entitled to receive a single lump-sum payment in an amount equal to 12 months of his then-current base salary, the continuation of his group health continuation coverage under COBRA at our expense for a period of 12 months following the termination date and, if his termination date occurs prior to the one year anniversary of the effective date of his employment agreement, 25% of the shares of Mr. Keane’s unvested stock options and equity awards will immediately vest in full. If we terminate Mr. Keane without cause, or if Mr. Keane resigns for good reason within the three months immediately preceding or the 12 months immediately following a change in control, and Mr. Keane signs a release in our favor, Mr. Keane will be entitled to receive salary continuation for a period of 12 months following his termination date, the continuation of his group health continuation coverage under COBRA at our expense for a period of 12 months following his termination date and all shares of Mr. Keane’s unvested stock options and equity awards will immediately vest in full. We have also entered into a Proprietary Information and Inventions Agreement with Mr. Keane.

Employment Agreement with Mr. Baum. We entered into an employment agreement with Mr. Baum in September 2010 setting forth the terms of Mr. Baum’s employment. Pursuant to the agreement, Mr. Baum is paid an annual salary of $300,000 and is eligible to receive a performance bonus of up to 35% of his base salary for

2011. Mr. Baum’s employment is at-will, and either we or Mr. Baum may terminate the agreement at any time without cause and without notice. In addition, Mr. Baum may be entitled to receive any accrued performance bonus determined to have been earned by the board in its sole discretion. However, if we terminate Mr. Baum without cause, or if Mr. Baum resigns for good reason at any time other than within the three months immediately preceding or 12 months immediately following a change in control, and Mr. Baum signs a release in our favor, Mr. Baum will be entitled to receive a single lump-sum payment in an amount equal to six months of his then-current base salary and the continuation of his group health continuation coverage under COBRA at our expense for a period of six months following the termination date. If we terminate Mr. Baum without cause, or if Mr. Baum resigns for good reason within the three months immediately preceding or the 12 months immediately following a change in control, and Mr. Baum signs a release in our favor, Mr. Baum will be entitled to receive a single lump-sum payment in an amount equal to six months of his then-current base salary, the continuation of his group health continuation coverage under COBRA at our expense for a period of six months following his termination date and the greater of the number of shares that would have vested (i) had Mr. Baum continued in employment for a period of 18 months or (ii) 66% of Mr. Baum’s unvested stock options and equity awards that Mr. Baum receives in his capacity as an employee, will immediately vest in full. We have also entered into a Proprietary Information and Inventions Agreement with Mr. Baum.

Employment Agreement with Dr. Burk. We entered into an employment agreement with Dr. Burk in February 2008 setting forth the terms of Dr. Burk’s employment. Pursuant to the agreement, Dr. Burk was originally paid an annual salary of $225,000, which was subsequently increased to $265,000 effective January 2010 and to $270,000 effective February 2011, and was originally eligible to receive a performance bonus based on a target amount of $75,000. Dr. Burk’s performance bonus was increased by our board of directors and Dr. Burk is eligible to receive a performance bonus of up to 30% of his base salary for 2011. Dr. Burk’s employment is at-will, and either we or Dr. Burk may terminate the agreement at any time without cause and without notice. In addition, in certain circumstances Dr. Burk may be entitled to receive any accrued performance bonus determined to have been earned by the board in its sole discretion. However, if we terminate Dr. Burk without cause, or if Dr. Burk resigns for good reason at any time other than within the three months immediately preceding or 12 months immediately following a change in control, and Dr. Burk signs a release in our favor, Dr. Burk will be entitled to receive a single lump-sum payment in an amount equal to three months of his then-current base salary and the continuation of his group health continuation coverage under COBRA at our expense for a period of six months following the termination date. If we terminate Dr. Burk without cause, or if Dr. Burk resigns for good reason within the three months immediately preceding or the 12 months immediately following a change in control, and Dr. Burk signs a release in our favor, Dr. Burk will be entitled to receive a single lump-sum payment in an amount equal to three months of his then-current base salary, the continuation of his group health continuation coverage under COBRA at our expense for a period of six months following his termination date and the greater of the number of shares that would have vested (i) had Dr. Burk continued in employment for a period of 18 months or (ii) 66% of Dr. Burk’s unvested stock options and equity awards, will immediately vest in full. We have also entered into a Proprietary Information and Inventions Agreement with Dr. Burk.

Potential Payments Upon Termination or Change in Control

Payments Made Upon Termination. Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts earned during his term of employment, including salary and unused vacation pay.

Potential Termination-Based Payments. We have entered into executive employment agreements with Dr. Schilling, Mr. Keane, Mr. Baum and Dr. Burk providing for certain termination-based payments described above under “—Employment Agreements with Executive Officers.” For more information regarding accelerated vesting of stock options under our equity incentive plans in the event of certain corporate transactions, see “—Employee Benefit Plans” below.

The following table and summary set forth potential payments payable to our named executive officers upon a termination of employment without cause or resignation for good reason or termination of employment without cause or resignation for good reason following a change in control. Our compensation committee or board of directors may in its discretion revise, amend or add to the benefits if it deems advisable. The table below reflects amounts payable to our named executive officers assuming the termination occurred on, and their employment was terminated on, December 31, 2010 and, if applicable, a change of control also occurred on such date:

	Upon Termination Without Cause or Resignation for Good Reason—No Change of Control				Upon Termination Without Cause or Resignation for Good Reason—Change of Control(1)
Name	Salary ($)	Bonus ($)(3)	Continuation of Medical Benefits ($)	Total ($)	Salary ($)	Bonus ($)(3)	Continuation of Medical Benefits ($)	Value of Accelerated Vesting ($)(2)	Total ($)
Christophe H. Schilling, Ph.D.	142,500	99,750	2,993	245,243	142,500	—	2,993		145,493
William H. Baum	150,000	105,000	6,931	261,931	150,000	105,000	6,931		261,931
Mark J. Burk, Ph.D.	66,250	79,500	3,306	149,056	66,250	—	3,306		69,556
Dennis McGrew(4)	132,500	—	11,973	144,473	—	—	—	—	—

(1)	Amounts in these columns assume that termination occurs within three months immediately preceding or during the 12 months immediately following a change in control.
(2)	The value of accelerated vesting is equal to an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus), multiplied by the number of shares subject to accelerated vesting, less the stock option exercise price, if applicable.
(3)	Executive may be entitled to received any accrued performance bonus determined to have been earned by the board in its sole discretion. With the exception of Mr. McGrew, amounts disclosed assume receipt of 100% of such executive’s target bonus.
(4)	Mr. McGrew terminated his employment in July 2010. The amounts set forth above are the actual amounts Mr. McGrew received upon termination of his employment in July 2010.

Grants of Plan-Based Awards

Unless otherwise indicated, all stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Code. The exercise price per share of each stock option granted to our named executive officers was equal to the fair market value of our common stock as determined in good faith by our board of directors on the date of the grant. All stock options listed below were granted under the 2008 plan.

The following table sets forth certain information regarding grants of plan-based awards to our named executive officers during the year ended December 31, 2010.

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards ($)(1)	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Christophe H. Schilling, Ph.D.	1/28/2010	99,750	—		—	—
	6/9/2010	—	350,000	(3)	0.18	38,724

William H. Baum	9/10/2010	30,288	815,000	(3)	0.18	88,244

Mark J. Burk, Ph.D.	1/28/2010	79,500	—		—	—
	6/9/2010	—	350,000	(3)	0.18	38,724

Dennis McGrew	1/28/2010	79,500	—		—	—
	6/9/2010	—	50,000	(3)(4)	0.18	5,532
	7/23/2010	—	50,000	(5)	0.18	5,532

(1)	Target bonus amounts for 2010 were 35% of annual base salary for Dr. Schilling and Mr. Baum, and 30% for Dr. Burk and Mr. McGrew. Actual cash bonus paid for performance in 2010 is provided in the Summary Compensation Table. Mr. Baum was hired in September 2010 and amounts reflected in the table above reflect the portion of the year 2010 he was employed with us.

(2)	Represents the full grant date fair value of stock option awards calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see Note 8 to our Financial Statements appearing elsewhere in this prospectus.
(3)

50% of the shares are subject to time-based vesting pursuant to which 25% of such amount shall vest 12 months after the vesting commencement date, and 1/48th of such shares vest monthly thereafter over the next three years. The remaining 50% of the shares are subject to performance-based vesting pursuant to which such shares vest six years after the vesting commencement date, subject to the acceleration of vesting based upon the achievement of milestones to be determined by our board of directors.

(4)	Mr. McGrew terminated his employment in July 2010, at which time the stock options granted to Mr. McGrew on June 9, 2010 were terminated.
(5)	In connection with Mr. McGrew’s engagement as our consultant in July 2010, Mr. McGrew was granted a non-incentive stock option on July 23, 2010 to purchase 50,000 shares of our common stock under the 2008 plan with an exercise price of $0.18 per share, 25,000 shares of which were to vest upon the achievement of each of two performance targets. Options to purchase 25,000 shares became vested upon the achievement of one of these performance targets and the remaining 25,000 shares subject to the option did not vest.

Outstanding Equity Awards at December 31, 2010

The following table sets forth certain information regarding outstanding equity awards granted to our named executive officers that remain outstanding as of December 31, 2010.

	Option awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price Per Share ($)	Option Expiration Date
Christophe H. Schilling, Ph.D.	422,353	(1)	127,647	0.16	9/13/2017
	27,891	(1)	322,109	0.18	6/8/2020

William H. Baum	75,000	(2)	—	0.10	1/9/2016
	35,000	(3)	45,000	0.25	4/30/2019
	30,000	(4)	—	0.25	4/30/2019
	20,250	(1)	794,750	0.18	9/9/2020

Mark J. Burk, Ph.D.	350,000	(3)	—	0.15	9/17/2016
	227,094	(1)	72,906	0.16	9/13/2017
	24,063	(1)	325,937	0.18	6/8/2020

Dennis McGrew	25,000	(5)	25,000	0.18	7/22/2020

(1)

50% of the shares are subject to time-based vesting pursuant to which 25% of such amount shall vest 12 months after the vesting commencement date, and 1/48th of such shares vest monthly thereafter over the next three years. The remaining 50% of the shares are subject to milestone-based vesting pursuant to which such shares vest six years after the vesting commencement date, subject to the acceleration of vesting based upon the achievement of milestones to be determined by our board of directors.

(2)	Shares vest monthly over a 36 month period.
(3)	25% of the shares vest 12 months after the vesting commencement date, and 1/48th of such shares vest monthly thereafter over the next three years.
(4)	Shares vest monthly over a 12 month period.
(5)	In connection with Mr. McGrew’s engagement as our consultant in July 2010, Mr. McGrew was granted a non-incentive stock option on July 23, 2010 to purchase 50,000 shares of our common stock under the 2008 plan with an exercise price of $0.18 per share, 25,000 shares of which were to vest upon the achievement of each of two performance targets. Options to purchase 25,000 shares became vested upon the achievement of one of these performance targets and the remaining 25,000 shares subject to the option did not vest.

Option Exercises and Stock Vested

Our named executive officers did not exercise any stock option awards during the fiscal year ended December 31, 2010.

Option Repricings

We did not engage in any repricings or other modifications to any of our named executive officers’ outstanding equity awards during the year ended December 31, 2010.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. Our compensation committee may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our compensation committee or board of directors may elect to provide our officers and other employees with non-qualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Director Compensation

The following table sets forth in summary form information concerning the compensation that we paid or awarded during the year ended December 31, 2010 to each of our non-employee directors:

Name(1)	All Other Compensation ($)		Total ($)
Warren Clark	95,800	(2)	95,800
Joshua L. Green	—		—
Thomas J.G. Huot, Ph.D.	—		—
Patrick McCroskey, Ph.D.	—		—
J. Leighton Read, M.D.	—		—
Michael J. Savage	—		—

(1)	The aggregate number of shares subject to each non-employee director’s outstanding option awards as of December 31, 2010 was as follows: Mr. Clark, 155,000 shares; and Mr. Savage, 507,277 shares. Each of Mr. Green and Drs. Huot, McCroskey and Read had no shares subject to outstanding option awards as of December 31, 2010.
(2)	Represents compensation earned by Mr. Clark for consulting services provided to us during 2010.

Effective upon the closing of this offering, our board of directors adopted a new compensation policy that will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $ ;

•	an additional annual cash retainer of $ , $ and $ for service as chairman of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•	an additional cash retainer of $ , $ and $ for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•

an annual option grant to purchase          shares of our common stock vesting monthly over one year following the grant date for serving as a member of the audit committee, compensation committee or the nominating and corporate governance committee;

•	upon first joining our board of directors, an automatic initial grant of an option to purchase shares of our common stock vesting monthly over one year following the grant date; and

•

for each non-employee director whose term continues on January 1st of each year, an automatic annual grant of an option to purchase          shares of our common stock vesting monthly over one year following the grant date.

Employee Benefit Plans

1998 Equity Incentive Plan

We adopted the 1998 plan in November 1998. The 1998 plan provided for the grant of stock options, stock bonuses and rights to acquire restricted stock to employees, directors and consultants to acquire up to 7,920,000 shares of our common stock. On September 29, 2008, the 1998 plan was amended and restated into the 2008 plan. As of June 30, 2011, 2,418,051 shares of common stock have been issued upon the exercise of options granted under the 1998 plan, 10,000 shares of common stock have been issued upon the vesting of restricted stock awards, options to purchase 3,150,777 shares of common stock were outstanding and no shares remained available for future grant. Following the approval of the 2008 plan by our stockholders in September of 2008, all further awards were made under the 2008 plan. We intend to grant all future equity awards under the 2011 plan. However, all stock options granted under the 1998 plan before its amendment and restatement will continue to be governed by the terms of the 1998 plan before its amendment and restatement.

Option awards under the 1998 plan were generally granted with an exercise price at least equal to the closing price of our common stock on the date of grant, but may have been granted with an exercise price of not less than 85% of the fair market value of our common stock. Option awards under the 1998 plan typically had a ten-year life and vested over a four-year period following the date of grant, subject to continuous service.

Effect on stock options of certain change of control events. In the event of a dissolution or liquidation, all outstanding stock options under the 1998 plan will terminate if not exercised prior to such dissolution or liquidation.

In the event of a sale of substantially all of the assets of our company or specified types of merger or consolidation, any surviving or acquiring corporation will be required to either assume awards outstanding under the 1998 plan or substitute similar awards for those outstanding under the 1998 plan. If any surviving or acquiring corporation does not assume awards outstanding under the 1998 plan, or substitute similar awards, then, with respect to awards held by participants whose service has not terminated, the vesting and time during which such awards may be exercised will be fully accelerated. All outstanding awards will terminate if they are not exercised before such event.

2008 Equity Incentive Plan

We adopted the 2008 plan in September 2008. As of June 30, 2011, 118,832 shares of common stock have been issued upon the exercise of options granted under the 2008 plan, options to purchase 6,751,868 shares of common stock were outstanding and 3,612,076 shares remained available for future grant. Upon the effective date of this offering, no further option grants will be made under the 2008 plan. We intend to grant all future equity awards under the 2011 plan. However, all stock options granted under the 2008 plan will continue to be governed by the terms of the 2008 plan.

Eligibility. The 2008 plan permits us to grant stock options, stock appreciation rights, restricted stock and restricted stock unit awards to our employees, directors and consultants. Our board of directors has granted only stock options under the 2008 plan. A stock option may be an incentive stock option within the meaning of Section 422 of the Code or a nonstatutory stock option.

Stock option provisions generally. In general, the duration of a stock option granted under the 2008 plan cannot exceed ten years. Except in the case of certain incentive stock options, as described below, the exercise price of a stock option shall not be less than 100% of the fair market value of our common stock on the grant date. Options granted under the 2008 plan vest at the rate specified by our board of directors.

Incentive stock options may be granted only to our employees as permitted under the applicable provisions of the Code. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power unless (a) the option exercise price is at least 110% of fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Effect on stock options of certain change in control events. If we dissolve or liquidate, then except as otherwise provided in an option agreement, all outstanding stock options under the 2008 plan (other than stock options consisting of vested and outstanding shares not subject to forfeiture or repurchase) will terminate immediately prior to such dissolution or liquidation. Our board of directors may, however, in its sole discretion, cause some or all such options to become fully vested before the dissolution or liquidation is completed, but contingent upon its completion.

However, we may treat outstanding stock options differently in the event of any of the following corporate transactions:

•	a sale or other disposition of all or substantially all of our assets;

•	a sale or other disposition of at least 90% of our outstanding securities;

•	a merger or consolidation in which we are not the surviving corporation; or

•

a merger or consolidation in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding such transaction are converted by virtue of such transaction into other property.

In the event of any such corporate transaction, then except as otherwise provided in an option agreement, if the surviving or acquiring entity determines not to assume, continue or substitute such stock options, the vesting of any such options held by persons whose service with us or our affiliates has not terminated prior to the effective time of the corporate transaction will accelerate in full prior to such transaction. All outstanding options will terminate if they are not exercised before such transaction.

In the event an option will terminate if not exercised prior to any such corporate transaction, our board of directors may provide, in its sole discretion, that the optionholder may not exercise such option but will receive a payment, in such form as may be determined by our board of directors, equal in value to the excess, if any, of (i) the value of the property the optionholder would have received upon the exercise of the option, over (ii) the exercise price otherwise payable in connection with such exercise.

Upon or following specified change in control transactions, the vesting and exercisability of options may be accelerated, but only if so provided in an optionholder’s option agreement or other written agreement with us.

Other provisions. Our board of directors will appropriately adjust the class and the maximum number of shares subject to the 2008 plan and outstanding options in the event of a specified change in our capital structure without the receipt of consideration by us, such as a stock split or recapitalization.

2011 Equity Incentive Plan

Our board of directors adopted the 2011 plan in                     2011, and we expect our stockholders will approve the 2011 plan prior to the closing of this offering. The 2011 plan will become effective immediately upon the signing of the underwriting agreement related to this offering. Our board of directors may terminate the 2011 plan at any time, but incentive stock options may no longer be granted after the day before the tenth anniversary of the earlier of (i) the date the board of directors adopted the 2011 plan or (ii) the date the 2011 plan is adopted by our stockholders. The purpose of the 2011 plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2011 plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

Stock Awards. The 2011 plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards and other forms of equity compensation, or collectively, stock awards. In addition, the 2011 plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees, subject to certain limitation described below. All other awards may be granted to employees, including officers, as well as directors and consultants.

The principal features of the 2011 plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2011 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share reserve. Following this offering, initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2011 plan after the 2011 plan becomes effective is          shares, which number is the sum of (1) the number of shares reserved for future issuance under the 2008 plan and the 1998 plan at the time the 2011 plan becomes effective, (2) an additional number of          new shares, plus (3) an additional number of shares in an amount not to exceed          shares (which are any shares subject to outstanding stock awards granted under the 2008 plan or the 1998 plan that expire or terminate for any reason prior to their exercise or settlement, or are forfeited, and would otherwise return to the 2008 plan or the 1998 plan, respectively). The number of shares of our common stock reserved for issuance under the 2011 plan will automatically increase on January 1 of each year, starting on January 1, 2012 and continuing through January 1, 2022, by the lesser of (a)    % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (b)          shares, or (c) such lesser number of shares of common stock as determined by our board of directors. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2011 plan is          shares.

No person may be granted stock awards covering more than          shares of our common stock under the 2011 plan during any calendar year pursuant to stock options, stock appreciation rights or other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date of grant. In addition, no person may be granted a performance stock award covering more than          shares or a performance cash award having a maximum value of more than $         in any calendar year. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such stock and cash awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2011 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2011 plan. In addition, the following types of shares under the 2011 plan may become available for the grant of new stock awards under the 2011 plan: (a) shares that are forfeited to us prior to becoming fully vested; (b) shares withheld to satisfy income or employment withholding taxes; (c) shares used to pay the exercise price of an option in a net exercise arrangement; and (d) shares tendered to us to pay the exercise price of an option. As of the date hereof, no shares of our common stock have been issued under the 2011 plan.

Administration. Our board of directors has delegated its authority to administer the 2011 plan to our compensation committee. The compensation committee is required to consist of two or more “outside directors” within the meaning of Section 162(m) of the Code and/or two or more “non-employee directors” for the purposes of Rule 16b-3 under the Exchange Act. Subject to the terms of the 2011 plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration (if any) to be paid for restricted stock awards and the strike price of stock appreciation rights.

The plan administrator has the authority to reprice any outstanding stock option or stock appreciation right with the consent of any adversely affected participant (by reducing the exercise price of such option or stock appreciation right, canceling such option or stock appreciation right in exchange for cash or another equity award, or any other action that may be deemed a repricing under generally accepted accounting principles) under the 2011 plan without the approval of our stockholders.

Stock options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2011 plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2011 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2011 plan, up to a maximum of ten years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship with us or any of our affiliates is terminated for cause, then the option terminates immediately. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within the period (if any) specified in the award agreement following cessation of service, the optionholder or a beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its maximum term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionholder, (d) a net exercise of the option and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may, however, designate a beneficiary who may exercise the option following the optionholder’s death.

Limitations on Incentive Stock Options. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock comprising more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted stock awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past services rendered to us or our affiliates, or (c) any other form of legal consideration (including future services) that may be acceptable to our board of directors. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option or forfeiture restriction in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited or subject to repurchase upon the participant’s cessation of continuous service for any reason.

Restricted stock unit awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock appreciation rights. Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2011 plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2011 plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provide otherwise, if a participant’s relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the participant may exercise any vested stock appreciation rights for a period of three months following the cessation of service. If a participant’s service relationship with us or any of our affiliates is terminated for cause, then the stock appreciation right terminates immediately. If a participant’s service relationship with us or any of our affiliates ceases due to disability or death, or a participant dies within the period (if any) specified in the award agreement following cessation of service, the participant or a beneficiary may exercise any vested stock appreciation rights for a period of 12 months in the event of disability and 18 months in the event of death. The term may be extended in the event that exercise of the stock appreciation right following termination of service is prohibited by applicable securities laws. In no event, however, may a stock appreciation right be exercised beyond the expiration of its maximum term.

Performance awards. The 2011 plan permits the grant of performance stock awards and performance cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To assure that the compensation attributable to performance-based awards will so qualify, our committee may structure such awards so that stock will be issued or paid pursuant to such awards only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum number of shares that may be granted to a participant in any calendar year attributable to performance stock awards may not exceed          shares of common stock and the maximum value that may be granted to a participant in any calendar year attributable to performance cash awards may not exceed $        .

Other stock awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to capital structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the class and maximum number of shares reserved under the 2011 plan, (b) the class and maximum number of shares by which the share reserve may increase automatically each year, (c) the class and maximum number of shares subject to options, stock appreciation rights and performance stock awards that can be granted in a calendar year, (d) the class and maximum number of shares that may be issued upon exercise of incentive stock options and (e) the class and number of shares and price per share of all outstanding stock awards.

Corporate transactions. In the event of certain significant corporate transactions, then except as otherwise provided in a stock award agreement or other written agreement with us or except as otherwise provided by our board of directors at the time of grant, our board of directors has the discretion to take one or more of the following actions:

•	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring entity (or its parent company);

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity (or its parent company);

•	accelerate the vesting of a stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase rights held by us with respect to the stock award;

•

provide for the surrender of a stock award in exchange for a payment equal to the excess of (a) the value of the property that the participant would have received upon the exercise of the stock award over (b) the exercise price otherwise payable in connection with such exercise; or

•

cancel or arrange for the cancellation of the stock award, to the extent not vested or exercised prior to the effective time of the corporate transaction, in exchange for such cash consideration, if any, as our board of directors may consider appropriate.

Changes in control. Our board of directors has the discretion to provide for additional acceleration of vesting and exercisability of a stock award upon or after a change in control in a participant’s award agreement. For example, the board may provide that a stock award will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2011 plan will not vest automatically on such an accelerated basis unless specifically provided in the participant’s applicable award agreement or other written agreement with us. For purposes of the 2011 plan, a change in control is the occurrence of one or more of the following events:

•	a transaction in which one person or a group acquires stock that, combined with stock previously owned, controls more than 50% of our voting power;

•

a merger, consolidation or similar transaction involving us (directly or indirectly) in which our stockholders immediately before the transaction do not own more than 50% of the outstanding securities following such transaction;

•	our complete liquidation or dissolution;

•

a sale, lease, license or other disposition of all or substantially all of our assets, other than to an entity in which more than 50% of the voting power is owned by our stockholders in substantially the same proportions as their ownership of our voting securities immediately prior to such transaction; or

•	a majority of our board of directors is replaced by persons whose appointment or election is not endorsed by a majority of our board of directors.

Dissolution or Liquidation. In the event of our dissolution or liquidation, except as otherwise provided in the award agreement, all outstanding stock awards under the 2011 plan (other than stock awards consisting of vested and outstanding shares not subject to forfeiture or repurchase) will terminate immediately prior to the completion of such dissolution or liquidation and shares of common stock subject to our repurchase rights or to a forfeiture condition may be repurchased or reacquired by us. Our board of directors may, however, in its sole discretion, cause some or all such stock awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture before the dissolution or liquidation is completed, but contingent upon its completion.

Plan Suspension, Termination. Our board of directors has the authority to suspend or terminate the 2011 plan at any time provided that such action does not impair the existing rights of any participant.

Securities laws and federal income taxes. The 2011 plan is designed to comply with various securities and federal tax laws as follows:

Securities laws. The 2011 plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2011 plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Section 409A of the Code. Certain awards under the 2011 plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2011 plan and all other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includable in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

Section 162(m) of the Code. In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and stock appreciation rights will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2011 plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date.

We have attempted to structure the 2011 plan in such a manner that the compensation attributable to stock options, stock appreciation rights and other performance-based awards which meet the other requirements of

Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the U.S. Internal Revenue Service, or IRS, or an opinion of counsel regarding this issue.

2011 Employee Stock Purchase Plan

Our board of directors adopted the 2011 purchase plan in                      2011, and we expect our stockholders will approve the 2011 purchase plan prior to the closing of this offering. The purpose of the 2011 purchase plan is to assist us in retaining the services of new employees and securing the services of new and existing employees while providing incentives for such individuals to exert maximum efforts toward our success.

Share reserve. Following this offering, the 2011 purchase plan authorizes the issuance of          shares of our common stock pursuant to purchase rights granted to our employees. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1,         through January 1,         , by the lesser of (a) 5% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, (b)          shares, or (c) a number determined by our board of directors that is less than (a) or (b). The 2011 purchase plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no shares of our common stock have been purchased under the 2011 purchase plan.

Administration. Our board of directors has delegated its authority to administer the 2011 purchase plan to our compensation committee. The 2011 purchase plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2011 purchase plan, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the 2011 purchase plan and may contribute, normally through payroll deductions, up to     % of their earnings for the purchase of our common stock under the 2011 purchase plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2011 purchase plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the 2011 purchase plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2011 purchase plan at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2011 purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to capital structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (a) the class and maximum number of shares reserved under the 2011 purchase plan, (b) the class and maximum number of shares by which the share reserve may increase automatically each year, (c) the class and number of shares and purchase price of all outstanding purchase rights and (d) the class and number of shares for any purchase limits under any ongoing offering.

Corporate transactions. In the event of certain significant corporate transactions (including a sale of all our assets, the sale or disposition of at least 90% of our outstanding securities, the consummation of a merger or consolidation where we are not the surviving corporation or a merger or consolidation in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding such transaction are converted by virtue of such transaction into other property), any then-outstanding rights to purchase our stock under the 2011 purchase plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Plan Amendment, Termination. Our board has the authority to amend or terminate the 2011 purchase plan at any time. However, any such amendment, suspension or termination generally may not impair any benefits, privileges, entitlements or obligations under outstanding purchase rights without the consent of employees granted such purchase rights, except as necessary to comply with any laws or to maintain favorable tax, listing, or regulatory treatment. We will obtain stockholder approval of any amendment to the 2011 purchase plan as required by applicable law.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan provides that each participant may contribute up to the lesser of 100% of his or her compensation or the statutory limit, which is $16,500 for calendar year 2011. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2011 may be up to an additional $5,500 above the statutory limit. We do not make contributions into the 401(k) plan on behalf of participants. Participant contributions are held and invested, pursuant to the participant’s instructions, by the plan’s trustee.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, which remain available under Delaware law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our amended and restated bylaws, which will become effective upon the closing of this offering, provide that we will indemnify our directors and executive officers and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws, which will become effective upon the closing of this offering, also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Except as otherwise disclosed under the heading “Legal Proceedings” in the “Business” section of this prospectus, at present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2007 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive Compensation.”

Preferred Stock Financings

Series B Preferred Stock Financing. In July 2007, we issued and sold to investors an aggregate of 13,362,730 shares of our Series B convertible preferred stock, at a purchase price of $1.4967 per share, for aggregate consideration of $19,999,998.

In April 2008, in connection with the appointment of Christopher Gann as our then-current Chief Executive Officer, we issued and sold to Mr. Gann 266,840 shares of our Series B convertible preferred stock, at a purchase price of $1.4967 per share, for aggregate consideration of $399,379.

Series C Preferred Stock Financing. In January 2010, we issued and sold to investors an aggregate of 14,492,756 shares of our Series C convertible preferred stock, at a purchase price of $1.035 per share, for aggregate consideration of $15,000,002.

Series C-1 Preferred Stock Financing. We issued and sold to investors an aggregate of 24,453,864 shares of our Series C-1 convertible preferred stock at four closings in December 2010, January 2011, February 2011 and April 2011, at a purchase price of $1.8402 per share, for aggregate consideration of $45,000,001.

The participants in these preferred stock financings included the following directors, officers and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares issued to these related parties in these financings:

Participants	Series B Preferred Stock	Series C Preferred Stock	Series C-1 Preferred Stock
5% or Greater Stockholders(1)
TPG Biotechnology Partners III, L.P.	—	9,661,836	2,717,096
MDV VIII, L.P.	6,647,959	2,412,429	1,356,844
VantagePoint Venture Partners 2006 (Q), L.P. and its affiliates(2)	—	—	8,151,288
Alloy Ventures 2005, L.P.	3,992,116	1,448,670	814,789
Batios Holdings Limited	—	—	4,754,914
Draper Fisher Jurvetson Fund IX, L.P. and its affiliates(3)	2,672,546	969,821	545,466
WM Organic Growth, Inc.	—	—	4,483,209
Directors or Officers
Christopher Gann(4)	266,840	—	—

(1)	Additional detail regarding these stockholders and their equity holdings is provided in “Principal Stockholders.”
(2)	Represents shares held by VantagePoint Venture Partners 2006 (Q), L.P. and Vantagepoint Cleantech Partners II, L.P.
(3)	Represents shares held by Draper Fisher Jurvetson Fund IX, L.P., Draper Fisher Jurvetson Partners IX, LLC and Draper Associates, LP.
(4)	Mr. Gann served as our Chief Executive Officer from February 2008 through April 2009.

Some of our directors are associated with our principal stockholders as indicated in the table below:

Director	Principal Stockholder
Patrick McCroskey, Ph.D.	TPG Biotechnology Partners III, L.P.
Joshua L. Green	MDV VIII, L.P.
Thomas J.G. Huot, Ph.D.	VantagePoint Venture Partners 2006 (Q), L.P.
J. Leighton Read, M.D.	Alloy Ventures 2005, L.P.

In connection with our various preferred stock financings, we entered into amended and restated investor rights, voting and right of first refusal and co-sale agreements containing voting rights, information rights, rights of first refusal and registration rights, among other things, with certain holders of our preferred stock and certain holders of our common stock. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our amended and restated investor rights agreement, as more fully described below in “Description of Capital Stock—Registration Rights.”

Waste Management

In December 2010, we entered into a joint development agreement with Waste Management to develop a commercial-scale process to produce a particular chemical, or the subject chemical from syngas sourced primarily from waste, during a six-stage program. Concurrently with that agreement, we entered into a Supply Rights Agreement with WMNS for the supply of the waste required under the Waste Management agreement under certain circumstances. For a description of these agreements, refer to “Strategic Relationships.”

Employment Arrangements

We currently maintain written employment agreements with our executive officers, including our President and Chief Executive Officer, Christophe H. Schilling, Ph.D., our Executive Vice President and Chief Financial Officer, Michael E. Keane, our Executive Chairman and Chief Business Development Officer, William H. Baum, and our Executive Vice President and Chief Technology Officer, Mark J. Burk, Ph.D. For more information, refer to “Employment Agreements with Executive Officers” under “Executive Compensation.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in “Executive Compensation.”

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Transactions with Related Persons

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any executive officer, director or a holder of more than 5% of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or other independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and current executive officers as a group.

The percentage ownership information under the column entitled “Before offering” is based on 64,685,678 shares of common stock outstanding as of July 31, 2011, assuming conversion of all outstanding shares of our preferred stock into 58,063,325 shares of common stock. The percentage ownership information under the column entitled “After offering” is based on the sale of          shares of common stock in this offering.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before September 29, 2011, which is 60 days after July 31, 2011. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Genomatica, Inc., 10520 Wateridge Circle, San Diego, California 92121.

Name and address of beneficial owner	Number of shares beneficially owned	Percentage of shares beneficially owned
		Before offering	After offering
5% or greater stockholders
TPG Biotechnology Partners III, L.P.(1)	12,378,932	19.1%
301 Commerce Street, Suite 3300
Fort Worth, TX 76102
MDV VIII, L.P.(2)	11,215,763	17.3%
3000 Sand Hill Road
Bldg. 3, Suite 290
Menlo Park, CA 94025
VantagePoint Venture Partners 2006 (Q), L.P. and its affiliates(3)	8,151,288	12.6%
1001 Bayhill Drive
San Bruno, CA 94066
Alloy Ventures 2005, L.P.(4)	6,735,094	10.4%
400 Hamilton Avenue, 4th floor
Palo Alto, CA 94301
Batios Holdings Limited(5)	4,754,914	7.4%
Trident Chambers, P.O. Box 146, Road Town
Tortola, British Virgin Islands
Draper Fisher Jurvetson Fund IX, L.P. and its affiliates(6)	4,508,849	7.0%
2882 Sand Hill Road, Suite 150
Menlo Park, CA 94025
WM Organic Growth, Inc.	4,483,209	6.9%
1001 Fannin St., Suite 4000
Houston, TX 77002
Iceland Genomics Ventures, S.A.(7)	3,560,417	5.5%
12 rue Gullaume Schuerder
L 2924 Luxemburg

Name and address of beneficial owner	Number of shares beneficially owned	Percentage of shares beneficially owned
		Before offering	After offering
Directors and named executive officers
Joshua L. Green(2)	11,215,763	17.3%
Thomas J. G. Huot, Ph.D.(3)	8,151,288	12.6%
Christophe H. Schilling, Ph.D.(8)	1,813,265	2.8%
Mark J. Burk, Ph.D.(9)	695,948	1.1%
Michael J. Savage(10)	513,527	*
William H. Baum(11)	277,125	*
Warren Clark(12)	221,250	*
Dennis McGrew(13)	25,000	*
Patrick McCroskey, Ph.D.(14)	—	—
J. Leighton Read, M.D.(15)	—	—
All current executive officers and directors as a group (10 persons)(16)	22,888,166	34.7%

*	Represents beneficial ownership of less than 1%.
(1)	Includes 12,378,932 shares of common stock, or TPG Stock, held by TPG Biotechnology Partners III, L.P., or Partners III, a Delaware limited partnership, whose general partner is TPG Biotechnology GenPar III, L.P., a Delaware limited partnership, whose general partner is TPG Biotechnology GenPar III Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., or Group Advisors, a Delaware corporation. Messrs. David Bonderman and James G. Coulter are officers, directors and sole shareholders of Group Advisors and may therefore be deemed to be the beneficial owners of the TPG Stock. The address for Messrs. Bonderman and Coulter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(2)	Eighth MDV Partners, L.L.C. is the general partner of MDV VIII, L.P. Joshua L. Green is a managing member of Eighth MDV Partners, L.L.C., or MDV, the general partner of MDV VIII, L.P., MDV VIII Leaders’ Fund, L.P. and MDV ENF VIII, L.P., or collectively the MDV Funds. As a managing member of MDV, Mr. Green shares voting and investment power over the shares held by the MDV Funds and may be deemed to have indirect beneficial ownership of such shares. Mr. Green disclaims beneficial ownership of such shares held by the MDV Funds, except to the extent of his proportionate pecuniary interest therein.
(3)	Includes 4,075,644 shares of common stock held by VantagePoint Venture Partners 2006 (Q), L.P. and 4,075,644 shares of common stock held by VantagePoint Cleantech Partners II, L.P. VantagePoint Venture Associates 2006, L.L.C. is the general partner of VantagePoint Venture Partners 2006 (Q), L.P. VantagePoint Clean Tech Management, Ltd. is the general partner of VantagePoint CleanTech Associates II, L.P., which the general partner of VantagePoint CleanTech Partners II, L.P. Alan E. Salzman has voting and investment power with respect to the shares held by VantagePoint Venture Partners 2006 (Q), L.P. and VantagePoint Cleantech Partners II, L.P. Mr. Salzman disclaims beneficial ownership over these shares except to the extent of his pecuniary interest.
(4)	Alloy Ventures 2005, LLC is the general partner of Alloy Ventures 2005, L.P. and has voting and investment power with respect to the shares held by Alloy Ventures 2005, L.P. The Managing Members of Alloy Ventures 2005, LLC are Craig Taylor, John Shoch, Doug Kelly, Dan Rubin, Ammar Hanafi, Michael Hunkapiller, and Tony Di Bona, each of whom disclaim beneficial ownership except to the extent of their pecuniary interest therein.
(5)	Photini Panayiotou and Nataliya Zhmaylo Theocharous have voting and investment power with respect to the shares held by Batios Holdings Limited, each of whom disclaim beneficial ownership except to the extent of their pecuniary interest therein.
(6)	Includes 4,242,828 shares of common stock held by Draper Fisher Jurvetson Fund IX, L.P., or Fund IX, 151,047 shares of common stock held by Draper Associates, L.P., or DALP, and 114,974 shares of common stock held by Draper Fisher Jurvetson Partners IX, LLC, or Partners IX. Fund IX is a Cayman Islands exempted limited partnership. The general partner of Fund IX is Draper Fisher Jurvetson Fund IX Partners, L.P., or Fund IX GP, and, as such, has voting and investment power for all investments while held by Fund IX. Fund IX GP is controlled by Timothy C. Draper, John H. N. Fisher and Stephen T. Jurvetson. DALP is a California limited partnership, and a Small Business Investment Company, regulated by the U.S. Small Business Administration. The general partner of DALP is Draper Associates, Inc., which is wholly owned and controlled by Mr. Draper. DALP invests lockstep alongside Fund IX. Partners IX is a California limited liability company. It invests lockstep alongside Fund IX. The managing members of Partners IX are Mr. Draper, Mr. Fisher and Mr. Jurvetson.
(7)	Includes 3,500,000 shares of common stock held by Iceland Genomics Ventures, S.A. and 60,417 shares of common stock held by Iceland Genomics Partners. Tryggvi Petursson has sole voting and investment power with respect to the shares held by Iceland Genomics Ventures, S.A. and Iceland Genomics Partners.
(8)	Includes 1,450,244 shares held by Dr. Schilling and 363,021 shares that Dr. Schilling has the right to acquire from us within 60 days of July 31, 2011 pursuant to the exercise of stock options.
(9)	Includes 685,532 shares held by Dr. Burk and 10,416 shares that Dr. Burk has the right to acquire from us within 60 days of July 31, 2011 pursuant to the exercise of stock options.

(10)	Represents 513,527 shares that Mr. Savage has the right to acquire from us within 60 days of July 31, 2011 pursuant to the exercise of stock options.
(11)	Represents 277,125 shares that Mr. Baum has the right to acquire from us within 60 days of July 31, 2011 pursuant to the exercise of stock options.
(12)	Includes 100,000 shares held by Mr. Clark and 121,250 shares that Mr. Clark has the right to acquire from us within 60 days of July 31, 2011 pursuant to the exercise of stock options.
(13)	Represents 25,000 shares that Mr. McGrew has the right to acquire from us within 60 days of July 31, 2011 pursuant to the exercise of stock options.
(14)	Patrick McCroskey, Ph.D., who is also one of our directors, is a principal of TPG Biotech, which is an affiliate of Partners III. Dr. McCroskey disclaims beneficial ownership of the TPG Stock. The address of Dr. McCroskey is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(15)

J. Leighton Read, M.D., who is also one of our directors, is a Venture Partner at Alloy Ventures. Dr. Read disclaims beneficial ownership of the shares held by Alloy Ventures 2005, L.P. The address of Dr. Read is 400 Hamilton Avenue, 4th Floor, Palo Alto, CA 94301.

(16)	Includes 21,602,827 shares held by all current executive officers and directors as a group and 1,285,339 shares that all current executive officers and directors as a group have the right to acquire from us within 60 days of July 31, 2011 pursuant to the exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of          shares of common stock, par value $0.0001 per share and          shares of preferred stock, par value $0.0001 per share. The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

Outstanding Shares

On June 30, 2011, there were 5,245,636 shares of common stock outstanding, held of record by 28 stockholders. This amount excludes our outstanding shares of preferred stock, which will convert into 58,063,325 shares of common stock upon the closing of this offering. Based on          shares of common stock outstanding as of June 30, 2011, which assumes (1) the conversion of all outstanding shares of our preferred stock and (2) the issuance by us of          shares of common stock in this offering, there will be          shares of common stock outstanding upon the closing of this offering.

As of June 30, 2011, there were 9,902,645 shares of common stock subject to outstanding options under our equity incentive plans and up to 108,683 shares of common stock issuable upon the exercise of an outstanding warrant.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

On June 30, 2011, there were 56,426,190 shares of preferred stock outstanding, held of record by 17 stockholders. Upon the closing of this offering, all outstanding shares of preferred stock will have been converted into 58,063,325 shares of our common stock. Immediately prior to the closing of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to          shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of June 30, 2011, there was an outstanding warrant to purchase the following shares of our capital stock:

Description	# of Shares of Common Stock After this Offering	Exercise Price After this Offering
Series C-1 Preferred Stock	108,683	$1.8402

In June 2011, in connection with an equipment loan and security agreement with TriplePoint Capital, LLC, we issued a warrant to purchase an aggregate of 108,683 shares of our Series C-1 preferred stock at an initial exercise price of $1.8402 per share. The warrant is exercisable for one year from the offering date set forth on the cover page of this prospectus.

This warrant has a net exercise provision under which TriplePoint Capital, LLC may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. This warrant also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

TriplePoint Capital, LLC is entitled to registration rights under our amended and restated investor rights agreement, as described in “Registration Rights” below.

Registration Rights

Under our amended and restated investor rights agreement, 180 days after the public offering date set forth on the cover page of this prospectus, the holders of 57,713,325 shares of common stock, or their transferees, have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file. In addition, 180 days after the public offering date set forth on the cover page of this prospectus, TriplePoint Capital, LLC or its transferee, has the “piggyback” registration rights as described below, with respect to the 108,683 shares of common stock issuable upon exercise of its warrant.

Demand Registration Rights

At any time beginning on the earlier of (1) June 30, 2012 and (2) 180 days after the public offering date set forth on the cover page of this prospectus, the holders of at least 30% of the shares (so long as the aggregate number of securities requested to be sold under such registration statement is at least $5,000,000) having demand registration rights have the right to make up to two demands that we file a registration statement, subject to specified exceptions, conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, the holders of at least 10% of the shares having Form S-3 registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $500,000, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights

If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares included in the registration statement, except this offering in which the holders have waived any and all rights to have their shares included.

Expenses of Registration

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights discussed above will terminate five years following the closing of this offering or, as to a given holder of registrable securities, when such holder is able to sell all of their registrable securities in a single 90-day period under Rule 144 of the Securities Act.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to          shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Nasdaq Global Market Listing

We have applied for listing of our common stock on the Nasdaq Global Market under the symbol “GENO.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is         . The transfer agent and registrar’s address is         .

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of June 30, 2011, upon the closing of this offering,          shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining          shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	no restricted shares will be eligible for immediate sale upon the closing of this offering;

•	up to restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements at least 180 days after the date of this offering; and

•

the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods under Rule 144, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of June 30, 2011, options to purchase a total of 9,902,645 shares of common stock were outstanding, of which 3,787,861 were vested. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriters” and will become eligible for sale at the expiration of those agreements unless held by an affiliate of ours.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholder, have agreed that for a period of 180 days after the date of this prospectus, subject to specified exceptions, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. Upon expiration of the “lock-up” period, certain of our stockholders and warrantholder will have the right to require us to register their shares under the Securities Act. See “Registration Rights” below.

Registration Rights

Upon the closing of this offering, the holders of 57,713,325 shares of our common stock and a warrant to purchase up to 108,683 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2011 plan and the 2011 purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes and does not deal with state, local or non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, partnerships and other pass-through entities, and investors in such pass-through entities or an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. tax consequences or any U.S. federal non-income tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Also, partnerships, or other entities that are treated as partnerships for U.S. federal income tax purposes (regardless of their place of organization or formation) and entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their place of organization or formation) are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, or other appropriate form, certifying the Non-U.S.

Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce your adjusted basis in our common stock as a non-taxable return of capital, but not below zero, and then will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). With respect to (c) above, in general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation, however, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption. The current backup withholding rate is 28%.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax benefit or credit with respect to such backup withholding.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held by or Through non-U.S. Entities

Recently enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to holders of our common stock that own such common stock through non-U.S. accounts or intermediaries and to certain Non-U.S. Holders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury Department that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders. Under certain transition rules, any obligation to withhold under the new legislation with respect to dividends on our common stock will not begin until January 1, 2014 and with respect to gross proceeds on disposition of our common stock, will not begin until January 1, 2015. Holders of our common stock should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Jefferies & Company, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Jefferies & Company, Inc.
Piper Jaffray & Co.
Raymond James & Associates, Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or, in the case of a default with respect to the shares covered by the underwriters’ over-allotment option described below, the underwriting agreement may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to          additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, solely to cover over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional          shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “GENO.”

We and all of our directors and officers, and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned by us or such persons or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	publicly announce the intent to do any of the foregoing,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, except for the filing of a registration statement on Form S-8 relating to the offering of securities in accordance with the terms of a plan in effect on the date hereof.

The restrictions described in the immediately preceding paragraph do not apply to, among other things:

•

transactions relating to shares of our common stock or other securities acquired in open market transactions after the closing of the offering of the shares, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of our common stock or other securities acquired in such open market transactions;

•

transfers of shares of our common stock or any security convertible into our common stock as a bona fide gift, by will or intestate succession to a member of the immediately family of such persons or to a trust for the direct or indirect benefit of such persons or a member of the immediate family of such persons, provided that each transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock, shall be required or shall be voluntarily made during the restricted period;

•

distributions of shares of our common stock or any security convertible into our common stock to the general or limited partners or the stockholders or members of such persons, provided that each transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock, shall be required or shall be voluntarily made during the restricted period;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that such plan does not provide for the transfer of our common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or voluntarily made during the restricted period;

•

the exercise of any options or warrants to purchase common stock or other securities (including by cashless exercise to the extent permitted by the instruments representing such options or warrants so long as such cashless exercise is effected solely by the surrender of outstanding options or warrants to us and the cancellation of all or a portion thereof to pay the exercise price), provided that in any such case, the shares of common stock or any securities convertible into common stock issued upon exercise shall remain subject to the provisions of the lock-up agreement and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock, shall be required or shall be voluntarily made during the restricted period;

•

transfers of our common stock or any security convertible into common stock in connection with the exercise of any stock options held by such persons to satisfy tax withholding obligations pursuant to our equity incentive plans disclosed in the Prospectus, provided no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock, shall be required or shall be voluntarily made during the restricted period;

•

transfers to us in connection with the repurchase of shares of common stock or any security convertible into common stock issued pursuant to equity incentive plans disclosed in the Prospectus or pursuant to agreements pursuant to which shares of common stock were issued; or

•	the sale of shares of our common stock pursuant to the terms of the underwriting agreement.

In addition, we, all of our directors and officers, and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the other may be required to make because of any of these liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. We cannot assure you that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the

Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. The underwriters are being represented by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. As of the date of this prospectus, Cooley LLP beneficially owns an aggregate of 200,000 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning the chemical industry, including our market opportunity, is based on information from independent industry analysts, third party sources and management estimates. Management estimates are derived from publicly-available information released by independent industry analysts and third party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and market, which we believe to be reasonable. In addition, while we believe the market opportunity information included in this prospectus is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 10520 Wateridge Circle, San Diego, California 92121 or telephoning us at (858) 824-1771.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.genomatica.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website incorporated by reference in, and is not part of, this prospectus.

Genomatica, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Genomatica, Inc.

We have audited the accompanying balance sheets of Genomatica, Inc. as of December 31, 2009 and 2010, and the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genomatica, Inc. at December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, CA

June 30, 2011

Genomatica, Inc.

BALANCE SHEETS

(in thousands, except par value)

	December 31,		June 30, 2011	Pro Forma Stockholders’ Equity as of June 30, 2011
	2009	2010
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,301	$15,164	$6,451
Marketable securities	1,304	8,977	32,827

Total cash, cash equivalents and marketable securities	3,605	24,141	39,278
Accounts receivable, net	165	2,660	99
Other current assets	284	344	752

Total current assets	4,054	27,145	40,129
Restricted cash	205	205	205
Other assets	—	—	138
Property and equipment, net	1,936	3,146	4,204

Total assets	$6,195	$30,496	$44,676

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$1,646	$2,723	$3,740
Deferred revenue	101	2,555	882
Current portion of notes and capital lease obligations	111	77	115
Preferred stock warrant	—	—	148	$—

Total current liabilities	1,858	5,355	4,885
Non-current portion of capital lease obligations	108	92	79

Total liabilities	1,966	5,447	4,964
Commitments and contingencies (Note 4)
Series B, C and C-1 convertible preferred stock, $0.0001 par value;
Authorized — 13,630, 44,425 and 52,794 shares at December 31, 2009, 2010 and June 30, 2011;
Issued and outstanding — 13,630, 39,670 and 52,576 shares at December 31, 2009, 2010 and June 30, 2011, zero shares pro forma (unaudited);
Liquidation preference — $20,399, $56,648 and $80,399 at December 31, 2009, 2010 and June 30, 2011, zero pro forma (unaudited)	20,249	54,969	78,545	—
Stockholders’ equity (deficit):
Series A and A-1 convertible preferred stock, $0.0001 par value;
Authorized — 3,850 shares at December 31, 2009, 2010 and June 30, 2011, zero shares pro forma (unaudited);
Issued and outstanding — 3,850 shares at December 31, 2009, 2010 and June 30, 2011, zero shares pro forma (unaudited);
Liquidation preference — $3,850 at December 31, 2009, 2010 and June 30, 2011, zero pro forma (unaudited)	3,830	3,830	3,830	—
Common stock and additional paid-in capital, $0.0001 par value;
Authorized — 30,000, 65,000 and 74,817 shares at December 31, 2009, 2010 and June 30, 2011;
Issued and outstanding — 5,007, 5,112 and 5,246 shares at December 31, 2009, 2010 and June 30, 2011, and 63,309 shares pro forma (unaudited)	621	756	881	83,404
Notes receivable from stockholders	(44)	(22)	(13)	(13)
Accumulated other comprehensive (loss)	—	(3)	12	12
Accumulated deficit	(20,427)	(34,481)	(43,543)	(43,543)

Total stockholders’ equity (deficit)	(16,020)	(29,920)	(38,833)	39,860

Total liabilities and stockholders’ equity	$6,195	$30,496	$44,676

The accompanying notes are an integral part of these financial statements

Genomatica, Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per share amounts)

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Revenues	$2,488	$887	$726	$319	$1,915

Operating expenses:
Research and development	5,106	6,063	9,593	4,359	7,200
Marketing, general and administrative	3,779	3,852	5,173	2,336	3,806

Total operating expenses	8,885	9,915	14,766	6,695	11,006

Loss from operations	(6,397)	(9,028)	(14,040)	(6,376)	(9,091)
Interest and other income	491	83	18	9	46
Interest and other (expense)	(16)	(44)	(32)	(8)	(17)

Net loss	$(5,922)	$(8,989)	$(14,054)	$(6,375)	$(9,062)

Unrealized gain (loss) on marketable securities	34	(44)	(3)	—	15

Comprehensive loss	$(5,888)	$(9,033)	$(14,057)	$(6,375)	$(9,047)

Basic and diluted net loss per common share	$(1.27)	$(1.80)	$(2.79)	$(1.27)	$(1.77)
Shares used to calculate net loss per common share	4,657	4,997	5,043	5,010	5,132
Pro forma basic and diluted net loss per share			$(0.37)	$(0.17)	$(0.15)
Shares used to calculate pro forma basic and diluted net loss per share			38,477	36,917	60,608

The accompanying notes are an integral part of these financial statements

Genomatica, Inc.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Cash flows from operating activities
Net loss	$(5,922)	$(8,989)	$(14,054)	$(6,375)	$(9,062)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based expense	99	89	123	66	98
Depreciation	310	499	830	337	595
Accretion of premium or discount on marketable securities	(65)	21	(22)	(14)	171
Forgiveness of note receivable	27	19	22	2	9
Common stock issued pursuant to license agreement	—	—	2	—	—
Amortization of deferred financing charges	—	—	—	—	1
Changes in operating assets and liabilities:
Accounts receivable	(10)	171	(2,495)	40	2,561
Other current and non-current assets	(78)	22	(60)	(2)	(546)
Accounts payable and accrued expenses	62	372	3,531	724	(508)

Net cash used in operating activities	(5,577)	(7,796)	(12,123)	(5,222)	(6,681)
Cash flows from investing activities
Purchases of property and equipment	(1,114)	(524)	(1,973)	(1,241)	(1,635)
Purchases of marketable securities	(12,680)	(4,299)	(11,890)	(2,907)	(35,242)
Maturities of marketable securities	16,301	10,961	4,236	1,328	11,235
Restricted cash	(219)	15	—	—	—

Net cash provided by (used in) investing activities	2,288	6,153	(9,627)	(2,820)	(25,642)
Cash flows from financing activities
Net proceeds from sales of preferred stock	400	—	34,720	14,108	23,576
Proceeds from stock option and warrant exercises	213	6	10	—	27
Payments on notes payable to employees	(23)	—	—	—	—
Borrowings under short-term note	—	—	—	—	71
Repayments of short-term note	—	—	—	—	(15)
Payments on capital lease obligations	(65)	(118)	(117)	(77)	(49)
Repurchase of common stock	—	(168)	—	—	—

Net cash provided by (used in) financing activities	525	(280)	34,613	14,031	23,610

Increase (decrease) in cash and cash equivalents	(2,764)	(1,923)	12,863	5,989	(8,713)
Cash and cash equivalents at beginning of period	6,988	4,224	2,301	2,301	15,164

Cash and cash equivalents at end of period	$4,224	$2,301	$15,164	$8,290	$6,451

Supplemental cash flow information
Cash paid for interest	$16	$30	$20	$10	$7
Supplemental disclosure of noncash investing activities
Assets acquired under capital leases	$198	$122	$67	$42	$18

The accompanying notes are an integral part of these financial statements

Genomatica, Inc.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except per share amounts)

	Series B, C, C-1 Convertible Preferred Stock		Series A, A-1 Convertible Preferred Stock		Common Stock and Additional Paid-in Capital		Notes Receivable from Stock- holders	Accumulated Other Compre- hensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2007	13,363	$19,849	3,850	$3,830	4,570	$381	$(90)	$10	$(5,516)	$(1,385)
Issuance of Series B convertible preferred stock for cash at $1.4967 per share	267	400	—	—	—	—	—	—	—	—
Exercise of common stock options	—	—	—	—	1,416	213	—	—	—	213
Unvested shares from early exercise of stock options	—	—	—	—	(1,201)	(192)	—	—	—	(192)
Restricted stock issued for services	—	—	—	—	10	—	—	—	—	—
Stock-based compensation — employees	—	—	—	—	—	66	—	—	—	66
Stock-based expense — consultants	—	—	—	—	—	33	—	—	—	33
Forgiveness of note receivable from stockholder	—	—	—	—	—	—	27	—	—	27
Net loss	—	—	—	—	—	—	—	—	(5,922)	(5,922)
Unrealized gain on marketable securities	—	—	—	—	—	—	—	34	—	34

Balance at December 31, 2008	13,630	20,249	3,850	3,830	4,795	501	(63)	44	(11,438)	(7,126)

The accompanying notes are an integral part of these financial statements

Genomatica, Inc.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

(in thousands, except per share amounts)

	Series B, C, C-1 Convertible Preferred Stock		Series A, A-1 Convertible Preferred Stock		Common Stock and Additional Paid-in Capital		Notes Receivable from Stock- holders	Accumulated Other Compre- hensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2008	13,630	20,249	3,850	3,830	4,795	501	(63)	44	(11,438)	(7,126)
Exercise of common stock options	—	—	—	—	62	6	—	—	—	6
Vesting of early exercised stock options	—	—	—	—	150	25	—	—	—	25
Stock-based compensation — employees	—	—	—	—	—	61	—	—	—	61
Stock-based expense — consultants	—	—	—	—	—	28	—	—	—	28
Forgiveness of note receivable from stockholder	—	—	—	—	—	—	19	—	—	19
Net loss	—	—	—	—	—	—	—	—	(8,989)	(8,989)
Unrealized (loss) on marketable securities	—	—	—	—	—	—	—	(44)	—	(44)

Balance at December 31, 2009	13,630	20,249	3,850	3,830	5,007	621	(44)	—	(20,427)	(16,020)
Issuance of Series C convertible preferred stock for cash at $1.035 per share, net of issuance costs of $875	14,493	14,125	—	—	—	—	—	—	—	—
Issuance of Series C-1 convertible preferred stock for cash at $1.8402 per share, net of issuance costs of $654	11,547	20,595	—	—	—	—	—	—	—	—
Issuance of common stock for license agreement	—	—	—	—	10	2	—	—	—	2
Exercise of common stock options	—	—	—	—	95	10	—	—	—	10
Stock-based compensation — employees	—	—	—	—	—	95	—	—	—	95
Stock-based expense — consultants	—	—	—	—	—	28	—	—	—	28
Forgiveness of note receivable from stockholders	—	—	—	—	—	—	22	—	—	22
Net loss	—	—	—	—	—	—	—	—	(14,054)	(14,054)
Unrealized (loss) on marketable securities	—	—	—	—	—	—	—	(3)	—	(3)

Balance at December 31, 2010	39,670	54,969	3,850	3,830	5,112	756	(22)	(3)	(34,481)	(29,920)

The accompanying notes are an integral part of these financial statements

Genomatica, Inc.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

(in thousands, except per share amounts)

	Series B, C, C-1 Convertible Preferred Stock		Series A, A-1 Convertible Preferred Stock		Common Stock and Additional Paid-in Capital		Notes Receivable from Stock- holders	Accumulated Other Compre- hensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2010	39,670	54,969	3,850	3,830	5,112	756	(22)	(3)	(34,481)	(29,920)
Issuance of Series C-1 convertible preferred stock for cash at $1.8402 per share, net of issuance costs of $174 (unaudited)	12,906	23,576	—	—	—	—	—	—	—	—
Exercise of common stock options (unaudited)	—	—	—	—	134	27	—	—	—	27
Stock-based compensation — employees (unaudited)	—	—	—	—	—	74	—	—	—	74
Stock-based expense — consultants (unaudited)	—	—	—	—	—	24	—	—	—	24
Forgiveness of note receivable from stockholders (unaudited)	—	—	—	—	—	—	9	—	—	9
Net loss (unaudited)	—	—	—	—	—	—	—	—	(9,062)	(9,062)
Unrealized gain on marketable securities (unaudited)	—	—	—	—	—	—	—	15	—	15

Balance at June 30, 2011 (unaudited)	52,576	$78,545	3,850	$3,830	5,246	$881	$(13)	$12	$(43,543)	$(38,833)

The accompanying notes are an integral part of these financial statements

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS

1. The Company and Summary of Significant Accounting Policies

Business

Genomatica, Inc. (“Genomatica” or the “Company”) delivers manufacturing processes that enable the Company’s industry partners to produce intermediate and basic chemicals from renewable feedstocks, such as various conventional sugars and sugars from cellulosic biomass. The Company’s processes use microorganisms to convert renewable feedstocks into the exact same intermediate and basic chemicals that are at the core of the chemical industry. The Company is developing a pipeline of manufacturing processes for the production of these chemicals, including the Company’s first target chemical, butanediol (“BDO”), and the Company’s second target chemical, butadiene. A key element of the Company’s strategy is to partner with industry leaders through a combination of joint venture and licensing arrangements in order to accelerate the broad and rapid commercial utilization of the Company’s production processes.

Capital Resources

The Company has financed its cash requirements primarily through the issuance of equity securities and revenues generated collaborative research and development agreements, government grants, and the license of the Company’s proprietary software to customers for modeling and simulating complex biological systems.

Unaudited Interim Financial Statements

The interim balance sheet as of June 30, 2011, the statements of operations and comprehensive loss and statements of cash flows for the six months ended June 30, 2010 and 2011, and the statements of convertible preferred stock and stockholders’ equity (deficit) for the six months ended June 30, 2011 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements, and in the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair statement of the results of these interim periods have been included. The results of operations for the six months ended June 30, 2010 and 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011 or for any other interim period.

Unaudited Pro Forma Presentation

The unaudited pro forma stockholders’ equity as of June 30, 2011 and pro forma basic and diluted net loss per share reflect the automatic conversion of all outstanding shares of the Company’s convertible preferred stock into 58,063,000 shares of common stock and the conversion of the Company’s preferred stock warrant into a warrant for common stock, upon the closing of the initial public offering contemplated by the Company. The unaudited pro forma stockholders’ equity does not include the effect of any common shares or estimated net proceeds from the initial public offering contemplated by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash, Cash Equivalents and Marketable Securities

All highly liquid investments with original maturities of 90 days or less at the time of purchase are considered cash equivalents. Marketable securities are highly liquid investments with original maturities greater than 90 days at the date of purchase. The Company classifies its marketable securities as available-for-sale, as the

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

sale of such securities may be required prior to maturity to implement management strategies. Available-for-sale securities are carried at fair value with unrealized gains and losses reported as a component of other comprehensive income within stockholders’ equity (deficit). Realized gains and losses from the sale of available-for-sale securities, if any, are determined on a specific identification basis and included in other income on the statement of operations. Securities may be purchased at a price that is different than its maturity value, resulting in a premium or discount which is amortized as earned and included within interest income.

Concentration of Credit Risk

The Company is subject to concentrations of credit risk in its financial instruments, which consist primarily of cash, cash equivalents and marketable securities. The Company invests its excess cash in highly liquid debt instruments of financial institutions, government municipalities, and corporations with strong credit ratings. The Company has established guidelines to diversify its cash investments and their maturities to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates, and changes in the Company’s operations and financial position. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. To date, the Company has not experienced any losses on its cash, cash equivalents and marketable securities.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation, which is recognized using the straight-line method over the estimated useful lives of the assets. The estimated useful lives range from three to five years, except leasehold improvements which are depreciated over the shorter of the estimated useful lives of the assets or the related lease term.

Impairment of Long-Lived Assets

The Company assesses its long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the fair value to the carrying value. The Company has not recognized any impairment losses through June 30, 2011.

Convertible Preferred Stock

The holders of the Company’s outstanding convertible preferred stock, voting together as a separate class, have the majority of the Company’s voting rights. Accordingly, the holders of the Company’s convertible preferred stock can force a change in control which would trigger liquidation provisions for the Company’s Series B, Series C and Series C-1 convertible preferred stock. Because redemption of the Company’s Series B, Series C, and Series C-1 convertible preferred stock is outside the Company’s control, these shares are presented outside of permanent equity on the Company’s balance sheets. The Company’s Series A and Series A-1 convertible preferred stock would convert into common shares immediately prior to such a transaction and would not trigger liquidation provisions. As a result, the Company’s Series A and Series A-1convertible preferred stock are included within stockholders’ equity (deficit). The Company’s balance sheets present the aggregate amounts of the Company’s convertible preferred stock classified outside of permanent equity and the aggregate amount presented within permanent equity. See Note 7 for additional information.

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

Revenue Recognition

The Company’s primary sources of revenues are from collaborative research and development agreements, government grants and the license of the Company’s proprietary software to customers for modeling and simulating complex biological systems. For the years ended December 31, 2008, 2009 and 2010, and the six months ended June 30, 2010 and 2011, the Company’s revenue was from the following sources (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Collaborative research and development revenue	$151	$10	$235	$121	$1,667
Government grants	1,332	599	155	114	186
License revenue	1,005	278	336	84	62

Total revenue	$2,488	$887	$726	$319	$1,915

The Company recognizes revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists, (2) products have been delivered, transfer of technology has been completed or services have been rendered, (3) the fee is fixed or determinable, and (4) collectability is reasonably assured. For multiple deliverable agreements entered into after December 31, 2010, consideration is allocated at the inception of the agreement to all deliverables based on their relative selling price. The relative selling price for each deliverable is determined using vendor specific objective evidence (“VSOE”) of selling price or third-party evidence of selling price if VSOE does not exist. If neither VSOE nor third-party evidence of selling price exists, the Company uses its best estimate of the selling price for the deliverable.

Collaborative Research and Development Agreements (prior to January 1, 2011):

The Company’s collaborative research and development agreements may provide the Company with multiple revenue streams, including up-front payments for technology access, payments for full-time equivalent employee (“FTE”) services, and the potential to earn milestone payments upon achievement of contractual criteria. Revenue arrangements with multiple components are divided into separate units of accounting if certain criteria are met, including whether the delivered component has stand-alone value to the customer. Consideration received in the arrangement is allocated among the separate units of accounting based on their respective fair values.

If sales arrangements contain multiple elements, the Company evaluates whether the components of each arrangement represent separate units of accounting. If they do contain separate units of accounting, revenue recognition standards require the Company to estimate the fair value of each individual element and whether it is separable from the other elements of the contract. Appropriate revenue recognition criteria are then applied to each unit of accounting.

After determining the respective fair values, applicable revenue recognition criteria are then applied to each of the units in the following manner:

•	The value of upfront payments are deferred upon receipt and recognized as revenue over the period of performance specified in the agreement.

•	The value of payments related to FTE services is recognized as research services are performed over the performance periods for each contract.

•	The value of payments related to milestones which are determined to be substantive and at risk are recognized upon achievement of the milestone event and when collectability is reasonably assured.

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

Determining whether separate units of accounting exist, the value of the deliverables, and the appropriate revenue recognition criteria for such accounting units, requires management to make subjective determinations and exercise judgment about the fair values of each individual element and whether it is separable from other aspects of the contractual relationship. The Company has determined that all of its revenue arrangements for the years ended December 31, 2008, 2009 and 2010, and the six months ended June 30, 2011, contain one unit of accounting.

Government Grants:

Revenues from government grants are generally at a cost plus profit basis. Such revenue is recognized as the related research costs and services are performed, provided that the conditions under which the government grants and contracts were provided have been met and the Company has only perfunctory obligations outstanding.

Software Licenses:

The Company licenses its proprietary SimPheny software to customers for the use in modeling and simulating complex biological systems. The licenses are generally for a one-year period during which time the Company provides support, maintenance and upgrades when and if available. Revenue is recognized on a straight-line basis over the term of the license agreement.

Patent Costs

Costs related to filing and pursuing patent applications are expensed as incurred since the underlying technology has not been commercially proven to date. Such costs are included within marketing, general and administrative expense.

Research and Development

Research and development expenses consist primarily of costs incurred for personnel engaged in research and development activities, laboratory supplies, payments to outside service providers, including contract manufacturers that have assisted us in pilot scale production and purification of BDO, and expenses incurred under cost sharing arrangements such as those under our joint development agreement with Tate & Lyle for demonstration scale production of BDO. Research and development expenses also include a portion of facility and overhead costs attributable to our research and development efforts. Research and development costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To date, the Company has a full valuation allowance against its net deferred tax assets and expects to continue to reserve such net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

Comprehensive Loss

Comprehensive loss is net loss plus certain other items that are recorded directly to stockholders’ equity (deficit), which for the Company consists of changes in unrealized gains and losses on securities classified as available-for sale. All components of comprehensive loss, including net loss, are reported in the financial statements in the period in which they are recognized. The Company reports comprehensive loss as a component of the statements of operations and comprehensive loss.

Stock-Based Expense

Stock-based expense is recognized in the statement of operations for employee and director awards, and consultant awards. Employee and director award stock-based expense is based on estimated amounts, including the grant date fair value, the probability of achieving performance conditions and the expected service period for awards with conditional vesting provisions. The Company estimates the grant date fair value of stock options using the Black-Scholes valuation model which requires the use of multiple subjective inputs. Such subjective inputs include an estimate of future volatility, expected forfeitures and the expected term of the stock option award. The Company estimates its expected future volatility based on comparable companies because the Company’s stock does not have a readily available trading market. The expected term is estimated using guidance provided by the Securities and Exchange Commission (“SEC”) in Staff Accounting Bulletin (“SAB”) No. 107 and SAB No. 110, which provide a formula-driven approach for determining the expected term. Stock-based compensation is based on awards expected to ultimately vest and is reduced for estimated forfeitures. Estimated forfeitures are adjusted to actual amounts as they become known.

The value of the portion of the awards expected to vest is recognized on a straight-line basis over the award’s requisite service period. The requisite service period is generally the time over which the Company’s share-based awards vest. Some share-based awards vest upon achieving performance conditions, in which case the value of the award is recognized over the period from the date the performance condition is determined to be probable of occurring through the time the applicable condition is met. Expense is not recognized until such time the performance condition is considered probable of being achieved.

Consultant share-based award expense is based on the fair value of the awards as they vest, which is determined using the Black-Scholes option pricing model. The fair value of the unvested portion of the awards is remeasured each reporting period with expense recognized over the expected service period to the extent the award is probable of being earned.

Licensed Software

The Company develops software that is used both internally in the Company’s research and development efforts and licensed to academic and research institutions. All costs incurred prior to the resolution of unproven functionality and features, including new technologies, are expensed as research and development. After the uncertainties have been tested and the development issues have been resolved and technological feasibility is achieved, subsequent direct costs such as coding, debugging and testing are capitalized. Capitalized costs of software to be sold, licensed or otherwise marketed are amortized on the greater of the units of production and the straight-line basis over the estimated useful lives of the related software applications. The Company had not capitalized software costs as of December 31, 2010 or as of June 30, 2011.

Net Loss Per Share

Basic earnings per share (“EPS”) excludes the effects of common stock equivalents. It is calculated by dividing net income or loss applicable to common stockholders by the weighted average number of common

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

shares outstanding for the period, net of the weighted average number of unvested common shares outstanding subject to repurchase, if any. Diluted EPS is computed in the same manner as basic EPS, but includes the effects of common stock equivalents to the extent they are dilutive using the treasury-stock method. For the Company, basic and diluted EPS are equivalent because the Company incurred a net loss in all periods presented. As a result, any potentially dilutive securities would be anti-dilutive, and are therefore excluded from diluted EPS. The following table presents the Company’s basic and diluted net loss per share (in thousands, except per share amounts).

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Actual
Numerator
Net loss	$(5,922)	$(8,989)	$(14,054)	$(6,375)	$(9,062)

Denominator
Weighted average common shares outstanding	5,611	4,997	5,043	5,010	5,132
Weighted average unvested common shares subject to repurchase	(954)	—	—	—	—

Denominator for basic and diluted net loss per share	4,657	4,997	5,043	5,010	5,132

Basic and diluted net loss per share	$(1.27)	$(1.80)	$(2.79)	$(1.27)	$(1.77)

Anti-dilutive securities at period end not included in diluted net loss per share because their effect would be anti-dilutive
Convertible preferred stock outstanding	17,480	17,480	43,520	31,973	56,426
Series B convertible preferred stock anti-dilution provision	—	—	1,637	1,637	1,637
Stock options outstanding	5,032	4,373	6,555	6,495	9,903
Convertible preferred stock warrants	—	—	—	—	109

Total anti-dilutive securities not included in net loss per share	22,512	21,853	51,712	40,105	68,075

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

The following table presents the Company’s pro forma basic and diluted net loss per share, which assumes the conversion of all outstanding shares of convertible preferred stock into shares of common stock as if the conversion occurred at the date the convertible preferred stock was issued (unaudited and in thousands, except per share amounts).

	Year Ended December 31, 2010	Six Months Ended June 30,
		2010	2011
Pro Forma
Numerator
Net loss	$(14,054)	$(6,375)	$(9,062)

Denominator
Weighted average common shares outstanding	5,043	5,010	5,132
Weighted average unvested common shares subject to repurchase	—	—	—
Add: Pro forma adjustment to reflect weighted average effect of assumed conversion of convertible preferred stock	33,434	31,907	55,476

Denominator for basic and diluted net loss per share	38,477	36,917	60,608

Pro forma basic and diluted net loss per share	$(0.37)	$(0.17)	$(0.15)

Segment Information

The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented for the Company as a whole for purposes of allocating resources and evaluating financial performance. The Company operates from one geographic location. It has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single reporting segment and operating unit structure which is the development and commercialization of biochemical products.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-13, Revenue Recognition: Multiple Deliverable Revenue Arrangements, which changes the accounting for arrangements with multiple deliverables. Specifically, arrangement consideration is allocated to its deliverables based on their relative selling prices. The new standard also eliminates the use of the residual method of revenue recognition. The standard is effective for arrangements entered into or significantly modified in fiscal years beginning after June 15, 2010. The adoption of this guidance did not have a material impact on the Company’s financial statements.

In October 2009, the FASB issued ASU No. 2009-14, Software: Certain Revenue Arrangements That Include Software Elements, which changes revenue recognition for tangible products containing software and hardware elements. Specifically, revenue arrangements involving tangible products with software elements that are essential to the functionality of the products are scoped out of existing software revenue recognition accounting guidance and will be accounted for under these new accounting standards. The standard is effective for arrangements entered into or significantly modified in fiscal years beginning after June 15, 2010. The adoption of this guidance did not have a material impact on the Company’s financial statements.

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements, which requires new disclosures for fair value measures and provides clarification for existing disclosure requirements. Specifically, this amendment requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements, and to describe the reasons for the transfers. It requires disclosure about purchases, sales, issuances and settlements in the reconciliation for Level 3 fair value measurements which use significant unobservable inputs. It also clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosure about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The updated guidance is effective for reporting periods beginning after December 15, 2009, except for the disclosures regarding the reconciliation of Level III fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Company’s financial statements.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition — Milestone Method, which provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition. Certain development, licensing arrangements and similar transactions include payment provisions whereby a portion or all of the consideration is contingent upon the successful completion of milestones. The amendments in these standards provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. The standard is effective for fiscal periods beginning after June 15, 2010, and applies to milestones achieved on or after that time. The adoption of this guidance did not have a material impact on the Company’s financial statements.

In April 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, to improve the comparability of fair value measurements disclosed in financial statements prepared under U.S. GAAP and International Financial Reporting Standards (“IFRS”). The ASU does not require any additional fair value measurements, but clarifies definitions and enhances disclosures, especially around Level 3 fair value measurements. The standard is effective for fiscal years beginning after December 15, 2011. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, updating ASC Topic 220, Comprehensive Income. Under this ASU, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance eliminates the current option to present other comprehensive income and its components in the Company’s statement of convertible preferred stock and stockholders’ equity (deficit). This guidance does not change the components that are recognized in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. This standard is effective for fiscal years, and interim periods beginning after December 15, 2011 and is to be applied retrospectively. The Company’s statements of operations and comprehensive loss present other comprehensive loss in accordance with this guidance and no impact on the Company’s financial statements is expected from the adoption of this standard.

2. Fair Value of Financial Instruments

The Company’s accounts receivable, accounts payable and accrued liabilities are presented in the financial statements at their carrying amounts, which approximates fair values due to their short maturities. Based on the borrowing rates currently available to the Company for debt with similar terms, management believes the

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

carrying value of the capital lease obligations approximates the fair value. The Company’s cash equivalents and marketable securities are carried at fair value based on quoted market prices. The Company’s convertible preferred stock warrant liability, which was issued in June 2011, is carried at fair value based on its calculated value.

A valuation hierarchy for disclosure of the inputs used to measure fair value prioritizes the inputs into three broad levels as follows:

•	Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2 — Inputs are quoted prices for similar assets and liabilities in active markets or quoted prices for identical items in markets that are not active.
•	Level 3 — Inputs are unobservable inputs for the asset or liability and are only used when there is little, if any, market activity for the asset or liability at the measurement date.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. When available, the Company uses quoted market prices to determine the fair value of its investments, and they are included in Level 1. When quoted market prices are unobservable, the Company uses quotes from independent pricing vendors based on recent trading activity and other relevant information. These investments are included in Level 2 and comprise the Company’s portfolio of U.S. government and agency notes, corporate debt securities, commercial paper and foreign debt securities. The Company’s convertible preferred stock warrant liability does not have any observable inputs or quoted prices for the instrument. The Company determined its fair value using a binomial pricing model, which is a Level 3 fair value measurement.

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2009 (in thousands).

	Fair Value Determined Under:
	Level 1	Level 2	Level 3	Total
Financial Assets:
Money market funds	$1,723	$—	$—	$1,723
U.S. government agency notes and debt	—	1,304	—	1,304

Total financial assets	$1,723	$1,304	$—	$3,027

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2010 (in thousands).

	Fair Value Determined Under:
	Level 1	Level 2	Level 3	Total
Financial Assets:
Money market funds	$8,888	$—	$—	$8,888
U.S. government agency notes and debt	—	10,110	—	10,110
Corporate debt and commercial paper	—	4,723	—	4,723

Total financial assets	$8,888	$14,833	$—	$23,721

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2011 (unaudited and in thousands).

	Fair Value Determined Under:
	Level 1	Level 2	Level 3	Total
Financial Assets:
Money market funds	$4,826	$—	$—	$4,826
U.S. government agency notes and debt	—	19,206	—	19,206
Corporate debt and commercial paper	—	15,121	—	15,121

Total financial assets	$4,826	$34,327	$—	$39,153

Financial Liabilities:
Convertible preferred stock warrant	$—	$—	$148	$148

Total financial liabilities	$—	$—	$148	$148

The Company issued the convertible preferred stock warrant on June 20, 2011 and determined the fair value of the warrant at that time as described more fully in Note 6, “Debt.” The fair value of the warrant did not change significantly from the date of issuance through June 30, 2011.

3. Composition of Certain Balance Sheet Items

Marketable Securities

Marketable securities consisted of the following at December 31, 2009 (in thousands):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Market Value
U.S. government agency notes and debt	$1,303	$1	$—	$1,304

Total marketable securities	$1,303	$1	$—	$1,304

Marketable securities consisted of the following at December 31, 2010 (in thousands):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Market Value
U.S. government agency notes and debt	$5,234	$—	$(2)	$5,232
Corporate debt and commercial paper	3,746	1	(2)	3,745

Total marketable securities	$8,980	$1	$(4)	$8,977

Marketable securities consisted of the following at June 30, 2011 (unaudited and in thousands):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Market Value
U.S. government agency notes and debt	$18,198	$8	$—	$18,206
Corporate debt and commercial paper	14,617	5	(1)	14,621

Total marketable securities	$32,815	$13	$(1)	$32,827

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

The Company had no realized gains or losses on sales of marketable securities for the years ended December 31, 2009 and 2010, or for the six months ended June 30, 2011. At June 30, 2011, the Company’s marketable securities had a weighted average time to maturity of 140 days and all of the marketable securities held by the Company as of June 30, 2011 mature within one year.

Property and Equipment

Property and equipment consisted of the following (in thousands):

		December 31,		June 30, 2011
	Useful Life	2009	2010
				(unaudited)
Laboratory equipment	5 years	$1,554	$2,965	$4,154
Computer equipment and software	3-5 years	983	1,283	1,374
Furniture and equipment	5 years	404	422	428
Leasehold improvements	Various	268	579	585
Construction in progress		—	—	361

Property and equipment at cost		3,209	5,249	6,902
Less: accumulated depreciation		(1,273)	(2,103)	(2,698)

Property and equipment, net		$1,936	$3,146	$4,204

Depreciation expense was $310,000, $499,000 and $830,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and $337,000 (unaudited) and $595,000 (unaudited) for the six months ended June 30, 2010 and 2011, respectively.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following (in thousands):

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Accounts payable	$715	$1,608	$2,307
Accrued compensation and benefits	608	726	1,100
Deferred rent	212	272	253
Other accrued liabilities	111	117	80

Accounts payable and accrued expenses	$1,646	$2,723	$3,740

4. Commitments and Contingencies

Capital Leases

The Company is obligated under various capital leases for certain equipment and leasehold improvements purchased under financing arrangements. These agreements mature at various dates through July 2014 and have interest rates generally ranging between 10% to 15%. Fixed assets and their related lease liability were recorded at the present value of the future lease payments of $476,000 and $544,000 at December 31, 2009 and 2010, respectively, and $562,000 (unaudited) as of June 30, 2011. Depreciation expense on leased assets is included

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

within depreciation expense on the Company’s other fixed assets. Accumulated depreciation on fixed assets financed under capital leases was $172,000 and $281,000 at December 31, 2009 and 2010, respectively, and $342,000 (unaudited) as of June 30, 2011.

Future minimum payments under capital leases as of December 31, 2010, were as follows (in thousands):

2011	$88
2012	47
2013	44
2014	9
2015	—
Thereafter	—

Total minimum lease payments	188
Less: Amount of payment related to interest	(19)

Capital lease obligations	$169

Current portion of capital lease obligations	$77
Non-current capital lease obligations	92

Capital lease obligations	$169

Future minimum payments under capital leases as of June 30, 2011, were as follows (unaudited, in thousands):

Remainder of 2011	$39
2012	52
2013	50
2014	9
2015	—
Thereafter	—

Total minimum lease payments	150
Less: Amount of payment related to interest	(12)

Capital lease obligations	$138

Current portion of capital lease obligations	$59
Non-current capital lease obligations	79

Capital lease obligations	$138

Operating Leases

The Company is obligated under certain operating leases. The Company occupies its corporate headquarters and lab facility under a lease entered into in April 2008 and as amended in November 2009, March 2010 and May 2011. As amended, the lease term is through July 2015 with an option by the Company to extend the lease term for an additional five years, or terminate the lease in May 2013 subject to providing the landlord nine months written notice. If the Company elects to terminate the lease in May 2013, the Company is obligated to pay an early termination fee equal to $450,000 plus unamortized tenant improvement allowances estimated to be $94,000. As of June 30, 2011, the Company did not intend to exercise its early termination option.

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2010, and June 30, 2011, the monthly lease payment is $62,000 and $70,000, respectively, plus certain expenses. The monthly lease payment increases by approximately 3% per year. The lease and related amendments contain abated and discounted rent provisions including an abated rent payment for the month of July 2011 and a discount of $11,000 in August 2011. The Company recognizes rent expense on a straight-line basis over the expected term of the lease, with deferred rent recorded to the extent rent payments are different than this straight-line expense.

The April 2008 lease agreement provided for $103,000 of tenant improvements and the March 2010 lease amendment provided for $43,000 of tenant improvements. The landlord financed both of these tenant improvement allowances and the Company is paying them back through January 2014 and July 2014, respectively at an interest rate of 10% per annum. The Company included these financing arrangements as part of its capital lease obligations. The total outstanding obligation for these tenant improvements included in capital leases was $84,000 and $104,000 at December 31, 2009 and 2010, respectively, and $90,000 (unaudited) as of June 30, 2011. The lease amendment entered into in May 2011 includes a tenant improvement allowance of up to $180,000 (unaudited) under which the Company may make permanent improvements to the building, subject to the landlord’s approval.

In conjunction with the facility lease, the Company entered into a letter of credit secured by a money market account in the amount of $205,000. The letter of credit remains in effect through the expiration of the lease in July 2014. Rent expense for the facility was $262,000, $446,000 and $622,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and $283,000 (unaudited) and $356,000 (unaudited) for the six months ended June 30, 2010 and 2011, respectively.

Future minimum payments under operating leases as of December 31, 2010, were as follows (in thousands):

2011	$750
2012	774
2013	793
2014	473
2015	—
Thereafter	—

Total	$2,790

Future minimum payments under operating leases as of June 30, 2011, were as follows (unaudited, in thousands):

Remainder of 2011	$343
2012	862
2013	883
2014	905
2015	539
Thereafter	—

Total	$3,532

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

5. Significant Agreements

Waste Management Joint Development Agreement

In December 2010, the Company and Waste Management Organic Growth, Inc. (“WMOG”) entered into a joint development agreement to produce chemicals from synthesis gas sourced primarily from municipal waste. Under the joint development agreement, the Company provides research and development resources in exchange for payments received from WMOG. The payments are received either at the commencement of each stage or scheduled as each stage progresses, and are non-cancellable. Each stage provides approximately nine to eighteen months for the Company to complete defined technical accomplishments. If the stage’s technical milestones are not completed within the defined time period, then the contract is cancellable by WMOG unless WMOG agrees to extend the stage completion time. The next stage of development cannot commence until the previous stage is successfully completed. Each stage is expected to take between nine and eighteen months to complete and provides for funding based on ten full-time employee equivalents annually as defined in the agreement. Concurrent with entering the joint development agreement, WMOG participated in the Company’s Series C-1 convertible preferred stock offering on the same terms and conditions as the other investors in the financing round.

The compensation received for each stage is commensurate with the resources expected to be required to complete the objectives. The Company recognizes revenue for each contractual stage on a straight-line basis over the expected time to complete the objectives for that stage. The Company recognizes deferred revenue to the extent payments are received, or contractually obligated to be received, in advance of being earned.

Tate & Lyle Joint Development Agreement

In March 2011, the Company and Tate & Lyle Ingredients Americas, Inc. (“Tate & Lyle”) entered into a joint development and services agreement under which Tate & Lyle and the Company have partnered to advance BDO toward commercialization through its manufacture in larger quantities (“demonstration scale”). Under the agreement, Tate & Lyle provides a significant portion of the equipment and resources to operate at demonstration scale and the Company supplements certain of the Tate & Lyle equipment and continues to advance the BDO process technology. The Company and Tate & Lyle are equally sharing in Tate & Lyle’s operating costs while the demonstration plant is undergoing preparation work. Once the demonstration scale runs commence, then Tate & Lyle has the option to continue to equally share in the costs or Tate & Lyle can elect to continue to provide the operational resources to run the demonstration plant, but the Company will pay the full cost of such operations. If Tate & Lyle decides not to share in the costs and Tate & Lyle later decides to participate in the operation of a commercial-scale BDO plant, then Tate & Lyle will be required to reimburse the Company for 50% of any costs incurred solely by the Company.

The agreement may be terminated by the Company upon 60 days written notice or within 90 days of providing Tate & Lyle with notice that the Company is moving forward with a commercial-scale BDO plant in North America. The agreement may be terminated by Tate & Lyle if the Company has not elected to commence demonstration scale manufacturing by March 15, 2012 or if the Company has not elected to move into the commercial BDO production phase by September 15, 2013. The agreement may also be terminated by either party for breach of contract or mutual consent.

Chemtex Joint Development Agreement

In April 2011, the Company and Chemtex Italia S.r.1 (“Chemtex”), a wholly-owned subsidiary of Gruppo Mossi & Ghisolfi, the M&G Group, entered into a joint development agreement to produce BDO from biomass. Biomass is plant residue or similar organic matter, for which Chemtex has developed their PROESA technology to convert such biomass into cellulosic sugars which can be used as a feedstock to produce BDO or other chemicals using the Company’s biotechnology. Under the joint development agreement, the Company and

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

Chemtex are each responsible for the development of their respective technologies to produce BDO from biomass sugars. Chemtex is supplying a PROESA pilot plant in Rivalta, Italy as well as the feedstock and resources necessary to operate the pilot plant. The Company is supplying additional equipment that may be needed to modify the PROESA pilot plant to produce BDO and is developing the process technology to utilize these biomass cellulosic sugars to produce BDO. The agreement terminates in April 2016 or upon mutual consent of both parties, breach of contract by either party, or upon the Company entering into a specified third party agreement.

Department of Energy Grant

In June 2011, the Company was awarded a grant from the Department of Energy to receive up to $5,000,000 over a three-year period for the development of technology to use alternative feedstocks, such as biomass, to make chemicals. The terms of the grant require the Company to provide a 20%, or up to $1,250,000, contribution toward the development of this technology. As of June 30, 2011, the specific terms and conditions of the award remain under negotiation and work has not commenced under this grant.

6. Debt

In June 2011, the Company entered into an equipment line of credit under which the Company may borrow up to $4,000,000 to finance purchases of equipment and software made between February 2011 and December 31, 2011. Amounts financed under the line of credit are collateralized by the underlying assets. The Company paid a $30,000 upfront facility fee to the lender plus $8,000 for the lender’s legal and documentation costs, both of which are recorded as deferred financing charges and being amortized to interest expense over the term of the debt line. The interest rate is Prime plus 4.75%, subject to a minimum interest rate of 8.0%. The Company is also obligated to make a lump sum payment at the end of the loan term equal to 6% of amounts borrowed for equipment purchases and 10% of amounts borrowed for software purchases. The lump sum payment is being accrued to interest expense over the term of the loan. Amounts borrowed are repaid over 42 months with an option to extend the term by 3 month if the Company satisfies certain conditions including the issuance of at least $40,000,000 of additional equity financing by March 31, 2013. The equipment line of credit does not subject the Company to any covenants; however, prior to each draw down on the equipment line, the lender has the opportunity to review the Company’s financial and operational condition.

In conjunction with the debt line, the Company issued a warrant to the lender to purchase 109,000 shares of the Company’s Series C-1 convertible preferred stock at a price of $1.8402 per share (the Series C-1 price). In the event the Company issues shares in its next round of financing within 24 months at a price lower than $1.8402, then the exercise price decreases to match the new lower price. The warrant has a 10 year term, which is reduced to one year after an initial public offering in the event the Company completes such a public offering. In this case, the number of shares underlying the warrant would also increase such that the adjusted exercise price multiplied by the new number of shares equals $200,000. This warrant is exercisable into preferred stock that is redeemable under terms that are not under control of the Company, and therefore classified as a liability. As a result of liability classification, it is remeasured to fair value each reporting period with the change in value charged to interest and other expense. At inception, the fair value of the warrant was determined to be $148,000 with such amount recorded as a deferred financing cost which is being amortized to interest and other expense over the term of the line of credit. The fair value of the warrant at inception was determined based on a binomial pricing model using an exercise price of $1.8402 per share, a fair value of the underlying preferred stock of $2.204 per share, volatility of 61%, a discount rate of between 0.19% and 2.97%, and an expected term of between 1.5 and 10 years. In the event the Company’s preferred stock converts to common stock, such as in the case of a qualified initial public offering, the warrant would be exercisable into common stock instead of convertible preferred stock. The fair value of the warrant liability at that time would be reclassified into equity.

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

The fair value of the warrant did not change significantly from the date of issuance through June 30, 2011. As of June 30, 2011, the Company had not borrowed any amounts under the line of credit.

In May 2011, the Company entered into a short-term financing arrangement under which it financed $71,000 of insurance premium payments for its corporate insurance. The note carries a 5.95% interest rate and is payable monthly over a nine month period. At June 30, 2011, the outstanding balance on this note was $56,000.

Future minimum payments under debt obligations as of June 30, 2011, are as follows (unaudited, in thousands):

Remainder of 2011	$49
2012	8
2013	—
2014	—
2015	—
Thereafter	—

Total payments	57
Less: Amount of payment related to interest	(1)

Note payable obligation	$56

Current portion	$56
Non-current portion	—

Note payable obligation	$56

7. Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Convertible Preferred Stock

The following table summarizes the Company’s convertible preferred stock as of December 31, 2009 (in thousands):

	Shares Authorized	Shares Outstanding	Gross Proceeds	Offering Costs	Net Proceeds	Liquidation Preference
Series A	3,500	3,500	$3,500	$(20)	$3,480	$3,500
Series A-1	350	350	350	—	350	350
Series B	13,630	13,630	20,399	(150)	20,249	20,399

Total	17,480	17,480	$24,249	$(170)	$24,079	$24,249

The following table summarizes the Company’s convertible preferred stock as of December 31, 2010 (in thousands):

	Shares Authorized	Shares Outstanding	Gross Proceeds	Offering Costs	Net Proceeds	Liquidation Preference
Series A	3,500	3,500	$3,500	$(20)	$3,480	$3,500
Series A-1	350	350	350	—	350	350
Series B	13,630	13,630	20,399	(150)	20,249	20,399
Series C	14,493	14,493	15,000	(875)	14,125	15,000
Series C-1	16,302	11,547	21,249	(654)	20,595	21,249

Total	48,275	43,520	$60,498	$(1,699)	$58,799	$60,498

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

The following table summarizes the Company’s convertible preferred stock as of June 30, 2011 (unaudited and in thousands):

	Shares Authorized	Shares Outstanding	Gross Proceeds	Offering Costs	Net Proceeds	Liquidation Preference
Series A	3,500	3,500	$3,500	$(20)	$3,480	$3,500
Series A-1	350	350	350	—	350	350
Series B	13,630	13,630	20,399	(150)	20,249	20,399
Series C	14,493	14,493	15,000	(875)	14,125	15,000
Series C-1	24,671	24,453	45,000	(829)	44,171	45,000

Total	56,644	56,426	$84,249	$(1,874)	$82,375	$84,249

Each holder of preferred stock has the right to convert their shares of preferred stock into shares of common stock at an initial conversion ratio of one-to-one at any time. Each share of preferred stock will automatically convert into shares of common stock at the then effective applicable conversion rate upon the earlier of: (i) immediately upon the closing of a firmly underwritten public offering in which the Company receives gross proceeds of at least $50,000,000 at a price of at least $5.00 per share, or (ii) each class of preferred stock may choose to convert to common upon the vote of between a majority and 70% of the outstanding stock of the class of preferred stock converting to common, on an as-if converted to common stock basis.

The holders of Series A, Series A-1, Series B, Series C, and Series C-1 preferred stock are entitled to receive, when and if declared by the Company’s board of directors out of legally available funds, dividends payable to the holders at the per annum amount equal to 8% of $1.00, $1.00, $1.4967, $1.035 and $1.8402 per share (the “Original Issuance Price”), respectively. The Series C dividend is cumulative while all other series of preferred stock are non-cumulative. The Series B, Series C and Series C-1 preferred stock receives dividends in preference and priority to any dividend on the Series A and Series A-1, which in turn receives preference and priority over any dividend on common stock. As of December 31, 2010 and June 30, 2011, no dividends have been declared by the Company’s board of directors.

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B, Series C, and Series C-1 preferred stock will be entitled to receive their applicable Original Issuance Price, plus declared and unpaid dividends, in preference to the holders of Series A and Series A-1 preferred stock and common stock. After the payment of the full liquidation preference to the holders of Series B, Series C, and Series C-1 preferred stock, the holders of Series A preferred stock will be entitled to receive $1.00 per share, plus declared and unpaid dividends. After the payment of the full liquidation preference to the Series A preferred stock, the holders of Series A-1 preferred stock will be entitled to receive $1.00 per share, plus declared and unpaid dividends. Finally, any remaining assets of the Company will be distributed ratably among the holders of the common stock and preferred stock holders on an as if converted basis until each of the preferred stockholders have received twice their applicable Original Issuance Price, plus any declared dividends. Any remaining assets of the Company legally available for distribution will be divided ratably among the common stockholders.

In the event of a consolidation, merger or acquisition of the Company, the Series B, Series C and Series C-1 convertible preferred stock is treated in the same manner as if a liquidation, dissolution or winding up of the Company had occurred. However, in such an event, the Series A and Series A-1 convertible preferred stock would be treated as if they had converted into shares of common stock.

In the event the Company issues stock in the future at a price below the preferred stock’s applicable Original Issuance Price, the holders of such class of preferred stock are entitled to an increase in the number of shares of

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

common for which their preferred stock is convertible. The January 2010 Series C preferred stock financing had an Original Issuance Price of $1.035 which is lower than the Original Issuance Price of $1.4967 for the July 2007 Series B financing. Accordingly, the Series B preferred stock is entitled to receive an additional 1,637,000 shares of common stock when and if the Series B preferred stock converts into common shares (the “Series B Anti-Dilution Conversion”).

Preferred stockholders vote equally with common stockholders according to the number of shares of common stock an as-if converted basis; however, the preferred stockholders have been granted certain rights with regard to the election of members of the Company’s board of directors and various other corporate actions.

Authorized Stock and Stock Reserved for Future Issuance

The following table summarizes the number of shares of the Company’s stock authorized for future issuance (in thousands).

	Convertible Preferred Stock	Common Stock
Shares of stock authorized at December 31, 2009	17,480	30,000
Shares authorized for Series C stock issuance	14,493	20,000
Shares authorized for Series C-1 stock issuance	16,302	15,000

Shares of stock authorized at December 31, 2010	48,275	65,000
Shares authorized for Series C-1 stock issuance (unaudited)	8,152	9,600
Shares authorized for preferred stock warrant issuance (unaudited)	217	217

Shares of stock authorized at June 30, 2011 (unaudited)	56,644	74,817

The following table summarizes the number of shares of the Company’s common authorized stock available for future issuance (in thousands).

	December 31,		June 30,
	2009	2010	2011
			(unaudited)
Shares of common stock authorized	30,000	65,000	74,817
Shares of common stock outstanding	5,007	5,112	5,246
Shares issuable if preferred stock converts to common stock	17,480	43,520	56,426
Shares from Series B Anti-Dilution Conversion	—	1,637	1,637
Convertible preferred stock warrant	—	—	109
Stock options outstanding	4,373	6,555	9,903

Outstanding common stock and convertible instruments	26,860	56,824	73,321
Stock-based awards authorized for future issuance	1,091	3,155	3,612

Total common stock outstanding and potentially outstanding	27,951	59,979	76,933

Common stock reserved for future issuance	2,049	5,021	(2,116)

At June 30, 2011, the Company’s authorized common shares are sufficient to cover all outstanding common stock and instruments potentially convertible into shares of common stock. However, the Company’s authorized common shares are insufficient to cover stock-based awards authorized for future issuance.

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

Notes Receivable from Officers and Directors

In November 2003, an officer of the Company exercised an option for 800,000 shares of common stock at $0.10 per share in exchange for a full recourse promissory note of $80,000, which is secured by a pledge of the shares exercised. The promissory note accrues interest at 5% per annum. In September 2007, the Company elected to forgive the note and accrued interest over the 48-month period ended August 2011.

Additionally, in December 2003, a former member of the Company’s board of directors exercised an option for 94,000 shares of common stock at $0.10 per share in exchange for a full recourse promissory note of $9,400, which is secured by a pledge of the shares exercised. The promissory note accrues interest at 5% per annum with all outstanding principal and accrued interest due in August 2012. In November 2010, the Company elected to forgive the $9,400 note plus accrued interest of $4,000 in recognition of services rendered by this former member of the Company’s board of directors.

The Company recognized $27,000, $29,000 and $27,000 of expense related to the forgiveness of these notes for the years ended December 31, 2008, 2009 and 2010, respectively, and $13,000 (unaudited) and $9,000 (unaudited) for the six months ended June 30, 2010 and 2011, respectively. The principal amounts outstanding on these notes were $44,000 and $22,000 at December 31, 2009 and 2010, respectively, and $13,000 (unaudited) at June 30, 2011. Such principal is classified against the equity recorded from the exercise of the stock options on the Company’s balance sheets. Interest receivable was $16,000 and $8,000 at December 31, 2009 and 2010, respectively, and $8,000 (unaudited) at June 30, 2011 and is included as part of other current assets.

8. Stock-Based Awards

In 2008, the Company adopted the Genomatica, Inc. 2008 Equity Incentive Plan (the “Plan”), which replaced the Genomatica, Inc. 1998 Equity Incentive Plan. The Plan allows for the grant of stock options, stock bonuses and rights to acquire restricted stock to employees, directors and consultants. To date, the Company has granted 10,000 shares of restricted stock units, which have since fully vested and been exchanged for common stock, and all other awards under the Plan have been stock options.

The following table summarizes the share activity under the Plan (in thousands).

Shares
Shares available for issuance at December 31, 2009	1,091
Increase in authorized shares	4,341
Stock options granted	(3,100)
Stock options forfeited	823

Shares available for issuance at December 31, 2010	3,155
Increase in authorized shares (unaudited)	3,939
Stock options granted (unaudited)	(3,612)
Stock options forfeited (unaudited)	130

Shares available for issuance at June 30, 2011 (unaudited)	3,612

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

The following table summarizes the non-cash expense recognized in the Company’s statement of operations pertaining to stock options (in thousands).

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Stock-based expense included in research and development expense	32	41	66	32	50
Stock-based expense included in marketing, general and administrative expense	67	48	57	34	48

Total stock-based expense	$99	$89	$123	$66	$98

The Company’s stock-based expense for employee and director awards is presented in the following table (in thousands).

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Employees and Directors:
Stock-based compensation included in research and development expense	$26	$32	$61	$29	$41
Stock-based compensation included in marketing, general and administrative expense	40	29	34	27	33

Total stock-based compensation for employees and directors	$66	$61	$95	$56	$74

The Company’s stock-based expense for consultant awards is presented in the following table (in thousands).

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Consultants:
Stock-based expense included in research and development expense	6	9	5	3	9
Stock-based expense included in marketing, general and administrative expense	27	19	23	7	15

Total stock-based expense for consultants	$33	$28	$28	$10	$24

No related tax benefits for stock-based expenses have been recognized since the inception of the Company.

Stock Options

The terms and conditions of specific awards are set at the discretion of the Company’s board of directors. Stock options have a ten-year term and generally vest over a four year period with 25% vesting after one year of service and monthly thereafter. Certain options granted primarily to the Company’s executives vest upon the

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

earlier of 6 to 10 years or the achievement of certain performance conditions established by the Company’s board of directors. The Company recognizes expense on these options as they vest, or over the period the performance conditions are expected to be achieved, whichever is shorter.

Incentive stock options are granted with an exercise price equal to the fair value of the Company’s common stock on the date of grant, except the exercise price for options granted to a 10% or greater stockholder is equal to 110% of the fair value of the Company’s common stock on the date of grant. The fair value of the Company’s common stock is determined by the board of directors after considering a number of factors, including: the prices of preferred stock sold to outside investors in arm’s-length transactions, the rights, preferences and privileges of the convertible preferred stock relative to the common stock, the lack of an active public market the stock, the likelihood of achieving a liquidity event such as an initial public offering or sale of the Company, valuations performed by independent valuation advisors, execution of strategic agreements, status and risk of the Company’s product development programs, actual and projected operating and financial performance, hiring of key personnel, stage of development, performance of comparable public companies in the Company’s industry, trends and developments in the biochemical industry, and macro-economic events such as trends in the overall stock market and economy.

The following table summarizes the Company’s stock option activity (in thousands).

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2008	5,032	$0.14
Granted	1,030	0.25
Exercised	(213)	0.14
Forfeited	(1,476)	0.15

Outstanding at December 31, 2009	4,373	0.16
Granted	3,100	0.18
Exercised	(95)	0.11
Forfeited	(823)	0.23

Outstanding at December 31, 2010	6,555	0.16
Granted (unaudited)	3,612	0.33
Exercised (unaudited)	(134)	0.20
Forfeited (unaudited)	(130)	0.18

Outstanding at June 30, 2011 (unaudited)	9,903	$0.22

At December 31, 2010, of the 6,555,000 stock options outstanding, 5,259,000 were to employees and directors while 1,296,000 were to consultants. At December 31, 2010, the unrecognized grant date fair value for employee and director stock options was $311,000, which is expected to be recognized over the weighted average remaining vesting period for these stock options of 2.5 years. At June 30, 2011, of the 9,903,000 (unaudited) stock options outstanding, 8,457,000 were for employees and directors while 1,446,000 (unaudited) were for consultants. The unrecognized grant date fair value for employee and director stock options was $914,000 (unaudited), which is expected to be recognized over the weighted average remaining vesting period for these stock options of 3.9 years (unaudited).

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

The grant date fair value of employee and director stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Risk-free interest rate	3.0%-4.5%	1.5%-3.3%	1.9%-3.0%	2.97%	1.7%-2.5%
Expected term (years)	6.1 to 8.0	5.0 to 8.0	6.1	6.1	5.3 to 8.0
Expected volatility	65%	65%	65%	65%	65%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Fair value of underlying stock	$0.16-$0.25	$0.25	$0.18	$0.18	$0.43
Weighted average fair value of stock options	$0.11	$0.16	$0.11	$0.11	$0.28

The risk-free interest rate was based on the United States Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The expected term of options was calculated based on a formula driven approach prescribed in SAB No. 110 because the Company does not have ample relevant historical data to assess the Company’s stock option behavior. Expected volatility is derived from the historical volatilities of several unrelated public companies within the Company’s industry over a period of time equal to the expected term of the Company’s options because the Company does not have any trading history to use for calculating the volatility of the Company’s common stock. The expected dividend yield was based on the Company’s expectation of not paying dividends on the common stock in the foreseeable future.

The intrinsic value of an equity award is defined as the difference between the fair value of the underlying stock and its exercise price. If the exercise price is greater than the value of the underlying stock, then the award is considered to have zero intrinsic value at that date. At December 31, 2010, the Company’s common stock price was estimated to be $0.33 per share, resulting in an intrinsic value of outstanding stock options of $1,088,000 and an intrinsic value of vested stock options of $594,000. The intrinsic value of stock options exercised was $23,000 and $7,000 for the years ended December 31, 2009 and 2010, respectively, and zero (unaudited) and $17,000 (unaudited) for the six months ended June 30, 2010 and 2011, respectively.

A summary of stock options outstanding at December 31, 2009 is as follows (shares are in thousands):

	Stock Options Outstanding			Vested Stock Options
Exercise Price	Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Shares	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.10 to $0.14	1,061	3.5 Years	$0.10	1,060	3.5 Years	$0.10
$0.15 to $0.19	2,322	7.7 Years	0.16	1,354	7.6 Years	0.16
$0.20 to $0.25	990	9.6 Years	0.25	76	9.4 Years	0.25

Total	4,373	7.1 Years	$0.16	2,490	5.8 Years	$0.13

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

A summary of stock options outstanding at December 31, 2010 is as follows (shares are in thousands):

	Stock Options Outstanding			Vested Stock Options
Exercise Price	Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Shares	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.10 to $0.14	931	2.2 Years	$0.10	931	2.2 Years	$0.10
$0.15 to $0.19	5,334	8.3 Years	0.17	2,151	6.9 Years	0.16
$0.20 to $0.25	290	8.4 Years	0.25	176	8.4 Years	0.25

Total	6,555	7.4 Years	$0.16	3,258	5.7 Years	$0.14

A summary of stock options outstanding at June 30, 2011 is as follows (unaudited and shares are in thousands):

	Stock Options Outstanding			Vested Stock Options
Exercise Price	Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Shares	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.10 to $0.14	926	2.2 Years	$0.10	926	2.2 Years	$0.10
$0.15 to $0.19	5,096	7.8 Years	0.17	2,620	6.8 Years	0.16
$0.20 to $0.25	290	7.9 Years	0.25	202	7.9 Years	0.25
$0.26 to $0.35	3,591	9.9 Years	0.33	40	9.9 Years	0.33

Total	9,903	8.0 Years	$0.22	3,788	5.8 Years	$0.15

9. Related-Party Transactions

A member of the Company’s board of directors also provides consulting services to the Company for which the Company paid $72,000, $77,000 and $96,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and $46,000 (unaudited) and $47,000 (unaudited) for the six months ended June 30, 2010 and 2011, respectively. No amounts were owed as of the end of 2009 and 2010, and $17,000 (unaudited) was owed as of June 30, 2011. Another member of the Company’s board of directors provided consulting services during 2008 for which the Company paid $57,000. This board member did not provide consulting services during 2010 or 2009, or the six months ended June 30, 2011. No amounts were owed as of the end of any of these periods.

An officer and member of the Company’s board of directors was previously an officer of a company for which the Company performed collaborative research and development services. He separated from this company in September 2010. Under the collaborative agreement, which expired in April 2010, the Company charged for time and materials incurred in performing research and development efforts at agreed upon rates. The Company recorded revenue under this agreement of $182,000, $219,000 and $118,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and $118,000 (unaudited) and zero (unaudited) for the six months ended June 30, 2010 and 2011, respectively. The Company had a receivable from this transaction of $52,000 and zero at December 31, 2009 and 2010, respectively, and no receivable (unaudited) at June 30, 2011. After April 2010, the Company entered into a services exchange arrangement whereby the Company and the collaborative company perform services which are complimentary to each other’s technology with a net cash payment ultimately to be settled at a date to be determined. As of December 31, 2010 and June 30, 2011 no amounts have been paid under this services exchange agreement and the Company had a net payable to the collaborative company of $68,000 for both December 31, 2010 and June 30, 2011.

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

The Company’s outside legal counsel holds 200,000 shares of the Company’s common stock as a result of the exercise of a warrant in 2007 with an exercise price of $0.10 per share for which the Company received $20,000 of cash proceeds. The Company paid $146,000, $117,000 and $348,000 for legal services rendered during the years ended December 31, 2008, 2009 and 2010, respectively, and $182,000 (unaudited) and $343,000 (unaudited) for the six months ended June 30, 2010 and 2011, respectively. The Company had outstanding payables of $104,000 and $101,000 at December 31, 2009 and 2010, respectively, and $162,000 (unaudited) as of June 30, 2011.

GT Life Sciences, Inc. (GT), a Delaware corporation, was formed in July 2007 to facilitate the spin-off of certain technology prior to the closing of the Company’s Series B financing. The then existing stockholders and option holders of the Company were issued stock in GT, such that the current controlling stockholders of the Company are not controlling stockholders of GT. One of the officers of GT holds 860,000 shares of the Company’s common stock from the exercise of stock options in 2001 and 2008. In connection with the spin-off, the Company and GT executed a series of license agreements providing for GT’s independent and exclusive control of intellectual property that the Company licensed to it. In addition, the Company agreed to provide GT certain administrative and other services on a cost plus 15% basis. The Company recorded reimbursements of expenses or revenue in an aggregate amount of $30,000, $21,000 and $51,000 for the years ended December 31, 2008, 2009 and 2010, respectively, and $9,000 (unaudited) and $56,000 (unaudited) for the six months ended June 30, 2010 and 2011, respectively. The Company had an outstanding receivable of $1,000 and $8,000 at December 31, 2009 and 2010, respectively, and $30,000 (unaudited) as of June 30, 2011.

10. Income Taxes

At December 31, 2010, the Company had Federal income tax net operating loss carryforwards of $30,846,000 and California income tax net operating loss carryforwards of $30,254,000. Federal net operating loss carryforwards have a twenty year carryforward period and state net operating loss carryforwards generally have a ten year carryforward period. Unless previously utilized, the Company’s Federal and California tax loss carryforwards will begin to expire in 2021 and 2013, respectively. The Company also had Federal and California research and development credit carryforwards of $1,114,000 and $1,024,000, respectively at December 31, 2010. Federal research and development tax credits have a twenty year carryforward and state research and development credits do not expire. Unless previously utilized, the Company’s Federal research and development credit carryforwards begin to expire in 2021 and the California research and development credit carryforwards do not expire.

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company’s net operating loss and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% has occurred within a three-year period. To date the Company has not conducted an analysis of its net operating loss and research and development credit carryforwards under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended. Some of these carryforwards may be limited. Until this analysis has been completed, the Company has removed the deferred tax assets for net operating losses and research and development credits from its deferred tax asset schedule. A corresponding decrease in the Company’s valuation allowance was also made such that the Company’s net deferred tax assets remain fully reserved.

The deferred tax assets from net operating loss carryforwards not included in the schedule below are $7,841,000 and $12,253,000 as of December 31, 2009 and 2010, respectively. Deferred tax assets from research and development not included in the schedule are $1,201,000 and $1,790,000 as of December 31, 2009 and 2010, respectively. When the Company conducts this analysis, unrecognized tax benefits deemed available for

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

utilization will be recognized accordingly. As of December 31, 2010, the Company does not expect this analysis to be completed within the next 12 months and, as a result, the Company does not expect the unrecognized tax benefits will change within 12 months of this reporting date. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact the Company’s effective tax rate.

The following table summarizes the Company’s net deferred tax assets, excluding the Company’s net operating loss carryforwards and research and development credits (in thousands). The Company has established a valuation allowance to fully offset its net deferred tax assets because realization of such assets is uncertain as of December 31, 2010 (in thousands).

	December 31,
	2009	2010
Deferred revenue	$40	$1,018
Deferred rent	84	108
Depreciation and amortization	67	130
Stock-based compensation	52	67
Accrued vacation	60	74
Other	25	11

Total deferred tax assets	328	1,408
Valuation allowance	(328)	(1,408)

Net deferred tax assets	$—	$—

The following table provides a reconciliation between income taxes computed at the federal statutory rate and the Company’s provision for income taxes (amounts are in thousands). The increase in the valuation allowance includes the deferred tax assets from the Company’s net operating loss carryforwards and research and development credits, which are excluded in the net deferred tax asset table (in thousands).

	December 31,
	2008	2009	2010
Federal income taxes at 34% tax rate	$(1,988)	$(3,060)	$(4,783)
State income taxes, net of federal benefit	(341)	(525)	(821)
Research and development credits	(96)	(671)	(569)
Stock-based expense	25	19	35
Tax effect of non-deductible expenses and credits	20	19	58
Increase in valuation allowance	2,380	4,218	6,080

Provision for income taxes	$—	$—	$—

On January 1, 2009, the Company adopted authoritative guidance relating to the accounting for uncertainty in income taxes. The guidance clarifies the recognition threshold and measurement attributes for financial statement disclosure of tax positions taken, or expected to the taken, on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained.

On the date of adoption, there were no unrecognized tax benefits, nor are there unrecognized tax benefits included in the Company’s balance sheets. The Company is subject to taxation in the United States and California and is currently not under examination by the Internal Revenue Service or any other taxing authority.

Genomatica, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

The Company’s tax years from inception in 1999 and forward can be subject to examination by the tax authorities due to the carryforward of net operating losses and research and development credits. The Company’s accounting policy is to record interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties have been accrued as of December 31, 2010.

11. 401(k) Plan

The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain contributions to the 401(k) plan. No contributions were approved or funded by the Company through June 30, 2011.

12. Subsequent Events (unaudited)

The Company has evaluated subsequent events for recognition or disclosure through the date these financial statements were issued.

In August 2011, the Company borrowed $771,000 on its equipment line of credit to finance purchases of certain equipment. The amounts borrowed are collateralized by the underlying assets, the interest rate is 8.0% and the debt is being repaid over a 42-month term. At the end of the term, the Company will pay a lump sum payment equal to $47,000.

In July and August 2011, the Company issued 1,472,000 shares of common stock as a result of the exercise of stock options under which the Company received $239,000 of cash.

Genomatica's global partners

TATE & LYLE
WM
WASTE MANAGEMENT
Novamont
M&G
CHEMTEX
MITSUBISHI CHEMICAL

Technology platform accomplishments

BDO from renewable feedstocks
February 2008

Pilot scale production of BDO in under 2.5 years
June 2010

PBT from renewable feedstocks
February 2011

nature chemical biology

Peer-reviewed article on direct biological production of major chemical
May 2011

Winner, EPA Presidential Green Chemistry Challenge Award
June 2011

butadiene

Butadiene from renewable feedstocks
August 2011

Our core purpose

Lead the irresistible transition to sustainable materials through our technology and, united with industry leaders, make our world a better place.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by Genomatica, Inc. (the “Registrant”) in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the FINRA filing fee and the Nasdaq Global Market filing fee.

Amount to be paid
SEC registration fee		$11,610
FINRA filing fee		10,500
Nasdaq Global Market filing fee		25,000
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the closing of this offering, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnity agreements with each of its directors and executive officers, that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provided indemnification for certain matters, including:

•	indemnification beyond that permitted by the Delaware General Corporation Law;

•	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

•	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant’s stock

•

indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

•

indemnification for proceedings or claims brought by an officer or director against us or any of the Registrant’s directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by the Registrant’s board of directors or required by law;

•	indemnification for settlements the director or officer enters into without the Registrant’s consent; or

•	indemnification in violation of any undertaking required by the Securities Act of 1933, as amended (the “Securities Act”) or in any registration statement filed by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Except as otherwise disclosed under the heading “Legal Proceedings” in the “Business” section of this registration statement, there is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent sales of unregistered securities.

The following sets forth information regarding all unregistered securities sold by the Registrant since January 1, 2007:

(1)	In June 2007, the Registrant issued 200,000 shares of its common stock at a purchase price of $0.10 per share to Cooley LLP in connection with the exercise of a warrant.

(2)	In July 2007, the Registrant issued and sold to investors an aggregate of 13,362,730 shares of Series B preferred stock, at a purchase price of $1.4967 per share, for aggregate consideration of $19,999,998. Upon the closing of this offering, these shares will convert into 14,967,814 shares of common stock.

(3)	In April 2008, in connection with the appointment of Christopher Gann as the Registrant’s then-current Chief Executive Officer, the Registrant issued and sold to Mr. Gann 266,840 shares of Series B preferred stock, at a purchase price of $1.4967 per share, for aggregate consideration of $399,379. Upon the closing of this offering, these shares will convert into 298,891 shares of common stock.

(4)	In January 2010, the Registrant issued and sold to investors an aggregate of 14,492,756 shares of Series C preferred stock, at a purchase price of $1.035 per share, for aggregate consideration of $15,000,002. Upon the closing of this offering, these shares will convert into 14,492,756 shares of common stock.

(5)	The Registrant issued and sold to investors an aggregate of 24,453,864 shares of Series C-1 preferred stock at four closings in December 2010, January 2011, February 2011 and April 2011, at a purchase price of $1.8402 per share, for aggregate consideration of $45,000,001. Upon the closing of this offering, these shares will convert into 24,453,864 shares of common stock.

(6)	In June 2011, in connection with the Registrant’s equipment loan and security agreement with TriplePoint Capital, LLC, the Registrant issued a warrant to purchase up to an aggregate of 108,683 shares of the Registrant’s Series C-1 preferred stock, with an initial exercise price of $1.8402 per share. Upon the closing of this offering, this warrant will be exercisable for 108,683 shares of common stock at an exercise price of $1.8402 per share.

(7)	From January 1, 2008 to September 28, 2008, the Registrant granted stock options under its 1998 Equity Incentive Plan to purchase 580,097 shares of common stock (net of expirations and cancellations) to its employees, directors and consultants, having exercise prices of $0.16 per share and issued 10,000 shares of common stock to Michele Floriani, a consultant of the Registrant, pursuant to a restricted stock award. Of these, options to purchase 196,242 shares of common stock have been exercised through August 15, 2011, for aggregate consideration of $31,399 and all shares of common stock issued pursuant to the restricted stock award have vested.

(8)	From September 29, 2008 to August 15, 2011, the Registrant granted stock options under its 2008 Equity Incentive Plan (the “2008 Plan”) to purchase 8,574,200 shares of common stock (net of expirations and cancellations) to its employees, directors and consultants, having exercise prices ranging from $0.16 to $1.80 per share. Of these, options to purchase 354,326 shares of common stock have been exercised through August 15, 2011, for aggregate consideration of $69,904.

The offers, sales and issuances of the securities described in paragraphs (1), (2), (3), (4), (5) and (6) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about the Registrant.

The offers, sales and issuances of the securities described in paragraphs (7) and (8) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the Registrant’s employees, directors or bona fide consultants and received the securities under the 2008 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

Exhibit number	Description of document

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as amended and as currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation to become effective upon closing of this offering.

3.3	Amended and Restated Bylaws, as currently in effect.

3.4†	Form of Amended and Restated Bylaws to become effective upon closing of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

4.2	Form of Warrant to purchase Preferred Stock issued to TriplePoint Capital LLC on June 20, 2011.

5.1†	Opinion of Cooley LLP.

10.1+†	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.2+	Genomatica, Inc. 1998 Equity Incentive Plan, as amended, and Form of Stock Option Agreement, Notice of Exercise and Form of Stock Option Grant Notice thereunder.

10.3+	Genomatica, Inc. 2008 Equity Incentive Plan, as amended, and Form of Stock Option Agreement, Notice of Exercise and Form of Stock Option Grant Notice thereunder.

10.4+†	Genomatica, Inc. 2011 Equity Incentive Plan and Form of Stock Option Agreement, Notice of Exercise and Form of Stock Option Grant Notice thereunder.

10.5+†	Genomatica, Inc. 2011 Employee Stock Purchase Plan and Form of Offering Document thereunder.

10.6+†	Employment Agreement by and between the Registrant and Christophe H. Schilling, Ph.D. dated February 20, 2008.

10.7+†	Employment Agreement by and between the Registrant and William H. Baum dated August 5, 2010.

10.8+†	Employment Agreement by and between the Registrant and Mark J. Burk, Ph.D. dated February 20, 2008.

10.9+†	Employment Agreement by and between the Registrant and Michael E. Keane dated June 30, 2011.

Exhibit number	Description of document

10.10	Wateridge Summit Lease Form by and between the Registrant, Wateridge Goodman Investors, LLC and Wateridge Kiffmann Investors, LLC, dated April 18, 2008.

10.11	First Amendment to Wateridge Summit Lease Form by and between the Registrant, Wateridge Goodman Investors, LLC and Wateridge Kiffmann Investors, LLC, dated October 1, 2008.

10.12	Second Amendment to Wateridge Summit Lease Form by and between the Registrant, Wateridge Goodman Investors, LLC and Wateridge Kiffmann Investors, LLC, dated November 25, 2009.

10.13	Genomatica Lease Expansion Memorandum of Understanding (supplementing Wateridge Summit Lease Form by and between the Registrant, Wateridge Goodman Investors, LLC and Wateridge Kiffmann Investors, LLC, dated April 18, 2008, as amended), dated March 8, 2010.

10.14	Third Amendment to Wateridge Summit Lease Form by and between the Registrant, Wateridge Goodman Investors, LLC and Wateridge Kiffmann Investors, LLC, dated May 5, 2011.

10.15	Memorandum of Understanding (supplementing Wateridge Summit Lease Form by and between the Registrant, Wateridge Goodman Investors, LLC and Wateridge Kiffmann Investors, LLC, dated April 18, 2008, as amended), executed June 17, 2011.

10.16*†	License Agreement by and between the Registrant and The Regents of the University of California, dated December 20, 2001, as amended on February 14, 2002.

10.17*†	License Agreement by and between the Registrant and The Penn State Research Foundation, dated February 12, 2002, as amended on June 26, 2003 and May 17, 2005.

10.18*†	Joint Development Agreement by and between the Registrant and WM Organic Growth, Inc., dated December 1, 2010.

10.19*†	Supply Rights Agreement, by and between the Registrant and Waste Management National Services, Inc., dated December 1, 2010.

10.20*†	Joint Development Agreement by and between the Registrant and Tate & Lyle Ingredients Americas, Inc., dated March 15, 2011.

10.21*†	Services Agreement by and between the Registrant and Tate & Lyle Ingredients Americas, Inc., dated March 15, 2011.

10.22*†	Joint Development Agreement by and between the Registrant and Chemtex Italia S.r.l., dated April 15, 2011.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*	The Registrant intends to seek confidential treatment with respect to certain portions of this exhibit.

(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 23rd day of August, 2011.

GENOMATICA, INC.

By:	/s/ Christophe H. Schilling, Ph.D.
Christophe H. Schilling, Ph.D. President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christophe H. Schilling, Ph.D. and Michael E. Keane and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christophe H. Schilling, Ph.D. Christophe H. Schilling, Ph.D.	President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	August 23, 2011

/s/ Michael E. Keane Michael E. Keane	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 23, 2011

/s/ William H. Baum William H. Baum	Chief Business Development Officer and Executive Chairman of the Board of Directors	August 23, 2011

/s/ Warren Clark Warren Clark	Member of the Board of Directors	August 23, 2011

/s/ Joshua L. Green Joshua L. Green	Member of the Board of Directors	August 23, 2011

Signature	Title	Date

/s/ Thomas J.G. Huot, Ph.D. Thomas J.G. Huot, Ph.D.	Member of the Board of Directors	August 23, 2011

/s/ Patrick McCroskey, Ph.D. Patrick McCroskey, Ph.D.	Member of the Board of Directors	August 23, 2011

/s/ J. Leighton Read, M.D. J. Leighton Read, M.D.	Member of the Board of Directors	August 23, 2011

/s/ Michael J. Savage Michael J. Savage	Member of the Board of Directors	August 23, 2011

EXHIBIT INDEX

Exhibit number	Description of document

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as amended and as currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation to become effective upon closing of this offering.

3.3	Amended and Restated Bylaws, as currently in effect.

3.4†	Form of Amended and Restated Bylaws to become effective upon closing of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

4.2	Form of Warrant to purchase Preferred Stock issued to TriplePoint Capital LLC on June 20, 2011.

5.1†	Opinion of Cooley LLP.

10.1+†	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.2+	Genomatica, Inc. 1998 Equity Incentive Plan, as amended, and Form of Stock Option Agreement, Notice of Exercise and Form of Stock Option Grant Notice thereunder.

10.3+	Genomatica, Inc. 2008 Equity Incentive Plan, as amended, and Form of Stock Option Agreement, Notice of Exercise and Form of Stock Option Grant Notice thereunder.

10.4+†	Genomatica, Inc. 2011 Equity Incentive Plan and Form of Stock Option Agreement, Notice of Exercise and Form of Stock Option Grant Notice thereunder.

10.5+†	Genomatica, Inc. 2011 Employee Stock Purchase Plan and Form of Offering Document thereunder.

10.6+†	Employment Agreement by and between the Registrant and Christophe H. Schilling, Ph.D. dated February 20, 2008.

10.7+†	Employment Agreement by and between the Registrant and William H. Baum dated August 5, 2010.

10.8+†	Employment Agreement by and between the Registrant and Mark J. Burk, Ph.D. dated February 20, 2008.

10.9+†	Employment Agreement by and between the Registrant and Michael E. Keane dated June 30, 2011.

10.10	Wateridge Summit Lease Form by and between the Registrant, Wateridge Goodman Investors, LLC and Wateridge Kiffmann Investors, LLC, dated April 18, 2008.

10.11	First Amendment to Wateridge Summit Lease Form by and between the Registrant, Wateridge Goodman Investors, LLC and Wateridge Kiffmann Investors, LLC, dated October 1, 2008.

10.12	Second Amendment to Wateridge Summit Lease Form by and between the Registrant, Wateridge Goodman Investors, LLC and Wateridge Kiffmann Investors, LLC, dated November 25, 2009.

10.13	Genomatica Lease Expansion Memorandum of Understanding (supplementing Wateridge Summit Lease Form by and between the Registrant, Wateridge Goodman Investors, LLC and Wateridge Kiffmann Investors, LLC, dated April 18, 2008, as amended), dated March 8, 2010.

10.14	Third Amendment to Wateridge Summit Lease Form by and between the Registrant, Wateridge Goodman Investors, LLC and Wateridge Kiffmann Investors, LLC, dated May 5, 2011.

10.15	Memorandum of Understanding (supplementing Wateridge Summit Lease Form by and between the Registrant, Wateridge Goodman Investors, LLC and Wateridge Kiffmann Investors, LLC, dated April 18, 2008, as amended), executed June 17, 2011.

10.16*†	License Agreement by and between the Registrant and The Regents of the University of California, dated December 20, 2001, as amended on February 14, 2002.

Exhibit number	Description of document

10.17*†	License Agreement by and between the Registrant and The Penn State Research Foundation, dated February 12, 2002, as amended on June 26, 2003 and May 17, 2005.

10.18*†	Joint Development Agreement by and between the Registrant and WM Organic Growth, Inc., dated December 1, 2010.

10.19*†	Supply Rights Agreement, by and between the Registrant and Waste Management National Services, Inc., dated December 1, 2010.

10.20*†	Joint Development Agreement by and between the Registrant and Tate & Lyle Ingredients Americas, Inc., dated March 15, 2011.

10.21*†	Services Agreement by and between the Registrant and Tate & Lyle Ingredients Americas, Inc., dated March 15, 2011.

10.22*†	Joint Development Agreement by and between the Registrant and Chemtex Italia S.r.l., dated April 15, 2011.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*	The Registrant intends to seek confidential treatment with respect to certain portions of this exhibit.